Exhibit (a)(1)(A)

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION.  THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL CRUCELL N.V.’S ORDINARY SHARES (INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.  AT THE TIME THE OFFER IS COMMENCED, JOHNSON & JOHNSON WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND MAKE THE FINAL OFFER DOCUMENT APPROVED BY THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (THE “AFM”) PUBLICLY AVAILABLE.  CRUCELL N.V.’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC AND THE FINAL OFFER DOCUMENT APPROVED BY THE AFM BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT CRUCELL N.V.’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW).  THE SCHEDULE TO WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV). COPIES OF JOHNSON & JOHNSON’S FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO JOHNSON & JOHNSON AT JOHNSON & JOHNSON, ONE JOHNSON & JOHNSON PLAZA, NEW BRUNSWICK, NJ 08933, U.S.A., ATTN: CORPORATE SECRETARY’S OFFICE.  COPIES OF THE FINAL OFFER DOCUMENT APPROVED BY THE AFM WILL BE AVAILABLE AT THE OFFICES OF CRUCELL N.V. AT ARCHIMEDESWEG 4-6, 2333 CN LEIDEN, THE NETHERLANDS, AT THE OFFICES OF THE DUTCH SETTLEMENT AGENT, ING BANK N.V., BIJLMERDREEF 888, 1102 MG AMSTERDAM, THE NETHERLANDS AND ON THE WEBSITE OF CRUCELL N.V. (WWW.CRUCELL.COM).

The Offer will expire on [●] [●] 2011 at 17:30 hours Dutch time (11:30 a.m. New York time), unless extended

Offer Document
Dated [●] [●] 2010

regarding

the recommended cash offer for

(i) all issued and outstanding ordinary shares and
(ii) all issued and outstanding American depositary shares, each representing one ordinary share, of

Crucell N.V.
(a public limited liability company incorporated under the laws of the Netherlands)

by

JJC Acquisition Company B.V.
(a private company with limited liability incorporated under the laws of the Netherlands, which is an indirect wholly owned subsidiary of Johnson & Johnson)

This offer document (the “Offer Document”) contains the details of a cash offer by JJC Acquisition Company B.V. (the “Offeror”), a wholly owned direct subsidiary of Cilag Holding AG (“Cilag Holding”), which is an indirect wholly owned subsidiary of Johnson & Johnson (“Johnson & Johnson”), to acquire all of the issued and outstanding ordinary shares (“Ordinary Shares”) in the capital of Crucell N.V. (“Crucell” or the “Company”), including all Ordinary Shares represented by American depositary shares (each, an “ADS”), each ADS representing one Ordinary Share (Ordinary Shares and ADSs are referred to herein as the “Shares” and the holders of such Shares are referred to as the “Shareholders”), on the terms and subject to the conditions and restrictions contained in this Offer Document, and the concurrent solicitation by the Offeror of Proxies from each Shareholder as set out in Section 6.5 of the Offer Document (the offer to purchase Shares, and the solicitation of Proxies, together, are referred to herein as the “Offer”). Capitalised terms used in this Offer Document and not otherwise defined herein have the meaning set forth in Section 4 (Definitions).  Pursuant to Article 1:1 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht; “Wft”), each of the Offeror and Johnson & Johnson qualifies as an offeror in respect of the Offer.

Shareholders will be paid, on the terms and subject to the conditions and restrictions contained in this Offer Document, in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, a cash amount of EUR 24.75 per Share, net to the Shareholder in cash, without interest and less any applicable withholding taxes (the “Offer Price”).  Holders of ADSs will be paid, in respect of each ADS validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), and not validly withdrawn, the U.S. dollar equivalent of EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent to pay for ADSs upon completion of the Offer.

The Offer Price includes any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date and, consequently, the Offer Price will be decreased by the amount of such dividend or other distribution (before deduction of any applicable withholding taxes).  See Section 6.2 (Offer Price).

In connection with the Offer, (i) Shareholders are being asked to adopt a resolution to amend, at an extraordinary general meeting of Shareholders to be held during the Acceptance Period (the “Offer EGM”), the Articles of Association to implement certain changes to the corporate governance structure of the Company (such resolution, as more fully defined in Section 4 (Definitions), the “Governance Resolutions”) and (ii) the Offeror is soliciting from the Shareholders irrevocable proxies (such proxies, as more fully defined in Section 4 (Definitions), the “Proxies”) granting the Offeror (or its designee) the right to vote such Shareholders’ Shares to resolve to approve, at an extraordinary general meeting of the Shareholders to be held following the closing of the Offer (the “Post Offer EGM”), a resolution to approve the resolution of the Crucell management board (the “Crucell Management Board”) approved by the Crucell supervisory board (the “Crucell Supervisory Board” and, together with the Crucell Management Board, the “Crucell Boards”) to transfer the business of Crucell to the Offeror or to an Affiliate of the Offeror and to enter into the Business Purchase Agreement (as defined below) (such transfer, the “Asset Sale”).  The Offer EGM and the Post Offer EGM are separate meetings requiring separate Shareholder action.  Accordingly, a Shareholder that wishes to vote in favour of the Governance Resolutions must attend (or deliver a proxy in respect of such Shareholder’s ADSs in accordance with the customary procedures used for annual meetings of Shareholders) the Offer EGM when it is convened, and a Shareholder that wishes to grant a Proxy regarding the Post Offer EGM must do so in accordance with the procedures described in this Offer Document.  Each of these votes and actions must be undertaken separately by Shareholders.

i

The Offer is subject to the fulfillment of the Offer Conditions, including, but not limited to, receipt of required antitrust approvals from the European Commission and the satisfaction of a 95% minimum acceptance condition of Shares tendered pursuant to the Offer, which minimum acceptance condition will be reduced to 80% in the event that (i) the Favourable IRS Ruling is obtained by Johnson & Johnson and (ii) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM, in favour of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer.  The Offeror and the Company each reserve the right to waive certain Offer Conditions to the extent permitted by law and the terms and conditions of the Merger Agreement.  See Section 7.5 (Offer Conditions).

The Crucell Management Board and the Crucell Supervisory Board fully and unanimously support the Offer.  The Crucell Boards believe the Offer is in the best interest of Crucell and its stakeholders, including its shareholders, partners, employees, patients and customers, and unanimously recommend that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, in connection therewith, adopt the Governance Resolutions and grant Proxies in respect of all of their Shares to the Offeror.  See Section 7.8 (Recommendation by Crucell Boards).

Each member of the Crucell Boards has irrevocably agreed, subject to the Offer being declared unconditional (gestanddoening) and for so long as the Crucell Boards have not withdrawn their recommendation of the Offer in accordance with the terms of the Merger Agreement and the Merger Agreement has not otherwise been terminated, to accept the Offer in respect of all Shares held by such member, to tender such Shares pursuant to the Offer, to vote in favour of the Governance Resolutions and to grant a Proxy in respect of all of such Shares to the Offeror.  This irrevocable undertaking relates to the Shares held by the members of the Boards as set out in Section 9.10 (Equity Holdings of the Members of the Crucell Boards). The acceptance of the Offer by the members of the Boards will be on the same terms and subject to the same conditions and restrictions as set forth in this Offer Document. See Section 7.9 (Committed Shares).

Johnson & Johnson holds indirectly through its Affiliate, JHC Nederland B.V. (“JHC”), 14,626,984 Ordinary Shares, which represent approximately 17.9% of Crucell’s total issued share capital as of the date of this Offer Document.

The Acceptance Period under the Offer begins at 09:00 hours Dutch time (3:00 a.m. New York time) on [●] [●] 2010 and, unless extended, ends at 17:30 hours Dutch time (11:30 a.m. New York time) on [●] [●] 2011 (such time, the “Acceptance Closing Time” and, such date, the “Acceptance Closing Date”), in accordance with the terms of the Offer Document and article 15 of the Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft, the “Decree”) (the “Acceptance Period”).  Acceptance under the Offer must be made in the manner specified in this Offer Document.  Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Acceptance Closing Time.  If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  This right of withdrawal will not apply during the Subsequent Offering Period.  The Offeror reserves the right to extend the Acceptance Period once, for a minimum of two weeks and a maximum of ten weeks.  If the Acceptance Period is extended, the Offeror will make an announcement to that effect no later than on the third Business Day following the Acceptance Closing Date (the “Announcement Date”) in accordance with the provisions of article 15, paragraph 2 of the Decree.

ii

On the Announcement Date, the Offeror will determine whether the Offer Conditions have been fulfilled or are to be waived.  On the Announcement Date the Offeror will announce, in accordance with article 16, paragraph 1 of the Decree, whether the Offer (i) is declared unconditional (gestand wordt gedaan) (the date on which the Offeror announces that the Offer is unconditional, the “Unconditional Date”), (ii) is extended in accordance with article 15 of the Decree (see Section 6.4 (The Acceptance Period and Extension of the Acceptance Period)) or (iii) is terminated as a result of the Offer Conditions not having been fulfilled or waived by the Offeror and/or the Company.  See Section 7.5 (Offer Conditions) and Section 6.6 (Declaring the Offer Unconditional).

Announcements declaring whether the Offer is declared unconditional (gestand wordt gedaan) and announcements in relation to an extension of the Acceptance Period will be made by issuing a press release. See Section 6.9 (Announcements).

In the event the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the Shareholders having tendered their Shares for acceptance prior to the end of the Acceptance Period will receive no later than on the third Business Day following the Unconditional Date (the “Settlement Date”), unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement), the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) by them, and not validly withdrawn, on the terms and subject to the conditions and restrictions of the Offer.  See Section 6.7 (Settlement).

At 14:00 hours, Dutch time, on 10 December 2010, an extraordinary general meeting of Shareholders will be held by Crucell at the Hilton Hotel, Apollolaan 138, 1077 BG Amsterdam, the Netherlands, at which meeting the Offer will be discussed.  In addition, at [●] hours, Dutch time, on [●] [●] 2011, an extraordinary general meeting of Shareholders of Crucell, which is referred to as the Offer EGM, will be held by Crucell at  [●], Amsterdam, the Netherlands, at which meeting the Offer, among other matters, will be discussed in accordance with the provisions of article 18, paragraph 1 of the Decree and the Governance Resolutions will be voted on by the Shareholders. See Section 8 (Extraordinary General Meetings of Crucell Shareholders).

This Offer Document has been prepared in accordance with article 5:76 of the Wft in conjunction with article 8, paragraph 1 of the Decree and has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”). The position statement published by the Crucell Boards dated [●] [●] 2010 in accordance with article 18 of the Decree (the “Position Statement”) does not constitute or form a part of the Offer Document, as defined by the Decree, and as such is not subject to prior review and approval of the AFM.  The Position Statement is, however, subject to review by the AFM after publication thereof and forms a part of the Schedule 14D-9 filed by Crucell with the United States Securities and Exchange Commission (the “SEC”) in connection with the Offer.

The Offeror intends to conduct the Offer in compliance with the applicable regulatory requirements in the Netherlands and the United States, including the applicable requirements of the U.S. tender offer rules found in Regulation 14D and 14E under the Exchange Act.  The Offeror is relying on the “Tier II” exemption under the Exchange Act in respect of the Offer.  The “Tier II” exemption provides partial relief from the applicability of Exchange Act rules governing third-party tender offers involving the securities of a foreign private issuer if greater than 10% but no more than 40% of the subject class of securities are held by U.S. holders.  In determining that the “Tier II” exemption applies to the Offer, the Offeror has determined the percentage of outstanding securities held by U.S. holders in accordance with Instruction 2 to Rules 14d-1(c) and (d) under the Exchange Act.  Under the “Tier II” exemption, compliance with the requirements of the home jurisdiction law or practice (in this case, the Netherlands) will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including, but not limited to, rules relating to notice of extension, prompt payment, subsequent offering periods and withdrawal rights.  Shareholders should be aware that this Offer Document has been prepared in accordance with Dutch format and style, which differs from customary U.S. format and style.  In addition, the consolidated financial information of Crucell included or referred to herein has been prepared on the basis of International Financial Reporting Standards as adopted by the European Union and, accordingly, may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

iii

QUESTIONS AND ANSWERS ABOUT THE OFFER AND GRANTING PROXIES

The Offeror, a wholly owned subsidiary of Cilag Holding, which is a wholly owned subsidiary of Johnson & Johnson, is offering to acquire all of the Shares on the terms and subject to the conditions and restrictions contained in this Offer Document, and is concurrently soliciting Proxies from each Shareholder as set out in Section 6.5 (Solicitation of Proxies).  The following are answers to some of the questions that Shareholders may have about the Offer.  We urge you to read carefully this summary term sheet as well as the remainder of this Offer Document and the other documents incorporated by reference herein or enclosed herewith because the summary contained herein may not contain all of the information that is important to you as a Shareholder.  Additional important information is contained in the remainder of this Offer Document and the other documents incorporated by reference herein or enclosed herewith.

Questions and Answers about the Offer

Who is offering to buy my Shares?

JJC Acquisition Company B.V. is a Dutch corporation that was formed for the purpose of making the Offer.  JJC Acquisition Company B.V. is a wholly owned subsidiary of Cilag Holding AG, a Swiss corporation, which is an indirect wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation.  See Section 10 (Information Regarding Johnson & Johnson, Cilag Holding and the Offeror).

What are the classes and amounts of Shares sought in the Offer?

The Offeror is seeking to purchase all of the issued and outstanding Ordinary Shares, nominal value EUR 0.24 per share, including all Ordinary Shares represented by American depositary shares (each ADS representing one Ordinary Share), of the Company.  See Section 6.1 (Invitation to the Shareholders) and Section 6.2 (Offer Price).

How much are you offering to pay?  What is the form of payment?  Will I have to pay any fees or commissions?

The Offeror is offering to pay a cash amount of EUR 24.75 per Ordinary Share, net to the Shareholder in cash, without interest and less any applicable withholding taxes, for each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, upon completion of the Offer.  Holders of ADSs will be paid the U.S. dollar equivalent of EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent to pay for ADSs validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), and not validly withdrawn, upon completion of the Offer.

The Offeror will not charge any costs to Shareholders in connection with the acceptance of the Offer through Admitted Institutions.  Shareholders may, however, be charged fees and commissions by their financial intermediary for tendering their Shares pursuant to the Offer.  Shareholders should consult with their financial intermediary to determine whether any charges will apply.  In addition, a sale of Shares pursuant to the Offer or any Post Closing Restructuring may be subject to Swiss federal securities transfer stamp tax of up to 0.30% if the sale is effected through a Swiss securities dealer.  This Swiss federal securities transfer stamp tax will be borne by the Offeror.

Under no circumstances will interest be paid on the amounts to be received by Shareholders.

Shareholders who accept the Offer and tender their Shares will not have to pay any transaction fees or brokerage commissions if:

●
the Shareholder instructs the Shareholder’s bank, broker or other financial intermediary that is an Admitted Institution to tender the Shareholder’s Ordinary Shares, subject to the policies of such bank, broker or other financial intermediary;

●	the Shareholder’s Ordinary Shares are registered in the Shareholder’s name and the Shareholder tenders them to the Dutch Settlement Agent; or

●	the Shareholder holds ADSs in registered form and tenders them directly to the U.S. Settlement Agent.

See Section 6.2 (Offer Price) and Section 6.3.7 (Commission).

If Crucell pays any dividend or other distribution in respect of the Ordinary Shares, including Ordinary Shares represented by ADSs, will the cash consideration be reduced?

The Offer Price includes any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date and, consequently, the Offer Price will be decreased by the amount of such dividend or other distribution (before deduction of any applicable withholding taxes).  See Section 6.2 (Offer Price).

May I choose the currency in which I receive my cash consideration?

No.  The cash consideration paid to tendering holders of Ordinary Shares will be in Euros.

The cash consideration paid to tendering holders of ADSs will be in U.S. dollars. The cash consideration payable in Euros to which such tendering holders of ADSs would otherwise be entitled pursuant to the terms of the Offer will be converted by the U.S. Settlement Agent into the U.S. dollar equivalent of EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent to pay for ADSs upon completion of the Offer.

Holders of ADSs should be aware that fluctuations in the Euro to U.S. dollar exchange rate will cause the value of the cash consideration to be paid to them in respect of their ADSs to change accordingly.

After delivery (levering) of the Shares, revocation, dissolution or annulment of a tender or transfer of Shares is not permitted.

See Section 6.2 (Offer Price).

Does the Offeror have the financial resources to make payment?

Johnson & Johnson, the parent company of the Offeror, or one of its Affiliates will provide the Offeror with sufficient funds from cash resources readily available within the Johnson & Johnson Group to purchase all Shares validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, and to provide funding for any Post Closing Restructuring.  The Offer is not subject to any financing conditions or contingencies.  See Section 7.4 (Financing of the Offer).

Is the financial condition of the Offeror relevant to my decision to tender my Shares in the Offer?

No.  We do not think the Offeror’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

●
the Offer is being made for all outstanding Shares solely for cash.  The Offeror has ensured certainty of funds in respect of the aggregate cash consideration payable under the Offer. You will not receive securities issued by the Offeror in consideration for the Shares tendered and, accordingly, the financial condition of the Offeror following consummation of the Offer is not relevant to you;

●
Johnson & Johnson, the parent company of the Offeror, will provide the Offeror with sufficient funds from cash resources readily available within the Johnson & Johnson Group to purchase all Shares validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn; and

●	the Offer is not subject to any financing conditions or contingencies.

See Section 7.5 (Offer Conditions).

How long do I have to decide whether to tender my shares in the Offer?

The Acceptance Period begins on 09:00 hours Dutch time (3:00 a.m. New York time) on [●] [●] 2010 and ends, subject to extension, on [●] [●] 2011 at 17:30 hours Dutch time (11:30 a.m. New York time).  Custodians, banks or brokers may set an earlier deadline for communication by Shareholders in order to permit such custodian, bank or broker to communicate acceptances to the Settlement Agents in a timely manner.  Accordingly, Shareholders holding Shares through a financial intermediary should comply with the dates communicated by such financial intermediary as such dates may differ from the dates and times noted in this Offer Document.  See Section 6.4 (The Acceptance Period and Extension of the Acceptance Period).

Can the Offer be extended and under what circumstances?

Yes.  Under the terms of this Offer Document:

●
If one or more of the Offer Conditions is not satisfied at the Acceptance Closing Time, the Offeror may extend the Acceptance Period for a minimum period of two weeks and a maximum period of ten weeks so that the Offer Conditions may be satisfied or, to the extent permitted by law and the terms and conditions of the Merger Agreement, waived.  In addition, pursuant to the terms of the Merger Agreement, the Offeror must extend the Acceptance Period if any of the Offer Conditions (other than the Offer Conditions described in Section 7.5(d) (adoption of Governance Resolutions at Offer EGM), (e) (absence of Protective Foundation’s right to exercise its call option or initiation of an inquiry proceeding), (h) (absence of AFM notification with respect to certain provisions of the Decree), (l) (no Alternative Proposal) or (m) (no termination of the Merger Agreement)) have not been satisfied or waived.  The Acceptance Period may only be extended once unless the events referred to in article 15 paragraph 5 of the Decree occur or the AFM grants dispensation for further extensions, which will only be given in exceptional circumstances.

●
U.S. tender offer regulations require that the Offeror extend the Acceptance Period if the Offeror intends to increase or decrease the consideration being offered within ten U.S. business days of the Acceptance Closing Date, so that the Offer will expire no less than ten U.S. business days after the publication of the change.

●	However, pursuant to the terms of the Merger Agreement, in no event will the Offeror be required to extend the Offer beyond 6 July 2011.

During an extension of the Acceptance Period, any Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) and Proxies granted, in each case, which are not validly withdrawn, will remain subject to the Offer and subject to the right of each holder thereof to withdraw the Shares and Proxies that such holder has previously tendered.

If the Offeror extends the Offer past the initial Acceptance Closing Time, all references in this Offer Document to the “Acceptance Closing Time”, “Acceptance Closing Date” or “17:30 hours Dutch time (11:30 a.m. New York time), on [●] [●] 2011” shall, unless the context requires otherwise, be changed, as applicable, to the latest time and date to which the Offer has been so extended.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Acceptance Closing Time. If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  This withdrawal right does not apply during the Subsequent Offering Period, if any.  See Section 6.3.6 (Withdrawal Rights) and Section 6.4 (The Acceptance Period and Extension of the Acceptance Period).

Will you provide a subsequent offering period?

If and when the Offer is declared unconditional (gestand wordt gedaan), the Offeror will announce, in accordance with article 17 of the Decree and in accordance with Rule 14d-11 under the Exchange Act, a Subsequent Offering Period to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions applicable to the Offer.  The Offeror will accept any Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) during any such Subsequent Offering Period and will pay for such Shares promptly and, in any event, within three Business Days of the Shares being tendered.  No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period.  No Proxies will be solicited from Shareholders that tender Shares in the Subsequent Offering Period.  The consideration paid during any such Subsequent Offering Period will be the same consideration offered during the Acceptance Period.  The duration of any Subsequent Offering Period will be a period specified by the Offeror of not less than three days and not more than two weeks after the Unconditional Date.  See Section 6.8 (Subsequent Offering Period (Na-aanmeldingstermijn)).

How will I be notified if the Offer is extended?

Any announcements in relation to an extension of the Acceptance Period will be made on the Company’s website and by issuing a press release in the Netherlands, Switzerland and the United States on, among others, the Dow Jones News Service, Hugin and Thomson Inc.  See Section 6.9 (Announcements).

What happens if the Offer is not completed?

If the Offer is not completed:

●
if a Shareholder tendered Ordinary Shares through a bank, broker or other financial intermediary that is an Admitted Institution, such tendered Ordinary Shares will be released by the Admitted Institution and the Shareholder will continue to hold its Ordinary Shares;

●	if a Shareholder tendered Ordinary Shares in registered form, such acceptance communicated to the Dutch Settlement Agent will be considered withdrawn;

●
if a Shareholder tendered ADSs by delivering an ADS Letter of Transmittal together with ADRs evidencing such ADSs, such ADSs will be returned to such Shareholder promptly following the announcement that the Offer has not been declared unconditional (gestand wordt gedaan);

●	if a Shareholder tendered ADSs by book-entry transfer, such ADSs will be credited to an account maintained at the original book-entry transfer facility to which the ADSs were tendered; and

●	if a Shareholder granted a Proxy, such Proxy will be deemed withdrawn and terminated.

Under no circumstances will the Offeror or Johnson & Johnson pay, or otherwise agree to be responsible for the payment of, interest or other fees, expenses or other costs of holders of Ordinary Shares or ADSs, in the foregoing or any other circumstances.

What are the most significant conditions to the Offer?

The Offer is conditioned upon fulfilment or waiver of certain Offer Conditions, including:

●
a minimum acceptance level of Shares tendered pursuant to the Offer of 95%, which minimum acceptance condition will be reduced to 80% in the event that (i) the Favourable IRS Ruling is obtained by Johnson & Johnson and (ii) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM in favour of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer; and

●
obtainment of all approvals and clearances (including the expiration or termination of all waiting periods) under any anti-trust law applicable to the Offer, including approval from the European Commission.

The Offeror and, if applicable, the Company reserve the right to waive certain Offer Conditions to the extent permitted by law and the terms and conditions of the Merger Agreement.  The Offer Conditions are described in Section 7.5 (Offer Conditions).

What will happen if the Offer Conditions are not satisfied?

Neither the Offeror nor the Company have any obligation to waive any of the Offer Conditions and, as a result, if any of the Offer Conditions are not satisfied as of the Acceptance Closing Time (including after an extension of the Acceptance Period, if any), the Offer may not be consummated. Failure to consummate the Offer could have the following effects:

●	the market value of the Shares could be adversely affected;

●	Crucell will have incurred significant transaction and opportunity costs attempting to consummate the Offer;

●	Crucell’s business may be subject to significant disruption;

●	the market’s perceptions of Crucell’s prospects could be adversely affected; and

●	the members of the Crucell Boards and Crucell’s employees will have expended considerable time and effort to consummate the Offer.

I hold Ordinary Shares through an Admitted Institution.  How do I accept the Offer?

Holders of Ordinary Shares that are held, directly or indirectly, through an Admitted Institution are requested to make their acceptance of the Offer known to the Dutch Settlement Agent via their bank or broker or other financial intermediary no later than 17:30 hours Dutch time (11:30 a.m. New York time), on [●] [●] 2011, unless the Acceptance Period is extended in accordance with Section 6.4 (The Acceptance Period and Extension of the Acceptance Period).  The relevant bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders in order to permit such bank or broker or other financial intermediary to communicate acceptances to the Dutch Settlement Agent in a timely manner.  Accordingly, holders of Ordinary Shares that are held through an Admitted Institution should contact their bank or broker or other financial intermediary to obtain information about the deadline by which such Shareholders must accept the Offer and comply with the dates communicated by such bank or broker or other financial intermediary as such dates may differ from the dates and times noted in this Offer Document.  See Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).

I hold Ordinary Shares in registered form.  How do I accept the Offer?

Shareholders owning Ordinary Shares individually recorded in the Crucell shareholders register wishing to accept the Offer in respect of such Shares must deliver a completed and signed Tender and Proxy Form to the Dutch Settlement Agent prior to the Acceptance Closing Time.  The Tender and Proxy Form is available upon request from Crucell or the Dutch Settlement Agent (ING Bank N.V.; Bijlmerdreef 888, 1102 MG Amsterdam (Attention: Sjoukje Hollander/Remko Los); telephone: + 31 20 563 6546 / + 31 20 563 6619; email: iss.pas@ing.nl).  See Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).

I hold American depositary receipts, or ADRs, representing ADSs.  How do I accept the Offer?

Shareholders holding ADSs in registered form, either in the ADR form or in uncertificated form through the Direct Registration System, may accept the Offer and tender ADSs to the U.S. Settlement Agent by delivering to the U.S. Settlement Agent a properly completed and duly executed ADS Letter of Transmittal, with any applicable signature guarantees from an Eligible Institution, together with the ADRs representing the ADSs specified on the face of the ADS Letter of Transmittal, if applicable, prior to the Acceptance Closing Time.

If a Shareholder’s ADRs are not available, such Shareholder holding ADSs in the form of ADRs may also follow the guaranteed delivery procedures described in this Offer Document.  See Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).

I hold ADSs through a financial intermediary in book-entry form.  How do I accept the Offer?

A Shareholder holding ADSs in book-entry form, all of which are held through the facilities of DTC, must instruct the financial intermediary through which such Shareholders own their ADSs to arrange for a DTC participant holding the ADSs in its DTC account to tender such ADSs to the DTC account of the U.S. Settlement Agent through the book-entry transfer facilities of DTC, together with an Agent’s Message, no later than the Acceptance Closing Time.  If the procedure for book entry transfer cannot be completed on a timely basis, Shareholders holding ADSs in book-entry form may also follow the guaranteed delivery procedures described in this Offer Document.  See Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).

Until what time may I withdraw previously tendered Shares?

A Shareholder may withdraw previously tendered Shares until 17:30 hours Dutch time (11:30 a.m. New York time), on [●] [●] 2011.  If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  This right to withdraw will not apply to Shares tendered in the Subsequent Offering Period, if any.  See Section 6.3.6 (Withdrawal Rights).

How do I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Acceptance Closing Time.  If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  Following the Acceptance Closing Time, Shareholders that have tendered Shares pursuant to the Offer will not be able to withdraw any such tendered Shares.

●
If a Shareholder tendered Ordinary Shares held through an Admitted Institution and has made its acceptance of the Offer known through its bank, broker or other financial intermediary to the Dutch Settlement Agent, such Shareholder may withdraw its tendered Ordinary Shares by making a withdrawal request through such bank, broker or other financial intermediary to the Dutch Settlement Agent prior to the Acceptance Closing Time.

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If a Shareholder tendered Ordinary Shares held in registered form registered in such Shareholder’s name by sending a Tender and Proxy Form to the Dutch Settlement Agent, such Shareholder may withdraw its tendered Ordinary Shares by delivering to the Dutch Settlement Agent a properly completed and duly executed notice of withdrawal prior to the Acceptance Closing Time.

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If a Shareholder tendered ADSs to the U.S. Settlement Agent by delivering an ADS Letter of Transmittal together with the ADRs evidencing such ADSs, such Shareholder may withdraw such tendered ADSs by delivering to the U.S. Settlement Agent a properly completed and duly executed notice of withdrawal, guaranteed by an Eligible Institution, if required, prior to the Acceptance Closing Time.

●
If a Shareholder tendered ADSs by means of the book-entry transfer procedures of DTC, such Shareholder may withdraw such tendered ADSs by instructing its financial intermediary through which it holds its tendered ADSs to cause the DTC participant through which such ADSs were tendered to deliver a notice of withdrawal to the U.S. Settlement Agent through the book-entry transfer facilities of DTC prior to the Acceptance Closing Time.

Financial intermediaries may set an earlier deadline for communication by Shareholders in order to permit the financial intermediary to communicate withdrawals to the Settlement Agents in a timely manner.  Accordingly, if a Shareholder holding Shares through a financial intermediary wishes to withdraw Shares tendered pursuant to the Offer, such Shareholder should contact the applicable financial intermediary to obtain information about the deadline by which such Shareholders must withdraw such Shares and comply with the dates communicated by such financial intermediary as such dates may differ from the dates and times noted in this Offer Document.  See Section 6.3.6 (Withdrawal Rights).

Am I being asked to approve anything in connection with or take any action other than tendering my Shares in respect of the Offer?

In connection with the Offer, (i) Shareholders are being asked to adopt a resolution to amend, at the Offer EGM, the Articles of Association to implement certain changes to the corporate governance structure of the Company and (ii) the Offeror is soliciting from the Shareholders irrevocable Proxies granting the Offeror (or its designee) the right to vote such Shareholders’ Shares to resolve to approve, at the Post Offer EGM, a resolution to approve the resolution of the Crucell Management Board approved by the Crucell Supervisory Board to transfer the business of Crucell to the Offeror or to an Affiliate of the Offeror and to enter into the Business Purchase Agreement.  See Section 6.5 (Solicitation of Proxies) and Section 7.16 (Amendment of the Articles of Association).

How do I vote my Shares at the Offer EGM?

The Offer EGM will be held on [●] [●] 2011, at [●] hours Dutch time, at [●], six Business Days prior to the Acceptance Closing Date.  Crucell will issue a convening notice for the Offer EGM establishing the record date for Shareholders entitled to vote at the Offer EGM.  Shareholders that hold Shares as of such record date and wishing to vote their Shares at the Offer EGM must attend the Offer EGM—in person or by proxy—to vote their Shares at that meeting.  See Section 7.16 (Amendment of the Articles of Association).

What do the Crucell Boards think of the Offer?

The Crucell Boards fully and unanimously support the Offer.  The Crucell Boards believe the Offer is in the best interest of Crucell and its stakeholders, including its shareholders, partners, employees, patients and customers.  The Crucell Boards unanimously recommend that Shareholders (i) accept the Offer; (ii) tender their Shares pursuant to the Offer; (iii) deliver to the Offeror Proxies pursuant to the Offer; and (iv) adopt the Governance Resolutions that will be proposed at the Offer EGM.

A description of the reasons for the Crucell Boards’ approval of the matters described above is set forth in the Company’s Position Statement and the Schedule 14D-9 filed with the SEC by Crucell in connection with the Offer (of which the Position Statement forms a part).

See Section 7.8 (Recommendation by Crucell Boards).

If the Offer is completed, will the Company continue as a public company?

No.  Should the Offer be declared unconditional (gestand wordt gedaan), the Offeror intends, to the extent permitted under applicable law and stock exchange regulations, to delist the ADSs and the Ordinary Shares on Euronext Amsterdam, the Swiss Exchange and NASDAQ as soon as reasonably practicable under applicable rules and regulations.  The listing of the Ordinary Shares and the ADSs on Euronext Amsterdam, the Swiss Exchange and NASDAQ, respectively, may also be terminated in connection with the Post Closing Restructuring.  See Section 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights).

If I decide not to tender, what will happen to my Shares?

If a Shareholder decides not to tender its, his or her Shares pursuant to the Offer, such Shareholder will continue to own its, his or her Shares in their current form.  If the Offer is declared unconditional (gestand wordt gedaan), the purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shareholders, as well as the number of Shares that might otherwise be traded publicly, and will thus adversely affect the liquidity and, potentially, the market value of the remaining Shares not tendered.

In addition to this decreased liquidity and to the Post Closing Restructuring alternatives described immediately below, should the Offer be declared unconditional (gestand wordt gedaan), the Offeror intends, to the extent permitted under applicable law and stock exchange regulations, to delist the Ordinary Shares and ADSs on Euronext Amsterdam, the Swiss Exchange and NASDAQ as soon as reasonably practicable under applicable rules and regulations.

If the Offer is declared unconditional (gestand wordt gedaan) and at least 95% of Crucell’s Shares have been validly tendered, and not validly withdrawn, then the Offeror will acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or takeover buy-out proceedings in accordance with article 2:359c of the DCC.  If the Offer is declared unconditional and at least 80%, but less than 95%, of Crucell’s Shares have been validly tendered, and not validly withdrawn, and both (i) the Favourable IRS Ruling has been obtained and (ii) Proxies representing at least 80% of Crucell’s Shares have been delivered, then the Offeror intends to pursue a Post Closing Restructuring designed to result in the Offeror owning, directly or indirectly, 100% of the outstanding share capital in Crucell and/or the business of Crucell, including, but not limited to, a Buy-Out, a Legal Merger, a demerger (juridische splitsing), the Asset Sale or a cross-border statutory triangular merger (grensoverschrijdende juridische driehoeksfusie), all as further described in Section 7.15 (Post Closing Restructuring and Future Legal Structure).

If the Offeror elects to pursue the Asset Sale described in Section 7.15 (Post Closing Restructuring and Future Legal Structure), and a Shareholder did not tender its Shares in the Offer, such Shareholder will receive the same amount of cash per Share that it would have received had it tendered its Shares in the Offer, without any interest being paid on such amount but with such amount being subject to any required withholding taxes.  The withholding taxes and other taxes, if any, imposed on such Shareholder may be different from, and possibly greater than, the taxes imposed upon a Shareholder that tenders its Shares in the Offer.  As a result, if the Asset Sale is pursued, the net amount received by Shareholders for Shares that are not tendered in the Offer (and who remain Shareholders of Crucell up to and including the time of the Asset Sale and any subsequent liquidation) may be lower than the amount received by a Shareholder that tendered its Shares in the Offer.

See Section 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights) and Section 7.15 (Post Closing Restructuring and Future Legal Structure).

Do I have appraisal rights pursuant to the Offer with respect to my Ordinary Shares and ADSs?

Neither holders of Ordinary Shares nor holders of ADSs are entitled under Dutch law or otherwise to appraisal rights with respect to the Offer.  However, in the event that upon the Settlement Date or after the Subsequent Offering Period the Offeror, together with its Affiliates, holds 95% or more of the Shares (excluding Shares held by Crucell or its Affiliates), the Offeror’s current intention is to acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or takeover buy-out proceedings in accordance with article 2:359c of the DCC.  In the event the Offeror holds, together with its Affiliates, 95% or more the Shares (excluding Shares held by Crucell or its Affiliates), the remaining Shareholders may also initiate takeover sell-out proceedings in accordance with article 2:359d of the DCC.  In those proceedings, Ordinary Shares held by minority Shareholders will be acquired only for cash, and a Dutch court will determine the price to be paid for the Ordinary Shares, which may be different than the cash equivalent of the consideration offered in the Offer.  See Section 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights).

What is the market value of my shares as of a recent date?

On 16 September 2010, the last trading day before the public announcement of Johnson & Johnson’s and the Company’s negotiations in respect of the Offer, the last sale price of the Company’s Ordinary Shares reported on Euronext Amsterdam was EUR 15.70 per Share, the last sale price of the Company’s Ordinary Shares reported on the Swiss Exchange was CHF 20.50 per Share and the last sale price of the Company’s ADSs reported on NASDAQ was $20.54 per ADS.  On [●], the last trading day before the printing of this Offer Document, the last sale price of the Company’s Ordinary Shares reported on Euronext Amsterdam was EUR [●] per Share, the last sale price of the Company’s Ordinary Shares reported on the Swiss Exchange was CHF [●] per Share and the last sale price of the Company’s ADSs reported on NASDAQ was $[●] per ADS.  We encourage you to obtain a recent quotation in deciding whether to tender your Shares.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer?

The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes.  In general, a U.S. Shareholder who sells Shares pursuant to the Offer will recognise gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the Shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer.  Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer.  Such gain or loss will be long-term capital gain or loss provided that a Shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer.  See Section 12.2 (Material U.S. Federal Income Tax Considerations).

What are the Dutch tax consequences of having my Shares accepted for payment in the Offer?

In general, if a Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Netherlands tax purposes or a non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands, (i) any capital gains realised on the disposal of the Shares is taxable at the progressive income tax rates (with a maximum of 52%) or (ii) if the Shares are recognised as investment assets, such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%.  Any benefit derived or deemed to be derived from the Shares held by corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20.0% applies with respect to taxable profits up to €200,000, the first bracket for 2010).  See Section 12.1 (Netherlands Tax Aspects of the Offer).

What are the Swiss tax consequences of having my Shares accepted for payment in the Offer?

Shareholders who are taxable in Switzerland and who hold their Shares as private assets (Privatvermögen) will in general realise, according to the general principles of Swiss income tax law, a tax-free capital gain or a non-deductible capital loss, respectively.  Shareholders who are taxable in Switzerland and hold their Shares as business assets (Geschäftsvermögen) will in general realise, according to the general principles of Swiss individual and corporate income tax law, a taxable capital gain or a tax deductible capital loss, respectively.  These tax consequences are also applicable for income tax purposes to persons qualifying as professional securities dealers (gewerbsmässige Wertschriftenhändler).  In addition, a sale of Shares pursuant to the Offer or any Post Closing Restructuring may be subject to Swiss federal securities transfer stamp tax of up to 0.30% if the sale is effected through a Swiss securities dealer.  This Swiss federal securities transfer stamp tax will be borne by the Offeror.  See Section 12.3 (Swiss Tax Aspects of the Offer).

How many Shares do Johnson & Johnson and its Affiliates own?  Are there any understandings between Johnson & Johnson and the members of Crucell’s Boards with respect to the tendering of Shares and/or the granting of Proxies?

On 28 September 2009, Johnson & Johnson, through an Affiliate, JHC, acquired 14,626,984 Ordinary Shares pursuant to the Equity Purchase Agreement, representing at that time approximately 17.9% of Crucell’s total issued share capital.  See Section 7.7 (Owned Shares).

In addition, each member of Crucell’s Boards has delivered to Johnson & Johnson an irrevocable undertaking to tender his Shares, and grant Proxies in respect of such Shares, in connection with the Offer.  The members of Crucell’s Boards own, in aggregate, approximately 0.70% of Crucell’s outstanding share capital.  See Section 7.25.16 (Irrevocable Undertakings).

Pursuant to the Merger Agreement, Johnson & Johnson and Crucell have agreed that, subject to the Offer being declared unconditional, the Crucell Boards will take all actions necessary to provide that all Options outstanding as of the Unconditional Date will become fully vested and exercisable and will be acquired by the Offeror, as further described in Section 7.25.2 (Option Plans).  The Offeror may exercise such Options and acquire the resulting Shares.  7,047,774 Options are outstanding at the date of this Offer Document and such Options constitute 7.9% of the issued and outstanding Shares on a fully diluted basis.

Will the composition of Crucell’s Supervisory Board or Crucell’s Management Board change following completion of the Offer?

Following completion of the Offer, the Crucell Supervisory Board will consist of nine individuals designated by Johnson & Johnson and two individuals who currently serve on the Crucell Supervisory Board who will act as independent members of the Crucell Supervisory Board.  The Continuing Crucell Directors will serve as members of the Crucell Supervisory Board until the Offeror has acquired full ownership of all of Crucell’s outstanding Shares and business.  In their position as members of the Crucell Supervisory Board during such period, the Continuing Crucell Directors will monitor and protect the interests of all Shareholders, including in particular the interests of any minority Shareholders.  The Continuing Crucell Directors will have approval rights with respect to certain specified matters as more fully described in Section 7.17 (Future Board Composition).  At the completion of the Offer, the composition of the Crucell Management Board will remain the same.

What is the envisaged dividend policy of Crucell in the event the Offer is declared unconditional (gestand wordt gedaan) (and, if applicable, the Asset Sale is pursued)?

In the event the Offer is declared unconditional, the dividend policy of Crucell will be consistent with its past practice until Johnson & Johnson acquires 100% ownership of the Shares or Crucell’s business.  Historically, Crucell has not paid any dividends with respect to its Ordinary Shares or ADSs.  If the Asset Sale is pursued as Post Closing Restructuring, the Shareholders at such time may receive a liquidation distribution or other cash exit payment equal to the Offer Price per Share, subject to withholding taxes and other applicable taxes.  See Section 7.19 (Dividend Policy).

What are the organisational consequences of the Offer being declared unconditional (gestand wordt gedaan)?

Both Johnson & Johnson and Crucell expect that Crucell will retain its entrepreneurial culture that has fostered Crucell’s current innovation and growth.  Johnson & Johnson expects to maintain Crucell’s existing facilities, to retain Crucell’s senior management and, generally, to maintain Crucell’s current employment levels (see Section 7.21 (Consequences for the Employees)).  Johnson & Johnson also intends to keep Crucell as the center for vaccines within Johnson & Johnson’s pharmaceutical group and to maintain Crucell’s headquarters in Leiden.  See Section 7.3 (Rationale for the Offer).

Questions and Answers about Granting a Proxy

What is the matter with respect to which I am being asked to grant a Proxy?

You are being asked to grant a Proxy to approve a resolution of the Crucell Management Board approved by the Crucell Supervisory Board to transfer the business of Crucell to the Offeror or to an Affiliate of the Offeror and to enter into the Business Purchase Agreement.  See Section 6.5 (Solicitation of Proxies).

How may Shareholders vote their Shares?

By Proxy

You will receive information from your financial intermediary, the U.S. Settlement Agent or the Dutch Settlement Agent, as applicable, as to how to grant a Proxy.  It is important that Shareholders wishing both to tender Shares and grant a Proxy follow carefully the instructions that are provided to them by their financial intermediary, the U.S. Settlement Agent or the Dutch Settlement Agent, as applicable.

Shareholders Holding Ordinary Shares Through an Admitted Institution.  Holders of Ordinary Shares that are held, directly or indirectly, through an Admitted Institution accepting the Offer in compliance with the procedures set forth in this Offer Document will be deemed to concurrently grant a Proxy with respect to all of such tendered Shares, unless the Shareholder affirmatively specifies otherwise.  It is important that Shareholders wishing both to tender Shares and grant a Proxy follow carefully the instructions that are provided to them by their bank, broker or other financial intermediary.

Shareholders Holding Ordinary Shares in Registered Form. Shareholders owning Ordinary Shares individually recorded in the Crucell shareholders register accepting the Offer in compliance with the procedures set forth in this Offer Document will be deemed to concurrently grant a Proxy with respect to all of such tendered Shares, unless the Shareholder affirmatively specifies otherwise.  A Tender and Proxy Form is available upon request from Crucell or the Dutch Settlement Agent.

Shareholders Holding ADSs in Registered Form. Shareholders holding ADSs in registered form accepting the Offer in compliance with the procedures set forth in this Offer Document will receive an ADS Letter of Transmittal from the U.S. Settlement Agent pursuant to which a Shareholder tendering ADSs will also be deemed to concurrently grant a Proxy with respect to all of such tendered ADSs, unless the Shareholder affirmatively specifies otherwise.  It is important that Shareholders wishing both to tender Shares and grant a Proxy read carefully the ADS Letter of Transmittal and the documentation that is provided to them by the U.S. Settlement Agent and their financial intermediary.

Shareholders Holding ADSs in Book-Entry Form.  Shareholders holding ADSs in book-entry form accepting the Offer through a financial intermediary in compliance with the procedures set forth in this Offer Document will receive an ADS Letter of Transmittal from the U.S. Settlement Agent pursuant to which a Shareholder tendering ADSs will also be deemed to concurrently grant a Proxy with respect to all of such tendered ADSs, unless the Shareholder affirmatively specifies otherwise.  It is important that Shareholders wishing both to tender Shares and grant a Proxy read carefully the ADS Letter of Transmittal and the documentation that is provided to them by the U.S. Settlement Agent and their financial intermediary.

If a Shareholder properly grants a Proxy in accordance with the procedures set forth above and the Offer is extended such Proxy will remain in place and the extension of the Offer will not affect the Proxy, unless the tendered Shares are withdrawn.

In Person

Holders of Ordinary Shares may also attend the Post Offer EGM and vote in person.  A holder of Ordinary Shares that wishes to appear at the Post Offer EGM in person must notify Crucell that it wishes to do so in compliance with the procedure set forth in the convocation of the Post Offer EGM.  However, voting in such manner without granting a Proxy prior to the end of the Acceptance Period will not constitute a valid Proxy for purposes of the Offer Conditions.  Holders of Ordinary Shares who have granted a Proxy pursuant to the instructions they have received regarding how to grant a Proxy do not need to attend the Post Offer EGM unless they wish to change their votes.

See Section 6.5 (Solicitation of Proxies).

How will my Shares be voted if I deliver a Tender and Proxy Form or ADS Letter of Transmittal, as applicable, but I do not affirmatively specify that I do not wish to grant a Proxy?

If you properly deliver a Tender and Proxy Form or an ADS Letter of Transmittal, as applicable, you will be deemed to concurrently grant a Proxy with respect to all of your tendered Shares, unless you affirmatively specify otherwise, and the Offeror (or its designees) will vote your Shares “FOR” the approval of a resolution of the Crucell Management Board approved by the Crucell Supervisory Board to transfer the business of Crucell to the Offeror or to an Affiliate of the Offeror and to enter into the Business Purchase Agreement.  See Section 6.5 (Solicitation of Proxies).

Do I have to tender my Shares in order to grant a Proxy?

Yes.  Because the Post Offer EGM will only occur following a successful completion of the Offer, it is different than a regular meeting of Shareholders and you must tender your Shares in order to grant a Proxy.  See Section 6.5 (Solicitation of Proxies).

If my ADSs are held in “street name” by my financial intermediary or other record holder, will my financial intermediary or other record holder grant a Proxy for me when I tender my ADSs?

Yes. Your financial intermediary or other record holder will grant a Proxy on your behalf when you tender your ADSs unless you affirmatively instruct your financial intermediary or other record holder that you do not wish to grant a Proxy with respect to your tendered ADSs.  See Section 6.5 (Solicitation of Proxies).

What is the record date for the Post Offer EGM?

The record date for the Post Offer EGM is the third Business Day after the end of the Acceptance Period. As such, even though your Shares may have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), because the Settlement will not have occurred, the Offeror will not yet be the record owner of your Shares.  See Section 6.5 (Solicitation of Proxies).

If I attend the Offer EGM and vote my Shares in favour of the Governance Resolutions, should I still grant a Proxy?

Yes.  The Offer EGM and the Post Offer EGM are separate meetings requiring separate Shareholder action.  Attendance at the Offer EGM does not constitute a Proxy for the matters to be voted on at the Post Offer EGM.  See Section 6.5 (Solicitation of Proxies).

If I grant a Proxy for the Post Offer EGM, should I still attend the Offer EGM?

Yes.  The Offer EGM and the Post Offer EGM are separate meetings requiring separate Shareholder action.  Accordingly, a Shareholder that wishes to vote in favour of the Governance Resolutions must attend (or deliver a proxy in respect of such Shareholder’s ADSs in accordance with the customary procedures used for annual meetings of Shareholders) the Offer EGM when it is convened.  The Proxies do not apply to the matters to be submitted for Shareholder approval at the Offer EGM.  See Section 6.5 (Solicitation of Proxies) and Section 7.16 (Amendment of the Articles of Association).

If I want to accept the Offer, must I also vote in favour of the Governance Resolutions at the Offer EGM and/or grant a Proxy for the matters to be voted on at the Post Offer EGM?

No.  Shareholders are permitted to tender their Shares and accept the Offer without also voting in favour of the Governance Resolutions at the Offer EGM or granting a Proxy for the matters to be voted on at the Post Offer EGM.  Shareholders should be aware that by accepting the Offer in compliance with the procedures set forth in this Offer Document they will be deemed to concurrently grant a Proxy with respect to all of such tendered Shares, unless a Shareholder affirmatively specifies otherwise.  The Offer is conditioned upon the approval by Shareholders of the Governance Resolutions at the Offer EGM.  Further, the minimum acceptance level condition for the Offer will only be reduced to 80% if the Favourable IRS Ruling is obtained and the Offeror receives Proxies in respect of at least 80% of the Shares.  Accordingly, Shareholders that want the Offer to succeed should vote in favour of the Governance Resolutions at the Offer EGM and grant a Proxy for the matters to be voted on at the Post Offer EGM.  See Section 6.5 (Solicitation of Proxies) and Section 7.16 (Amendment of the Articles of Association).

If I grant a Proxy, can I revoke my Proxy?

A Shareholder that grants a Proxy may not revoke such Proxy.  However, holders of Ordinary Shares may attend the Post Offer EGM in person and vote their Shares at the Post Offer EGM.  If such Shareholder attends the Post Offer EGM in person to vote its Ordinary Shares, the Offeror may not vote the Proxy granted by such Shareholder at the Post Offer EGM.  If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  See Section 6.5 (Solicitation of Proxies).

What will happen to my Proxy if the Offer is extended?

If the Acceptance Period is extended, a new Post Offer EGM will be convened (or, if practicable, the previously scheduled Post Offer EGM will be postponed and reconvened) and a new record date set.  A Shareholder’s Proxy that has previously been validly granted will apply to such rescheduled and reconvened meeting, and there is no need for a Shareholder to take any further action with respect to the Proxy in order for it to continue to be valid.  If Shares tendered pursuant to the Offer are withdrawn following such extension, the Proxy granted by the applicable Shareholder will also be withdrawn.  See Section 6.5 (Solicitation of Proxies).

Who should I call if I have questions about the Offer?

For questions about the Offer as it relates to the tendering of Ordinary Shares or the granting of Proxies with respect to such Ordinary Shares,  Shareholders within Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and Thailand can contact Georgeson, Inc., at 00800 1020 1200 (toll-free). Shareholders  outside these countries can contact Georgeson, Inc., at +44 (207) 019 7003. Banks and brokers can contact Georgeson Inc., at +44 (207) 019 7003.

For questions about the Offer as it relates to the tendering of ADSs or the granting of Proxies with respect to such ADSs, Shareholders within the United States can contact the Proxy Solicitor and Information Agent, Georgeson, Inc., at + 1 (866) 857-2624 (toll-free) and Shareholders outside of the United States can contact Georgeson, Inc. at + 1 (212) 440-9800.

For all other questions, Shareholders within the United States can contact the Proxy Solicitor and Information Agent, Georgeson, Inc., at +1 (866) 857-2624 (toll-free) and Shareholders outside of the United States can contact Georgeson, Inc. at +1 (212) 440-9800.

1.	RESTRICTIONS

This Offer Document is not an offer to sell securities and it is not a solicitation of an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.  If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.

The Offer applies to all the Shares and is made with due observance of such statements, conditions and restrictions as are included in this Offer Document.  The Offeror reserves the right to accept any tender pursuant to the Offer, which is made by or on behalf of a Shareholder, even if it has not been effected in the manner set out in this Offer Document.  The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholder, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of this Offer Document.  Notwithstanding the foregoing, acceptances of the Offer by Shareholders not residing in the Netherlands will be accepted by the Offeror if such acceptances comply with (i) the acceptance procedure set out in this Offer Document and (ii) the applicable laws and regulations of the jurisdiction from which such acceptance has been made.  Persons obtaining the Offer Document are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents.  Neither the Offeror, Johnson & Johnson, Crucell, any of their respective Affiliates, managing or supervisory board members, employees nor any of their respective advisers accepts any liability for any violation by any person of any such restriction.  Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intend to forward this Offer Document or any related document to any jurisdiction outside the Netherlands should carefully read this Section 1 (Restrictions) and Section 2 (Important Information) before taking any action. The distribution of this Offer Document in jurisdictions other than the Netherlands may be restricted by law and therefore persons into whose possession this Offer Document comes should inform themselves about and observe such restrictions.  Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction.

Certain Key Information Relating to the Offer

The Offeror, a wholly owned subsidiary of Johnson & Johnson, is hereby initiating a cash tender offer to purchase the issued and outstanding Ordinary Shares of Crucell, including all Ordinary Shares represented by ADSs, at a price of EUR 24.75 per Ordinary Share.

The Offeror believes that the Offer provides fair value to the Crucell Shareholders. The Offer Price is in cash and allows Shareholders the opportunity to realise certain and substantial and immediate value for their Shares, and it represents a significant premium over the “unaffected” closing price of the Ordinary Shares on 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.  Specifically, the Offer Price represents:

●
a 58% premium over the €15.70 closing price of the Ordinary Shares as of 16 September 2010, which exceeds the 41% average one-day premium for the 21 Dutch public offers that had an equity value greater than €100 million that were announced and concluded in the period between 1 September 2006 and 1 September 2010;

●	a 63% premium over the 30 day trading average of the Ordinary Shares of €15.20 as of 16 September 2010;

●	a 68% premium over the average closing price of €14.77 of the Ordinary Shares over the twelve-month period ending on 16 September 2010; and

●
a 43% premium over the average target prices of 11 publicly available sell side equity research analysts set between 17 August 2010 (the day following announcement of Crucell’s results for the third quarter of the financial year 2010) and 16 September 2010.

Crucell’s small, streamlined structure has provided significant historical benefits to Crucell and its shareholders; however, as a part of the larger and more diverse Johnson & Johnson family of companies, Crucell will be able to accelerate its growth and expand its ability to create, manufacture and sell vaccines and other products globally.  In addition, by accepting the Offer, Shareholders will not be subject to any financial risk should any innovations currently in Crucell’s product pipeline fail to achieve success.  It is important to keep in mind that it takes substantial time and significant investment to successfully bring a drug to market and during this exhaustive process (which can involve numerous research projects) there is no guarantee that a drug compound investigated will ultimately be approved as a medicine.

This Offer is also highly beneficial to Crucell’s other stakeholders.  Johnson & Johnson expects to retain Crucell’s entrepreneurial culture that has fostered Crucell’s current innovation and growth.  Johnson & Johnson intends to retain Crucell’s senior management and, generally, to maintain Crucell’s current employment levels (see Section 7.21 (Consequences for the Employees)).  Johnson & Johnson also intends to keep Crucell as the center for vaccines within Johnson & Johnson’s pharmaceutical group and to maintain Crucell’s headquarters in Leiden.

Prior to deciding whether to tender your Shares pursuant to the Offer described in this Offer Document (including all documents incorporated by reference herein or enclosed herewith), Shareholders should study this Offer Document (including all documents incorporated by reference herein or enclosed herewith) closely and the Position Statement and Schedule 14D-9 of Crucell that detail the Crucell Boards’ unanimous recommendation that Shareholders tender their Shares pursuant to the Offer and grant a Proxy for the Post Offer EGM.

Johnson & Johnson is confident that Crucell’s shareholders will conclude that the Offer provides the best opportunity to generate immediate value for the Shares and provides significant benefits to Crucell’s other stakeholders as well.

2.	IMPORTANT INFORMATION

Shareholders are advised to study this Offer Document (including all documents incorporated by reference herein or enclosed herewith) carefully and to seek independent advice where deemed appropriate in order to reach a balanced judgment of the Offer itself and the contents of the Offer Document (including all documents incorporated by reference herein or enclosed herewith). In addition, the Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares in connection with the Offer.

The Netherlands

The Offer Document contains the information in connection with the Offer required pursuant to article 8 of the Decree and has been approved by the AFM pursuant to article 5:76 Wft.  The Position Statement of the Crucell Boards required pursuant to article 18 of the Decree does not form part of the Offer Document, as defined by the Decree, and as such is not subject to prior review and approval of the AFM. The Position Statement is, however, subject to review by the AFM after publication thereof.  In addition, the Position Statement forms a part of the Schedule 14D-9 filed by Crucell with the SEC in connection with the Offer.

Certain Dutch tax considerations are described in Section 12.1 (Netherlands Tax Aspects of the Offer).

United States

The Offer is being made to U.S. Shareholders by means of this Offer Document.  Except to the extent that exemptions or relief from compliance are available or have been obtained, the Offeror intends to conduct the Offer in compliance with the U.S. tender offer rules (principally Regulations 14D and 14E under the Exchange Act) and the tender offer rules of the Netherlands (the jurisdiction in which the Ordinary Shares are primarily listed and also Crucell’s jurisdiction of incorporation).

References to “EUR” are to the Euro, the legal currency of the European Monetary Union.  All references to “U.S. dollars” and “$” are to United States dollars.  For convenience purposes, in this Offer Document certain Euro denominated figures have been converted to U.S. dollars at an exchange rate of $[●] U.S. dollars to EUR 1.00, the noon buying rate (rounded) on [●], 2010 for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York.  These conversions should not be construed as a representation that the Euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.

Certain U.S. tax considerations are described in Section 12.2 (Material U.S. Federal Income Tax Considerations).

Switzerland

The Offer is being made by means of this Offer Document to Shareholders holding Shares that are listed on the Swiss Exchange by way of a secondary listing.

This Offer Document does not constitute an issue prospectus (Emissionsprospekt) within the meaning of articles 652a or 1156 of the Swiss Code of Obligations.

The Swiss takeover rules and regulations do not apply to this Offer or to this Offer Document since the Company is incorporated and headquartered in the Netherlands and has its primary listing in the Netherlands. Accordingly, neither this Offer Document nor any other document related to the Offer has been filed with or approved by the Swiss Takeover Board or the Swiss Financial Market Supervisory Authority FINMA.

Certain Swiss tax considerations are described in Section 12.3 (Swiss Tax Aspects of the Offer).

Responsibility for Information

The information contained in the Offer Document has been provided by the Offeror, Johnson & Johnson and Crucell, except for the auditor’s reports set forth in Sections 16.3 (Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007), 16.5 (Auditor’s Report Relating to the Financial Statements for the Financial Year 2009) and 16.7 (Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010).

The Offeror, Johnson & Johnson and Crucell are jointly responsible for the information contained on the cover page and pages i to iv (insofar as such pages summarize sections for which the Offeror, Johnson & Johnson and Crucell are jointly responsible) and in Sections 2 (Important Information), 5.1 (In General), 5.6 (Recommendation by Crucell Boards) (it being understood that the Position Statement and the information in the Position Statement has been prepared and provided by Crucell, and Crucell is solely responsible for the information contained therein), 5.7 (Committed Shares and Owned Shares), 5.12 (Indicative Timetable), 7.1 (Background of the Offer), 7.8 (Recommendation by Crucell Boards) (it being understood that the Position Statement and the information in the Position Statement has been prepared and provided by Crucell, and Crucell is solely responsible for the information contained therein), 7.9 (Committed Shares), 7.11 (Option Plans), 7.12 (Filings with Competition Authorities and Other Applicable Regulatory Requirements and Required Approvals), 7.16 (Amendment of the Articles of Association), 7.19 (Dividend Policy), 7.20 (Organisational Consequences), 7.21 (Consequences for the Employees), 7.22 (Employee Consultation), 7.24 (Protection Foundation), 8 (Extraordinary General Meetings of Crucell Shareholders), 12 (Tax Aspects of the Offer), 13 (Press Releases), 14 (Nederlandse Samenvatting) (insofar as such section summarizes sections for which the Offeror, Johnson & Johnson and Crucell are jointly responsible) and 15 (Advisers).

Crucell is solely responsible for the information contained in pages i to iv (insofar as such pages summarize sections for which Crucell is solely responsible) and in Sections 7.10 (Overview of Shares and Rights Held by Members of the Crucell Boards), 7.23 (Treasury Shares), 9 (Information Regarding Crucell), 11 (Further Statements Required by the Decree) (insofar as such section includes information prepared and provided by Crucell), 14 (Nederlandse Samenvatting) (insofar as such section summarizes sections for which Crucell is solely responsible) and 16 (Financial Statements) (other than the reports set forth in Sections 16.3, 16.5 and 16.7).

The Offeror and Johnson & Johnson are solely responsible for the information contained in pages i to iv (insofar as such section summarizes sections for which the Offeror and Johnson & Johnson are solely responsible) and in “Questions and Answers About the Offer and Granting Proxies”, “Certain Key Information Relating to the Offer” and Sections 1 (Restrictions), 4 (Definitions), 5.2 (The Offer and Invitation to Shareholders), 5.3 (The Offer Price), 5.4 (Rationale for the Offer and Substantiation of the Offer Price), 5.5 (Financing of the Offer), 5.8 (Offer Process), 5.9 (Implications of the Offer Being Declared Unconditional Regarding Liquidity and Delisting), 5.10 (Post Closing Restructuring and Future Legal Structure), 5.11 (Announcements), 6.1 (Invitation to the Shareholders), 6.2 (Offer Price), 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures), 6.4 (The Acceptance Period and Extension of the Acceptance Period), 6.5 (Solicitation of Proxies), 6.6 (Declaring the Offer Unconditional), 6.7 (Settlement), 6.8 (Subsequent Offering Period (Na-aanmeldingstermijn)), 6.9 (Announcements), 7.2 (Substantiation of the Offer Price), 7.3 (Rationale for the Offer), 7.4 (Financing of the Offer), 7.5 (Offer Conditions), 7.6 (The Offeror), 7.7 (Owned Shares), 7.13 (Implications of the Offer Being Declared Unconditional), 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights), 7.15 (Post Closing Restructuring and Future Legal Structure), 7.17 (Future Boards Composition), 7.18 (Corporate Governance Post-Settlement), 7.25 (Merger Agreement and Irrevocable Undertakings), 7.26 (Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement), 10 (Information Regarding Johnson & Johnson, Cilag Holding and the Offeror), 11 (Further Statements Required by the Decree) (insofar as such section includes information prepared and provided by the Offeror and Johnson & Johnson) and 14 (Nederlandse Samenvatting) (insofar as such section summarizes sections for which the Offeror is solely responsible).

The information included in Section 16.3 (Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007), Section 16.5 (Auditor’s Report Relating to the Financial Statements for the Financial Year 2009) and Section 16.7 (Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010) has been provided by Deloitte Accountants B.V. and is identical to the original auditor’s report as at the respective dates these reports were issued by Deloitte Accountants B.V.

No person other than the Offeror and Crucell, and without prejudice to the auditor’s reports issued by Deloitte Accountants B.V. included in this Offer Document, is authorised to provide any information or to make any statements on behalf of the Offeror or Crucell in connection with the Offer or the information contained in the Offer Document.  If any such information or statement is provided or made by parties other than the Offeror or Crucell, such information or statements should not be relied upon as having been provided by or made by or on behalf of the Offeror or Crucell.

Accuracy and Date of Information

Each of the Offeror, Johnson & Johnson and Crucell confirms, that, to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this Offer Document for which it is responsible is in accordance with the facts and contains no omission likely to affect its import.  Please be aware that certain financial and statistical information contained in this Offer Document may have been rounded up or down to the nearest whole number or the nearest decimal and should therefore not be regarded as exact or definitive.

The information set out in this Offer Document reflects the situation as at the date of this Offer Document, unless otherwise specified herein.  The issue and distribution of the Offer Document does not imply in any respect that the information contained herein will continue to be correct and complete after the date of publication of the Offer Document.  The foregoing does not affect the obligation of both the Offeror and Crucell to make a public announcement pursuant to article 5:25i Wft or article 4, paragraph 1 and paragraph 3 of the Decree, if applicable.

Applicable Law and Jurisdiction

This Offer Document and the Offer are, and any tender, purchase, acceptance or delivery (levering) of Shares will be, governed by and construed in accordance with the laws of the Netherlands and the laws of the United States, as applicable.  Without prejudice to any jurisdiction of a United States court to hear claims in respect of the Offer brought under applicable United States laws, the District Court of Amsterdam (Rechtbank Amsterdam) and its appellate courts have exclusive jurisdiction to settle any disputes which might arise out of or in connection with any tender, purchase, acceptance or delivery (levering) of Shares, including, but not limited to, related disputes as they may apply to the Offer and/or the Offer Document.  Accordingly, such legal action or proceedings must be brought exclusively before such courts.

Settlement Agents, Proxy Solicitor and Financial Advisers

ING Bank N.V. has been appointed by the Offeror as Dutch Settlement Agent for the Offer and Computershare Trust Company, N.A. has been appointed as the U.S. Settlement Agent for the Offer.  Georgeson, Inc. has been appointed by the Offeror as proxy solicitor in connection with the Proxies.

Crucell N.V.
Address: Archimedesweg 4-6, 2333 CN Leiden, The Netherlands
Telephone: + 31 (0) 71 519 7064
E-mail: ir@crucell.com

Dutch Settlement Agent
ING Bank N.V.
Address: Bijlmerdreef 888, 1102MG Amsterdam (Attention: Sjoukje Hollander/Remko Los)
Telephone: + 31 20 563 6546 / + 31 20 563 6619
Fax: + 31 20 563 6959
E-mail: iss.pas@ing.nl

U.S. Settlement Agent
Computershare Trust Company, N.A.
Address for Overnight Delivery: Attention: Corporate Actions—Suite V, 250 Royall Street, Canton, MA 02021
Address for Mail: Attention: Corporate Actions, P.O. Box 43011, Providence, RI 02940-3011
Telephone for Confirmation of Receipt: (781) 575-2332
Fax: (617) 360-6810

Proxy Solicitor and Information Agent
Georgeson, Inc.

For the United States
Address: 199 Water Street, 26th Floor, New York, NY 10038
Telephone: (212) 440-9800
E-mail: crucell@georgeson.com

For Europe
Address: 2nd Floor, Vintners Place, 68 Upper Thames Street,
London EC4V 3BJ, United Kingdom
Telephone: 00800 1020 1200 (toll-free)
E-mail: crucell@georgeson.com

ING Bank N.V. is acting as Dutch Settlement Agent and as financial adviser exclusively to the Offeror and to no one else in connection with the Offer and will not regard any other person (whether or not a recipient of this Offer Document) as a client in relation to the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of ING Bank N.V. or for providing advice in relation to the Offer. ING Bank N.V. will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable costs and expenses incurred in connection with its engagement and will be indemnified against certain liabilities and expenses in connection therewith.

Computershare Trust Company, N.A. is acting as U.S. Settlement Agent exclusively to the Offeror and to no one else in connection with the Offer and will not regard any other person (whether or not a recipient of this Offer Document) as a client in relation to the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of Computershare Trust Company, N.A. or for providing advice in relation to the Offer. Computershare Trust Company, N.A. will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable costs and expenses incurred in connection with its engagement and will be indemnified against certain liabilities and expenses in connection therewith.

Georgeson, Inc. is acting as Proxy Solicitor and Information Agent exclusively to the Offeror and to no one else in connection with the Offer and will not regard any other person (whether or not a recipient of this Offer Document) as a client in relation to the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of Georgeson, Inc. or for providing advice in relation to the Offer. Georgeson, Inc. will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable costs and expenses incurred in connection with its engagement and will be indemnified against certain liabilities and expenses in connection therewith.

Barclays Capital Inc., together with its affiliates (“Barclays Capital”), is acting as financial adviser exclusively to Crucell and to no one else in connection with the Offer and will not regard any other person (whether or not a recipient of this Offer Document) as a client in relation to the Offer and will not be responsible to anyone other than Crucell for providing the protections afforded to the clients of Barclays Capital or for providing advice in relation to the Offer.

Lazard B.V. is acting as financial adviser exclusively to the Crucell Supervisory Board and to no one else in connection with the Offer and will not regard any other person (whether or not a recipient of this Offer Document) as a client in relation to the Offer and will not be responsible to anyone other than Crucell Supervisory Board for providing the protections afforded to the clients of Lazard B.V. or for providing advice in relation to the Offer.

Neither Johnson & Johnson nor the Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to ING Bank N.V., Computershare Trust Company, N.A. and Georgeson, Inc. and as set forth in Section 6.3.7 (Commission)) in connection with the solicitation of tenders of Shares pursuant to the Offer.

Language and Availability of Documentation

This Offer Document has been published in English and includes a Dutch summary (Nederlandse samenvatting) in Section 14 (Nederlandse samenvatting).  In the event of differences, whether or not in interpretation, between the English text of this Offer Document, on one hand, and the Dutch summary, on the other hand, the English text shall prevail.

Certain Information Relating to Crucell and Incorporation by Reference

Crucell is a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid) under Dutch company law, incorporated in Leiden, the Netherlands with the legal and commercial name Crucell N.V., registered under number 28087740.  Crucell’s corporate seat is in Leiden, the Netherlands and its principal executive office is located at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands. Crucell’s registered agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.  Crucell’s telephone number at such address is +31 (0)71 519 9100.  Crucell is a fully integrated biopharmaceutical company dedicated to bringing meaningful innovation to global health by developing, producing and marketing products to combat infectious diseases. Innovation is the driving force behind Crucell’s strong research and development pipeline, with promising products in pre-clinical and clinical development. Crucell product candidates include flu-mAb, an antibody product effective against a broad range of influenza virus strains, tuberculosis and malaria vaccines, as well as a rabies monoclonal antibody combination—all produced on Crucell’s unique PER.C6® human cell-line technology.

The ADSs are registered under the Exchange Act.  Accordingly, Crucell is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file certain information with the SEC relating to its business, financial condition and other matters.  Such information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213, United States of America. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330.  The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov).  Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Copies of this Offer Document and copies of Crucell’s Articles of Association, Crucell’s annual report on Form 20-F for the fiscal year ended 2009, and the proposed amendment of Crucell’s Articles of Association, all of which documents are incorporated by reference in this Offer Document, are, in each case, available free of charge at the above mentioned offices of Crucell and the Dutch Settlement Agent and on the website of Crucell at www.crucell.com.  Such website does not constitute a part of, and is not included or referred to in, this Offer Document.  The information that has been incorporated by reference in this Offer Document is an important part of this Offer Document and is deemed to constitute a part of this Offer Document as if such information were expressly included herein.

Certain Information Relating to Johnson & Johnson and the Offeror

Johnson & Johnson is a New Jersey corporation, with its principal executive offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey, 08933, U.S.A. The telephone number of Johnson & Johnson is +1 (732) 524-0400. Johnson & Johnson and its subsidiaries have approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field.  Johnson & Johnson is a holding company, which has more than 250 operating companies conducting business in virtually all countries of the world.  Johnson & Johnson’s primary focus has been on products related to human health and well-being.

The Offeror is a private company with limited liability incorporated under the laws of the Netherlands with its principal executive offices located at Paul Janssenweg 150, 5026 RH Tilburg, The Netherlands.  The telephone number of the Offeror is [●].  The Offeror is a wholly owned direct subsidiary of Cilag Holding, which is an indirect wholly owned subsidiary of Johnson & Johnson.  The Offeror was formed solely for the purpose of engaging in the Offer and the other transactions contemplated by the Merger Agreement and has not engaged in any other business activities.

Except as described in “Questions and Answers About the Offer and Granting Proxies”, Section 5.7 (Committed Shares and Owned Shares), Section 7.7 (Owned Shares), Section 7.26 (Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement), Section 9.2 (History), Section 9.7 (Main Shareholders) and Section 10 (Information Regarding Johnson & Johnson, Cilag Holding and the Offeror) (i) none of Johnson & Johnson, the Offeror or, to the best knowledge of Johnson & Johnson and the Offeror, any of the persons listed in Section 10.2 (Johnson & Johnson’s Board of Directors and Executive Officers) or any associate or majority-owned subsidiary of Johnson & Johnson or the Offeror or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Johnson & Johnson, the Offeror, any of their Affiliates or, to the best knowledge of Johnson & Johnson and the Offeror, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. See also clauses (c), (d) and (e) of Section 11 (Further Statements Required by the Decree).

Pursuant to Rule 14d-3 under the Exchange Act, Johnson & Johnson and the Offeror filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer Document forms a part, and exhibits to the Schedule TO, including the Merger Agreement, the Irrevocable Undertakings, the Equity Purchase Agreement and the Shareholder Agreement.  Additionally, Johnson & Johnson is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213, United States of America. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330.  The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov).  Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.  The information that has been incorporated by reference in this Offer Document is an important part of this Offer Document and is deemed to constitute a part of this Offer Document as if such information were expressly included herein.

Copies of this Offer Document are also available free of charge from Crucell, the Dutch Settlement Agent and the U.S. Settlement Agent at the addresses mentioned above.

3.	TABLE OF CONTENTS

1.	RESTRICTIONS	17

2.	IMPORTANT INFORMATION	19

3.	TABLE OF CONTENTS	27

4.	DEFINITIONS	35

5.	SUMMARY	48

5.1	In General	48

5.2	The Offer and Invitation to Shareholders	49

5.3	The Offer Price	50

5.4	Rationale for the Offer and Substantiation of the Offer Price	50

5.5	Financing of the Offer	52

5.6	Recommendation by Crucell Boards	52

5.7	Committed Shares and Owned Shares	53

5.8	Offer Process	53

5.8.1	The Acceptance Period and Extension of the Acceptance Period	53

5.8.2	Declaring the Offer Unconditional	53

5.8.3	Settlement	54

5.8.4	Subsequent Offering Period	54

5.9	Implications of the Offer Being Declared Unconditional Regarding Liquidity and Delisting	54

5.10	Post Closing Restructuring and Future Legal Structure	54

5.11	Announcements	55

5.12	Indicative Timetable	55

6.	INVITATION TO THE SHAREHOLDERS	57

6.1	Invitation to the Shareholders	57

6.2	Offer Price	57

6.3	Acceptance of the Offer by Shareholders and Tender Procedures	58

6.3.1	Offeror’s Right to Accept Tenders of Shares Not in Compliance with Procedures	58

6.3.2	Acceptance by Holders of Ordinary Shares	58

6.3.3	Acceptance by Holders of ADSs	59

6.3.4	Validity of the Tendered Securities; Waiver of Defects; Return of Tendered Shares	61

6.3.5	Undertakings, Representations and Warranties of Tendering Shareholders	62

6.3.6	Withdrawal Rights	62

6.3.7	Commission	63

6.4	The Acceptance Period and Extension of the Acceptance Period	64

6.5	Solicitation of Proxies	65

6.5.1	In General; Record Date	65

6.5.2	Proxies from Holders of Ordinary Shares	66

6.5.3	Proxies from Holders of ADSs	66

6.5.4	Voting of Shares	67

6.5.5	Record Date	67

6.6	Declaring the Offer Unconditional (Gestanddoening)	67

6.7	Settlement	68

6.8	Subsequent Offering Period (Na-aanmeldingstermijn)	68

6.9	Announcements	69

7.	EXPLANATION OF THE OFFER	70

7.1	Background of the Offer	70

7.2	Substantiation of the Offer Price	74

7.3	Rationale for the Offer	75

7.4	Financing of the Offer	77

7.5	Offer Conditions	77

7.6	The Offeror	80

7.7	Owned Shares	80

7.8	Recommendation by Crucell Boards	80

7.9	Committed Shares	81

7.10	Overview of Shares and Rights Held by Members of the Crucell Boards	81

7.11	Option Plans	81

7.12	Filings with Competition Authorities and Other Applicable Regulatory Requirements and Required Approvals	81

7.13	Implications of the Offer Being Declared Unconditional	82

7.14	Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights	82

7.15	Post Closing Restructuring and Future Legal Structure	83

7.15.1	General	83

7.15.2	Buy-Out	84

7.15.3	Asset Sale Pursuant to the Business Purchase Agreement	85

7.15.4	Legal Merger	87

7.15.5	Other Possible Post Closing Restructurings	88

7.16	Amendment of the Articles of Association	88

7.17	Future Boards Composition	90

7.18	Corporate Governance Post-Settlement	91

7.19	Dividend Policy	91

7.20	Organisational Consequences	91

7.21	Consequences for the Employees	91

7.22	Employee Consultation	92

7.23	Treasury Shares	92

7.24	Protection Foundation	92

7.25	Merger Agreement and Irrevocable Undertakings	92

7.25.1	The Offer	92

7.25.2	Option Plans	93

7.25.3	Representations and Warranties	94

7.25.4	Operating Covenants	95

7.25.5	Access to Information	95

7.25.6	Rule 14d-10 Matters	96

7.25.7	Recommendations	96

7.25.8	Shareholders Meetings	96

7.25.9	Exclusivity Provisions	97

7.25.10	Anti-trust Notifications and Submissions	100

7.25.11	Governance	101

7.25.12	Termination	102

7.25.13	Termination Fee	102

7.25.14	Amendment	103

7.25.15	Governing Law	103

7.25.16	Irrevocable Undertakings	103

7.26	Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement	104

7.26.1	Equity Purchase Agreement	104

7.26.2	Shareholder Agreement	104

7.26.3	Registration Rights Agreement	105

8.	EXTRAORDINARY GENERAL MEETINGS OF CRUCELL SHAREHOLDERS	106

9.	INFORMATION REGARDING CRUCELL	107

9.1	Overview	107

9.2	History	107

9.3	Group Structure	108

9.4	Business Objectives and Strategy	109

9.5	Crucell Supervisory Board, Crucell Management Board and Employees	109

9.5.1	Crucell Supervisory Board	109

9.5.2	Crucell Management Board	112

9.5.3	Employees	113

9.6	Capital and Shares	113

9.7	Main Shareholders	113

9.8	Share Price of Crucell	114

9.9	Options	117

9.10	Equity Holdings of the Members of the Crucell Boards	117

9.10.1	Options and Shares Held by Members of the Crucell Management Board	117

9.10.2	Transactions by Members of the Crucell Management Board in the Year Prior to the Date of Public Announcement of the Availability of the Offer Document	118

9.10.3	Options and Shares Held by Members of the Crucell Supervisory Board	118

9.10.4	Transactions by Members of the Crucell Supervisory Board in the Year Prior to the Date of Public Announcement of the Availability of the Offer Document	118

10.	INFORMATION REGARDING JOHNSON & JOHNSON, CILAG HOLDING AND THE OFFEROR	120

10.1	Overview of Johnson & Johnson, Cilag Holding and the Offeror	120

10.2	Johnson & Johnson’s Board of Directors and Executive Officers	120

10.3	Board of Directors and Executive Officers of Cilag Holding	124

10.4	Board of Directors and Executive Officers of the Offeror	125

11.	FURTHER STATEMENTS REQUIRED BY THE DECREE	126

12.	TAX ASPECTS OF THE OFFER	128

12.1	Netherlands Tax Aspects of the Offer	128

12.1.1	Withholding Tax	129

12.1.2	Taxes on Income and Capital Gains	129

12.1.3	Other Taxes and Duties	130

12.1.4	Post Closing Restructuring and Future Legal Structures	130

12.1.5	Buy-Out	131

12.1.6	Asset Sale Pursuant to the Business Purchase Agreement	131

12.1.7	Legal Merger	131

12.1.8	Withholding Tax	131

12.1.9	Taxes on Income and Capital Gains	132

12.1.10	Other Taxes and Duties	133

12.2	Material U.S. Federal Income Tax Considerations	133

12.2.1	Sale of the Shares	134

12.2.2	Backup Withholding	135

12.3	Swiss Tax Aspects of the Offer	136

12.3.1	General Swiss Tax Consequences of the Offer	136

12.3.2	Tax Consequences of the Post Closing Restructuring	136

12.3.3	Swiss Transfer Taxes	137

12.4	Tax Aspects of the Offer in Other Jurisdictions	137

13.	PRESS RELEASES	138

14.	NEDERLANDSE SAMENVATTING (DUTCH SUMMARY)	139

14.1	Restricties en belangrijke informatie	139

14.2	Nederlandse Definities	141

14.3	Het Bod en uitnodiging aan de Aandeelhouders	149

14.4	De Biedprijs	149

14.5	Rationale voor het Bod en substantiëring van de Biedprijs	150

14.6	Financiering van het Bod	152

14.7	Aanbeveling van de Raad van Bestuur en de Raad van Commissarissen	152

14.8	Gecommiteerde Aandelen en gehouden Aandelen	152

14.9	Voorwaarden	152

14.10	Aanmelding	156

14.10.1	Aanmeldingstermijn en de Verlenging van de Aanmeldingstermijn	156

14.10.2	Gestanddoening	157

14.10.3	Overdracht	157

14.10.4	Na-Aanmeldingstermijn	157

14.11	Aanvaarding van het Bod en Aanmelding door houders van Gewone Aandelen	157

14.11.1	Algemeen	157

14.11.2	Aanmelding via een Toegelaten Instelling	157

14.11.3	Houders van Gewone Aandelen die individueel zijn geregistreerd in het aandeelhoudersregister van Crucell	158

14.11.4	Aanmelding door houders van ADSs	158

14.12	Gevolgen van het Bod met betrekking tot liquiditeit en beëindiging beursnotering	159

14.13	Post-Closing Herstructurering en Toekomstige Juridische Structuur	159

14.14	Mededelingen	160

14.15	Indicatief Tijdschema	160

15.	ADVISERS	162

16.	FINANCIAL STATEMENTS	164

16.1	General	164

16.2	Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007	165

16.2.1	Consolidated Statements of Income	165

16.2.2	Consolidated Statements of Financial Position	167

16.2.3	Consolidated Statements of Cash Flows	168

16.3	Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007	169

16.4	Financial Statements for the Financial Year 2009	170

16.4.1	Consolidated Statements of Income	170

16.4.2	Consolidated Statements of Comprehensive Income	171

16.4.3	Consolidated Statements of Financial Position	172

16.4.4	Consolidated Statements of Changes in Equity	173

16.4.5	Consolidated Statements of Cash Flows	174

16.4.6	Notes to the Consolidated Financial Statements	175

16.5	Auditor’s Report Relating to the Financial Statements for the Financial Year 2009	240

16.6	Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010, Including, Condensed Statements of Income, Condensed Statements of Comprehensive Income, Condensed Statements of Financial Position, Condensed Statements of Cash Flows and Condensed Statements of Changes in Equity	242

16.6.1	Condensed Consolidated Statements of Income	242

16.6.2	Condensed Consolidated Statements of Comprehensive Income	243

16.6.3	Condensed Consolidated Statements of Financial Position	244

16.6.4	Condensed Consolidated Statements of Cash Flows	245

16.6.5	Condensed Consolidated Statements of Changes in Equity	246

16.6.6	Notes to the Condensed Consolidated Interim Financial Statements	247

16.7	Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010	256

4.	DEFINITIONS

Acceptance Closing Date	the date on which the Offer expires, being [●] [●] 2011, or, where appropriate, as extended in accordance with article 15 of the Decree and the provisions of this Offer Document

Acceptance Closing Time
the time at which the Offer expires, being at 17:30 hours Dutch time (11:30 a.m. New York time), on [●] [●] 2011, or, where appropriate, as extended in accordance with article 15 of Decree and the provisions of this Offer Document

Acceptance Period
the period during which Shareholders can offer their Shares to the Offeror, which begins at 09:00 hours Dutch time (3:00 a.m. New York time) on [●] [●] 2010 and ends, subject to extension in accordance with article 15 of the Decree and the provisions of this Offer Document, on the Acceptance Closing Time

Admitted Institutions	institutions admitted to Euronext Amsterdam

ADR(s)	American depositary receipt(s), each evidencing one ADS

ADS(s)	American depositary share(s), each representing one Ordinary Share

ADS Letter of Transmittal
means the letter of transmittal that ADS holders receive from the U.S. Settlement Agent pursuant to which a holder of ADSs may tender such ADSs pursuant to the Offer and will also be deemed to concurrently grant a Proxy, unless such ADS holder affirmatively specifies otherwise

Affiliate
any corporation, partnership, co-operative or other business or legal entity or person directly or indirectly controlling or controlled by that Party, including any of its subsidiaries and group companies within the meaning of Articles 2:24a and 2:24b of the DCC, respectively

Agent’s Message
a message, transmitted by DTC to, and received by, the U.S. Settlement Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering Shareholder that the Shareholder has received and agrees to be bound by the terms of the ADS Letter of Transmittal and the Offer Document and that the Offeror may enforce such agreement against the tendering Shareholder

AFM	the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten)

Alternative Proposal	has the meaning attributed to it in Section 7.25.9

Alternative Transaction	has the meaning attributed to it in Section 7.25.9

Announcement Date
the date on which the Offeror makes an announcement as to whether the Offer is declared unconditional (gestand wordt gedaan), is extended or is terminated, which shall be no later than the third Business Day following the Acceptance Closing Date

Articles of Association	the articles of association of Crucell, most recently amended as at 12 June 2009, as amended from time to time after the date of this Offer Document

Asset Sale	has the meaning attributed to it in Section 7.15.3

Barclays Capital	has the meaning attributed to it in Section 2

Buy-Out	has the meaning attributed to it in Section 7.15.2

Business	has the meaning attributed to it in Section 7.15.3

Business Day
any day other than Saturday, Sunday, a legal holiday on which banks in the Netherlands, according to the collective agreements for the banking sector (Algemene Bank-CAO), a day on which Euronext Amsterdam, NASDAQ or the Swiss Exchange is generally closed for business, or any other legal holiday in the United States and Switzerland

Business Purchase Agreement
the business purchase agreement, substantially in the form of the Form of Business Purchase Agreement as attached to the Merger Agreement, that may, at the Offeror’s election, be entered into between Crucell and the Offeror following the Settlement, subject to and in accordance with the terms of the Merger Agreement

Cilag Holding	Cilag Holding AG, a company incorporated under the laws of Switzerland, a wholly owned subsidiary of Johnson & Johnson, and incorporator and 100% shareholder of the Offeror

CISA	has the meaning attributed to it in Section 12.3.3

Code	has the meaning attributed to it in Section 12.6

Collaboration Agreements
the Collaboration and Commercialization Agreement for Flu-MAb product and the Innovation, Development and Commercialization of Novel Drug Products Agreement, all dated as of 28 September 2009 and entered into between Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Crucell Holland

Committed Shares	has the meaning attributed to it in Section 7.9

Continuing Crucell Directors	has the meaning attributed to it in Section 7.17

Crucell or the Company	Crucell N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, with registered office in Leiden, the Netherlands

Crucell Holland	Crucell Holland B.V.

Crucell Boards	the Crucell Management Board and the Crucell Supervisory board

Crucell Group	Crucell and its Affiliates

Crucell Indemnified Parties	has the meaning attributed to it in Section 7.15.3

Crucell Legal Advisers	has the meaning attributed to it in Section 7.1

Crucell Management Board	the management board of Crucell

Crucell Option Agreements
both (i) the preference share call option agreement dated as of 25/26 October 2000 and (ii) the additional preference share call option agreement dated as of 28 September 2005 between the Company and the Protection Foundation

Crucell Supervisory Board	the supervisory board of Crucell

Daily Official List	the Daily Official List (Officiële Prijscourant) of Euronext Amsterdam

DCC	the Dutch Civil Code (Burgerlijk Wetboek)

Decree	the Dutch Decree on Public Takeover Offers (Besluit Openbare Biedingen Wft)

Direct Registration System	a system administered by the DTC pursuant to which the Bank of New York Mellon, the depository for the ADSs, may register the ownership of the uncertificated ADSs

DTC	Depository Trust Company

Dutch Settlement Agent	ING Bank N.V.

Eligible Institution
a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agent Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act

Equity Purchase Agreement	the equity purchase agreement dated as of 28 September 2009 between JHC and Crucell

EUR, Euro or €	Euro, the legal European currency of the European Monetary Union

Euroclear Netherlands	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., the Dutch depositary and settlement institute as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer)

Euronext Amsterdam	the official market of the regulated market of NYSE Euronext (Amsterdam)

Exchange Act	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereof

Favourable Dutch Tax Ruling	the ruling from the Dutch tax authority on certain tax aspects of the Post Closing Restructuring dated 18 October 2010

Favourable IRS Ruling	a ruling from the U.S. Internal Revenue Service confirming that a Post Closing Restructuring is tax-free to each of the Company, the Offeror and their respective Affiliates

First EGM	the extraordinary general meeting of Shareholders, to be held on 10 December 2010 at 14:00 hours Dutch time the subject of which will be the discussion of the Offer

Governance Resolutions
(1) the amendment of the Articles of Association of the Company to reflect changes to the corporate governance structure of the Company in accordance with the terms of the Merger Agreement described in more detail in Section 7.16, (2) the increase of the size of the Crucell Supervisory Board from ten to eleven members, consisting of (A) nine individuals to be designated by the Offeror and (B) two members of the current Crucell Supervisory Board designated in the manner set forth in the Merger Agreement, which members meet the criteria for independence set out in best practices III.2.2. of the Dutch corporate governance code, and (3) granting discharge to all members of the current Crucell Supervisory Board (other than the Continuing Crucell Directors) with effect of the Offer being declared unconditional

Government Entity
any government authority, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality, in each case, whether domestic or foreign

Governmental Order
an order, stay, judgment or decree issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority that remains in force and effect, or any statute, rule, regulation, governmental order or injunction enacted, enforced or deemed applicable to the Offer

Group Companies	all Affiliates of the Company and Group Company means any of them

IFRS	International Financial Reporting Standards, as in effect from time to time and as issued by the International Accounting Standards Board

Interim Period	has the meaning attributed to it in Section 7.25.4

Irrevocable Undertakings	has the meaning attributed to it in Section 7.25

IRS	Internal Revenue Service of the United States

JHC	JHC Nederland B.V.

Johnson & Johnson	Johnson & Johnson, a company incorporated under the laws of the State of New Jersey, with registered office in New Brunswick, New Jersey, United States

Johnson & Johnson Group	Johnson & Johnson and its Affiliates

Johnson & Johnson Legal Advisers	has the meaning attributed to it in Section 7.1

Legal Merger	has the meaning attributed to it in Section 7.15.4

Long Stop Date
the earlier of (x) 6 July 2011 and (y) the Business Day immediately following the expiry of the maximum allowable period of time for the Offer to remain open following the date of commencement of the Acceptance Period under the Decree (giving effect to any extension thereof)

Liquidation	has the meaning attributed to it in Section 7.15.3

Liquidator	has the meaning attributed to it in Section 7.15.13

Material Adverse Effect
an effect(s), event(s), circumstance(s) or development(s) that, alone or in combination, has, or could reasonably be expected to have, a material adverse effect on the businesses, assets, clinical or pre-clinical programs, intellectual property, results of operations, prospects, financial position or cash flows of the Crucell Group taken as a whole; provided that, in no event shall any of the following be taken into account (alone or in combination with any other effect, event or circumstance identified below) in determining whether there has been such a Material Adverse Effect:

a. any change, event, circumstance, development or effect generally affecting any of the industries or markets in which the business of the Crucell Group is conducted unless the Crucell Group is disproportionately affected;

b. any changes in general economic, political or financial market conditions in any market whatsoever or changes in currency exchange or interest rates;

c. any natural disasters, pandemics or acts of terrorism, sabotage, military action or war (whether or not formally declared), or any escalation or worsening thereof;

d. any change in laws or interpretation thereof by any court or any governmental authority or any change in IFRS, U.S. generally accepted accounting principles or other accounting requirements or principles; and

e.  the announcement of the pendency of the Offer or any communication by the Company and the Offeror of their plans or intentions (except to the extent arising in connection with change of control or similar clauses in agreements entered into by Crucell or any Group Company)

Merger Agreement	the merger agreement between Cilag Holding and Crucell dated 6 October 2010, as assigned by Cilag Holding to the Offeror pursuant to the assignment agreement dated [●] [●] 2010

Merger Rules	has the meaning attributed to it in Section 7.25.1

Merging Entity	has the meaning attributed to it in Section 7.15.4

Minority Cash Exit	has the meaning attributed to it in Section 7.15.3

NASDAQ	the Nasdaq Global Market Select

NASDAQ Trading Day	a day on which NASDAQ is open for trading

Netherlands Resident Entities	has the meaning attributed to it in Section 12.1.2

Netherlands Resident Individual	has the meaning attributed to it in Section 12.1.2

Offer	the public offer made by the Offeror to purchase all outstanding Shares on the terms set forth in this Offer Document, including, as applicable, the solicitation of Proxies by the Offeror

Offer Conditions	the condition(s) to declaring the Offer unconditional (gestanddoening) as set out in Section 7.5 (Offer Conditions)

Offer Document	this offer document
Offer EGM
the extraordinary general meeting of Shareholders, to be held [●] [●] 2011 at [●] hours Dutch time at which, inter alia, the Offer will be discussed in accordance with article 18 of the Decree and the Governance Resolutions will be resolved on

Offer Price
a cash amount of EUR 24.75 for each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, for acceptance under the terms of the Offer

Offeror
JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands, with registered office in Amersfoort, the Netherlands, a wholly owned subsidiary of Cilag Holding incorporated for the purpose of the Offer, and an indirect wholly owned subsidiary of Johnson & Johnson

Option Payment	has the meaning attributed to it in Section 7.25.2

Option Plans
the Option Plan Crucell 2003, the Option Plan Crucell 2004, the Option Plan Crucell 2004 Executives, the Option Plan Crucell 2005, the Option Plan Crucell 2008, the Management Committee Option Plan Crucell 2008 and the Long and Short Term Incentive Plan Management Committee 2008 and the option agreements entered into pursuant thereto

Options	share option rights conditionally or unconditionally granted under the Crucell share option plans to subscribe for Ordinary Shares outstanding on the date of this Offer Document

Ordinary Shares	ordinary shares in the share capital of Crucell with a nominal value of EUR 0.24 each

Ordinary Shareholders	holder(s) of Ordinary Share(s)

Position Statement
the position statement published by the Crucell Boards dated [●] [●] 2010 in accordance with article 18 of the Decree (which does not form part of this Offer Document but which forms a part of the Schedule 14D-9 filed by Crucell with the SEC in connection with the Offer)

Post Closing Restructuring
any transaction, restructuring, procedures or proceedings to be implemented to procure as soon as practicable after Settlement that (i) Crucell is delisted and (ii) the Offeror acquires all Shares and/or the entire Crucell business, including, but not limited to, pursuant to a Buy-Out, an Asset Sale or a Legal Merger or other restructuring(s), as the case may be

Post Offer EGM	the extraordinary general meeting of Shareholders, which may be held after Settlement in accordance with Section 7.15.3

Post Offer EGM Resolution	has the meaning attributed to it in Section 6.5.1

Potential Superior Offer	has the meaning attributed to it in Section 7.25.9

Proxy
an irrevocable proxy from a Shareholder, effective upon the Settlement Date, and subject to the conditions set out in Section 6.5 (Solicitation of Proxies), granting the Offeror (or its designee) the right to vote the relevant Shareholder’s Shares to approve, at the Post Offer EGM, the Crucell Management Board’s resolution approved by the Crucell Supervisory Board to transfer the business of the Company to the Offeror or an Affiliate of the Offeror and to enter into the Business Purchase Agreement

Proxy Acceptance Level
the number of Shares for which Proxies have been validly delivered in accordance with the procedures set forth in this Offer Document and not withdrawn prior to the Acceptance Closing Time (including after an extension of the Acceptance Period, if any), taken together with the voting power attached to the Shares that are held by the Johnson & Johnson Group at such time and Shares underlying Options to be acquired by the Offeror as set out in Section 7.11 (Option Plans), as a percentage of the issued share capital (geplaatst kapitaal) of Crucell held by others than Crucell and its Affiliates at the Acceptance Closing Date

Proxy Solicitor and Information Agent	Georgeson, Inc.

Protection Foundation	Stichting Preferente Aandelen Crucell, a foundation (stichting) established under the laws of the Netherlands, having its registered office in Leiden, the Netherlands

Purchaser Note	has the meaning attributed to it in Section 7.15.3

Recommendation	has the meaning attributed to it in Section 7.8

Registration Rights Agreement	the registration rights agreement dated as of 28 September 2009 between JHC and Crucell

Relevant Persons	has the meaning attributed to it in Section 7.25.9

Revised Offer Period	has the meaning attributed to it in Section 7.25.9

Schedule 14D-9	the Solicitation/Recommendation Statement on Schedule 14D-9

Schedule TO	has the meaning attributed to it in Section 2

SEC	United States Securities and Exchange Commission

Second Notice	has the meaning attributed to it in Section 7.25.9

SER Merger Code	SER Merger Code 2000 (SER-Besluit Fusiegedragsregels 2000)

Section	any Section of this Offer Document

Securities Act	has the meaning attributed to it in Section 7.26.3

Settlement
the settlement of the Offer entailing (i) that the Offeror shall pay the Offer Price to the Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, their Shares pursuant to the Offer to the Offeror and (ii) delivery (levering) of such Shares to the Offeror

Settlement Agents	means, collectively, the Dutch Settlement Agent and the U.S. Settlement Agent

Settlement Date	the day of Settlement which will be no later than three Business Days following the Unconditional Date, unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement)

Share Acceptance Level
the number of Shares that have been tendered for acceptance pursuant to the Offer and not withdrawn prior to the Acceptance Closing Time (including after an extension of the Acceptance Period, if any), taken together with the Shares that are held by the Johnson & Johnson Group at such time and Shares underlying Options to be acquired by the Offeror as set out in Section 7.11 (Option Plans), as a percentage of the issued share capital (geplaatst kapitaal) of Crucell held by others than Crucell and its Affiliates at the Acceptance Closing Date, on a fully diluted basis

Shareholder Agreement	the shareholder agreement dated as of 28 September 2009 between JHC and Crucell

Shareholders	holders of Shares

Shares	Ordinary Shares and ADSs

Statutory Buy-Out	has the meaning attributed to it in Section 7.15.2

Subsequent Offering Period
the period of not less than three days and no more than two weeks after the Unconditional Date, if any,  during which Shareholders who have not tendered their Shares pursuant to the Offer during the Acceptance Period will be given the opportunity to do so in the same manner and under the same conditions as set out in the Offer Document (na-aanmeldingstermijn)

Superior Offer	has the meaning attributed to it in Section 7.25.9

Swiss Exchange	the SIX Swiss Exchange Ltd. Zurich, Switzerland

Takeover Buy-Out	has the meaning attributed to it in Section 7.15.2

Tender and Proxy Form
means a form that holders of Ordinary Shares  receive pursuant to which a holder of Ordinary Shares may tender such Shares pursuant to the Offer and will also be deemed to concurrently grant a Proxy, unless such holder of Ordinary Shares affirmatively specifies otherwise

Termination Fee	has the meaning attributed to it in Section 7.25.13

Trading Day	a day on which Euronext Amsterdam, NASDAQ and the Swiss Exchange are open for trading

Transactions
the Offer (including the granting of the Proxies as set out in Section 6.5 (Solicitation of Proxies) and the treatment of the Options contemplated by Section 7.11 (Option Plans)), the actions to be taken at the Offer EGM, the actions contemplated by the Post Offer EGM Resolution and the transactions contemplated by the Business Purchase Agreement

Unconditional Date
the day, if any, on which the Offeror publicly announces that Offer is declared unconditional (gestand wordt gedaan), such day being no later than the third Business Day following the Acceptance Closing Date

United States or U.S.	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

U.S. dollars or $	United States dollars

U.S. Settlement Agent	Computershare Trust Company, N.A.

U.S. Shareholder	has the meaning attributed to it in Section 12.6

Wft	the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht)

5.	SUMMARY

This summary is qualified by, and should be read in conjunction with, the more detailed information set forth elsewhere in this Offer Document.  Reading this summary should in no way be considered a substitute for reading this Offer Document in its entirety.  Shareholders are advised to review the Offer Document (including all documents incorporated by reference therein and enclosed herewith) thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the Offer and the contents of the Offer Document.

5.1	In General

The information contained in the Offer Document has been provided by the Offeror, Johnson & Johnson and Crucell, except for the auditor’s reports set forth in Sections 16.3 (Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007), 16.5 (Auditor’s Report Relating to the Financial Statements for the Financial Year 2009) and 16.7 (Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010).

The Offeror, Johnson & Johnson and Crucell are jointly responsible for the information contained on the cover page and pages i to iv (insofar as such pages summarize sections for which the Offeror, Johnson & Johnson and Crucell are jointly responsible) and in Sections 2 (Important Information), 5.1 (In General), 5.6 (Recommendation by Crucell Boards) (it being understood that the Position Statement and the information in the Position Statement has been prepared and provided by Crucell, and Crucell is solely responsible for the information contained therein), 5.7 (Committed Shares and Owned Shares), 5.12 (Indicative Timetable), 7.1 (Background of the Offer), 7.8 (Recommendation by Crucell Boards) (it being understood that the Position Statement and the information in the Position Statement has been prepared and provided by Crucell, and Crucell is solely responsible for the information contained therein), 7.9 (Committed Shares), 7.11 (Option Plans), 7.12 (Filings with Competition Authorities and Other Applicable Regulatory Requirements and Required Approvals), 7.16 (Amendment of the Articles of Association), 7.19 (Dividend Policy), 7.20 (Organisational Consequences), 7.21 (Consequences for the Employees), 7.22 (Employee Consultation), 7.24 (Protection Foundation), 8 (Extraordinary General Meetings of Crucell Shareholders), 12 (Tax Aspects of the Offer), 13 (Press Releases), 14 (Nederlandse Samenvatting) (insofar as such section summarizes sections for which the Offeror, Johnson & Johnson and Crucell are jointly responsible) and 15 (Advisers).

Crucell is solely responsible for the information contained in pages i to iv (insofar as such pages summarize sections for which Crucell is solely responsible) and in Sections 7.10 (Overview of Shares and Rights Held by Members of the Crucell Boards), 7.23 (Treasury Shares), 9 (Information Regarding Crucell), 11 (Further Statements Required by the Decree) (insofar as such section includes information prepared and provided by Crucell), 14 (Nederlandse Samenvatting) (insofar as such section summarizes sections for which Crucell is solely responsible) and 16 (Financial Statements) (other than the reports set forth in Sections 16.3, 16.5 and 16.7).

The Offeror and Johnson & Johnson are solely responsible for the information contained in pages i to iv (insofar as such section summarizes sections for which the Offeror and Johnson & Johnson are solely responsible) and in “Questions and Answers About the Offer and Granting Proxies”, “Certain Key Information Relating to the Offer” and Sections 1 (Restrictions), 4 (Definitions), 5.2 (The Offer and Invitation to Shareholders), 5.3 (The Offer Price), 5.4 (Rationale for the Offer and Substantiation of the Offer Price), 5.5 (Financing of the Offer), 5.8 (Offer Process), 5.9 (Implications of the Offer Being Declared Unconditional Regarding Liquidity and Delisting), 5.10 (Post Closing Restructuring and Future Legal Structure), 5.11 (Announcements), 6.1 (Invitation to the Shareholders), 6.2 (Offer Price), 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures), 6.4 (The Acceptance Period and Extension of the Acceptance Period), 6.5 (Solicitation of Proxies), 6.6 (Declaring the Offer Unconditional), 6.7 (Settlement), 6.8 (Subsequent Offering Period (Na-aanmeldingstermijn)), 6.9 (Announcements), 7.2 (Substantiation of the Offer Price), 7.3 (Rationale for the Offer), 7.4 (Financing of the Offer), 7.5 (Offer Conditions), 7.6 (The Offeror), 7.7 (Owned Shares), 7.13 (Implications of the Offer Being Declared Unconditional), 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights), 7.15 (Post Closing Restructuring and Future Legal Structure), 7.17 (Future Boards Composition), 7.18 (Corporate Governance Post-Settlement), 7.25 (Merger Agreement and Irrevocable Undertakings), 7.26 (Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement), 10 (Information Regarding Johnson & Johnson, Cilag Holding and the Offeror), 11 (Further Statements Required by the Decree) (insofar as such section includes information prepared and provided by the Offeror and Johnson & Johnson) and 14 (Nederlandse Samenvatting) (insofar as such section summarizes sections for which the Offeror is solely responsible).

The information included in Section 16.3 (Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007), Section 16.5 (Auditor’s Report Relating to the Financial Statements for the Financial Year 2009) and Section 16.7 (Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010) has been provided by Deloitte Accountants B.V. and is identical to the original auditor’s report as at the respective dates these reports were issued by Deloitte Accountants B.V.

Each of the Offeror, Johnson & Johnson and Crucell confirms, that, to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this Offer Document for which it is responsible is in accordance with the facts and contains no omission likely to affect its import.  Please be aware that certain financial and statistical information contained in this Offer Document may have been rounded up or down to the nearest whole number or the nearest decimal and should therefore not be regarded as exact or definitive.

The Position Statement of the Crucell Boards required pursuant to article 18 of the Decree may be made available or mailed in the same package with this Offer Document to Shareholders but the Position Statement does not form part of this Offer Document, as defined by the Decree, and as such is not subject to prior review and approval of the AFM.  The Position Statement is, however, subject to review by the AFM after publication thereof.  In addition, the Position Statement forms a part of the Schedule 14D-9 filed by Crucell with the SEC in connection with the Offer.

5.2	The Offer and Invitation to Shareholders

The Offeror makes a public offer to purchase all Shares on the terms set forth in this Offer Document.  The Shareholders are hereby invited to tender their Shares pursuant to the Offer in the manner and under the terms set forth in Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures) and to grant Proxies in connection with the Offer in the manner and under the terms set forth in Section 6.5 (Solicitation of Proxies). At the date of this Offering Document, (i) the Company’s total issued and outstanding share capital amounted to EUR 19,618,112.40, divided in 81,742,135 ordinary shares with a nominal value of EUR 0.24 per share, out of which 35,684 Ordinary Shares were held legally and/or beneficially by the Company and (ii) there were 14,291,845 ADSs outstanding, each representing one Ordinary Share, and together representing 17.5% of the issued and outstanding Ordinary Shares.

Except to the extent that exemptions or relief from compliance are available or have been obtained, the Offeror intends to conduct the Offer in compliance with the U.S. tender offer rules (principally Regulations 14D and 14E under the Exchange Act) and the tender offer rules of the Netherlands (the jurisdiction in which the Ordinary Shares are primarily listed and also Crucell’s jurisdiction of incorporation).

5.3	The Offer Price

Shareholders will be paid, on the terms and subject to the conditions and restrictions contained in this Offer Document, in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, a cash amount of EUR 24.75 per Share, net to the Shareholder in cash, without interest and less any applicable withholding taxes.  Holders of ADSs will be paid, in respect of each ADS validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), the U.S. dollar equivalent of EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent to pay for ADSs upon completion of the Offer.  Under no circumstances will interest be paid on the cash to be received.

The Offer Price includes any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date and, consequently, the Offer Price will be decreased by the amount of such dividend or other distribution (before deduction of any applicable withholding taxes).  See Section 6.2 (Offer Price) and Section 7.19 (Dividend Policy).

Any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date to a Shareholder who did not tender his, her or its Shares pursuant to the Offer before the Acceptance Closing Time will be deducted from the Offer Price payable to such Shareholder in respect of the Shares tendered after the Acceptance Closing Time.

5.4	Rationale for the Offer and Substantiation of the Offer Price

The Offeror believes the Offer provides fair value to the Crucell Shareholders and is also highly beneficial for Crucell’s other stakeholders.  Johnson & Johnson and Crucell share a commitment to improving the lives of people worldwide.  The acquisition of Crucell provides Johnson & Johnson with a new platform for growth and advances its goal to deliver integrated health care solutions, with particular emphasis on prevention.  Operational excellence in manufacturing and supply chain management has made Crucell an established and reliable supplier of vaccines, in particular to emerging markets.  Johnson & Johnson intends to build on those capabilities and, with the expertise and talent of Crucell’s employees, to continue making a positive difference in the lives of people worldwide.

As a member of the Johnson & Johnson family of companies, Crucell would benefit significantly from Johnson & Johnson’s expertise and experience in the development and commercialisation of pharmaceutical products on a global basis.  At the same time, Crucell’s strength in the manufacture, discovery and commercialisation of vaccines would create a strong platform for Johnson & Johnson in the vaccine market.  The majority of Crucell’s pipeline is in the pre-clinical or early development stage and, accordingly, considerable investment will be required in order to bring these products through clinical development and to market.  Crucell’s small, streamlined structure has provided significant historical benefits to Crucell and its shareholders; however, as a part of the larger and more diverse Johnson & Johnson Group, Crucell will be able to accelerate its growth and expand its ability to create, manufacture and sell vaccines and other products globally.  Johnson & Johnson has the resources necessary to assume the risks and costs associated with the next stages of Crucell’s product development.  Johnson & Johnson intends to continue to invest in the development of Crucell’s products and pipeline and to support Crucell’s mission to increase the number of people around the globe protected from infectious diseases.

The Offer Price is in cash and allows Shareholders the opportunity to realise certain and substantial and immediate value for their Shares.

●
The per share value of the Ordinary Shares has shown limited growth in the past year, only rising significantly after the announcement of the Offer.  For example, the closing price of the Ordinary Shares on NYSE Euronext on 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer, was EUR 15.70, down EUR 0.22 from the EUR 15.92 price as of 16 September 2009.  Johnson & Johnson is convinced that the unaffected trading price and related Crucell valuation reflected the market’s view of Crucell as a stand-alone company, including possible future developments at Crucell.

●
The Offer Price per Share represents a premium of 58% over the EUR 15.70 closing price of the Ordinary Shares as of 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.

●
The Offer Price per Share represents a premium of 63% over the 30 day trading average of EUR 15.20 of the Ordinary Shares as of 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.

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The Offer Price per Share represents a 68% premium over the average closing price of EUR 14.77 of the Ordinary Shares over the twelve-month period ending on 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.

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The Offer Price per Share represents a premium of 43% over the average target prices of 11 publicly available sell side equity research analysts set between 17 August 2010 (the day following announcement of Crucell’s results for the second quarter of the financial year 2010) and 16 September 2010 (the day before Johnson & Johnson and Crucell announced they were in negotiations for this Offer). The equity research analysts’ target prices ranged from EUR 14.00 to EUR 20.00, with an average of EUR 17.36. The target prices range and average was based on equity research reports issued by ABN AMRO, Bank of America/Merrill Lynch, BNP Paribas, Jefferies, Kempen & Co., Petercam, Rabo Securities, RBS, S&P, Theodoor Gilissen and UBS.

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The premium offered exceeds the 41% average one-day premium for the 21 Dutch public offers that had an equity value greater than EUR 100 million that were announced and concluded in the period between 1 September 2006 and 1 September 2010 (Canon/Océ, Boskalis/Smit Internationale, Jumbo/Super de Boer (asset sale), SHV/Eriks, Disney/Jetix Europe, CVC/Schuitema, Staples/Corporate Express, Eriks/Econosto, Randstad/Vedior, SABMiller/Grolsch, Rexel/Hagemeyer, KPN/Getronics, TomTom/Tele Atlas, Danone/Numico, CVC/Univar, Candover-Landsbanki-Eyrir/Stork, Unibail/Rodamco, Fortis-RBS-Santander/ABN AMRO, Mecom/Wegener, Cyrte-Mediaset-Goldman Sachs/Endemol and Gilde Buy Out/Nedschroef).

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The premium offered exceeds the 34% average one-day premium for 7 comparable vaccine public offers that were announced and concluded in the period between 26 June 2000 and 25 September 2008 (Baxter/North American Vaccine, MedImmune/Aviron, Chiron/Powerject, Crucell/Berna Biotech, Novartis/Chiron, Astra Zeneca/Med-Immune and Sanofi/Acambis).

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The premium offered compares to the 64% average one-day premium (the one-day premiums ranged from 18% to 117%) for 11 comparable pharmaceutical and biotechnology public offers that were announced and concluded in the period between 4 February 2008 and 30 June 2010 (Celgene/Abraxis, Astellas/OSI, Abbott/Facet, Bristol Myers Squibb/Medarex, Johnson & Johnson/Cougar Biotech, Gilead/CV Therapeutics, Eli Lilly/Imclone Systems, GlaxoSmithkline/Sirtris, Takeda/Millenium, Sanofi-Aventis/Acambis and Pfizer/Encysive).

Both of the Crucell Boards believe the Offer and the other Transactions are in the best interests of Crucell’s stakeholders, including its Shareholders, employees, partners, patients and customers, as well as for the communities in which Crucell is headquartered and operates.  The enhanced strength and global presence of the combined business is expected to benefit customers and patients, as Johnson & Johnson will enhance Crucell’s operational excellence in manufacturing and supply chain management and to accelerate and expand Crucell’s product and pipeline development.  See Section 7.2 (Substantiation of the Offer Price) and Section 7.3 (Rationale for the Offer).

5.5	Financing of the Offer

Johnson & Johnson, the parent company of the Offeror, or one of its Affiliates will provide the Offeror with sufficient funds from cash resources readily available within the Johnson & Johnson Group to purchase all Shares validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, and to provide funding for any Post Closing Restructuring.  The Offer is not subject to any financing conditions or contingencies.  See Section 7.4 (Financing of the Offer).

5.6	Recommendation by Crucell Boards

The Crucell Boards have unanimously resolved to recommend that the Shareholders (i) accept the Offer; (ii) tender their Shares pursuant to the Offer; (iii) deliver to the Offeror Proxies in respect of such Shares so that the Offeror may vote such Shares with respect to the Post Offer EGM Resolution; and (iv) adopt the Governance Resolutions that will be proposed at the Offer EGM.

A description of the reasons for the Crucell Boards’ approval of the matters described above is set forth in more detail in the Company’s Position Statement and the Schedule 14D-9 filed with the SEC by Crucell in connection with the Offer (of which the Position Statement forms a part).

5.7	Committed Shares and Owned Shares

Each member of the Crucell Management Board and each member of the Crucell Supervisory Board has entered into an Irrevocable Undertaking with respect to Shares held by such member.  These Irrevocable Undertakings are described in Section 7.25.16 (Irrevocable Undertakings). At the date of this Offer Document, the total number of shares held by all members of the Crucell Boards is 576,789 and represents approximately 0.70% of all issued and outstanding Shares at the date of this Offer Document.

JHC, an Affiliate of Johnson & Johnson, holds 14,626,984 Ordinary Shares, representing  approximately 17.9% of all issued and outstanding Shares at the date of this Offer Document. JHC will tender its Shares pursuant to the Offer to the Offeror.

5.8	Offer Process

5.8.1	The Acceptance Period and Extension of the Acceptance Period

The Acceptance Period begins at 09:00 hours Dutch time (3:00 a.m. New York time) on [●] [●] 2010 and, unless extended, ends at the Acceptance Closing Time. Acceptances under the Offer must be made in the manner specified in this Offer Document. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Acceptance Closing Time.  If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  The Offeror reserves the right to extend the Acceptance Period. If the Acceptance Period is extended, the Offeror will make an announcement to that effect on the Announcement Date.  See Section 6.4 (The Acceptance Period and Extension of the Offer).

5.8.2	Declaring the Offer Unconditional

The Offer shall be subject to the satisfaction of the Offer Conditions, including, but not limited to, (i) a minimum acceptance level of Shares of 95%, which minimum acceptance condition will be reduced to 80% in the event that (x) the Favourable IRS Ruling is obtained by Johnson & Johnson and (y) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM in favour of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer, (ii) obtainment of all approvals and clearances (including the expiration or termination of all waiting periods) under any anti-trust law applicable to the Offer, including approval from the European Commission and (iii) adoption of the Governance Resolutions at the Offer EGM.  The Offeror and the Company reserve the right to waive certain Offer Conditions to the extent permitted by law and the terms and conditions of the Merger Agreement.  The Offer Conditions are described in Section 7.5 (Offer Conditions).

No later than on the third Business Day following the Acceptance Closing Date, such date being the Announcement Date, the Offeror will determine whether the Offer Conditions have been fulfilled or are to be waived.  On the Announcement Date, the Offeror will announce, in accordance with article 16, paragraph 1 of the Decree, whether the Offer (i) is declared unconditional (gestand wordt gedaan), (ii) is extended in accordance with article 15 of the Decree (see Section 6.4) or (iii) is terminated as a result of the Offer Conditions not having been fulfilled or waived by the Offeror.  A Shareholder may not withdraw tendered Shares at any time after the Acceptance Closing Time, including during the three Business Days following the Acceptance Closing Date, unless the Offer is extended or terminated.

5.8.3	Settlement

In the event the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the Shareholders who accepted the Offer and tendered their Shares prior to the Acceptance Closing Time will on the Settlement Date receive the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, by them, on the terms and subject to the conditions and restrictions of the Offer.  The Settlement Date shall be no later than three Business Days after the Unconditional Date, unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement).

5.8.4	Subsequent Offering Period

In the event of a Subsequent Offering Period (Na-aanmeldingstermijn), the Offer Price will be paid to Shareholders who accepted the Offer and tendered their Shares during such Subsequent Offering Period (Na-aanmeldingstermijn) promptly and, in any event, no later than three Business Days following the date on which such Shares are tendered.

5.9	Implications of the Offer Being Declared Unconditional Regarding Liquidity and Delisting

If a Shareholder decides not to tender its, his or her Shares pursuant to the Offer, such Shareholder will continue to own its, his or her Shares in their current form.  If the Offer is declared unconditional (gestand wordt gedaan), the purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shareholders, as well as the number of Shares that might otherwise be traded publicly, and will thus adversely affect the liquidity and, potentially, the market value of the remaining Shares not tendered.

In addition, should the Offer be declared unconditional (gestand wordt gedaan), the Offeror intends, to the extent permitted under applicable law and stock exchange regulations, to delist the Ordinary Shares and ADSs from Euronext Amsterdam, the Swiss Exchange and NASDAQ as soon as reasonably practicable under applicable rules and regulations.

5.10	Post Closing Restructuring and Future Legal Structure

If the Offer is declared unconditional (gestand wordt gedaan) and at least 95% of the issued and outstanding Shares have been acquired by the Offeror, then the Offeror will acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or takeover buy-out proceedings in accordance with article 2:359c of the DCC.  See Section 17.5.2 (Buy-Out).  If the Offer is declared unconditional and at least 80%, but less than 95%, of the issued and outstanding Shares have been acquired by the Offeror, and both (i) the Favourable IRS Ruling has been obtained and (ii) Proxies representing at least 80% of the issued and outstanding Shares have been delivered, then Johnson & Johnson intends to pursue other Post Closing Restructuring designed to result in Johnson & Johnson owning, directly or indirectly, 100% of the outstanding share capital in Crucell and/or the business of Crucell, including, but not limited to, a Buy-Out, a Legal Merger, a demerger (juridische splitsing), the Asset Sale or a cross-border statutory triangular merger (grensoverschrijdende juridische driehoeksfusie), all as further described in Section 7.15 (Post Closing Restructuring and Future Legal Structure).

If the Offeror elects to pursue the Asset Sale described in Section 7.15 (Post Closing Restructuring and Future Legal Structure), and a Shareholder did not tender its Shares in the Offer, such Shareholder will receive the same amount of cash per Share that it would have received had it tendered its Shares in the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding taxes. The withholding taxes and other taxes, if any, imposed on such Shareholder may be different from, and possibly greater than, the taxes imposed upon a Shareholder that tenders its Shares in the Offer.  As a result, if the Asset Sale is pursued, the net amount received by Shareholders for Shares that are not tendered in the Offer (and who remain Shareholders of Crucell up to and including the time of the Asset Sale and any subsequent liquidation) may be lower than the amount received by a Shareholder that tendered its Shares in the Offer.

5.11	Announcements

Any further announcements declaring whether the Offer is declared unconditional (gestand wordt gedaan) and announcements in relation to an extension of the Acceptance Period will be made on the Company’s website and by issuing a press release in the Netherlands, Switzerland and the United States on, among others, the Dow Jones News Service, Hugin and Thomson Inc.  Subject to any applicable requirements of the Decree, the requirements of the U.S. tender offer rules (including U.S. tender offer rules that require that material changes to an offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and other applicable laws and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

5.12	Indicative Timetable

Expected date and time	Event
29 October 2010	Convening notice for First EGM
[●] [●] 2010	Convening notice for Offer EGM
[●] [●] 2010	Press release announcing the general availability of the Offer Document and the Position Statement
[●] [●] 2010, 09:00 hours Dutch time (3:00 a.m. New York time)	Commencement of the Acceptance Period
10 December 2010	First EGM, the subject of which will be the discussion of the Offer
[●] [●] 2010	Convening notice for Post Offer EGM
[●] [●] 2011	Offer EGM in which among other matters (see Section 16.1 of the Position Statement) the Offer will be discussed and the Governance Resolutions proposed at the Offer EGM will be resolved upon

Expected date and time	Event
[●] [●] 2011, 17:30 hours Dutch time (11:30 a.m. New York time), unless extended	Acceptance Closing Time Deadline for Shareholders wishing to tender Shares and grant Proxies, unless extended
No later than on the third Business Day following the Acceptance Closing Date	Unconditional Date Public announcement whether the Offer is declared unconditional (gestand wordt gedaan)
[●] [●] 2011 (unless Acceptance Period extended) (the third Business Day after the Acceptance Closing Date)	Record date for Post Offer EGM
Promptly following the Unconditional Date	Subsequent Offering Period Shareholders that did not tender their Shares during the Acceptance Period may tender their Shares under the same terms and conditions applicable to the Offer
No later than on the third Business Day following the Unconditional Date, unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement)
Settlement Date
The day on which those Shareholders that have tendered their Shares for acceptance will receive the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd)

31 days after Acceptance Closing Date (after giving effect to any extension of the Acceptance Period)	Post Offer EGM, if any

6.	INVITATION TO THE SHAREHOLDERS

6.1	Invitation to the Shareholders

The Offeror hereby makes a public cash offer to purchase all issued and outstanding Shares on the terms and subject to the conditions and restrictions set forth in this Offer Document.  Shareholders are advised to review this Offer Document (including all documents incorporated by reference herein or enclosed herewith) thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgment in respect of the Offer itself and the contents of the Offer Document.  Shareholders who consider not tendering their Shares are advised to review Section 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights) and Section 7.15 (Post Closing Restructuring and Future Legal Structure).

With due reference to the statements, terms, conditions and restrictions set out in this Offer Document, the Shareholders are hereby invited to tender their Shares pursuant to the Offer and to grant Proxies in connection with the Offer in the manner and under the terms set forth below.

6.2	Offer Price

Shareholders who accept the Offer and tender their Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in this Offer Document, an amount equal to EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, subject to the Offeror declaring the Offer unconditional (gestanddoening).

Shareholders who accept the Offer and tender ADSs will be paid, on the terms and subject to the conditions and restrictions contained in this Offer Document, an amount equal to the U.S. dollar equivalent (determined in accordance with the next paragraph in this Section 6.2) of EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, in consideration of each ADS validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), and not validly withdrawn, subject to the Offeror declaring the Offer unconditional (gestanddoening).

The Offer Price per Ordinary Share will be paid in Euros, net to the Shareholder in cash, without interest and less any applicable withholding taxes. The Offer Price per ADS of EUR 24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes, will be paid in U.S. dollars, based on the conversion of the Offer Price into U.S. dollars calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent to pay for ADSs upon completion of the Offer, tendered under the terms and subject to the conditions and restrictions of the Offer.  Shareholders should be aware that the Euro to U.S. dollar exchange rate which is prevailing at the date on which such Shareholder tends its, his or her ADSs and on the dates of dispatch and receipt of payment may be different from that prevailing on the day on which funds are received by the U.S. Settlement Agent.  In all cases, fluctuations in the Euro to U.S. dollar exchange rate are at the risk of accepting holders of ADSs.  None of the Offeror, Johnson & Johnson, Crucell, the Dutch Settlement Agent, the U.S. Settlement Agent or their respective advisers or agents shall have any responsibility with respect to or be liable for the actual amount of cash consideration payable other than in Euros.

The Offer Price assumes that, consistent with Crucell’s prior practice and the terms of the Merger Agreement, no dividends will be declared and/or paid with respect to the Shares prior to the Acceptance Closing Time and no dividend or other distribution is expected to be announced in respect of the Shares in accordance with Crucell’s dividend policy (see Section 7.19 (Dividend Policy)).  The Offer Price includes any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date and, consequently, the Offer Price will be decreased by the amount of such dividend or other distribution (before deduction of any applicable withholding taxes).  Any dividend or other distribution in respect of the Shares that may be declared and/or paid prior to the Settlement Date to a Shareholder who did not tender his, her or its Shares pursuant to the Offer before the Acceptance Closing Time will be deducted from the Offer Price payable to such Shareholder in respect of the Shares tendered after the Acceptance Closing Time.  In the event of a Buy-Out, the Asset Sale or a Legal Merger, the Offeror anticipates that the economic value per Share will be equal to the Offer Price less the amount payable in respect of any such dividend or other distribution.  See Section 7.15 (Post Closing Restructuring and Future Legal Structure).

Assuming all issued and outstanding Ordinary Shares of Crucell (including any Ordinary Shares represented by ADSs) are tendered into the Offer, the Offeror would be obliged to purchase 81,742,135 Ordinary Shares (including any Ordinary Shares represented by ADSs) and all Options from Shareholders and holders of Options, as applicable, for EUR 24.75 per share, net to the Shareholder or holder of any Options in cash (and, in the case of each holder of Options, net of the applicable exercise price for such Options), without interest and less any applicable withholding taxes, for an aggregate cash consideration of EUR 2,106,506,000.  Shares held by Johnson & Johnson and its Affiliates have been included in this calculation for reference purposes only.

All outstanding Options will be acquired by the Offeror pursuant to the Merger Agreement and the Offeror may subsequently exercise such Options and thereby acquire the corresponding Shares.

6.3	Acceptance of the Offer by Shareholders and Tender Procedures

This section describes the procedures for tendering Shares.  Section 6.5 (Solicitation of Proxies) sets forth the procedures for the solicitation of Proxies in connection with the Offer.

6.3.1	Offeror’s Right to Accept Tenders of Shares Not in Compliance with Procedures

The Offeror reserves the right to accept any tender of Shares pursuant to the Offer, even if such tender has not been made in compliance with the procedures set forth in this Section 6.3.

6.3.2	Acceptance by Holders of Ordinary Shares

Acceptance Through an Admitted Institution

Holders of Ordinary Shares that are held, directly or indirectly, through an Admitted Institution are requested to make their acceptance of the Offer known to the Dutch Settlement Agent via their bank or broker or other financial intermediary no later than 17:30 hours Dutch time (11:30 a.m. New York time), on [●] [●] 2011, unless the Acceptance Period is extended in accordance with Section 6.4 (The Acceptance Period and Extension of the Acceptance Period).  The relevant bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders in order to permit such bank or broker or other financial intermediary to communicate acceptances to the Dutch Settlement Agent in a timely manner.  Accordingly, holders of Ordinary Shares that are held, directly or indirectly, through an Admitted Institution should contact their bank or broker or other financial intermediary to obtain information about the deadline by which such Shareholders must accept the Offer and comply with the dates communicated by such bank or broker or other financial intermediary as such dates may differ from the dates and times noted in this Offer Document.

The Admitted Institutions may tender Ordinary Shares for acceptance only to the Dutch Settlement Agent and only in writing.  Each Admitted Institution is required to indicate the number of Ordinary Shares tendered.  In tendering the Ordinary Shares, each Admitted Institution is required to declare that (i) the Admitted Institution has the tendered Ordinary Shares in its administration; (ii) each Shareholder who accepts the Offer irrevocably represents and warrants that such Shareholder has full power and authority to tender, sell and deliver, and has not entered into any other agreement tender, sell or deliver, the tendered Shares to any party other than the Offeror; (iii) each Shareholder who accepts the Offer irrevocably represents and warrants that the Ordinary Shares tendered by such Shareholder are being tendered in compliance with the restrictions described in this Offer Document and imposed by the securities and other applicable laws and/or regulations of the jurisdiction(s) to which such Shareholder is subject, and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tender of such Shares; and (iv) each Shareholder who accepts the Offer undertakes to transfer the tendered Ordinary Shares to the Offeror prior to or on the Settlement Date free and clear of any rights of pledge or usufruct, liens or attachments or similar charges to the Offeror via the Dutch Settlement Agent, provided in the case of this clause (iv) the Offeror declares the Offer unconditional (gestand wordt gedaan).

Subject to the proper withdrawal of any tender of Shares, the tendering of Ordinary Shares in acceptance of the Offer shall constitute irrevocable instructions (i) to block any attempt to transfer the Ordinary Shares tendered, so that, on or prior to the Settlement Date, no transfer of such Shares may be effected (other than to the Dutch Settlement Agent on or prior to the Settlement Date if the Offeror declares the Offer unconditional (gestand wordt gedaan) and the Shares have been accepted for purchase) and (ii) to debit the securities account in which such Shares are held on the Settlement Date in respect of all of the Ordinary Shares tendered, against payment by the Dutch Settlement Agent on behalf of the Offeror of the Offer Price in respect of those Ordinary Shares (as the case may be).

Registered Form

Shareholders owning Ordinary Shares individually recorded in the Crucell shareholders register wishing to accept the Offer in respect of such Shares must deliver a completed and signed Tender and Proxy Form to the Dutch Settlement Agent prior to the Acceptance Closing Time.  The Tender and Proxy Form is available upon request from Crucell or the Dutch Settlement Agent.  A completed and signed Tender and Proxy Form will also serve as a deed of transfer (akte van levering) with respect to the Shares referenced therein.

6.3.3	Acceptance by Holders of ADSs

Shareholders holding ADSs in registered form, either in the ADR form or in uncertificated form through the Direct Registration System, may accept the Offer and tender ADSs to the U.S. Settlement Agent by delivering to the U.S. Settlement Agent a properly completed and duly executed ADS Letter of Transmittal, with any applicable signature guarantees from an Eligible Institution, together with the ADRs representing the ADSs specified on the face of the ADS Letter of Transmittal, if applicable, prior to Acceptance Closing Time.  The ADS Letters of Transmittal and other associated forms are available upon request from the U.S. Settlement Agent.  If a Shareholder’s ADRs are not available, such Shareholder holding ADSs in the form of ADRs may also follow the guaranteed delivery procedures described below in this Section 6.3.3 under “Guaranteed Delivery Procedures”.  ADS Letters of Transmittal properly completed and duly executed, together with the corresponding ADRs, if applicable, should only be sent to the U.S. Settlement Agent and should not be sent to the Offeror, the Dutch Settlement Agent, Johnson & Johnson, the Bank of New York (as the depositary for the ADSs) or the Proxy Solicitor and Information Agent.  ADS Letters of Transmittal properly completed and duly executed, together with the corresponding ADRs, if applicable, must be received by the U.S. Settlement Agent prior to the Acceptance Closing Time.

The method of delivery of ADS Letters of Transmittal and, if applicable, ADRs, and all other required documents, is at the Shareholder’s option and risk, and the delivery will be deemed made only when actually received by the U.S. Settlement Agent.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, a Shareholder should allow sufficient time to ensure timely delivery.  No acknowledgement of receipt of documents will be given by or on behalf of the Offeror, Johnson & Johnson or the U.S. Settlement Agent.

A Shareholder holding ADSs in book-entry form, all of which are held through the facilities of DTC, must instruct the financial intermediary through which such Shareholders own their ADSs to arrange for a DTC participant holding the ADSs in its DTC account to tender such ADSs to the DTC account of the U.S. Settlement Agent through the book-entry transfer facilities of DTC, together with an Agent’s Message, no later than the Acceptance Closing Time.  If the procedure for book-entry procedure cannot be completed on a timely basis, Shareholders holding ADSs in book-entry form may also follow the guaranteed delivery procedures described below.  Financial intermediaries may set an earlier deadline for communication by Shareholders in order to permit the financial intermediary to communicate acceptances to the U.S. Settlement Agent in a timely manner.  Accordingly, Shareholders holding ADSs through a financial intermediary should contact such financial intermediary to obtain information about the deadline by which such Shareholders must accept the Offer and comply with the dates communicated by such financial intermediary as such dates may differ from the dates and times noted in this Offer Document.

Although delivery of ADSs may be effected through book-entry transfer into the U.S. Settlement Agent’s DTC account, either (i) the ADS Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or (ii) a book-entry confirmation, together with an Agent’s Message, and, in either case, any other required documents, must in any case be transmitted to, and received by, the U.S. Settlement Agent at the relevant address set out in the ADS Letter of Transmittal before ADSs will be either counted as a validly accepted, or purchased, or such holder must comply with the guaranteed delivery procedures described below.  Delivery of documents to a financial intermediary or to a DTC participant’s book-entry transfer account does not constitute delivery to the U.S. Settlement Agent.

Tendered ADSs will be held in an account controlled by the U.S. Settlement Agent, and consequently a Shareholder that has tendered its ADSs will not be able to sell, assign, transfer or otherwise dispose of tendered ADSs until such time as (i) the Shareholder withdraws the tendered ADSs from the Offer; (ii) the tendered ADSs have been accepted for purchase by the Offeror (subject to the terms and conditions of the Offer); or (iii) the tendered ADSs have been returned to the Shareholder if the Offer is not completed or if the ADSs were not accepted for purchase.

Guaranteed Delivery Procedure

If a Shareholder wishes to tender ADSs in the Offer and its ADSs are not immediately available or time will not permit all required documents to reach the U.S. Settlement Agent before the Acceptance Closing Time or the procedure for book-entry transfer cannot be completed on a timely basis, a Shareholder may nevertheless properly tender ADSs if all the following conditions are satisfied:

●	the tender is made by or through an Eligible Institution;

●
a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided with this Offer Document, is received by the U.S. Settlement Agent as provided below before the Acceptance Closing Time; and

●
ADSs in proper form for transfer, together with, (a) in the case of ADSs represented by ADRs, a properly completed and duly executed ADS Letter of Transmittal, together with any required signature guarantees, or (b) in the case of a book-entry transfer, a book-entry confirmation along with an Agent’s Message and any other required documents are received by the U.S. Settlement Agent within three NASDAQ Trading Days after the date of execution of the notice of guaranteed delivery.

Any notice of guaranteed delivery may be delivered by hand, mail or facsimile to the U.S. Settlement Agent and must include a guarantee by an Eligible Institution in the form set forth in the notice of guaranteed delivery.  In the case of ADSs held through the book-entry transfer system of DTC, the notice of guaranteed delivery must be delivered to the U.S. Settlement Agent by a DTC participant by means of the DTC book-entry transfer confirmation system.

During the Subsequent Offering Period, the Offeror will accept for Shares tendered pursuant to the Offer and will pay for such Shares promptly and, in any event within three Business Days of the Shares being tendered, for the same consideration offered in Acceptance Period.

6.3.4	Validity of the Tendered Securities; Waiver of Defects; Return of Tendered Shares

The Offeror will determine questions as to the validity, form, eligibility, including, but not limited to, time of receipt, and acceptance for purchase of any tender of Shares, and the Offeror’s determination will be final and binding.  The Offeror reserves the right to reject any and all tenders of Shares that it determines are not in proper form or the acceptance for purchase of which may be unlawful.  No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.  The Offeror’s interpretation of the terms and conditions of the Offer, including, but not limited to, the acceptance forms and instructions thereto, will be final and binding.  There shall be no obligation on the Offeror, the Proxy Solicitor and Information Agent, the U.S. Settlement Agent, the Dutch Settlement Agent or any person acting on its or their behalf to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification.  The Offeror reserves the right, in accordance with applicable law, to permit a holder of Shares to accept the Offer in a manner other than as set out above.

If any Shares tendered in accordance with the instructions set forth in this Offer Document are not accepted for purchase pursuant to the terms and conditions of this Offer, the tender will be withdrawn and where necessary, the Offeror will cause these Shares to be returned promptly following the announcement of the lapse or withdrawal of the Offer, as the case may be.

6.3.5	Undertakings, Representations and Warranties of Tendering Shareholders

Each Shareholder tendering Shares pursuant to the Offer, by virtue of such tender, undertakes, represents and warrants to the Offeror, on the date that such Shares are tendered through and including the Settlement Date, subject to the proper withdrawal of any tender, that:

(a)	the tender of any Shares constitutes an acceptance by the Shareholder of the Offer with respect to the Shares so tendered, on and subject to the terms and conditions of the Offer;

(b)
such Shareholder has full power and authority to tender, sell and deliver (leveren), the Shares stated to have been tendered to the Offeror (together with all rights attaching thereto) and, when the same are purchased by the Offeror for cash, the Offeror will acquire such Shares, with full title guarantee and free and clear of all third party rights and restrictions of any kind;

(c)	such Shareholder has not entered into any other agreement to tender, sell or deliver (leveren) the Shares stated to have been tendered to any party other than the Offeror; and

(d)
such Shares are being tendered in compliance with the restrictions as set out in Section 1 (Restrictions) and the securities and other applicable laws and/or regulations of the jurisdiction(s) to which such Shareholder is subject, and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tender of such Shares.

6.3.6	Withdrawal Rights

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Acceptance Closing Time.  Following the Acceptance Closing Time, Shareholders that have tendered Shares pursuant to the Offer will not be able to withdraw any such tendered Shares unless the Acceptance Period is extended on the Announcement Date. Shareholders will not be able to withdraw any Shares tendered during the Subsequent Offering Period.  If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn.  This right of withdrawal will not apply during the Subsequent Offering Period.  Subject to the preceding sentence, a Shareholder that grants a Proxy at the time of tendering Shares may not revoke such Proxy unless the Shareholder attends the Post Offer EGM in person and votes its Shares at the Post Offer EGM.  See Section 6.5 (Solicitation of Proxies).

Shareholders may not rescind a withdrawal.  If a Shareholder withdraws tendered Shares, such Shares will be deemed not validly tendered for purposes of the Offer. However, a Shareholder may re-tender withdrawn Shares at any time before the Acceptance Closing Time by following the procedures described in Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures) above.  No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period.

Withdrawal of Tendered Ordinary Shares

If a Shareholder tendered Ordinary Shares held through an Admitted Institution and has made its acceptance of the Offer known through its bank, broker or other financial intermediary to the Dutch Settlement Agent, such Shareholder may withdraw its tendered Ordinary Shares by making a withdrawal request through such bank, broker or other financial intermediary to the Dutch Settlement Agent prior to the Acceptance Closing Time.

If a Shareholder tendered Ordinary Shares held in registered form registered in such Shareholder’s name by sending a Tender and Proxy Form to the Dutch Settlement Agent, such Shareholder may withdraw its tendered Ordinary Shares by delivering to the Dutch Settlement Agent a properly completed and duly executed notice of withdrawal prior to the Acceptance Closing Time.

Withdrawal of Tendered ADSs

If a Shareholder tendered ADSs to the U.S. Settlement Agent by delivering an ADS Letter of Transmittal together with the ADRs evidencing such ADSs, such Shareholder may withdraw such tendered ADSs by delivering to the U.S. Settlement Agent a properly completed and duly executed notice of withdrawal, guaranteed by an Eligible Institution (if the ADS Letter of Transmittal required a signature guarantee) prior to the Acceptance Closing Time.

If a Shareholder tendered ADSs by means of the book-entry transfer procedures of DTC, such Shareholder may withdraw such tendered ADSs by instructing its financial intermediary through which it holds its tendered ADSs to cause the DTC participant through which such ADSs were tendered to deliver a notice of withdrawal to the U.S. Settlement Agent through the book-entry transfer facilities of DTC prior to the Acceptance Closing Time.

Neither the Offeror, Crucell, the Dutch Settlement Agent, the U.S. Settlement Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor will any of them incur any liability for failure to give any notification.

6.3.7	Commission

The Offeror will not charge any costs to Shareholders in connection with the acceptance of the Offer through Admitted Institutions.  Shareholders may, however, be charged fees and commissions by their financial intermediary.

Except as set forth below, the Offeror will not pay any fees or commissions to any broker or other person soliciting tenders of Shares pursuant to the Offer.

Shareholders who accept the Offer and tender their Shares will not have to pay any transaction fees or brokerage commissions if:

●
the Shareholder instructs the Shareholder’s bank, broker or other financial intermediary that is an Admitted Institution to tender the Shareholder’s Ordinary Shares, subject to the policies of such bank, broker or other financial intermediary;

●	the Shareholder’s Ordinary Shares are registered in the Shareholder’s name and the Shareholder tenders them to the Dutch Settlement Agent; or

●	the Shareholder holds ADSs in registered form and tenders them directly to the U.S. Settlement Agent.

If a financial intermediary tenders ADSs on behalf of a Shareholder, such financial intermediary may charge the Shareholder a fee for doing so.  Shareholders should consult with their financial intermediary to determine whether any charges will apply.

If a Shareholder’s Ordinary Shares are held through a bank, broker or other financial intermediary that does not directly tender and deliver such Ordinary Shares to the Dutch Settlement Agent, such Shareholder is advised to consult with such bank, broker or other financial intermediary as to whether or not such bank, broker or other financial intermediary charges any transaction fee or service charge.

Admitted Institutions are entitled to receive from the Dutch Settlement Agent on behalf of the Offeror a commission of EUR 0.01383 for each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, pursuant to the Offer, up to a maximum of EUR 2,500.00 per Shareholder account.  The commission must be claimed within thirty days after the Settlement Date.

6.4	The Acceptance Period and Extension of the Acceptance Period

The Acceptance Period begins on [●] [●] 2010 at 09:00 hours Dutch time (3:00 a.m. New York time) and ends, subject to extension, on [●] [●] 2011 at 17:30 hours Dutch time (11:30 a.m. New York time).  Financial intermediaries may set an earlier deadline for communication by Shareholders in order to permit such financial intermediary to communicate acceptances to the Settlement Agents in a timely manner.  Accordingly, Shareholders holding Shares through a financial intermediary should comply with the dates communicated by such financial intermediary as such dates may differ from the dates and times noted in this Offer Document.

If one or more of the Offer Conditions is not satisfied at the Acceptance Closing Time, the Offeror may extend the Acceptance Period for a minimum period of two weeks and a maximum period of ten weeks so that the Offer Conditions may be satisfied or, to the extent permitted by law and the terms and conditions of the Merger Agreement, waived.  In addition, pursuant to the terms of the Merger Agreement, the Offeror must extend the Acceptance Period if any of the Offer Conditions (other than the Offer Conditions described in Section 7.5(d) (adoption of Governance Resolutions at Offer EGM), (e) (absence of Protective Foundation’s right to exercise its call option or initiation of an inquiry proceeding), (h) (absence of AFM notification with respect to certain provisions of the Decree), (l) (no Alternative Proposal) or (m) (no termination of the Merger Agreement)) have not been satisfied or waived.  However, in no event will the Offeror be required to extend the Offer beyond 6 July 2011. The Acceptance Period may only be extended once unless the events referred to in article 15 paragraph 5 of the Decree occur or the AFM grants dispensation for further extensions, which will only be given in exceptional circumstances.  If the Offeror extends the Acceptance Period, the Offeror will make a public announcement to that effect on the Announcement Date in accordance with article 15, paragraph 2 of the Decree.

In addition, U.S. tender offer regulations require that the Offeror extend the Acceptance Period if the Offeror intends to increase or decrease the consideration being offered within ten U.S. business days of the Acceptance Closing Date, so that the Offer will expire no less than ten U.S. business days after the publication of the change; provided, however, that pursuant to the terms of the Merger Agreement, in no event will the Offeror be required to extend the Offer beyond 6 July 2011.  If the Offeror increases or decreases the consideration being offered in the Offer, the increased or decreased consideration will be paid to Shareholders whose Shares are accepted for exchange in the Offer whether or not those Shares were accepted for exchange prior to such change.

During an extension, any Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) and Proxies granted, in each case, which are not validly withdrawn, will remain subject to the Offer and subject to the right of each holder thereof to withdraw the Shares and Proxies that such holder has previously tendered.

If the Offeror extends the Offer past the initial Acceptance Closing Time, all references in this Offer Document to the “Acceptance Closing Time”, “Acceptance Closing Date” or “17:30 hours Dutch time (11:30 a.m. New York time), on [●] [●] 2011” shall, unless the context requires otherwise, be changed, as applicable, to the latest time and date to which the Offer has been so extended.

As noted in Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures), a financial intermediary may set an earlier deadline for Shareholders to communicate acceptances of the Offer in order to permit the financial intermediary to communicate such acceptances to the Dutch Settlement Agent or the U.S. Settlement Agent, as applicable, in a timely manner.

If the Offeror extends the initial Acceptance Period, the Offeror will make a public announcement to that effect within three Business Days following the initial Acceptance Closing Date.  See Section 6.9 (Announcements).

If all Offer Conditions are fulfilled or, to the extent permitted by law and the terms and conditions of the Merger Agreement, waived, the Offeror will accept all Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not previously withdrawn, pursuant to the terms of the Offer, all in accordance with the procedures set forth in Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).

6.5	Solicitation of Proxies

This section describes the procedures for the solicitation of Proxies in connection with the Offer.  Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures) sets forth the procedures for tendering Shares in connection with the Offer.

6.5.1	In General; Record Date

In connection with the Offer, the Offeror is soliciting from the Shareholders Proxies granting the Offeror (or its designee) the right to vote such Shareholders’ Shares to resolve to approve, at the Post Offer EGM, a resolution of the Crucell Management Board approved by the Crucell Supervisory Board to transfer the business of Crucell to the Offeror or to an Affiliate of the Offeror and to enter into the Business Purchase Agreement (the “Post Offer EGM Resolution”).  The Post Offer EGM is scheduled to take place after Settlement, but to have its statutory record date (registratiedatum) on the third Business Day after the end of the Acceptance Period (i.e., prior to Settlement), allowing the Shareholders to whom the Offer is directed to give a Proxy to the Offeror or its designee to vote in favour of the Asset Sale, if pursued.  Holders of Ordinary Shares that have granted a Proxy may still appear at the Post Offer EGM to vote in person.  A holder of Ordinary Shares that wishes to appear at the Post Offer EGM in person must notify Crucell that it wishes to do so in compliance with the procedure set forth in the convocation of the Post Offer EGM.  If the Acceptance Period is extended, a new Post Offer EGM will be convened (or, if practicable, the previously scheduled Post Offer EGM will be postponed and reconvened) and a new record date set. A Shareholder’s Proxy that has previously been validly granted will apply to such rescheduled and reconvened meeting, and there is no need for a Shareholder to take any further action with respect to the Proxy in order for it to continue to be valid. See Section 7.15.3 (Asset Sale Pursuant to the Business Purchase Agreement) for more background and explanation.

If Shares tendered pursuant to the Offer are withdrawn, the Proxy granted by the applicable Shareholder will also be withdrawn, though this right of withdrawal will not apply during the Subsequent Offering Period.  Subject to the preceding sentence, a Shareholder that grants a Proxy at the time of tendering Shares may not revoke such Proxy unless the Shareholder holds Ordinary Shares and attends the Post Offer EGM in person and votes its Ordinary Shares at the Post Offer EGM.

Because the Post Offer EGM will only occur following a successful completion of the Offer, it is different than a regular meeting of Shareholders and Shareholders must tender their Shares in order to grant a Proxy.

6.5.2	Proxies from Holders of Ordinary Shares

Shareholders Holding Ordinary Shares Through an Admitted Institution

Holders of Ordinary Shares that are held, directly or indirectly, through an Admitted Institution accepting the Offer in compliance with the procedures set forth in Section 6.3.2 (Acceptance by Holders of Ordinary Shares) will be deemed to concurrently grant a Proxy with respect to all of such tendered Shares, unless the Shareholder affirmatively specifies otherwise.  It is important that Shareholders wishing both to tender Shares and grant a Proxy follow carefully the instructions that are provided to them by their bank, broker or other financial intermediary.

Shareholders Holding Ordinary Shares in Registered Form

Shareholders owning Ordinary Shares individually recorded in the Crucell shareholders register accepting the Offer in compliance with the procedures set forth in Section 6.3.2 (Acceptance by Holders of Ordinary Shares) will be deemed to concurrently grant a Proxy with respect to all of such tendered Shares, unless the Shareholder affirmatively specifies otherwise.  A Tender and Proxy Form is available upon request from Crucell or the Dutch Settlement Agent.

6.5.3	Proxies from Holders of ADSs

Shareholders Holding ADSs in Registered Form

Shareholders holding ADSs in registered form accepting the Offer in compliance with the procedures set forth in Section 6.3.3 (Acceptance by Holders of ADSs) will receive an ADS Letter of Transmittal from the U.S. Settlement Agent pursuant to which a Shareholder tendering ADSs will also be deemed to concurrently grant a Proxy with respect to all of such tendered ADSs, unless the Shareholder affirmatively specifies otherwise.  It is important that Shareholders wishing both to tender Shares and grant a Proxy read carefully the ADS Letter of Transmittal and the documentation that is provided to them by the U.S. Settlement Agent and their financial intermediary.

Shareholders Holding ADSs in Book-Entry Form

Shareholders holding ADSs in book-entry form accepting the Offer through a financial intermediary in compliance with the procedures set forth in Section 6.3.3 (Acceptance by Holders of ADSs) will receive an ADS Letter of Transmittal from the U.S. Settlement Agent pursuant to which a Shareholder tendering ADSs will also be deemed to concurrently grant a Proxy with respect to all of such tendered ADSs, unless the Shareholder affirmatively specifies otherwise.  It is important that Shareholders wishing both to tender Shares and grant a Proxy read carefully the ADS Letter of Transmittal and the documentation that is provided to them by the U.S. Settlement Agent and their financial intermediary.

6.5.4	Voting of Shares

If a Shareholder properly delivers a Tender and Proxy Form or an ADS Letter of Transmittal, as applicable, such Shareholder will be deemed to concurrently grant a Proxy with respect to all of such Shareholder’s tendered Shares, unless such Shareholder affirmatively specifies otherwise, and the Offeror (or its designees) will vote such Shares “FOR” the approval of a resolution of the Crucell Management Board approved by the Crucell Supervisory Board to transfer the business of Crucell to the Offeror or to an Affiliate of the Offeror and to enter into the Business Purchase Agreement.

In addition to granting Proxies as described above, holders of Ordinary Shares may attend the Post Offer EGM and vote in person.  A holder of Ordinary Shares that wishes to appear at the Post Offer EGM in person must notify Crucell that it wishes to do so in compliance with the procedure set forth in the convocation of the Post Offer EGM.  However, voting in such manner without granting a Proxy prior to the end of the Acceptance Period will not constitute a valid Proxy for purposes of satisfying the Offer Conditions. Holders of Ordinary Shares who have submitted a Tender and Proxy Form do not need to attend the Post Offer EGM unless they wish to change their votes.

Shares Held in “Street Name” by a Financial Intermediary or Other Record Holder

If a Shareholder’s ADSs are held in “street name” by a financial intermediary or other record holder and such Shareholder tenders ADSs pursuant to the Offer, such financial intermediary or other record holder will grant a Proxy on such Shareholder’s behalf unless such Shareholder affirmatively instructs its financial intermediary or other record holder that it does not wish to grant a Proxy with respect to such Shareholders’ tendered ADSs. If a Shareholder properly signs and returns a Tender and Proxy Form or an ADS Letter of Transmittal, as applicable, such Shareholder will be deemed to concurrently grant a Proxy with respect to all of its tendered Shares, unless the Shareholder affirmatively specifies otherwise, and the Offeror (or its designees) will vote such Shares “FOR” the Post Offer EGM Resolution.

6.5.5	Record Date

The Record Date for the Post Offer EGM is the third Business Day after the end of the Acceptance Period. As such, even though a Shareholder may have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) its Shares, because the Settlement will not have occurred, the Offeror will not yet be the record owner of such Shares.

6.6	Declaring the Offer Unconditional (Gestanddoening)

The Offer shall be subject to the satisfaction of the Offer Conditions, including, but not limited to, (i) a minimum acceptance level of Shares of 95%, which minimum acceptance condition will be reduced to 80% in the event that (x) the Favourable IRS Ruling is obtained by Johnson & Johnson and (y) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM in favour of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer, (ii) obtainment of all approvals and clearances (including the expiration or termination of all waiting periods) under any anti-trust law applicable to the Offer, including approval from the European Commission and (iii) adoption of the Governance Resolutions at the Offer EGM.  The Offeror and the Company reserve the right to waive certain Offer Conditions to the extent permitted by law and the terms and conditions of the Merger Agreement.  The Offer Conditions are described in Section 7.5 (Offer Conditions).

No later than on the third Business Day following the Acceptance Closing Date, such date being the Announcement Date, the Offeror will determine whether the Offer Conditions have been fulfilled or are to be waived.  On the Announcement Date, the Offeror will announce, in accordance with article 16, paragraph 1 of the Decree, whether the Offer (i) is declared unconditional (gestand wordt gedaan), (ii) is extended in accordance with article 15 of the Decree (see Section 6.4) or (iii) is terminated as a result of the Offer Conditions not having been fulfilled or waived by the Offeror.  A Shareholder may not withdraw tendered Shares at any time after the Acceptance Closing Time, including during the three Business Days following the Acceptance Closing Date, unless the Offer is extended or terminated.

6.7	Settlement

In the event the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the Shareholders who accepted the Offer and tendered their Shares prior to the Acceptance Closing Time will on the Settlement Date receive the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, by them, on the terms and subject to the conditions and restrictions of the Offer.  The Settlement Date shall be no later than three Business Days after the Unconditional Date, unforeseen circumstances excepted (e.g., in the event of force majeure impeding Settlement).

In the event of a Subsequent Offering Period (Na-aanmeldingstermijn), the Offer Price will be paid to Shareholders who accepted the Offer and validly tendered their Shares (or defectively tendered provided such defect has been waived by the Offeror) and delivered (geleverd) during such Subsequent Offering Period (Na-aanmeldingstermijn) promptly and, in any event, no later than three Business Days following the date on which such Shares are tendered.

After delivery (levering) of the Shares, revocation, dissolution or annulment of a tender or transfer of Shares is not permitted.

6.8	Subsequent Offering Period (Na-aanmeldingstermijn)

If and when the Offer is declared unconditional (gestand wordt gedaan), the Offeror will announce, in accordance with article 17 of the Decree and in accordance with Rule 14d-11 under the Exchange Act, a Subsequent Offering Period to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions applicable to the Offer.  Any such Subsequent Offering Period will commence on the first Business Day following the Unconditional Date and remain open for a period of not less than three days and not more than two weeks.  The Offeror will accept any Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) during any such Subsequent Offering Period and will pay for such Shares promptly and, in any event, within three Business days of the Shares being tendered. The consideration paid during any such Subsequent Offering Period will be the same consideration offered during the Acceptance Period.

During the Subsequent Offering Period, if any, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period nor will withdrawal rights apply to Shares tendered during the Acceptance Period and accepted for settlement.  A Subsequent Offering Period will not affect the timing of the acceptance and delivery of Shares previously tendered and accepted for exchange in the Offer, as described below under Section 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).  No Proxies will be solicited from Shareholders that tender Shares in the Subsequent Offering Period.

6.9	Announcements

Any further announcements declaring whether the Offer is declared unconditional (gestand wordt gedaan) and announcements in relation to an extension of the Acceptance Period will be made on the Company’s website and by issuing a press release in the Netherlands, Switzerland and the United States on, among others, the Dow Jones News Service, Hugin and Thomson Inc. Subject to any applicable requirements of the Decree, the requirements of the U.S. tender offer rules (including U.S. tender offer rules that require that material changes to an offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and other applicable laws and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

7.	EXPLANATION OF THE OFFER

7.1	Background of the Offer

Beginning in early March 2009, Johnson & Johnson and Crucell engaged in discussions with respect to a transaction in which Johnson & Johnson and Crucell would enter into a strategic collaboration, and Johnson & Johnson would make an equity investment in Crucell.  On 9 March 2009, in order to facilitate those discussions and the exchange of information in respect of those discussions, Johnson & Johnson Pharmaceutical Services, LLC, a wholly owned subsidiary of Johnson & Johnson, and Crucell executed a confidentiality agreement.  Johnson & Johnson then conducted due diligence with respect to those potential transactions. During these conversations, Crucell and Johnson & Johnson did not engage in discussions regarding an acquisition of all of Crucell by Johnson & Johnson.

On 28 September 2009, Johnson & Johnson, through its wholly owned subsidiary JHC, entered into the Equity Purchase Agreement (see Section 7.26.1).  The consummation of the transactions contemplated by the Equity Purchase Agreement occurred on 28 September 2009.  The Equity Purchase Agreement was entered into in connection with the Collaboration Agreements, which are a strategic collaboration between Johnson & Johnson and Crucell Holland, a wholly owned subsidiary of Crucell, focusing on the discovery, development and commercialisation of monoclonal antibodies and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases.  Pursuant to the Collaboration Agreements, Crucell Holland and Ortho-McNeil-Janssen Pharmaceuticals, Inc., an indirect wholly owned subsidiary of Johnson & Johnson, agreed to share responsibilities to develop a universal flu-mAb product targeting all influenza A strains, including H1N1 strains (which cause seasonal flu) and the H5N1 or avian strain (“bird flu”), and to also jointly work to discover and develop a universal flu vaccine for the prevention of influenza and two other vaccine products, and will jointly work on one other antibody and/or vaccine product in the infectious or non-infectious disease field still to be selected.

Also concurrently with entering into the Equity Purchase Agreement and the Collaboration Agreements, Crucell and JHC entered into the Shareholder Agreement (see Section 7.26.2 (Shareholder Agreement)) and the Registration Rights Agreement pursuant to which Crucell agreed to provide JHC with customary rights regarding the registration under the U.S. Securities Act of 1933, as amended, of the shares issued to it pursuant to the Equity Purchase Agreement  (see Section 7.26.3 (Registration Rights Agreement)).

Representatives of Johnson & Johnson and its Affiliates and representatives of Crucell and its Affiliates routinely engage with each other in furtherance of the Collaboration Agreements, and have done so continuously since September 2009.

On 18 May 2010, Dr. Ronald Brus, Chief Executive Officer of Crucell, met with Ms. Sheri McCoy, Worldwide Chairman, Pharmaceuticals Group of Johnson & Johnson, to discuss certain aspects of the existing collaboration between Johnson & Johnson and Crucell. At this meeting, Dr. Brus and Ms. McCoy also discussed  for the first time the merits of a potential transaction in which Johnson & Johnson would acquire the remaining equity interests of Crucell.  Following this meeting, representatives from Crucell made a presentation to representatives from Johnson & Johnson on 27 May 2010, in respect of Crucell’s business.  The Johnson & Johnson representatives attended such presentation in order to obtain more information with respect to Crucell, and asked questions regarding Crucell’s business prospects to determine whether Johnson & Johnson wanted to expend the effort to undertake a due diligence review in connection with a potential acquisition of Crucell.

Following this initial meeting, in June 2010 Johnson & Johnson held a series of internal discussions in order to evaluate a potential acquisition of Crucell.  On 29 June 2010, representatives from Johnson & Johnson met with representatives from Crucell in order for Crucell to provide Johnson & Johnson with a more in-depth overview of its business.  As with the 27 May 2010 presentation, the purpose of this meeting was for Johnson & Johnson to gain further information regarding Crucell’s business in order to determine whether Johnson & Johnson wanted to expend the effort to undertake a comprehensive due diligence review so that Johnson & Johnson could decide whether it wanted to pursue a transaction with Crucell.

On 1 July 2010, Ms. McCoy and Dr. Brus had a telephonic conversation to discuss Johnson & Johnson’s initial evaluation of Crucell’s business and potential next steps in the event that Johnson & Johnson determined that it wanted to proceed further with an evaluation of a potential transaction, including that Johnson & Johnson would need to conduct comprehensive due diligence before it could make any determination as to whether it wanted to pursue a transaction.  Dr. Brus informed Ms. McCoy that, in order for Johnson & Johnson to be granted due diligence access, the Crucell Boards would need an indication of the price per Share that Johnson & Johnson would be willing to pay should it determine to proceed with a transaction.  This conversation was followed by a 7 July 2010 telephonic conversation among Ms. McCoy, Dr. Brus, R. Beukema, General Counsel and Corporate Secretary of Crucell, and Tom Heyman, Global Head of Business Development, Pharmaceuticals Group of Johnson & Johnson, at which the merits of Crucell’s business were further discussed.

During the first three weeks of July 2010, a series of discussions occurred between representatives of Johnson & Johnson and representatives of Crucell regarding, among other things, the price per Share Crucell would require from Johnson & Johnson to be willing to grant Johnson & Johnson due diligence access.  Johnson & Johnson initially indicated to Crucell that, based on the limited information it had received to date, it might have an interest in a potential transaction at a price per Share in a range of between €23.00 and €25.00.  Crucell responded that, in order for Johnson & Johnson to continue evaluating the proposed transaction and to gain access to due diligence information, a firm price per Share, rather than a range, was required.

As a result, on 20 July 2010 Johnson & Johnson indicated to Crucell that it had a preliminary interest in a potential transaction at €24.00 per Share.  Johnson & Johnson stated that its preliminary interest was based on the limited information that it had received up to that date, and that any determination by Johnson & Johnson as to whether it would pursue any transaction would require Johnson & Johnson to conduct a comprehensive due diligence review.

On 22 July 2010, Ms. McCoy and Dr. Brus spoke by telephone regarding the Crucell Boards’ initial reaction to Johnson & Johnson’s preliminary indication of interest.  Among other things, Dr. Brus indicated that, in the Crucell Boards’ view, the potential €24.00 per Share price was inadequate and that in order for Johnson & Johnson to gain access to due diligence information to continue evaluating the proposed transaction, a higher price per Share was needed.

On 26 July 2010, Johnson & Johnson revised its preliminary indication to €25.00 per Share.  In doing so, Johnson & Johnson reiterated that this indication was preliminary in nature and based on the limited amount of information that Johnson & Johnson had received up to that date.  Johnson & Johnson also reiterated to Crucell that Johnson & Johnson was providing Crucell with this preliminary indication at the request of Crucell in order for Johnson & Johnson to be provided access to conduct a due diligence review and that, depending on the final outcome of Johnson & Johnson’s due diligence review, the preliminary €25.00 indication could be adjusted as a result of due diligence.

On this basis, Crucell told Johnson & Johnson that it would allow Johnson & Johnson to conduct a due diligence review.  In that connection, Crucell and Johnson & Johnson had discussions to establish a framework for due diligence.  Johnson & Johnson made clear to Crucell that Johnson & Johnson was in the preliminary stages of evaluating a potential transaction, and had not yet formed a view as to whether it wanted to initiate discussions regarding a transaction.  Accordingly, Johnson & Johnson informed Crucell that while it was conducting its preliminary evaluation, its activities would be limited to conducting due diligence and that Johnson & Johnson would not discuss the terms of any potential transaction.  Johnson & Johnson stated that once its due diligence evaluation was sufficiently complete so that it could form a view regarding whether it intended to initiate discussions in respect of a transaction, it would notify Crucell.

On 3 August 2010, Johnson & Johnson and Crucell entered into a confidentiality agreement after which Crucell provided Johnson & Johnson with access to due diligence information. During August and into the first week of September, Johnson & Johnson undertook its due diligence review of Crucell and its business. During this time, Johnson & Johnson and Crucell limited their interactions to the conduct of due diligence, and the parties did not engage in any discussions or negotiations with respect to any transaction terms.

On 7 September 2010, Johnson & Johnson substantially completed its due diligence review with respect to a potential transaction with Crucell and, based upon this review, senior management of Johnson & Johnson determined at that time that Johnson & Johnson did want to initiate discussions with Crucell regarding such a transaction.  In that connection, on that date, Ms. McCoy contacted Dr. Brus and informed Dr. Brus that Johnson & Johnson had substantially completed its due diligence review with respect to Crucell, and that based on the evaluation of the information obtained during that review, Johnson & Johnson had determined that it wanted to initiate discussions.  In that conversation, Ms. McCoy stated that Johnson & Johnson was prepared to pursue an acquisition of Crucell at a price per Share of €24.20, subject to Johnson & Johnson’s final completion of its due diligence (including site visits to certain of Crucell’s manufacturing and research and development locations).

On 7 September 2010, Johnson & Johnson and Crucell initiated discussions and, in connection therewith, Johnson & Johnson distributed to Crucell a draft merger agreement in respect of the proposed transaction, which draft merger agreement was prepared by representatives from NautaDutilh N.V. and Cravath, Swaine & Moore LLP, each counsel to Johnson & Johnson (together, the “Johnson & Johnson Legal Advisers”).

Following the delivery of the draft merger agreement, the Johnson & Johnson Legal Advisers, representatives from Allen & Overy LLP and Cleary Gottlieb Steen & Hamilton LLP (together, the “Crucell Legal Advisers”) and Barclays Capital, financial adviser to Crucell, held a series of telephone discussions during which such advisers exchanged their and their clients’ views on certain key issues with respect to the merger agreement, including pre-offer and offer conditions, exclusivity provisions, termination rights, termination fee and governance provisions.

On 13 September 2010, Mr. Oosterveld, Chairman of the Crucell Supervisory Board, met with Mr. William Weldon, Chairman of the Board of Directors and Chief Executive Officer of Johnson & Johnson, Ms. McCoy and Mr. Paul Stoffels, Global Head of Research & Development, Pharmaceuticals Group of Johnson & Johnson, in New Brunswick, New Jersey, to discuss the terms of the transaction and next steps.

From 13 September to 15 September 2010, a series of meetings were held at the offices of Cravath, Swaine & Moore LLP in New York attended by representatives from Johnson & Johnson, the Johnson & Johnson Legal Advisers, Crucell, the Crucell Legal Advisers and Barclays Capital in respect of the potential transaction.  Terms and conditions of a potential transaction were discussed and various drafts of the merger agreement and ancillary documentation were exchanged. Johnson & Johnson made clear that it would only be interested in a transaction that would result in Johnson & Johnson owning, directly or indirectly, 100% of the outstanding share capital in Crucell and/or Crucell’s business.  Johnson & Johnson and Crucell agreed that, if the transaction were to move forward, two independent members of Crucell’s current Supervisory Board would continue to serve on the Crucell Supervisory Board until such time as the Post Closing Restructuring following the Offer has been finalised and, as a result of such Post Closing Restructuring, no minority Shareholder holds an equity interest in Crucell.  Prior to the beginning of these meetings, Dr. Brus contacted Ms. McCoy and indicated that the Crucell Boards were not satisfied with a price of €24.20, based on the terms of the potential transaction discussed thus far.

On 14 September 2010, Mr. Heyman telephoned Mr. Beukema.  In this discussion, Mr. Heyman noted that while significant progress had been made in the negotiation of the terms of the merger agreement, the parties had not been able to resolve several key points with respect to the deal protection provisions, in particular, the criteria for a competing proposal to qualify as a “Superior Offer” and the size of the termination fee that would be payable in the event that Crucell terminated the merger agreement to take a competing bid.  Mr. Heyman stated that, if Crucell would agree to resolve these points on the basis of Johnson & Johnson’s most recent proposal on these points, and subject to satisfactory site visits at certain of Crucell’s manufacturing and R&D facilities, Johnson & Johnson would be willing to increase the price per Share to €24.75.  Mr. Beukema responded that he would need to confer with Dr. Brus and the Crucell Boards.

On 16 September 2010, Ms. McCoy and Dr. Brus spoke by telephone, during which conversation Dr. Brus confirmed that the proposed increase in the per Share offer price to €24.75 in exchange for Crucell’s agreement on the deal protection terms as requested by Johnson & Johnson was acceptable.

On 17September 2010, Crucell and Johnson & Johnson issued a press release publicly announcing that they were engaged in discussions regarding a potential transaction pursuant to which Johnson & Johnson would acquire all outstanding equity of Crucell that it did not already own for approximately €1.75 billion, which represents a purchase price of €24.75 per Share.  See Section 13 (Press Releases).

From 20 September through 25 September 2010, representatives from Johnson & Johnson conducted on-site due diligence visits at certain of Crucell’s manufacturing and R&D locations.

From the end of September and continuing through 5 October 2010, Johnson & Johnson, the Johnson & Johnson Legal Advisers, Crucell, the Crucell Legal Advisers and Barclays Capital held numerous phone calls and meetings and exchanged drafts of the Merger Agreement and ancillary documentation in order to finalise the terms of a transaction.  The parties discussed, among other things, the minimum acceptance condition, the various transaction structures available to provide Johnson & Johnson with 100% of the outstanding share capital in Crucell and/or Crucell’s business and certain corporate governance matters.

Crucell and Johnson & Johnson finalised the conditions and terms of the Offer, including the Post Closing Restructuring, on 5 October 2010.  On 6 October 2010, Crucell and Cilag Holding, an indirect wholly owned subsidiary of Johnson & Johnson, executed and delivered the Merger Agreement and issued a press release announcing the proposed acquisition of Crucell by Johnson & Johnson.  See Section 13 (Press Releases).

7.2	Substantiation of the Offer Price

In establishing the Offer Price, the Offeror carefully considered the history and prospects of Crucell, including, but not limited to, analyses of historic financial information derived from Crucell’s financial statements, market reports and press releases and possible long-term developments in profitability, cash flows and balance sheet.  The Offeror also took into account historical market valuation of the Shares, as set forth in the bullets below.  Furthermore, the Offeror performed the following financial analyses in establishing the Offer Price:

●
discounted cash flow analyses considering the historic developments and assuming financial forecasts for Crucell as a stand-alone business using a weighted average cost of capital of 11% to 12%.  In doing so, the Offeror took into account the potential future value of Crucell’s marketed products and pipeline.  The Offeror valued Crucell’s pipeline in a manner that adjusted for the risks inherent in the development of pharmaceutical products, took into consideration the significant investment that will be required to develop such products and appropriately considered the commercial potential of such products.  The Offeror routinely uses benchmark probability of success factors by therapeutic area and stage of development to reflect inherent clinical and regulatory risk in pipeline assets and applied these factors in this case as well;

●
an analysis of target share prices of Crucell by research analysts who follow the developments of Crucell and the markets in which it operates and issue reports on Crucell (as described further below); and

●	an analysis of bid premiums in comparable pharmaceutical, biotechnology and vaccine public offers (as described further below).

The Offer Price is in cash and allows Shareholders the opportunity to realise certain and substantial and immediate value for their Shares.

●
The per share value of the Ordinary Shares has shown limited growth in the past year, only rising significantly after the announcement of the Offer.  For example, the closing price of the Ordinary Shares on NYSE Euronext on 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer, was EUR 15.70, down EUR 0.22 from the EUR 15.92 price as of 16 September 2009.  Johnson & Johnson is convinced that the unaffected trading price and related Crucell valuation reflected the market’s view of Crucell as a stand-alone company, including possible future developments at Crucell.

●
The Offer Price per Share represents a premium of 58% over the EUR 15.70 closing price of the Ordinary Shares as of 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.

●
The Offer Price per Share represents a premium of 63% over the 30 day trading average of EUR 15.20 of the Ordinary Shares as of 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.

●
The Offer Price per Share represents a 68% premium over the average closing price of EUR 14.77 of the Ordinary Shares over the twelve-month period ending on 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer.

●
The Offer Price per Share represents a premium of 43% over the average target prices of 11 publicly available sell side equity research analysts set between 17 August 2010 (the day following announcement of Crucell’s results for the second quarter of the financial year 2010) and 16 September 2010 (the day before Johnson & Johnson and Crucell announced they were in negotiations for this Offer). The equity research analysts’ target prices ranged from EUR 14.00 to EUR 20.00, with an average of EUR 17.36. The target prices range and average was based on equity research reports issued by ABN AMRO, Bank of America/Merrill Lynch, BNP Paribas, Jefferies, Kempen & Co., Petercam, Rabo Securities, RBS, S&P, Theodoor Gilissen and UBS.

●
The premium offered exceeds the 41% average one-day premium for the 21 Dutch public offers that had an equity value greater than EUR 100 million that were announced and concluded in the period between 1 September 2006 and 1 September 2010 (Canon/Océ, Boskalis/Smit Internationale, Jumbo/Super de Boer (asset sale), SHV/Eriks, Disney/Jetix Europe, CVC/Schuitema, Staples/Corporate Express, Eriks/Econosto, Randstad/Vedior, SABMiller/Grolsch, Rexel/Hagemeyer, KPN/Getronics, TomTom/Tele Atlas, Danone/Numico, CVC/Univar, Candover-Landsbanki-Eyrir/Stork, Unibail/Rodamco, Fortis-RBS-Santander/ABN AMRO, Mecom/Wegener, Cyrte-Mediaset-Goldman Sachs/Endemol and Gilde Buy Out/Nedschroef).

●
The premium offered exceeds the 34% average one-day premium for 7 comparable vaccine public offers that were announced and concluded in the period between 26 June 2000 and 25 September 2008 (Baxter/North American Vaccine, MedImmune/Aviron, Chiron/Powerject, Crucell/Berna Biotech, Novartis/Chiron, Astra Zeneca/Med-Immune and Sanofi/Acambis).

●
The premium offered compares to the 64% average one-day premium (the one-day premiums ranged from 18% to 117%) for 11 comparable pharmaceutical and biotechnology public offers that were announced and concluded in the period between 4 February 2008 and 30 June 2010 (Celgene/Abraxis, Astellas/OSI, Abbott/Facet, Bristol Myers Squibb/Medarex, Johnson & Johnson/Cougar Biotech, Gilead/CV Therapeutics, Eli Lilly/Imclone Systems, GlaxoSmithkline/Sirtris, Takeda/Millenium, Sanofi-Aventis/Acambis and Pfizer/Encysive).

7.3	Rationale for the Offer

The Offer provides fair value to the Crucell Shareholders and is also highly beneficial for Crucell’s other stakeholders as set out in detail below in this Section.  Johnson & Johnson and Crucell share a commitment to improving the lives of people worldwide.  The acquisition of Crucell provides Johnson & Johnson with a new platform for growth and advances its goal to deliver integrated health care solutions, with particular emphasis on prevention.  Operational excellence in manufacturing and supply chain management has made Crucell an established and reliable supplier of vaccines, in particular to emerging markets.  Johnson & Johnson intends to build on those capabilities and, with the expertise and talent of Crucell’s employees, to continue making a positive difference in the lives of people worldwide.

As a member of the Johnson & Johnson family of companies, Crucell would benefit significantly from Johnson & Johnson’s expertise and experience in the development and commercialisation of pharmaceutical products on a global basis.  At the same time, Crucell’s strength in the manufacture, discovery and commercialisation of vaccines would create a strong platform for Johnson & Johnson in the vaccine market.  The majority of Crucell’s pipeline is in the pre-clinical or early development stage and, accordingly, considerable investment will be required in order to bring these products through clinical development and to market.  Crucell’s small, streamlined structure has provided significant historical benefits to Crucell and its shareholders; however, as a part of the larger and more diverse Johnson & Johnson Group, Crucell will be able to accelerate its growth and expand its ability to create, manufacture and sell vaccines and other products globally.  Johnson & Johnson has the resources necessary to assume the risks and costs associated with the next stages of Crucell’s product development and intends to deploy them in a manner designed to further Johnson & Johnson’s and Crucell’s goal of making a difference in the lives of people worldwide.

The Offeror and both of the Crucell Boards believe the Offer and the other Transactions are in the best interests of Crucell’s stakeholders, including its Shareholders, employees, partners, patients and customers, as well as for the communities in which Crucell is headquartered and operates:

●
Shareholders. The Offeror has made a cash Offer which is not subject to any financing conditions or contingencies and provides Shareholders with a timely opportunity to realise certain and immediate substantial value for their Shares.  The Offer Price fairly reflects the value of the Shares and provides Shareholders with a superior value per Share compared to the value of Crucell on a stand-alone basis, as further described in Section 7.2 (Substantiation of the Offer Price).

●
Employees. The Offer will be beneficial to Crucell’s employees.  Johnson & Johnson intends to retain Crucell’s senior management and, generally, to maintain Crucell’s current employment levels in connection with the proposed transaction.  The Offer in itself will have no impact on the existing labour terms of Crucell’s management and employees, including the employees of Crucell Holland.  As a result of the intended delisting of Crucell, the long-term incentives of Crucell cannot continue in their current form.  After the Transactions are completed, Crucell and Johnson & Johnson will discuss how to address the fact that Crucell equity will no longer be available.  Johnson & Johnson has indicated that it believes it is important to retain key people for the organisation as a key indicator for future success.  An appropriate retention scheme may be established by Johnson & Johnson in the future for specific employees in light of well defined business needs.  Johnson & Johnson expects that Crucell, as Johnson & Johnson’s vaccines center, will retain its entrepreneurial culture that has fostered its innovation and growth.  Furthermore, a number of Crucell employees will have the opportunity to expand their current employment options and opportunities once Crucell becomes a part of the global Johnson & Johnson family of companies. See Section 7.21 (Consequences for the Employees).

●
Partners. Johnson & Johnson recognises the importance of Crucell’s existing relationships with its partners, including in particular not-for-profit entities, non-governmental organisations and research universities.  These partners will benefit from Crucell’s becoming part of the Johnson & Johnson family with access to Johnson & Johnson’s global platform and resources.

●
Patients and customers. Johnson & Johnson’s global platform and significant resources will enhance Crucell’s operational excellence in manufacturing and supply chain management, which will accelerate and expand the scope of Crucell’s product and pipeline development.  This will benefit Crucell’s existing customers and patients and allow Crucell to broaden its presence in the global marketplace and reach new customers and patients that have a pressing need for Crucell’s vaccines and other products.

●
Leiden and other Crucell communities. Johnson & Johnson intends to keep Crucell as the center of excellence for vaccines within Johnson & Johnson’s pharmaceutical group and to maintain Crucell’s headquarters in Leiden.  Johnson & Johnson also intends to maintain Crucell’s other existing facilities, to retain Crucell’s senior management and, generally, to maintain Crucell’s current employment levels, which will be favourable to all of the communities in which Crucell currently operates.  Johnson & Johnson is known to invest in the communities in which its employees live and work, and intends to continue this longstanding policy of good corporate citizenship.  See Section 7.20 (Organisational Consequences).

7.4	Financing of the Offer

Johnson & Johnson, the parent company of the Offeror, or one of its Affiliates will provide the Offeror with sufficient funds from cash resources readily available within the Johnson & Johnson Group to purchase all Shares validly tendered pursuant to the Offer (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd), and not validly withdrawn, and to provide funding for any Post Closing Restructuring.  The Offer is not subject to any financing conditions or contingencies.

7.5	Offer Conditions

The obligation of the Offeror to declare the Offer unconditional (gestand te doen) on the Unconditional Date is subject to the fulfillment or waiver by the Offeror and/or Crucell, as the case may be, of the following conditions:

(a)
At the expiry of the Acceptance Period on the Acceptance Closing Date, either (A) (i) the Share Acceptance Level is at least 80% (eighty per cent) and (ii) the Proxy Acceptance Level is at least 80% (eighty per cent) and (iii) the Offeror has received a Favourable IRS Ruling, and neither the Favourable IRS Ruling nor the Favourable Dutch Tax Ruling has been revoked, rescinded or qualified in any manner adverse to the Offeror, the Company or any of their respective Affiliates or (B) the Share Acceptance Level is at least 95% (ninety-five per cent);

(b)	No Material Adverse Effect with respect to the Crucell Group, taken as a whole, shall have occurred in the period starting as of the date of this Offer Document and ending on the Unconditional Date;

(c)
On or prior to the Acceptance Closing Date, all approvals and clearances (including the expiration or termination of all waiting periods and extensions thereof) under any anti-trust laws applicable to the consummation of the Offer shall have been obtained;

(d)	On or prior to the Acceptance Closing Date, the Governance Resolutions shall have been adopted at the Offer EGM;

(e)
(A) On or prior to the Unconditional Date, the Protection Foundation has not exercised its call option under the Crucell Option Agreements between the Protection Foundation and Crucell and (B) the Protection Foundation has not exercised the right to request the Enterprise Chamber to initiate an inquiry proceeding or, in the case of subclause (A) or (B), if any such option has been exercised, the Protection Foundation shall have procured that any and all preference shares issued to the Protection Foundation in respect of such exercise shall have been cancelled, repurchased or redeemed by the Company for an amount not exceeding the amount paid to the Company by the Protection Foundation in connection with the acquisition of such preference shares, or awaiting such cancellation, repurchase or redemption, the Protection Foundation has committed not to exercise its voting rights in respect of the preference shares;

(f)
On or prior to the Unconditional Date, the Company has not breached any of its obligations under the Merger Agreement (excluding, for the avoidance of doubt, any breach of the representations and warranties of the Company set out in the Merger Agreement) in any material respect or, if such breach has occurred, it has been remedied by the Company;

(g)
On or prior to the Unconditional Date, the Offeror has not breached any of its obligations under the Merger Agreement (excluding, for the avoidance of doubt, any breach of the representations and warranties of the Offeror set out in the Merger Agreement) in any material respect or, if such breach has occurred, it has been remedied by the Offeror;

(h)
On or prior to the Unconditional Date, no notification has been received from the AFM stating that preparation of the Offer has been made in violation of chapter 5.5 of the Decree, and that, pursuant to article 5:80 paragraph 2 of the Decree, the investment firms (beleggingsondernemingen, as defined in the Decree) will not be allowed to cooperate with the Settlement of the Offer;

(i)
On or prior to the Unconditional Date (A) trading in the Ordinary Shares (i) on Euronext Amsterdam has not been suspended or ended as a result of a listing measure (noteringsmaatregel) taken by Euronext Amsterdam in accordance with article 6901/2 or any other relevant provision of the Euronext Rulebook I (Harmonised Rules) and (ii) on the Swiss Exchange has not been suspended or cancelled as result of the cases enumerated in article 58 of the Swiss Exchange Listing Rules and (B) trading in the ADSs on NASDAQ has not been suspended or terminated, the foregoing excluding for avoidance of doubt any suspension on a temporary basis in the ordinary course of trading;

(j)
On the Unconditional Date, no Governmental Order shall be in effect that restricts, prohibits or materially delays the consummation of the Offer on the terms and conditions set out in this Offer Document or the consummation of any of the other Transactions;

(k)
(A) On the Unconditional Date there shall not be pending any suit, action or proceeding by any Government Entity, or by any other person having a reasonable likelihood of prevailing in a manner contemplated in subclauses (i), (ii) or (iii) below (other than, in the case of subclauses (ii) and (iii) below, a suit, action or proceeding instituted by a commercial counterparty of the Company or a Group Company that (x) does not plead a cause of action or seek a remedy under any applicable anti-trust laws and (y) seeks a judgment or remedy limited to the commercial arrangement between such parties and does not otherwise seek to enjoin the Offer or any of the other Transactions), (i)  seeking to restrain or prohibit the consummation of the Offer (including by challenging the acquisition by the Offeror of any Shares pursuant thereto), or any other Transaction, or seeking to place limitations on the ownership of Shares by the Offeror or of its Affiliates, (ii) seeking to prohibit or limit the ownership or operation by the Company, the Offeror or any of their respective Group Companies or Affiliates of any portion of any business or of any assets of the Company, the Offeror or any of their respective Group Companies or Affiliates, or to compel the Company, the Offeror or any of their respective Group Companies or Affiliates to divest or hold separate any portion of any business or of any assets of the Company, the Offeror or any of their respective Group Companies or Affiliates or (iii) seeking to prohibit the Offeror or any of its Affiliates from effectively controlling in any respect the business or operations of the Company or any of its Group Companies, in the case of each of subclauses (i) through (iii) above, as a result of the Offer or the other Transactions and (B) there shall be no existing Governmental Order effecting or purporting to effect any of the foregoing subclauses (i) through (iii);

(l)
No Alternative Proposal shall have been made on or prior to the Unconditional Date; provided that the Offeror may only invoke this condition either (i) in order to in effect increase the Offer Price following a prior increase of the Offer Price during the Acceptance Period (including any extensions thereof) by way of terminating the Offer in accordance with Section 12 paragraph 3 of the Decree and subsequently launching a new public offer or (ii) if the Company and/or the Crucell Boards have determined that such Alternative Proposal constitutes a Superior Offer in accordance with the terms and conditions of the Merger Agreement;

(m)	On or prior to the Unconditional Date, the Merger Agreement has not been terminated; and

(n)
The representations and warranties of the Company contained in Schedule E (Warranties) to the Merger Agreement (Part 1) shall be true and correct in all material respects as of the date of the Merger Agreement with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (i) the representations and warranties of the Company contained in clauses 1 (relating to authority and capacity), 2 (relating to the Shares and Ordinary Shares), 3.1 (relating to the effect of the Transactions) and 5.25 (relating to brokers and fees and expenses) of Schedule E to the Merger Agreement (Part 1) shall be true and correct as of the Unconditional Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) all other representations and warranties of the Company contained in Schedule E (Part 1) (relating to listing and securities laws and the Company and the Group Companies) shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or any similar standard or qualification) as of the Unconditional Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) except where the failure of such representations and warranties to be so true and correct could not have a Material Adverse Effect.

Offer Conditions (a), (b), (e), (f), (j), (k), (l) and (n) are for the sole benefit of the Offeror and may be waived by the Offeror (either in whole or in part) at any time by written notice to the Company, provided that a waiver by the Offeror of the Offer Condition (a) shall require the approval of the Company in the event the Share Acceptance Level referred to under Offer Condition (a) (A) (i) is less than 80% and the Proxy Acceptance Level referred to under Offer Condition (a) (A) (ii) is less than 75%.

Offer Conditions (c), (d), (i), (j) and (m) are for the benefit of both the Offeror and Crucell, and may only be waived by Crucell and the Offeror jointly (either in whole or in part) by written agreement.

Offer Condition (g) is for the sole benefit of the Company and may be waived by Crucell (either in whole or in part) at any time by written notice to the Offeror.

Offer Condition (h) cannot be waived.

The Offeror and Crucell have agreed in the Merger Agreement that neither of them may invoke any of the Offer Conditions if the non-satisfaction of such condition(s) is caused by a breach of the invoking party of any of its obligations under the Merger Agreement.

7.6	The Offeror

JJC Acquisition Company B.V. is a direct wholly owned subsidiary of Cilag Holding. Cilag Holding is an indirect wholly owned subsidiary of Johnson & Johnson. The Offeror was incorporated by Cilag Holding for the purpose of making the Offer. Pursuant to Article 1:1 of the Wft, each of the Offeror and Johnson & Johnson qualifies as an offeror in respect of the Offer.

See Section 10 (Information regarding Johnson & Johnson, Cilag Holding and the Offeror).

7.7	Owned Shares

On 28 September 2009, Johnson & Johnson, through an Affiliate, JHC, acquired 14,626,984 Ordinary Shares, representing at that time approximately 17.9% of Crucell’s total issued share capital.  See Section 7.1 (Background of the Offer) for the background of this indirect shareholding and for additional information regarding JHC.

JHC will tender its Shares pursuant to the Offer to the Offeror on the terms and conditions set out in this Offer Document.

7.8	Recommendation by Crucell Boards

The Crucell Boards have unanimously resolved to recommend that the Shareholders (i) accept the Offer; (ii) tender their Shares pursuant to the Offer; (iii) deliver to the Offeror Proxies in respect of such Shares so that the Offeror may vote such Shares with respect to the Post Offer EGM Resolution; and (iv) adopt the Governance Resolutions that will be proposed at the Offer EGM (the “Recommendation”).

A description of the reasons for the Crucell Boards’ approval of the matters described above is set forth in the Company’s Position Statement (which includes a description by the Crucell Boards of the background of the Offer and the Asset Sale and the financial adviser opinions received by the Crucell Boards) and the Schedule 14D-9 filed with the SEC by Crucell in connection with the Offer (of which the Position Statement forms a part).

7.9	Committed Shares

Each member of the Crucell Management Board and each member of the Crucell Supervisory Board has entered into an Irrevocable Undertaking with respect to Shares held by such member (such Shares, the “Committed Shares”).  These Irrevocable Undertakings are described in Section 7.25.16 (Irrevocable Undertakings).  At the date of this Offer Document, the total number of Committed Shares held by all members of the Crucell Boards is 576,789 and represents approximately 0.70% of all issued and outstanding Shares at the date of this Offer Document.

7.10	Overview of Shares and Rights Held by Members of the Crucell Boards

An overview of Shares and Options held by the members of the Crucell Boards, all transactions related to the Shares in the period of 12 months prior to the date of this Offer Document by such members as well as other information relating to Shares and Options held by the members of the Crucell Boards is set forth in Section 9.10 (Equity Holdings of the Members of the Crucell Board).

7.11	Option Plans

Under Crucell’s current Option Plans, Options and/or other rights have been granted to members of the Crucell Boards and certain employees of Crucell.  All rights in respect of the Option Plans will be respected in connection with the Offer.

At the date of this Offer Document, 7,047,774 Options have been granted under the Option Plans, including the Options held by members of the Crucell Boards referred to in Section 7.10 (Overview of Shares and Rights Held by Members of the Crucell Boards).  Such Options constitute 7.9% of the issued and outstanding Shares on a fully diluted basis.

The Offeror and Crucell have agreed that they shall take all actions necessary to procure that, subject to the Offer being declared unconditional (gestanddoening), unless otherwise agreed by the Offeror and Crucell:

(a)
all Options will become fully and unconditionally vested and exercisable and may be exercised as of the Unconditional Date (whereby performance criteria of Options shall be deemed to have been satisfied or fulfilled in full); and

(b)
all outstanding Options will be acquired by the Offeror and (i) the holder of any Option will, without the need for any action on the part of such holder, be entitled to receive, as soon as practicable following the Unconditional Date, the Offer Price per Share minus the exercise price (uitoefenprijs) per Option and (ii) the Offeror may subsequently exercise such Options and thereby acquire the corresponding Shares.

7.12	Filings with Competition Authorities and Other Applicable Regulatory Requirements and Required Approvals

On [●], the relevant Member States of the European Union allowed the Offeror to file an anti-trust notification in respect of the Offer with the European Commission. The filing is expected to be made on [●]. In addition, a filing was made with  Brazil’s Council for Economic Defense (CADE) on [28] October 2010.

7.13	Implications of the Offer Being Declared Unconditional

Shareholders who do not tender their Shares in the Offer should carefully review the following Sections 7.14 to 7.21, which describe certain implications to which they will be subject if the Offer is declared unconditional (gestanddoening) and settled.  These risks are in addition to the exposure of such Shareholders to the risks inherent in the business of Crucell, as such business and the structure of Crucell may change from time to time after the Settlement Date.

7.14	Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights

Liquidity and Delisting of Shares

The Ordinary Shares are listed and traded on Euronext Amsterdam and the Swiss Exchange. The ADSs are listed and traded on the NASDAQ.  The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shareholders, as well as the number of Shares that might otherwise be traded publicly, and will thus adversely affect the liquidity and, potentially, the market value of the remaining Shares not tendered.  To the extent permitted under applicable law and stock exchange regulations, the Offeror intends to delist the ADSs and the Ordinary Shares on these exchanges as soon as reasonably practicable under applicable rules and regulations.  This may further adversely affect the liquidity and, potentially, the market value of any Shares not tendered.  Further, subject to applicable law and the NASDAQ listing rules, the Offeror intends to cause Crucell to terminate its deposit agreement, and petition, or cause Crucell to petition, the NASDAQ to delist the ADSs.  If the deposit agreement for the ADSs is terminated, holders of ADSs will only have the right to receive the Ordinary Shares underlying the ADSs upon surrender of their ADSs and payment of applicable fees to the ADS depositary. There is no U.S. public trading market for the Ordinary Shares.  If, following the completion of the Offer, the Offeror owns at least 95% of Crucell’s issued share capital and voting rights or if otherwise permitted, the Offeror intends to cause Crucell to submit a request for delisting to Euronext Amsterdam.  Unless Euronext Amsterdam considers delisting detrimental to the protection of investors or the proper functioning of the market, as a general rule, Euronext Amsterdam permits in case of public offers delisting if at least 95% of the listed shares is held by a single entity and its Affiliates. However, the listing of the Ordinary Shares on Euronext Amsterdam may also be terminated as a result of a Legal Merger (see Section 7.15.4) or Asset Sale followed by liquidation (see Section 7.15.3).  Euronext Amsterdam may impose conditions on granting the request to delist.  Delisting of the Ordinary Shares will occur 20 Euronext Amsterdam trading days after publication of Euronext Amsterdam’s decision approving the delisting request. Under the relevant delisting rules of the Swiss Exchange, Crucell may in principle decide to delist the Ordinary Shares. The listing on the Swiss Exchange must be maintained for at least three months following the delisting announcement, though such period may be shortened by the Regulatory Board of the Swiss Exchange to (at least) five Trading Days if, inter alia, the intention to delist following a public offer has been announced in the relevant offer document. If at the time of delisting more than 5% of the Ordinary Shares are not held by the Offeror, then off-exchange trading must be maintained for a period of no longer than six months.

As noted above, if Euronext Amsterdam, the Swiss Exchange or NASDAQ were to delist the Ordinary Shares or ADSs, as applicable, the market for Ordinary Shares and ADSs could be adversely affected.  Although it is possible that the Ordinary Shares (and the ADSs, if the deposit agreement is not terminated) would be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or other quotation systems or by other sources, there can be no assurance that any such trading quotations will occur.  The extent of the public market for the Ordinary Shares and ADSs and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the public float of Ordinary Shares and ADSs remaining at such time and the interest in maintaining a market in such securities on the part of securities firms.

To the extent the availability of such listings or quotations depends on steps taken by the Offeror, Johnson & Johnson or Crucell after completion of the Offer, the Offeror, Johnson & Johnson or Crucell may or may not take such steps.  Therefore, Shareholders should not rely on any such listing or quotation being available following the successful completion of the Offer.

Deregistration

The ADSs currently are required to be registered under the Exchange Act.  If the Offer is declared unconditional (gestand wordt gedaan), the Offeror also intends to cause Crucell to make a filing with the SEC requesting termination of the registration of the ADSs under the Exchange Act, which may result in the termination of Crucell’s reporting obligations under the Exchange Act.  Termination of the registration of the ADSs under the Exchange Act would substantially reduce the information required to be furnished by Crucell to the holders of ADSs and to the SEC and would make certain provisions of the Exchange Act no longer applicable to these securities.  Therefore, if the Offer is declared unconditional (gestand wordt gedaan), Shareholders should not rely on the continued registration of any ADSs under the Exchange Act.

End of Dutch (Disclosure) Requirements following Delisting

Currently, Crucell is required to comply with the Dutch disclosure obligations applicable to listed companies whose securities are traded on a regulated market such as Euronext Amsterdam. Termination of the listing of Crucell’s Ordinary Shares at Euronext Amsterdam would substantially reduce the information required to be disclosed by Crucell to the holders of Ordinary Shares. In addition, upon delisting the Dutch corporate governance code would generally no longer be applicable to Crucell.

Appraisal Rights

Neither holders of Ordinary Shares nor holders of ADSs are entitled under Dutch law or otherwise to appraisal rights with respect to the Offer.  However, in the event that upon the Settlement Date or after the Subsequent Offering Period the Offeror together with its Affiliates holds 95% or more of the Shares (excluding Shares held by Crucell or its Affiliates), the Offeror’s current intention is to acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or takeover buy-out proceedings in accordance with article 2:359c of the DCC.  In the event the Offeror holds, together with its Affiliates, 95% or more the Shares (excluding Shares held by Crucell or its Affiliates), the remaining Shareholders may also initiate takeover sell-out proceedings in accordance with article 2:359d of the DCC.  In those proceedings, Ordinary Shares held by minority Shareholders will be acquired only for cash, and a Dutch court will determine the price to be paid for the Ordinary Shares, which may be different than the cash equivalent of the consideration offered in the Offer.

7.15	Post Closing Restructuring and Future Legal Structure

7.15.1	General

Following the Settlement Date, the Offeror intends that Crucell will continue its current operations under its current name and at its current place of establishment, as a direct or indirect wholly owned subsidiary of the Offeror or, depending on the type of Post Closing Restructuring pursued, another entity within the Johnson & Johnson Group.  Shareholders who do not tender their Shares into the Offer will hold a minority interest in Crucell unless and until the Offeror becomes the sole Shareholder.

The Offeror reserves the right to use any legally permitted method to acquire all of the Shares and/or to optimize the corporate, financing and tax structure and integration of Crucell as part of the Johnson & Johnson Group, including Johnson & Johnson’s current Dutch operations and to create a Dutch platform for Johnson & Johnson’s vaccine business around Crucell, including as platform for future capitalisation and acquisitions.

Following Settlement, the Offeror may propose (where applicable) and implement (or cause to be implemented) restructuring measures, including, but not limited to: (i) a Buy-Out (see Section 7.15.2), (ii) an Asset Sale pursuant to the Business Purchase Agreement (see Section 7.15.3), (iii) a Legal Merger (see Section 7.15.4), (iv) a statutory legal demerger (juridische splitsing) as specified in article 2:334a et seq. of the DCC, (v) a contribution of cash and/or assets by the Offeror or by an Affiliate of the Offeror against the issuance of Shares or preference shares in the Company’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of other Shareholders could be excluded, (vi) a distribution of proceeds, cash and/or assets to the Shareholders (vii) a liquidation of the Company, (viii) a contribution, sale, transfer and/or exchange of all or substantially all of the assets of the Company and/or of a Group Company directly, or indirectly following a transfer of those assets to a Group Company, (ix) a conversion of Crucell into a private company with limited liability (see Section 7.15.3), (x) further purchases of Shares, subject to applicable law, in ordinary stock exchange trading at prices which may, subject to applicable law, be up to the Offer Price, (xi) any combination of the foregoing or (xii) any other transactions, restructurings, share issues, procedures and/or proceedings required to effect the aforementioned objectives, in each case in accordance with all applicable laws, rules and regulations in all applicable jurisdictions regarding the Transactions and Dutch law in general.

Johnson & Johnson and Crucell have agreed that if after the Unconditional Date, the restructuring measures then proposed to be taken (i) differ materially from a Buy-Out or from the Asset Sale and other Post Closing Restructurings contemplated by the Business Purchase Agreement or (ii) in any other circumstance, the Company proposes to enter into a transaction or take any action (x) that would reasonably be expected to have a material and adverse effect on any minority shareholders or (y) with respect to which all other members of the Crucell Supervisory Board would have a conflict of interest under applicable law, then the affirmative vote of each Continuing Crucell Director shall be required prior to the implementation of any such alternative Post Closing Restructuring.

See below for a non-exhaustive description of potential Post Closing Restructuring options.

7.15.2	Buy-Out

In the event that upon the Settlement Date or after the Subsequent Offering Period the Offeror together with its Affiliates holds 95% or more of the Shares (excluding Shares held by Crucell or its Affiliates), the Offeror will acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC (“Statutory Buy-Out”) or takeover buy-out proceedings in accordance with article 2:359c of the DCC (“Takeover Buy-Out” and, together with the Statutory Buy-Out, “Buy-Out”).

7.15.3	Asset Sale Pursuant to the Business Purchase Agreement

The Offeror and Crucell have agreed that, in the event that the Offeror has declared the Offer unconditional (gestand wordt gedaan) and has not together with its Affiliates acquired 95% or more of the Shares following the Subsequent Offering Period, the Offeror may, but is not obligated to, take steps to cause a sale by Crucell of its entire business to the Offeror or to an Affiliate of the Offeror pursuant to the Business Purchase Agreement (the “Asset Sale”). The Offeror and Crucell have agreed on the terms and conditions of the Business Purchase Agreement. The Crucell Management Board has resolved to enter into the Business Purchase Agreement if the Asset Sale as potential Post Closing Restructuring is to be pursued at the election of the Offeror and the Crucell Supervisory Board has approved such resolution of the Crucell Management Board.

Upon execution of the Business Purchase Agreement Crucell agrees to sell and the Offeror agrees to purchase the Business (as defined below), and both Crucell and the Offeror agree to effectuate the transfer and assignment of the Business at completion of the Asset Sale with a view to the Offeror carrying on the Business as a going concern in succession to Crucell.

The “Business” as used in the Business Purchase Agreement means the business of Crucell, including all assets and liabilities of Crucell as at completion of the Asset Sale, including, for the avoidance of doubt, any such liabilities arising, accruing or incurred after completion of the Asset Sale to the extent they relate to and/or arise from the Business as conducted in the period up to and including completion of the Asset Sale in accordance with the Business Purchase Agreement, including, but not limited to: (i) the shares held by Crucell in the capital of the Group Companies; (ii) any available tax loss carry forward of Crucell and the Group Companies; (iii) the intellectual property rights; (iv) all contracts, being all agreements and binding arrangements of Crucell in relation to the Business and all offers by and towards Crucell in relation to the Business as at completion of the Asset Sale; (v) any properties owned by Crucell; (vi) the benefits under the insurance policies; (vii) the account receivables; (viii) the claims receivable; and (ix) all other assets and liabilities of Crucell (including inter-company receivables of Crucell from any member of the Crucell Group and inter-company payables of Crucell to any other member of the Crucell Group), other than (a) the Purchaser Note (as defined below), (b) any cash of Crucell that exceeds the amount necessary to pay the Shareholders under the Minority Cash Exit (as defined below), (c) any Shares held by Crucell in its own capital, (d) the rights and obligations of Crucell under or in connection with any facility agreements, (e) the rights and obligations of Crucell under or in connection with the Business Purchase Agreement, (f) any records that must remain with Crucell under statutory (including tax) obligations and (g) the engagement letter with the Liquidator (as defined below), if any.

The purchase price payable to Crucell under the Business Purchase Agreement shall be an amount equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares issued and outstanding immediately prior to completion of the Asset Sale without interest and subject to dividend withholding or other taxes.  The Business Purchase Agreement provides that the Offeror shall procure, if necessary by making adjustments to the purchase price, that the purchase price payable to Crucell shall be sufficient to pay out EUR 24.75 per Share to the Shareholders per issued and outstanding Share, without interest and subject to dividend withholding or other taxes, if any. The Crucell Boards received financial adviser opinions, based upon and subject to the assumptions, factors and qualifications set forth therein, as to the fairness, from a financial point of view and as of 5 October 2010, to Crucell of the purchase price payable to Crucell in the Asset Sale.

A portion of the purchase price equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares held by the Offeror and its Affiliates immediately prior to completion of the Asset Sale shall be paid by way of execution of a loan note (the “Purchaser Note”).  The remainder of the purchase price will be paid in cash.

The Business Purchase Agreement provides that the Offeror shall, subject to completion of the Asset Sale, indemnify, defend and hold harmless each of (a) Crucell, and (by way of third party stipulation (derdenbeding) (b) the current and future members of the Crucell Boards, any member of the Crucell Group, their employees, board members and officers and, if the Offeror determines to pursue the Liquidation, the Liquidator (the persons under (a) and (b), collectively, the “Crucell Indemnified Parties” and, each of them, a “Crucell Indemnified Party”) against all present and future, actual or contingent, ascertained or unascertained or disputed, known or unknown, reported and unreported or other damages, liabilities, losses and costs (including reasonable fees and expenses of advisers) arising, accruing or (to be) incurred by any of the Crucell Indemnified Parties in respect of or in connection with the conduct of the Business as conducted in the period up to and including completion of the Asset Sale (including to the extent resulting from the transactions contemplated by the Business Purchase Agreement and, if applicable, the Liquidator after completion of the Asset Sale), including for the avoidance of doubt, any such damages, liabilities, losses and costs arising, accruing or incurred after the completion of the Asset Sale to the extent they relate to and/or arise from the Business as conducted in the period up to and including completion of the Asset Sale and if the Offeror determines to pursue the Liquidation as a second step, the liquidation process of Crucell, but in respect of a Crucell Indemnified Party other than Crucell or a member of the Crucell Group and the Liquidator, if any, excluding any such damages, liabilities, losses and costs for which any Crucell Indemnified Party would not be entitled to indemnification pursuant to Article 28 of the Articles of Association as in effect on the date of the Merger Agreement, and in any case only if and insofar such damages, liabilities, losses and costs exceed the amount insured actually paid pursuant to any insurance taken out by a Crucell Indemnified Party.

The Business Purchase Agreement further provides that the Offeror shall arrange for adequate steps and/or transactions to result in the payment to the then-existing minority Shareholders of a cash amount per Share equal to the Offer Price, without interest and subject to any applicable dividend withholding or other tax (“Minority Cash Exit”), either through the Offeror launching a new public offer for the Shares held by the then-existing minority Shareholders, Crucell launching a repurchase offer for the Shares, a dissolution and liquidation of Crucell (the “Liquidation”) and distribution of (advance) liquidation distributions.  Johnson & Johnson has agreed with Crucell to use its commercially reasonable efforts to, subject to required regulatory clearance if applicable, acquire Shares at a price up to the Offer Price through market purchases at Euronext Amsterdam after the Subsequent Offering Period.

The Asset Sale pursuant to the Business Purchase Agreement would require the approval of the general meeting of Shareholders pursuant to Dutch corporate law. For this purpose, during the Acceptance Period an extraordinary general meeting of Shareholders, the Post Offer EGM, will be convened to be held after the Acceptance Period at which the Shareholders will be asked to approve the Crucell Management Board’s resolution to transfer the Business to the Offeror.  If the Offer is consummated on the terms and conditions set forth in this Offer Document, but due to unforeseen circumstances the Post Offer EGM does not occur or the Post Offer EGM Resolution is not approved at the Post Offer EGM, then the required approval of the Shareholders may also be obtained at another, later extraordinary general meeting of Shareholders.

The Proxies are being solicited in connection with the Offer.  The Offer Conditions require the satisfaction of a 95% minimum acceptance condition of Shares tendered pursuant to the Offer, which minimum acceptance condition will be reduced to 80% in the event that (i) the Favourable IRS Ruling is obtained by Johnson & Johnson and (ii) Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM, in favour of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer.  The condition that Proxies are received in respect of at least 80% of the Shares that will allow the Offeror to vote, at the Post Offer EGM, in favour of the Asset Sale that may be pursued as a Post Closing Restructuring following the consummation of the Offer may be waived by the Offeror without the approval of Crucell so long as the Shares for which Proxies have been received represent not less than 75% of the issued share capital of Crucell.  As described in Section 6.5 (Solicitation of Proxies), Shareholders that tender Shares will be deemed to concurrently grant a Proxy with respect to all tendered Shares, unless the Shareholder affirmatively specifies otherwise.

The Post Offer EGM is scheduled to take place after Settlement, but to have its record date (registratiedatum), in accordance with Dutch law requiring a record date on the 28th day prior to the day of relevant shareholders’ meeting, on the third Business Day after the Acceptance Closing Date (i.e., prior to Settlement). This will allow the Shareholders to whom the Offer is directed to give a Proxy to the Offeror or its designee to vote in favour of the Asset Sale. In the event that the Acceptance Period is extended the Post Offer EGM will be rescheduled and reconvened.  A Shareholder’s Proxy will apply to such rescheduled and reconvened meeting and there is no need for a Shareholder to take any further action with respect to the Proxy.  The Post Offer EGM will in any event be cancelled (i) if before the date of the Post Offer EGM the Johnson & Johnson Group holds at least 95% of the issued share capital (geplaatst kapitaal) of Crucell held by others than Crucell (on a fully diluted basis) in which case the Buy-Out will be initiated or (ii) if the Offer is terminated without the Offeror purchasing any Shares pursuant to the Offer.

At the Post Offer EGM, the Shareholders will be requested to vote for the Post Offer EGM Resolution. The Post Offer EGM Resolution requires a simple majority of the votes cast at such meeting. The Offeror will have the right to vote all Proxies it has obtained in favour of the Post Offer EGM Resolution (see Section 6.5 (Solicitation of Proxies)); however, Shareholders that have granted a Proxy may still appear at the Post Offer EGM to vote their Shares in person—even though the Offeror will have acquired the relevant Shares on the Settlement Date, the voting rights attached to the Shares will relate to the record date prior to the Settlement Date.  The combined tender and Proxy structure creates the opportunity for Shareholders to tender their Shares pursuant to the Offer and grant a Proxy for the Post Offer EGM Resolution concurrently.  The Proxies obtained by the Offeror will facilitate implementation of the Asset Sale as soon as reasonably practicable following Settlement and provide the appropriate Minority Cash Exit in a timely fashion.

If the Liquidation is pursued, a liquidator of the Company (the “Liquidator”) shall be engaged and a fourth extraordinary general meeting of Shareholders shall be convened at which the Shareholders at that time shall be asked to resolve that Crucell shall be dissolved and liquidated, that a liquidator shall be appointed, that Crucell shall be converted into a private company with limited liability (besloten vennootschap; a “B.V.”) and that the Articles of Association be amended to reflect the changes to the structure of the Company in connection with the conversion into a B.V., the latter two resolutions subject to and with effect from delisting of the Shares. These resolutions require a simple majority of the votes cast at such meeting and the Johnson & Johnson Group will be able to vote all Shares tendered pursuant to the Offer at such extraordinary general meeting of Shareholders.

7.15.4	Legal Merger

In the event that the Offeror has declared the Offer unconditional (gestand wordt gedaan) and has not together with its Affiliates acquired 95% or more of the Shares following the Settlement Date, the Offeror may also by simple majority vote (if less than 50% of the share capital is present or represented at such meeting, a 2/3 majority is required) of the general meeting of shareholders of Crucell effect a legal merger (juridische fusie) between Crucell and the Offeror, or another member of the Johnson & Johnson Group in accordance with articles 2:309 and article 2:333a of the DCC (which article refers to a “triangular merger” (driehoeksfusie) pursuant to which the shareholders of the disappearing company will become shareholders of an Affiliate of the surviving company) with Crucell being the disappearing entity and the Offeror, or another member of the Johnson & Johnson Group, being the surviving entity (each, a “Legal Merger”).

In the event that the Legal Merger is effected, Shareholders who have not tendered their Shares pursuant to the Offer will become, by operation of law, shareholders in the surviving entity alongside the existing shareholders in the surviving entity or, in the event of a “triangular merger”, will become shareholders in such Affiliate, such surviving entity or Affiliate hereafter to be referred to as “Merging Entity”.  If, after a Legal Merger is effected, the majority shareholder of the Merging Entity holds 95% or more of the capital of the Merging Entity, such majority shareholder may initiate a Buy-Out in relation to any shares in the Merging Entity not held by such majority shareholder.

The capital of the Merging Entity may furthermore be divided into different classes of shares and Shareholders may acquire one or more classes of ordinary and/or preference shares in the Merging Entity, depending on factors such as the rights attaching to the Shares they hold on the date on which the merger becomes effective and the amount of any debt financing the surviving entity has outstanding at that time. The exact identity of the Merging Entity, the composition of its share capital, the economic and other rights attaching to each class of shares in that capital and the exchange ratio applicable to the shares, shall require the approval of, among others, the Crucell Supervisory Board, subject to the rights of the Continuing Crucell Directors. The capital of the Merging Entity may also be divided into shares of unequal nominal amounts that carry the right to cast a different number of votes per share of such nominal amount; in the context of a Legal Merger the Shareholders, other than the Offeror, may acquire shares in the Merging Entity that entitle such shareholder to cast fewer votes per share than the shares acquired by the Offeror. The Shareholders, other than the Offeror, may acquire a class of shares in the capital of the Merging Entity that pursuant to the articles of association in force at the relevant time can be cancelled without the approval of the holders of such shares. Upon cancellation, the Shareholders that hold such shares will receive a cash consideration.

7.15.5	Other Possible Post Closing Restructurings

The Offeror reserves the right to use any other legally permitted method to obtain 100% of the Shares or otherwise obtain full ownership of the Crucell business, including, but not limited to, by way of a de-merger (juridische splitsing) as specified in article 2:334a of the DCC, a sale of all or substantially all of the assets of Crucell other than pursuant to the Business Purchase Agreement which may or may not be followed by a distribution of proceeds to the Shareholders or a cross border statutory triangular merger (grensoverschrijdende juridische driehoeksfusie), all in accordance with Dutch law, other applicable laws and the articles of association of Crucell at that time. Also, the Offeror and Crucell reserve the right to have the Offeror contribute assets to Crucell against the issuance of Shares, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of other Shareholders could be excluded, all in accordance with Dutch law and the articles of association of Crucell at that time. Any distribution may take the form of a distribution out of the reserves, an interim dividend, a dividend or, in the event Crucell is also dissolved (ontbonden) and liquidated, a liquidation distribution.

7.16	Amendment of the Articles of Association

At the Offer EGM, the Shareholders of the Company shall be requested to vote, subject to the condition that the Offer is declared unconditional (gestand wordt gedaan) by the Offeror and effective as of the Settlement Date, for a resolution to amend the Articles of Association in accordance with the draft amended Articles of Association, which is incorporated by reference in this Offer Document and available on the Company’s website (www.crucell.com), so that the Articles of Association will include the following changes:

(a)	The protective preference shares shall be removed from the authorised share capital and all other references to protective preference shares shall be removed;

(b)
Currently, the Articles of Association state that the Crucell Management Board may resolve to issue shares (and restrict/exclude pre-emptive rights).  The relevant provisions shall be amended to reflect that the issue of shares (and the granting of rights to acquire shares) shall require: (i) a resolution of the general meeting of shareholders, save to the extent another corporate body has been authorised to do so by the general meeting of shareholders and (ii) approval by the Crucell Supervisory Board.  All related provisions, inter alia Article 8 regarding the determination of the price and further conditions of issue and the exclusion of pre-emptive rights shall be aligned.

(c)
Currently, the Articles of Association state that the general meeting of shareholders may decide to reduce the Company’s issued share capital, but only at the proposal of the Crucell Management Board with the approval of the Crucell Supervisory Board.  The requirements of a Crucell Management Board proposal and Crucell Supervisory Board approval shall be removed.

(d)
Currently, the Articles of Association state that (i) the Crucell Supervisory Board shall determine the number of Crucell Management Board members (after consultation of the Chief Executive Officer), (ii) the Crucell Management Board members shall be appointed by the general meeting of shareholders from a binding list of candidates drawn up by the Crucell Supervisory Board (unless resolved otherwise by a majority shareholders’ vote) and (iii) the Crucell Supervisory Board shall appoint a member of the Crucell Management Board as Chief Executive Officer.  These provisions shall be amended so as to reflect that (i) a meeting of shareholders shall determine the number of members of the Crucell Management Board, (ii) shareholders acting at a meeting shall appoint the members of the Crucell Management Board without any binding proposals from the Crucell Supervisory Board and (iii) shareholders acting at a meeting shall appoint a member of the Crucell Management Board as Chief Executive Officer.

(e)
Currently, the Articles of Association state that the Crucell Management Board shall, subject to Crucell Supervisory Board approval, determine which part of the profit shall be allocated to the reserves (and which part shall be distributed to the shareholders as dividend).  This provision shall be amended to reflect that the general meeting of shareholders shall be authorised to allocate profit to the reserves.

(f)
Currently, the Articles of Association state that the Crucell Management Board may, with the Crucell Supervisory Board approval, make interim distributions.  This provision shall be amended to reflect that the Crucell Supervisory Board shall be authorised to resolve to make interim distributions.

(g)
Currently, the Articles of Association state that the general meeting of shareholders may at the proposal of the Crucell Management Board which has been approved by the Crucell Supervisory Board, resolve that stock dividends or other securities dividend are paid on shares.  This provision shall be amended as to delete the requirement of a Crucell Management Board proposal and Crucell Supervisory Board approval.

(h)
Currently, the Articles of Association state that the general meeting of shareholders may at the proposal of the Crucell Management Board which has been approved by the Crucell Supervisory Board, resolve that distributions to shareholders be made at the charge of the Company’s reserves. This provision shall be amended as to delete the requirement of a Crucell Management Board proposal and Crucell Supervisory Board approval.

(i)
Currently, the Articles of Association state that a shareholders’ resolution to amend the articles of association, to dissolve the Company or to merge or demerge the Company requires a proposal to do so of the Crucell Supervisory Board.  The requirement of a Crucell Supervisory Board proposal shall be deleted.

7.17	Future Boards Composition

Following completion of the Offer, the Crucell Supervisory Board will consist of (i) nine individuals designated by Johnson & Johnson and (ii) two members of Crucell’s current Supervisory Board to be designated by Crucell, subject to the Offeror’s approval, not to be unreasonably withheld, which members meet the criteria for independence set out in best practices III.2.2 of the Dutch corporate governance code (the “Continuing Crucell Directors”).  The initial Continuing Crucell Directors will be Mr. J.P. Oosterveld and Mr. A.H.A. Hoevenaars.

The Continuing Crucell Directors will serve as members of the Crucell Supervisory Board until the Offeror has acquired full ownership of all of Crucell’s outstanding Shares and business and no minority shareholders any longer hold an equity interest in the Company.  The Continuing Crucell Directors will monitor and protect the interests of all Crucell stakeholders, including in particular monitoring the interests of any minority shareholders.

If after the Unconditional Date (i) the Post Closing Restructuring then proposed to be taken differs materially from a Buy-Out or from the Business Purchase Agreement or (ii) in any other circumstance, Crucell proposes to enter into a transaction or take any action (x) that would reasonably be expected to have a material and adverse effect on any minority shareholders or (y) with respect to which all other members of the Crucell Supervisory Board would have a conflict of interest under applicable law, then the affirmative vote of each Continuing Crucell Director will be required prior to implementing any such Post Closing Restructuring or the entry into any such transaction or the taking of any such action.

Following the Unconditional Date, any vacancy on the Crucell Supervisory Board resulting from the resignation, removal, death or incapacity of a Continuing Crucell Director shall be filled by another member of Crucell’s Supervisory Board (as of the date of the Merger Agreement) designated by the departing Continuing Crucell Director (or, in the absence of such a nomination, by the then-remaining Continuing Crucell Director), subject to the Offeror’s approval, not to be unreasonably withheld, which designated member meets the criteria for independence set out in best practices III.2.2 of the Dutch corporate governance code.  In the event of any such designation, Crucell will procure that the Crucell Supervisory Board will propose such designee for appointment at the next general meeting of Shareholders following such designation.  Such person designated (and, if applicable, approved) shall be deemed a Continuing Crucell Director.

Once the Johnson & Johnson Group obtains full ownership of all of Crucell’s outstanding Shares, the Continuing Crucell Directors will resign and will be replaced with individuals designated by Johnson & Johnson.  At the completion of the Offer, the composition of the Crucell Management Board will remain the same, and none of the management board of the Offeror, the board of directors of Johnson & Johnson or the executive officers of Johnson & Johnson will change as a result of the completion of the Offer.

7.18	Corporate Governance Post-Settlement

Following Settlement, as long as Shares are listed on Euronext Amsterdam, Crucell shall continue to adhere to the Dutch corporate governance code by way of complying or explaining any deviations in accordance with the provisions of the Dutch corporate governance code.  Upon delisting of the Shares from Euronext Amsterdam, the Dutch corporate governance code will no longer be applicable to Crucell.

7.19	Dividend Policy

Crucell has never paid dividends and expressed its intention not to do so for the coming years. The Offeror is expected to continue this policy until such time as it obtains full ownership of all of Crucell’s outstanding Shares and/or business.  Under Dutch law, annual dividends may only be paid out of profits as shown in the adopted annual financial statements.  A distribution may not be made if it would reduce shareholders’ equity below certain reserves required by Dutch law and by the Company’s Articles of Associations.

7.20	Organisational Consequences

Both Johnson & Johnson and Crucell expect that Crucell will retain its entrepreneurial culture that has fostered Crucell’s current innovation and growth.  Johnson & Johnson expects to maintain Crucell’s existing facilities, to retain Crucell’s senior management and, generally, to maintain Crucell’s current employment levels.  Johnson & Johnson also intends to keep Crucell as the center for vaccines within Johnson & Johnson’s pharmaceutical group and to maintain Crucell’s headquarters in Leiden.

7.21	Consequences for the Employees

The Offer in itself will have no consequences for the existing rights of Crucell’s management and employees, including the employees of Crucell Holland. As a result of the intended delisting of Crucell, the long-term incentives of Crucell cannot continue in their current form.  After the Transactions are completed, Crucell and Johnson & Johnson will discuss how to address the fact that Crucell equity will no longer be available.  Johnson & Johnson has indicated that it believes it is important to retain key people for the organisation as a key indicator for future success.  An appropriate retention scheme may be established by Johnson & Johnson in the future for specific employees in light of well-defined business needs.

Johnson & Johnson and Crucell expect, generally, to maintain current employment levels following completion of the Offer.  By joining the global Johnson & Johnson network, Crucell is expected to be able to expand the options and opportunities for its employees.

After Settlement, Crucell will be part of the Johnson & Johnson Group, a much larger group.  The Offer involves a purchase of all Shares by the Offeror, after which it is the intention that the Shares will be delisted from the applicable stock exchanges as soon as possible.  This will affect a very limited number of jobs within the Crucell Group, including a few at Crucell Holland.  The effect for these employees will either be a change in their activities or a redundancy.  Where possible and appropriate, efforts will be made to find replacement jobs, either within or outside the organisation (including jobs within the acquiring party’s organisation).  The number of people involved is very limited and these individuals have already been informed of the potential consequences following completion of the Offer. Employees who nevertheless have to be made redundant will be treated in accordance with local customs.

The current employee participation structure at Crucell Holland will not change as a result of the intended transaction and the works council will not have to deal with a different contact person within Crucell, since it is expected that Crucell’s senior management will be retained following completion of the Offer.

7.22	Employee Consultation

The relevant and applicable employee consultation procedures have been completed.  The works council of Crucell Holland has rendered positive advice in respect of the intended support, recommendation and execution by the Crucell Boards of the Transactions, and in connection therewith the Governance Resolutions, the Asset Sale and the Post Offer EGM Resolution.  The Social-Economic Council (Sociaal-Economische Raad) has been notified of the Offer in accordance with the SER Merger Code.

7.23	Treasury Shares

At the date of this Offer Document, 35,684 Shares are legally and/or beneficially held by Crucell.

7.24	Protection Foundation

Pursuant to the Crucell Option Agreements, the Protection Foundation has the right to call up a number of protective preference shares in the capital of Crucell, equal to 100% of the ordinary share capital issued and outstanding before the exercise of such option.  This arrangement has been created as a protective measure for the benefit of the Company, its business and its stakeholders to fend off any threat to the continuity, independence or identity of the Company.  The Offer Conditions include a condition that the Protection Foundation will not issue protective preference shares (see Section 7.5(e) (Offer Conditions)).  Following Settlement, the protective preference shares will be abolished pursuant to the amendment of the Articles of Association upon adoption of the Governance Resolutions at the Offer EGM.  See Section 7.16 (Amendment of the Articles of Association).

7.25	Merger Agreement and Irrevocable Undertakings

The following is a summary of the material provisions of the Merger Agreement and the irrevocable undertakings agreed to by each member of the Crucell Management Board and each member of the Crucell Supervisory Board (such undertakings, the “Irrevocable Undertakings”).  The following descriptions of the Merger Agreement and the Irrevocable Undertakings do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Irrevocable Undertakings, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which you may examine and copy as set forth in Section 2 (Important Information).  Shareholders are encouraged to read the full text of the Merger Agreement and the Irrevocable Undertakings for a complete understanding thereof.

The Merger Agreement has been entered into between the Company and Cilag Holding on 6 October 2010. On [●] [●] 2010 Cilag Holding assigned all of its rights and obligations pursuant to the Merger Agreement to the Offeror.

7.25.1	The Offer

The Merger Agreement provides that, so long as the Merger Agreement has not been terminated, the Offeror is required to make and commence the Offer on the terms and subject to the conditions set forth in the Merger Agreement.  The Merger Agreement further provides that the Offeror is required to keep the Offer open for acceptance for a period of at least 55 days, and in any event not less than 20 United States business days (as defined in Rule 14d-1(g) of the Exchange Act).  The obligation of the Offeror to declare the Offer unconditional (het bod gestand doen) and accept Shares for payment or, subject to all applicable laws regarding the transactions contemplated by the Merger Agreement (the “Merger Rules”), pay for any Shares tendered and not withdrawn are subject to the Offer Conditions that are described in Section 7.5 (Offer Conditions).

Extensions of the Offer

The Merger Agreement provides that the Offeror may, in its sole discretion, decide to extend the Acceptance Period in accordance with the Merger Rules as long as the Offer Conditions have not been satisfied or waived; provided that, subject to the Offeror’s termination rights contained in the Merger Agreement, the Offeror is required to extend the Acceptance Period if any of the Offer Conditions (other than the Offer Conditions set forth in Section 7.5(d) (adoption of Governance Resolutions at Offer EGM), (e) (absence of Protective Foundation’s right to exercise its call option or initiation of an inquiry proceeding), (h) (absence of AFM notification with respect to certain provisions of the Decree), (l) (no Alternative Proposal) or (m) (no termination of the Merger Agreement)) has not been satisfied or waived.  However, the Offeror will in no event be required to extend the Offer beyond 6 July 2011.  The Merger Agreement further provides that the Offeror will determine the length of any extension to the Acceptance Period, but the Offeror is required to consult with the Company and consider in good faith the reasonable suggestions made by the Company with respect to the length of any extension.

Post-Acceptance Period and Subsequent Offering Period

The Merger Agreement provides that, if and when the Offeror declares the Offer unconditional, the Offeror must publicly announce a post-acceptance period (na-aanmeldingstermijn) and a subsequent offering period (in accordance with Rule 14d-11 under the Exchange Act) (collectively, the “Subsequent Offering Period”) and accept, against payment of the relevant Offer Price, each Share that is tendered and not withdrawn within such period.  No Proxies will be solicited from Shareholders that tender their Shares in the Subsequent Offering Period.

Subject to the Offer being declared unconditional, and for so long as the number of Shares that are held by the Johnson & Johnson Group at the time represent less than 95% of the issued share capital (geplaatst kapitaal) of the Company held by others than the Company on a fully diluted basis.  Johnson & Johnson has agreed with Crucell to use its commercially reasonable efforts to, subject to required regulatory clearance if applicable, acquire Shares at a price up to the Offer Price through market purchases at Euronext Amsterdam after the Subsequent Offering Period.

7.25.2	Option Plans

Pursuant to the Merger Agreement, subject to the Offer being declared unconditional (gestanddoening):

●
all Options to subscribe for Ordinary Shares of the Company pursuant to the Option Plans will become fully and unconditionally vested and exercisable and may be exercised as of the Unconditional Date (all performance criteria of Options will be deemed to have been satisfied or fulfilled in full); and

●
all outstanding Options will be acquired by the Offeror and the holder of any of these Options will, without the need for any action on his or her behalf, be entitled to receive, as soon as practicable following the Unconditional Date, a single lump sum cash payment (the “Option Payment”) equal to the excess of the Offer Price over the exercise price per Ordinary Share of the Option multiplied by the number of Ordinary Shares issuable upon exercise of the Option; provided that the Company and the Offeror may agree on an alternative method pursuant to which all Options outstanding as of the Unconditional Date will be either cancelled (with the holder thereof being entitled to receive, in full satisfaction of the rights of the holder with respect thereto, as soon as practicable following the Unconditional Date, a single lump sum cash payment equal to the Option Payment in respect of such holder’s Options) or exercised and irrevocably tendered into the Offer prior to the Acceptance Closing Date.

The Merger Agreement provides that all amounts payable with respect to the above Options will be subject to any required tax withholding.

The Merger Agreement further provides that the Company will ensure, and will procure that the Crucell Boards ensure, that, following the Settlement Date, no holder of any Option (or former holder of an Option) or any current or former participant in any option plan, benefit plan or benefit agreement, in each case other than the Offeror or any of its Affiliates, will have any right thereunder to acquire any capital stock of the Company (or any successor entity with or into which the Company may be combined in any Post Closing Restructuring) or any Group Company, or the Offeror or any of its Affiliates, or any other equity interest therein.

7.25.3	Representations and Warranties

In the Merger Agreement, the Company has made representations and warranties to the Offeror in respect of the business of the Crucell Group, including representations and warranties relating to:  organisation, standing and corporate power; subsidiaries; authority; solvency; capitalisation; noncontravention; listing and securities laws; filings with governmental authorities and disclosure documents; financial statements; absence of certain changes or events; absence of undisclosed liabilities; litigation; contracts; compliance with laws; environmental matters; employee benefit plans; labour relations; no excess parachute payment; taxes; title to properties; intellectual property; brokers and other advisers; regulatory compliance; insurance; and information supplied.

In the Merger Agreement, the Offeror has made certain representations and warranties to the Company, including representations relating to:  organisation, standing and corporate power; authority; noncontravention; capital resources; and information supplied.

Certain representations and warranties of the Company are qualified as to materiality or “Material Adverse Effect”.

These representations and warranties were made solely for purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement and were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate.  The representations and warranties may apply contract standards of “materiality” that are different from “materiality” under applicable securities laws.  In addition, the Merger Agreement provides that the representations and warranties of the Company are given solely for the purpose of Offer Condition 7.5(n) (veracity of representations and warranties) and subclauses (c) or (d) of Section 7.25.12 (Termination), and in the event of a breach of such representations and warranties (other than a wilful and material breach) no other remedy shall be available to the Offeror than the remedies available under the Merger Agreement with respect to the non-satisfaction of that Offer Condition or any right of termination pursuant to Section 7.25.12 (Termination).

7.25.4	Operating Covenants

The Merger Agreement obligates the Company to, from the date of the Merger Agreement to the earliest of (1) the Settlement Date or (2) the date on which the Merger Agreement is terminated in accordance with the provisions thereof (the “Interim Period”), and cause its Group Companies to (x) conduct its or their business and operations in all material respects in the ordinary course of business consistent with past practice and (y) to the extent consistent with the foregoing, use its or their respective commercially reasonable efforts to preserve their business organisations in a state of operation at least as good as their current state of operation and maintain existing relations and goodwill with governmental authorities, customers and lessees, suppliers, creditors and other persons with which they have business dealings and to keep available the services of their present employees and agents (except to the extent the covenants and restrictions described in the next paragraph prohibit the Company and its respective Group Companies from complying with the foregoing).

In addition, during the Interim Period, the Company and its Affiliates (which includes, with respect to specified operating covenants and restrictions, PERCIVIA, LLC) are subject to customary operating covenants and restrictions (subject to certain customary exceptions and unless otherwise consented to in writing by the Offeror or required by applicable law), including, but not limited to, restrictions relating to changes in the Company’s group structure; the declaration or payment of dividends; the amendment of the Articles of Association; the sale, disposition, license or encumbrance of properties or assets; the issuance, redemption or disposition of capital stock or certain other securities; the grant or transfer of any option in respect of Ordinary Shares; the incurrence of indebtedness; the acquisition of businesses or assets; the entry into or amendment or termination of certain contracts, including, but not limited to, research, development and clinical trial contracts; the entry into or termination of any material agreement relating to real property; the making of advances and investments; the making of capital expenditures; the sale, transfer or license of material intellectual property; the amendment of the organisation and powers of the Crucell Boards; the adoption, amendment or termination of employee compensation, benefits and retirement plans; the taking of certain actions to fund or secure payment or vesting of compensation or benefits; the acceleration of vesting or payment of benefits; the initiation or settlement of litigation or the cancellation of indebtedness or the waiver of certain claims and benefits; the revaluation of material assets; and certain restrictions related to tax issues.

7.25.5	Access to Information

The Merger Agreement provides that, during the Interim Period, to the extent legally permitted, the Company will (1) allow the Offeror and its officers, employees, accountants, counsel, financial advisers and other advisers and agents reasonable access (including for the purpose of coordinating integration activities and transition planning with the employees of the Company and its Affiliates) to the Company’s directors, employees, premises, documents and advisers and (2) will furnish the Offeror and its advisers, as soon as reasonably practicable, with regular updates on tax and financial results and developments material to the Company and/or the Group Companies (including copies of all correspondence or written communication with any government entity, except for immaterial correspondence) and all information and documentation as may be reasonably requested by the Offeror in connection with the transactions contemplated by the Merger Agreement, including information that was not previously made available to the Offeror due to confidentiality concerns.

7.25.6	Rule 14d-10 Matters

The Merger Agreement provides that the Company will not, after the date of the Merger Agreement, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, officer, employee or independent contractor of the Company or any Group Company, unless, prior to the entry into, establishment, amendment or modification, the compensation committee of the Crucell Supervisory Board (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any action) shall have taken all steps as may be necessary to (1) approve as an “employment compensation, severance or other employee benefit arrangement” (within the meaning of Rule 14d-10(d)(1) under the Exchange Act) each such plan, program, agreement or arrangement and (2) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

7.25.7	Recommendations

The Merger Agreement obligates the Crucell Boards and each member of the Crucell Boards not to withdraw, amend or qualify the Recommendation and not make any contradictory statements as to their position with respect to the Offer unless the Company has terminated the Merger Agreement in accordance with its terms.

7.25.8	Shareholders Meetings

The Merger Agreement obligates the Company, on or prior to the date of this Offer Document, to give notice of and convene the Offer EGM no later than six Business Days prior to the initial Acceptance Closing Date in order to provide its shareholders with required information concerning the Offer, recommend the Offer to the Company’s shareholders in conformity with the Position Statement, propose the Governance Resolutions and recommend their adoption to the Company’s shareholders.  The Company is required to reasonably do, and procure to be done, all those things necessary to ensure that the Governance Resolutions are adopted at such meeting.

The Merger Agreement further obligates the Company, in a timely manner prior to the Acceptance Closing Date, to give notice of and convene the Post Offer EGM with a record date on the third business day after the Acceptance Closing Date to be held 28 days thereafter.  However, if, before the date of the Post Offer EGM, the Johnson & Johnson Group holds at least 95% of the issued share capital (geplaatst kapitaal) of the Company held by others than the Company (on a fully diluted basis), then the meeting will be cancelled.

If the Acceptance Period is extended, a new Post Offer EGM will be required to be convened (or, if practicable, the previously scheduled Post Offer EGM will be postponed and reconvened) and a new record date set (which record date shall be the third business day following the Acceptance Closing Date (after giving effect to such extension)) in accordance with the above, which shall be the date of the new Post Offer EGM and the earlier meeting will be cancelled (or, if practicable, postponed and reconvened in lieu of such new Post Offer EGM).  A Shareholder’s Proxy will apply to such rescheduled and reconvened meeting and there is no need for a Shareholder to take any further action with respect to the Proxy.

If the Offer is declared unconditional (gestand wordt gedaan) (unless the Post Offer EGM is cancelled in accordance with the above), at the Post Offer EGM the shareholders shall be requested to vote for the Post Offer EGM Resolution.

7.25.9	Exclusivity Provisions

The Merger Agreement contains provisions prohibiting (subject to certain exceptions as described below and in the Merger Agreement) each of the Company and the Group Companies, as well as their respective directors, managing directors, officers, supervisory directors, managers, employees, contractors, financial, legal and other advisers and other representatives (collectively, “Relevant Persons”), from directly or indirectly:

●
soliciting, initiating or encouraging, or knowingly taking any other action to facilitate, the making of any offer or proposal relating to, or that could reasonably be expected to lead to, directly or indirectly, in one transaction or a series of transactions, an Alternative Transaction; and

●	entering into or continuing any discussions or negotiations with, or furnishing information to, any third party with respect to an Alternative Transaction.

The Merger Agreement also provides that, except with respect to matters disclosed to the Offeror prior to the date of the Merger Agreement and to which the Offeror has agreed that this obligation does not apply, the Company is obligated to use its commercially reasonable efforts to cause all persons (other than the Offeror) who have been furnished confidential information regarding the Company or any Group Company in connection with the solicitation of or discussion regarding an Alternative Transaction within the twelve months prior to the date of the Merger Agreement to promptly return or destroy such information.

The Merger Agreement further provides that, in the event that the Company and/or any of the Crucell Boards receive an Alternative Proposal which in the reasonable opinion of the Crucell Boards, taking into account their fiduciary duties and having consulted their financial and legal advisers, is reasonably likely to lead to a Superior Offer (as defined below) (a “Potential Superior Offer”), the Company is required to promptly (and in any event within twenty-four hours) notify the Offeror in writing of the name of the relevant third party and its advisers, the proposed consideration, transaction structure, the pre-offer conditions and offer conditions, the financing terms and structure, the antitrust laws and other regulatory requirements that need to be complied with prior to closing of the Potential Superior Proposal and all other material terms thereof to the extent available to the Company.  The Company is required to keep the Offeror promptly informed of any further developments in relation to the Potential Superior Offer, and to provide the Offeror with any other information required by the terms of the Merger Agreement.

The Merger Agreement obligates the Company and the Crucell Boards to reaffirm the Board Recommendation within ten Business Days following receipt of a written request by the Offeror to provide such reaffirmation following an Alternative Proposal.  If, and only if, the details of the Alternative Proposal have become public, the Company and the Crucell Boards must make such reaffirmation by way of public announcement.

In the event that the Crucell Boards are unable to make a determination regarding whether an Alternative Proposal constitutes a Potential Superior Offer solely as a result of an inconsistency, ambiguity or lack of clarity on the face of an Alternative Proposal, then the Company may, after notifying the Offeror of the receipt of such Alternative Proposal in accordance with the terms of the Merger Agreement, contact the party making the Alternative Proposal solely to the extent necessary to clarify such inconsistency, ambiguity or lack of clarity.

In the event the Company receives an Alternative Proposal that has been determined to be a Potential Superior Offer, the Company and the Crucell Boards are entitled to explore the Potential Superior Offer, engage in discussions or negotiations with, and provide information to the third party making the Potential Superior Proposal, provided that the Offeror receives the same information as provided to the third party, whereby due diligence information provided by the Company to the third party will, to the extent practicable, simultaneously be provided by the Company to the Offeror.  Prior to providing any information or data to any person in connection with the Potential Superior Offer, the proposing party is required to sign a confidentiality agreement on terms no less stringent than those of the confidentiality agreement between the Offeror and the Company, dated 3 August 2010, as amended on 6 October 2010.

If, at the conclusion of evaluation by the Crucell Boards of any Potential Superior Offer, the Potential Superior Offer is not determined to be a Superior Offer, the Company is required to promptly notify the Offeror and, in addition to the right of the Offeror to require the Company and the Crucell Boards to reaffirm their support and recommendation as described above, the Offeror will again have the right to require the Company and the Crucell Boards to reaffirm their support and recommendation of the Offer on the terms and conditions specified in the Merger Agreement.  If, and only if, the details of the Potential Superior Offer become public, the Company and the Crucell Boards are required to reaffirm their support and recommendation of the Offer by way of a public announcement.

If a Potential Superior Offer is determined by the Crucell Boards to constitute a Superior Offer, then the Company is required to notify the Offeror in writing promptly (but in any event within twenty-four hours) of such determination (the “Second Notice”).  The Company is required to keep the Offeror promptly informed of any material developments in relation to the Superior Offer, and to provide the Offeror with any other information required by the terms of the Merger Agreement.

The Offeror will have five Business Days following the date on which it has received the Second Notice in respect of the Superior Offer (the “Revised Offer Period”) to make a revision of the Offer.  During the Revised Offer Period, the Offeror and the Company will discuss the terms and conditions thereof.

If the Offeror makes a Revised Offer (as defined below) within the Revised Offer Period, the Company is not entitled to accept the Superior Offer or to terminate the Merger Agreement, and the Company and the members of the Crucell Boards remain bound to the terms and conditions of the Merger Agreement, including with respect to future (Potential) Superior Offers.  If the Offeror does not make a Revised Offer within the Revised Offer Period (or, if earlier, if the Offeror notifies the Company in writing of its intent not to make a Revised Offer), then (1) the Company may accept the Superior Offer; provided that (A) such acceptance must be made within five business days after the earlier of the end of the Revised Offer Period and the date of any written notice by the Offeror of its intent not to submit a Revised Offer, with written notice thereof concurrently provided to the Offeror, and (B) simultaneously with such acceptance, the Company must terminate the Merger Agreement in accordance with the terms of the Merger Agreement and pay the €20,232,000 termination fee required by the Merger Agreement, and (2) the Offeror may immediately terminate the Merger Agreement in accordance with the terms of the Merger Agreement and become entitled to receive the €20,232,000 termination fee payable by the Company pursuant to the terms of the Merger Agreement.

If the Offeror makes a Revised Offer or the Company does not accept the Superior Offer, in addition to the right of the Offeror to require the Company and the Crucell Boards to reaffirm their support and recommendation as described above, the Offeror shall have the right to require the Company and the Crucell Boards to reaffirm their support and recommendation of the Offer on the terms and conditions set out in the Merger Agreement.  If, and only if, the details of the Superior Offer have become public, the Company and the Crucell Boards are required to reaffirm their support and recommendation of the Offer by way of a public announcement.

The Merger Agreement obligates the Company to promptly (and in any event within twenty-four hours) notify the Offeror of any Alternative Proposal (including any Alternative Proposal that may become a Potential Superior Offer or a Superior Offer), any material modification of or material amendment to, and any material changes in status of, any such Alternative Proposal, or any inquiry or request for non-public information relating to the Company or any Group Company or for access to the properties, books or records of the Company or any Group Company by any person.  The notice to the Offeror is required to be made orally and in writing and is required to indicate the identity of the person or persons making such Alternative Proposal or inquiry or requesting non-public information or access to the properties, books or records of the Company or any Group Company, and include a copy of such Alternative Proposal (including the most recent drafts of all documentation and correspondence in respect thereof) or, if not in writing, a written summary in reasonable detail of the material terms of such Alternative Proposal, inquiry or request or modification or amendment to any such Alternative Proposal (including the proposed consideration, transaction structure and the conditions to such Alternative Proposal (including conditions to the making of such Alternative Proposal)) and other proposed material terms of the Alternative Proposal.

As used in the Merger Agreement and in this Offer Document:

●	an “Alternative Proposal” means a proposal for an Alternative Transaction.

●
an “Alternative Transaction” means (1) the acquisition (by tender offer, exchange offer or otherwise), by a person or a group of persons acting in concert, directly or indirectly, of 10% or more of the issued and outstanding Shares or 10% or more of any class of equity securities of the Company, (2) a legal merger, demerger, recapitalisation, business combination or other transaction directly or indirectly involving the Company that would result in the acquisition, directly or indirectly, of 10% or more of the total voting power of the Company by a person or a group of persons acting in concert or (3) the acquisition, by a person or a group of persons acting in concert, directly or indirectly, of assets or businesses representing in value 10% or more of the Company’s total assets or assets or businesses that constitute 10% or more of the Company’s total revenues or net income.

●
a “Revised Offer” means an offer on overall terms and conditions which are, in the reasonable opinion of the Crucell Boards, taking into account their fiduciary duties and having consulted their financial and legal advisers, at least equal to the Superior Offer from the point of view of the Company’s shareholders and other stakeholders, taking into account the overall terms and conditions of the Superior Offer and the revised offer by the Offeror, the certainty and timing thereof, including the pre-offer conditions and offer conditions and compliance with antitrust laws and regulatory requests.

●
a “Superior Offer” means a bona fide written offer or proposal relating to an Alternative Transaction, which is not solicited, encouraged, initiated or knowingly facilitated by the Company or any Relevant Persons, for a (1) a full public offer (volledig bod) as defined in the Decree for the Shares, (2) a legal merger, demerger, recapitalisation, business combination or other transaction directly or indirectly involving the Company resulting in the acquisition by a person or group of persons acting in concert (or their respective shareholders), directly or indirectly, of all or substantially all of the outstanding Shares or (3) an acquisition by a person or group of persons acting in concert of all or substantially all the assets of the Company, in any such case made by a party who, in the reasonable opinion of the Crucell Boards, is a bona fide third party and which proposal in the reasonable opinion of the Crucell Boards, taking into account their fiduciary duties and having consulted their financial and legal advisers, is more beneficial to the Company’s shareholders and other stakeholders than the Offer taking into account the overall terms and conditions set out in the Merger Agreement (including any proposed binding changes to the terms of the Merger Agreement proposed by the Offeror in response to such Alternative Proposal or otherwise) and, with respect to such Alternative Proposal, taking into account the overall terms and conditions of such Alternative Proposal and taking into account the certainty and timing thereof, including the pre-offer conditions and offer conditions, any financing condition or contingency and compliance with antitrust laws and regulatory requests, provided that (x) the consideration payable to the Company’s shareholders in connection with such Superior Offer shall exceed the valuation of the Company based on the per Share offer price of the existing offer by at least 9%, (y) the Superior Offer is binding on the third party and (z) the consideration payable in a subsequent offer may not consist of any debt securities, or any securities which are not publicly traded on a regulated market.

The terms set forth in this Section 7.25.9 apply to any consecutive Alternative Proposal or (Potential) Superior Offer, including a Superior Offer following a Revised Offer.  A Superior Offer following a Revised Offer means a Superior Offer of which the consideration and the terms and conditions are in the reasonable opinion of the Crucell Boards, taking into account their fiduciary duties and having consulted their financial and legal advisers, more beneficial to the Shareholders and the Company’s other stakeholders than the Revised Offer, taking into account the overall terms and conditions in the Merger Agreement (including any proposed changes thereto proposed by the Offeror and any (Potential) Superior Offer (including the certainty and timing thereof).  However, clause (x) in the proviso of the immediately preceding paragraph does not apply to a consecutive (Potential) Superior Offer.

7.25.10	Anti-trust Notifications and Submissions

The Merger Agreement provides that the Offeror and the Company are required, as soon as practicable after the date of the Merger Agreement, to prepare and file with the relevant competition authorities the notices and applications necessary to satisfy the Offer Condition set forth in Section 7.5(c) (anti-trust approvals and clearances) or otherwise as necessary to comply with antitrust laws in respect of the transactions contemplated by the Merger Agreement.  The Merger Agreement requires that the Offeror and the Company fully and promptly cooperate with each other and their respective advisers in the preparation of the anti-trust filings and in their response to any request for additional data or information and otherwise in connection with the satisfaction of the Offer Condition set forth in Section 7.5(c) (anti-trust approvals and clearances).

The Merger Agreement further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties is required to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using its commercially reasonable efforts to accomplish the following:  (1) the taking of all acts necessary to cause the conditions set forth in Section 7.5(c) (anti-trust approvals and clearances) to be satisfied as soon as practicable, (2) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from government entities and the making of all necessary registrations and filings (including filings with government entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any government entity and (3) the obtaining of all necessary consents, approvals or waivers from third parties; provided that none of the Company or the Offeror is required to make any payment to any third parties or concede anything of value to obtain consents.  Nothing in the Merger Agreement requires the Offeror to agree to, or proffer to, divest or hold separate any assets or any portion of any business of the Offeror, its Affiliates, the Company or any Group Company.

7.25.11	Governance

Following completion of the Offer, the Crucell Supervisory Board will consist of (1) nine individuals designated by the Offeror and (2) the two Continuing Crucell Directors.  The Continuing Crucell Directors will serve as members of the Crucell Supervisory Board until such time as Post Closing Restructuring of the Company following the Offer has been finalised and, as a result of such Post Closing Restructuring, no minority shareholder holds an equity interest in the Company.  In their position as members of the Crucell Supervisory Board during such period, the Continuing Crucell Directors will monitor and protect the interests of all the Company’s stakeholders, including in particular monitoring the interests of any minority shareholders.  At the completion of the Offer, the composition of the Crucell Management Board of the Company will remain the same.

If after the Unconditional Date (i) the Post Closing Restructuring then proposed to be taken differs materially from a compulsory acquisition procedure (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or the takeover buy-out procedures in accordance with article 2:359c of the DCC or from the Business Purchase Agreement or (ii) in any other circumstance, Crucell proposes to enter into a transaction or take any action (x) that would reasonably be expected to have a material and adverse effect on any minority shareholders or (y) with respect to which all other members of the Crucell Supervisory Board would have a conflict of interest under applicable law, then the affirmative vote of each Continuing Crucell Director will be required prior to implementing any such Post Closing Restructuring or the entry into any such transaction or the taking of any such action.

Following the Unconditional Date, any vacancy on the Crucell Supervisory Board resulting from the resignation, removal, death or incapacity of a Continuing Crucell Director shall be filled by another member of Crucell’s Supervisory Board (as of the date of the Merger Agreement) designated by the departing Continuing Crucell Director (or, in the absence of such a nomination, by the then-remaining Continuing Crucell Director), subject to the Offeror’s approval, not to be unreasonably withheld, which designated member meets the criteria for independence set out in best practices III.2.2 of the Dutch corporate governance code.  In the event of any such designation, Crucell will procure that the Crucell Supervisory Board will propose such designee for appointment at the next general meeting of Shareholders following such designation.  Such person designated (and, if applicable, approved) shall be deemed a Continuing Crucell Director.

7.25.12	Termination

The Merger Agreement may be terminated:

(a)	if the Offeror and the Company so agree in writing;

(b)
by either the Company or the Offeror if any pre-Offer conditions are not satisfied or waived by the relevant party in accordance with the Merger Agreement before the date of expiry of the maximum allowable period of time under Dutch law to launch the Offer after the parties announce the execution of the Merger Agreement; provided that the non-satisfaction of the relevant pre-Offer condition(s) is not due to a breach by the terminating party of any of its obligations under the Merger Agreement or any agreement resulting therefrom;

(c)
by either the Company or the Offeror if any of the Offer Conditions have not been satisfied or waived by the relevant party in accordance with the Merger Agreement before the earlier of (x) 6 July 2011 or (y) the business day following the expiry of the maximum allowable period of time for the Offer to remain open following its commencement under Dutch law; provided that the non-satisfaction of the relevant Offer Condition(s) is not due to a breach by the terminating party of any of its obligations under the Merger Agreement or any agreement resulting therefrom;

(d)
by either the Company or the Offeror in the event of a material breach of the Merger Agreement by the other party, which material breach (1) would give rise to the failure of an Offer Condition and (2) is incapable of being remedied prior to the Long-Stop Date, or has not been remedied by the other party prior to the Long-Stop Date after receipt of a written notice by the terminating party;

(e)	by the Company or the Offeror under specified circumstances in the event of a Superior Offer as described above; or

(f)
by the Offeror if (1) the Company or the Crucell Boards have withdrawn, amended or qualified the Recommendation or made any contradictory statements as to their position with respect to the Offer in breach of the Merger Agreement or (2) either the Company or the Crucell Boards have failed to reaffirm their Recommendation within ten business days following receipt of a written request by the Offeror to provide such reaffirmation following an Alternative Proposal.

7.25.13	Termination Fee

To induce Cilag Holding to enter into the Merger Agreement and to induce the Offeror to pursue and make the Offer, and as compensation for the opportunity costs and other costs incurred by the Johnson & Johnson Group in connection with the Offer, the Merger Agreement contemplates that a termination fee of €20,232,000 (the “Termination Fee”) will be payable by the Company to the Offeror under any of the following circumstances:

●
the Merger Agreement is terminated by the Company or the Offeror under specified circumstances (i.e., those described in Section 7.25.12 (e) and (f) (Termination) above) in the event of a Superior Offer; and

●
if (1) prior to the Closing Date, a public announcement has been made indicating that a third party has made, is preparing or increases an Alternative Proposal (or an Alternative Proposal is made directly to the Company’s shareholders), (2) thereafter the Merger Agreement is terminated by either the Offeror or the Company because of the non-satisfaction or non-waiver of any of the Offer Conditions before the Long-Stop Date and (3) within 12 months after such termination, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Alternative Proposal.

For purposes of clause (3) of the immediately preceding sentence only, the term “Alternative Proposal” shall have the meaning assigned to such term elsewhere in this Offer Document, except that all references to “10%” in such definition as set forth elsewhere in this Offer Document shall be deemed to be references to “40%” for purposes of such clause (3).

7.25.14	Amendment

The Merger Agreement may only be amended or supplemented in writing.

7.25.15	Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the Netherlands, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.25.16	Irrevocable Undertakings

Each member of the Crucell Management Board and each member of the Crucell Supervisory Board has entered into an Irrevocable Undertaking in which such member has irrevocably agreed (i) subject to the Offer being declared unconditional (gestanddoening), to accept the Offer in respect of all Shares currently held or in the future acquired by such member and to tender all such Shares and grant Proxies in respect of such Shares no later than the last day of the Acceptance Period, and to tender any Shares that have been issued to such member after the expiration of the Offer during the Subsequent Offering Period, (ii) not to withdraw any Shares tendered into the Offer or revoke any Proxy granted, unless the Offer shall have terminated or expired or the Irrevocable Undertaking has been revoked, (iii) to vote in any general meeting of shareholders of the Company in favour of any resolutions proposed to any general meeting of shareholders of the Company proposed by the Crucell Management Board and the Crucell Supervisory Board, the adoption of which constitutes an Offer Condition, or any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such general meeting of shareholders, (iii) to sell any Shares that such member receives following the Settlement Date to the Offeror and (iv) to certain restrictions on the transfer of such member’s Shares and on the ability of such member to enter into any other arrangements inconsistent with the Irrevocable Undertaking.  The Irrevocable Undertaking may only be revoked in the event that the Crucell Management Board and the Crucell Supervisory Board withdraw their recommendation of the Offer in accordance with the Merger Agreement, or if the Merger Agreement has otherwise been terminated in accordance with its terms.

7.26	Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement

On 28 September 2009, Crucell entered into several agreements with JHC, an Affiliate of Johnson & Johnson, including the Equity Purchase Agreement, the Shareholder Agreement and the Registration Rights Agreement.

The following descriptions of the Equity Purchase Agreement, the Shareholder Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Equity Purchase Agreement and the Shareholder Agreement, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which you may examine and copy as set forth in Section 2 (Important Information).  Shareholders are encouraged to read the full text of the Equity Purchase Agreement and the Shareholder Agreement for a complete understanding thereof.

7.26.1	Equity Purchase Agreement

Pursuant to the Equity Purchase Agreement, the Company issued 14,626,984 of its shares to JHC, at a price of EUR 20.63 and in exchange received an aggregate amount equal to EUR 301,754,680.  The number of shares issued to JHC represented 17.9% of the outstanding share capital of the Company after such issuance.  The Equity Purchase Agreement contained customary representations and warranties relating to Crucell, JHC and the acquired shares and contained certain standard conditions precedent as well as a condition precedent relating to entry into the Collaboration Agreements.

7.26.2	Shareholder Agreement

The Shareholder Agreement, which remains in full force and effect at the date of this Offer Document, includes the following principal terms:

Standstill

For three years following the share issuance date, JHC and its Affiliates may not, without Crucell’s prior approval, purchase or acquire any Shares or securities of Crucell convertible into, or exercisable or exchangeable for, or otherwise giving the holder thereof any rights in respect of, Shares or commence a public offer for the Shares, if, in either case, the consummation of such purchase or acquisition or public offer would result in JHC and its Affiliates in the aggregate beneficially owning (assuming the exercise, exchange or conversion of all our securities held by them), directly or indirectly, more than 17.9% of the Shares.  Customary exceptions apply to the standstill.  The foregoing shall not prevent the Offeror or any of its Affiliates from communicating with the Company to request permission to make, or negotiate the terms of, a public offer for the Shares, so long as the Offeror and its Affiliates do not publicly disclose such communication, request or the terms thereof prior to the time the public offer for the Shares is publicly announced by Crucell and the Offeror for the first time (eerste aankondiging) in accordance with Dutch public offer rules.

Drag Along Right

If Crucell receives a bona fide public offer from a third party and (i) the Crucell Management Board and Crucell Supervisory Board have endorsed, approved, recommended or otherwise supported such public offer, (ii) the holders of at least 70% of the issued and outstanding Shares (including those held by JHC and/or its Affiliates) have tendered their shares to the third party in connection with such public offer and (iii) JHC and/or any of its Affiliates do not have a bona fide matching (x) counter public offer to the Shareholders or (y) other proposal involving the acquisition by a third party of more than 30% of the Shares or assets pending, JHC and its Affiliates shall agree to tender and sell all their shares in such public offer.

Pre-Emptive Right

If Crucell plans to issue any shares or any securities convertible into, or exercisable or exchangeable for, or otherwise giving the holder thereof any rights in respect of, shares, JHC has the right to purchase in such offer such number of shares to maintain its proportionate ownership interest in Crucell on a fully diluted basis (disregarding equity based awards under the Employee stock ownership plan (ESOP)) (subject to customary exceptions). JHC’s pre-emptive right shall expire and no longer be available upon JHC (together with its affiliates) ceasing to beneficially own at least 12% of the Shares.

Approval Rights

Crucell may not without the approval of JHC: (i) commence a tender offer or repurchase of Shares if the consummation of such tender offer or repurchase would result in JHC holding more than 18% of the issued and outstanding Shares, (ii) grant options or other equity awards in excess of the amounts authorised under the ESOP or (iii) amend the Articles of Association in a manner that would create a new class of securities, or make the current rights of the general meeting of Shareholders subject to proposals of the Crucell Management Board and/or Crucell Supervisory Board or subject to other limitations. JHC’s approval right shall expire and no longer be available upon JHC (together with its affiliates) ceasing to beneficially own at least 10% of the issued and outstanding Shares.

7.26.3	Registration Rights Agreement

Pursuant to the Registration Rights Agreement, JHC was granted certain customary rights regarding the registration under the U.S. Securities Act 1933, as amended (the “Securities Act”), of the Shares issued to it pursuant to the Equity Purchase Agreement.  Under the terms of the Registration Rights Agreement, Crucell agreed (i) to file with the SEC a registration statement on Form F-3 (or any successor form or other appropriate form under the Securities Act ) relating to the offer and sale of all of the Ordinary Shares issued to JHC as a result of the equity purchase no later than 90 days from the closing date of the equity purchase and to cause the initial registration statement to remain continuously effective for not less than two years, subject to certain exceptions; (ii) to file with the SEC up to six shelf registration statements within 45 days of JHC’s request for a shelf registration and to cause such shelf registration statement to remain continuously effective for not less than 90 days, subject to certain exceptions; (iii) to provide JHC with the right to include its Shares in certain of Crucell’s registrations of any securities; and (iv) to bear the costs of any registration expenses.  The Registration Rights Agreement contains covenants and indemnities that are customary for private placements by public companies.

8.	EXTRAORDINARY GENERAL MEETINGS OF CRUCELL SHAREHOLDERS

The First EGM will be held on 10 December 2010, at 14:00 hours Dutch time, at the Hilton Hotel, Apollolaan 138, 1077 BG Amsterdam, the Netherlands.  During this meeting, the Offer will be discussed.  The information necessary for the Shareholders to adequately assess the Offer is included in this Offer Document.  The First EGM has been convened and the agenda of the First EGM has been published by Crucell in accordance with the Articles of Association.

The Offer EGM will be held on January [●] 2011, at [●] hours Dutch time, at [●], Amsterdam, the Netherlands. During this meeting, the Offer will be discussed in accordance with article 18 of the Decree and the Governance Resolutions proposed at the Offer EGM will be resolved upon.  The information necessary for the Shareholders to adequately assess the Offer is included in this Offer Document. The Offer EGM has been convened and the agenda of the Offer EGM has been published by Crucell in accordance with the Articles of Association.

The Post Offer EGM is scheduled to take place after Settlement, but to have its record date on the third Business Day after the Acceptance Closing Date (i.e., prior to Settlement), allowing the Shareholders to whom the Offer is directed to give a Proxy to the Offeror or its designee to vote to approve the Crucell Management Board’s resolution to transfer the business of Crucell to the Offeror if the Asset Sale as potential Post Closing Restructuring is to be pursued.  If the Acceptance Period is extended, a new Post Offer EGM will be convened (or, if practicable, the previously scheduled Post Offer EGM will be postponed and reconvened) and a new record date set.  A Shareholder’s Proxy that has previously been validly granted will apply to such rescheduled and reconvened meeting, and there is no need for a Shareholder to take any further action with respect to the Proxy in order for it to continue to be valid.  The Post Offer EGM will be cancelled (i) if before the date of the Post Offer EGM, the Johnson & Johnson Group holds at least 95% of the issued share capital (geplaatst kapitaal) of Crucell held by others than Crucell (on a fully diluted basis) in which case the Buy-Out will be initiated or (ii) if the Offer is terminated without the Offeror purchasing any Shares pursuant to the Offer.  The Offeror will have the right to vote all Proxies it has obtained in favour of the Post Offer EGM Resolution (see Section 6.5 (Solicitation of Proxies)).

9.	INFORMATION REGARDING CRUCELL

The information contained in this Section has been compiled on the basis of the annual reports and the annual accounts of Crucell for the last three financial years and other public sources. The Offeror has not carried out a separate investigation into the correctness or completeness of this information. Copies of these annual reports and annual accounts are available at the offices of Crucell (see Section 2 (Important Information)).

9.1	Overview

Crucell is a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid) under Dutch company law, incorporated in Leiden, the Netherlands with the legal and commercial name Crucell N.V., registered under number 28087740.  Crucell’s principal executive offices are located at Archimedesweg 4, 2333 CN Leiden, the Netherlands.  The Company’s telephone number at such address is +31 (0)71 519 9100.

Crucell is a fully integrated biopharmaceutical company dedicated to bringing meaningful innovation to global health by developing, producing and marketing products to combat infectious diseases. Innovation is the driving force behind Crucell’s strong research and development pipeline, with promising products in pre-clinical and clinical development. Crucell product candidates include flu-mAb, an antibody product effective against a broad range of influenza virus strains, tuberculosis and malaria vaccines, as well as a rabies monoclonal antibody combination—all produced on Crucell’s unique PER.C6® human cell-line technology.

The sustainability of Crucell’s business is demonstrated by its solid balance sheet and strong cash flow. For a company of Crucell’s size, it invests heavily in research and development: Crucell’s research and development expenditures in 2009 were €70.2 million.

The Ordinary Shares are publicly traded on Euronext Amsterdam under the symbol “CRXL” and on SIX Swiss Exchange Zurich under the symbol “CRX”.  The ADSs are traded on NASDAQ under the symbol “CRXL.”

9.2	History

Crucell was incorporated on 9 October 2000, as the holding company for Crucell Holland, formerly called IntroGene B.V., following the combination of IntroGene B.V. and U-BiSys B.V.  In February 2006, Crucell acquired a controlling interest in the Swiss biotech company Berna Biotech AG in a share exchange. In September 2006, Crucell acquired the remaining 1.6% minority interest. Berna Biotech AG was founded in 1898. Prior to the acquisition, Berna was a fully integrated biotechnology company that marketed numerous vaccines on a global scale.

In October 2006, Crucell purchased, via its subsidiary Crucell Vaccines Inc., the assets and liabilities of the Florida-based Berna Products Corp. from Acambis plc. Berna Products Corp. was originally established in 1990 by Berna Biotech AG to market Vivotif, Berna’s oral typhoid fever vaccine, in the United States and Canada and was acquired by Acambis plc in 2003.

In November 2006, Crucell acquired the shares of Stockholm-based SBL Vaccin Holding AB from 3i and its other shareholders. SBL Vaccin Holding AB was a fully integrated independent Swedish biotechnology company. SBL Vaccin Holding AB’s main product was Dukoral. In addition, SBL Vaccin Holding AB had a sales and distribution organisation for vaccines in Scandinavia.

In November 2006, Crucell and its technology partner DSM Biologics opened the PERCIVIA PER.C6® Development Center in Cambridge, Massachusetts, United States of America. The joint venture was conceived and designed to develop further the PER.C6® cell line and provide turnkey solutions for the production of monoclonal antibodies and recombinant proteins. In September 2010, Crucell and DSM Biologics announced plans to expand the activities in the joint venture into a full biopharmaceutical company for the development of PER.C6®-based biobetter proteins and monoclonal antibodies as well as global licensing of the PER.C6® human cell line for production of third party monoclonal antibodies and other proteins.

On June 5, 2009 the Crucell Group established Crucell UK Ltd. On July 15, 2009 the Crucell Group purchased, via its subsidiary Crucell UK Ltd., selected assets and liabilities of UK-based Masta Ltd. The relevant assets acquired in the business combination pertained to the customer base and workforce of the UK fields activities of Masta Ltd.

In September 2009, Johnson & Johnson, through its affiliate, JHC, purchased 14,626,984 Ordinary Shares, which represent approximately 17.9% of Crucell’s total issued share capital as of the date of this Offer Document, for an aggregate purchase price of €301.8 million. In addition, Crucell and Johnson & Johnson entered into the Collaboration Agreements at such time.

In November 2009, Crucell announced the launch of the global Crucell brand, a consistent identity for its worldwide activities and products. The rebranding is designed to promote recognition of the Crucell name and what it stands for: bringing meaningful innovation to global health, with a focus on combating infectious diseases.

9.3	Group Structure

Crucell is a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid) under Dutch company law, incorporated in Leiden, the Netherlands with the legal and commercial name Crucell N.V., registered under number 28087740. Crucell was incorporated on 9 October 2000, as the holding company for Crucell Holland, formerly called IntroGene B.V., following the combination of IntroGene B.V. and U-BiSys B.V. Crucell’s corporate seat is in Leiden, the Netherlands and its principal executive office is located at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands. Crucell’s registered agent in the US is CT Corporation, 111 Eighth Avenue, New York, New York 10011, and Crucell has subsidiaries in the Netherlands, Switzerland, Spain, Portugal, Italy, Sweden, Korea, the United Kingdom and the United States.

Crucell’s most significant subsidiaries are:

Name	Legal seat ownership	Country
Crucell Holland B.V.	Leiden	Netherlands
U-BiSys B.V.	Utrecht	Netherlands
ChromaGenics B.V.	Leiden	Netherlands
Crucell Switzerland AG (prior: Berna Biotech AG)	Bern	Switzerland
Crucell Spain SA (prior: Berna Biotech España SA)	Madrid	Spain
Crucell Italy Srl (prior: Berna Biotech Italia Srl)	Milano	Italy
Berna Rhein B.V.	Leiden	Netherlands
Crucell UK Ltd.	Shipley, Bradford	United Kingdom
Berna Biotech Korea Corp.	Yoingin-City	Korea
Crucell Holdings Inc.	Wilmington, DE	United States
Crucell Vaccines Inc.	Wilmington, DE	United States
Crucell Biologics Inc.	Wilmington, DE	United States
Crucell Sweden AB (prior: SBL Vaccin AB)	Stockholm	Sweden

9.4	Business Objectives and Strategy

Crucell develops products that address currently unmet medical needs, particularly in the field of infectious diseases. Crucell has a fully integrated infrastructure for in-house development, production and marketing of vaccines, and Crucell is leveraging its knowledge in the vaccines field to excel in the antibodies market. Crucell’s competitive edge comes from its proprietary technology platforms like PER.C6®, which is ideally suited for the manufacture of vaccines and therapeutic proteins, such as antibodies. Compared to traditional production platforms, PER.C6® technology offers much higher yields at lower cost, as well as safety advantages. The markets in which Crucell operates, its technological knowledge and its quality marketed products position Crucell to be a major player in the multi-billion dollar biopharmaceutical arena.

Crucell focuses on the paediatric, travel & endemic and respiratory markets. Crucell’s core product portfolio includes Quinvaxem®, a fully liquid pentavalent vaccine against five important childhood diseases; Epaxal®, the only aluminum-free hepatitis A vaccine on the market; Vivotif® and Dukoral®, oral vaccines against typhoid and cholera; and Inflexal® V, a virosomal adjuvanted vaccine against influenza. In 2009 Crucell distributed more than 115 million doses of vaccines in over 100 countries, focusing strongly—but not exclusively—on unmet medical needs in developing countries.

9.5	Crucell Supervisory Board, Crucell Management Board and Employees

9.5.1	Crucell Supervisory Board

The Crucell Supervisory Board consists of the following members:

Mr. J.P. Oosterveld (born: 1944; nationality: Dutch), chairman

Mr. Oosterveld has served as chairman of Crucell’s Supervisory Board since June 2006 and as a member of the Supervisory Board since his appointment at the General Meeting of Shareholders on 3 June 2004. In 2004 he retired as a member of the Group Management Committee from Royal Philips Electronics N.V. after an international career of 32 years. At his retirement he was in charge of Corporate Strategy, Alliances, Restructuring and Redesign and the regional organisations; he was also the Chief Executive Officer of Philips Asia Pacific. In addition, he was the Chairman of the board of LG. Philips, a 50-50 joint venture between LGE and Philips, at the time the world’s largest LCD company. He holds a masters degree in mechanical engineering from the Technical University Eindhoven and an M.B.A. from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona, Spain. He became a professor at IESE in 2004. Mr. Oosterveld is a member of the Board of Barco, Belgium; Cookson Group, U.K.; and Candover Investments, U.K. He is also a member of the Supervisory Board of the University of Groningen and the Chancellor of the International Academy of Management.

Mr. W.M. Burns (born: 1947; nationality: British)

Mr. Burns has built a distinguished track record in the pharmaceutical industry over the past 40 years. His most recent position was as Chief Executive Officer of the Pharmaceuticals Division of Roche, which he headed for eight years to December 2009. Mr. Burns joined Roche in 1986, was promoted to Head of Global Business Development and Strategic Marketing in 1991, and was appointed to Roche’s Corporate Executive Committee in 2000. Before joining Roche, Mr. Burns worked at Beecham Pharmaceuticals for 17 years, starting as a management trainee in 1969 and taking on progressively senior positions in the UK and Japan. He holds a B.A. (Honours degree) in Business Economics from Strathclyde University, Scotland. Mr. Burns has represented Roche on the board of the European and international pharmaceutical industry associations EFPIA and IFPMA, and was Chairman of Interpharma, the Swiss research companies’ trade association. He has served on the board of Genentech and is currently a board member for Roche Holding AG and Chugai Pharmaceutical Co., Ltd.

Mr. S.A. Davis (born: 1957; nationality: American)

Mr. Davis has served as a member of Crucell’s Supervisory Board since June 2008. Mr. Davis is a Senior Adviser to McKinsey & Company’s Social Sector Office based in Seattle, Washington, United States of America. He is also a Senior Fellow in Intellectual Property at the University of Washington School of Law. He recently served as the interim Chief Executive Officer of the Infectious Disease Research Institute (IDRI). Previously, Mr. Davis was Chief Executive Officer of Corbis Corporation, a global digital media company. He has held positions with the United Nations High Commission for Refugees and several refugee resettlement programs. Currently, he is a member of the Board of Trustees for PATH, a non-profit organisation focused on improving public health in the developing world, and the Fred Hutchinson Cancer Research Center, one of the world’s leading cancer centers, where he is Vice-Chair. He also holds board positions with The Seattle Foundation and Global Partnerships, and is a member of the Council on Foreign Relations. Mr. Davis holds a B.A. from Princeton University, an M.A. from the University of Washington and a Ph.D. in Law from Columbia University School of Law.

Mr. A.H.A. Hoevenaars (born: 1949; nationality: Dutch)

Mr. Hoevenaars has served as a member of Crucell’s Supervisory Board since June 2005. Mr. Hoevenaars is a chartered accountant in the Netherlands and his previous positions include, among others, Chairman of the Management Board of the Achmea Group; Chairman of the Board of Directors and Chairman/Chief Executive Officer of the Executive Board of Eureko B.V.; and Member of the Management Board and Chief Financial Officer of Royal Boskalis Westminster N.V. Currently Mr. Hoevenaars serves on several supervisory boards of companies and cultural, educational and social welfare institutions. He also is a consultant to several companies.

Mr. P.M. Satow (born: 1941; nationality: American)

Mr. Satow has served as a member of Crucell’s Supervisory Board since its incorporation. He worked 14 years with Pfizer, Inc. where his last position was Vice President, Pfizer Europe. From 1985 to 1997, he was Executive Vice President Marketing at Forest Laboratories, Inc. From 1998 to 1999 he was President of Forest Pharmaceuticals, and Executive Vice President of Forest Laboratories Inc. In addition to the Forest Laboratories board of directors, on which he served from 1999 to 2005, Mr. Satow is a former member of the board of directors of Eyetech Pharmaceuticals Inc. and Noven Pharmaceuticals Inc. Mr. Satow also co-founded and served as Chairman and Chief Executive Officer of JDS Pharmaceuticals LLC, a privately held company that was sold to Noven Pharmaceuticals Inc. in 2007.

Mr. J.S.S. Shannon (born: 1956; nationality: British)

Mr. Shannon has over 20 years of experience in senior positions involving pharmaceutical development and registration, most recently as Head of Global Development at Novartis Pharma AG in Switzerland. Mr. Shannon was Head of Regulatory Affairs at Sandoz in Basel when that company merged with Ciba-Geigy to form Novartis in 1996, and he headed the office responsible for integrating the two research and development organisations in the wake of the merger. He subsequently led the launch of Diovan (valsartan), which became Novartis’ lead product, and filled a number of other senior development positions, culminating in his appointment as Head of Global Development in 2005. Mr. Shannon retired from Novartis in 2008. He holds graduate and postgraduate degrees in medicine and cardiology from Queens University in Belfast, Ireland, and worked as a clinician for around seven years before joining the industry. He is currently President and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. and serves on the Boards of Arch Therapeutics, Endocyte Inc, Mannkind Corporation and Xanodyne Pharmaceuticals, Inc.

Mr. G.R. Siber (born: 1944; nationality: American)

Mr. Siber was appointed to Crucell’s Supervisory Board during the 2010 annual general meeting. He is a leading global authority in vaccine research and development, in which he has about 35 years of post-academic experience. As Executive Vice President and Chief Scientific Officer of Wyeth Vaccines, he oversaw the development and launch of at least six products over a 10-year period. Before that, he was Director of the Massachusetts Public Health Biologic Laboratories and Harvard Medical School Associate Professor of Medicine at Dana Farber Cancer Institute. Currently, Dr Siber is a scientific adviser to the PATH Pneumococcal Vaccine Project, Gates Maternal Immunization Program, Stop TB Task Force and several vaccine companies. He was appointed to the U.S. National Advisory Allergy and Infectious Diseases Council in 2010. He is Executive Chairman of Genocea Biosciences and Non-Executive Director of Selecta Biosciences, Inc., both in Boston, Massachusetts, United States of America. Dr. Siber holds a medical degree from McGill University in Canada, and specialized in internal medicine and infectious diseases at Rush Medical Center in Chicago and Beth Israel and Children’s Hospital at Harvard Medical School in Boston, Massachusetts, United States of America.

Mr. F.F. Waller (born: 1958; nationality: Dutch)

Mr. Waller was appointed as a member of Crucell’s Supervisory Board at the annual general meeting of shareholders on 5 June 2009. He was Chief Financial Officer and a board member of Corporate Express N.V. (previously Buhrmann) from 1999 until 2008. Mr. Waller was a member of the Supervisory Board and Audit Committee of Univar N.V. from 2005 until 2007. From 1984 until 1999, Mr. Waller held various senior finance and operational positions at Unilever N.V./Plc. Currently he is Chief Financial Officer and board member of Pon Holdings B.V. and is a member of the Supervisory Board of Klaverblad, a local insurance company in the Netherlands. Mr. Waller holds a Master of Science degree in Business Economics from Erasmus Universiteit of Rotterdam and is a chartered accountant.

Mr. C.E. Wilhelmsson (born: 1939; nationality: Swedish)

Mr. Wilhelmsson has served as a member of Crucell’s Supervisory Board since May 2003. He was previously the Executive Director of Research and Development of AstraZeneca plc from 1999 to July 2002, responsible for AstraZeneca’s global research and development. He joined Astra in 1985 and held various positions until the company merged with Zeneca in 1999. Prior to working for Astra, he was a lecturer and researcher at the University of Göteborg in Sweden, where he also completed his medical education and Ph.D. He currently serves on the boards of a number of biotechnology and start-up companies. Mr. Wilhelmsson previously served on the board of AstraZeneca plc.

9.5.2	Crucell Management Board

The Management Board of Crucell consists of the following members:

Mr. R.H.P. Brus (born: 1963; nationality: Dutch), President and Chief Executive Officer

Mr. Brus is Crucell’s President and Chief Executive Officer. He has been a member of Crucell’s Management Committee since the Company’s incorporation and was formerly Chief Operating Officer (March 2003 to January 2004) and Chief Business Officer (October 2000 to February 2003). Prior to that, he was Executive Vice President for Business Development when he joined Crucell in 1997. From 1994 to 1996 he was product planning physician at Forest Laboratories in New York and from 1990 to 1994 he was Medical Director for Zambon B.V. He holds a medical degree from the University of Groningen, the Netherlands. Mr. Brus is Chairman of the Management Board.

Mr. L. Kruimer (born: 1958; nationality: Dutch), Chief Financial Officer

Mr. Kruimer has been Chief Financial Officer of the Company since he joined Crucell in 1998 and is a member of Crucell’s Management Board and Management Committee. Prior to Crucell, he held interim executive positions at Pepsico and Royal Boskalis Westminster. From 1993 to 1995, he was Managing Director for Continental Europe at TIP Europe, a unit of GE Capital. Prior to that he held senior executive positions at Kwik-Fit Europe and Continental Can Europe. He was a consultant with McKinsey & Co. and started his career at PriceWaterhouse & Co. in New York. He holds an M.B.A. from the Harvard Graduate School of Business Administration and an undergraduate degree from the University of Massachusetts. He is a CPA in New York State.

Mr. C. de Jong (born: 1961; nationality: Dutch), Chief Operating Officer

Mr. De Jong joined Crucell as Chief Operating Officer in September 2007. He became a member of Crucell’s Management Board in May 2008. Prior to that he worked at Quest International in Naarden, the Netherlands, as a member of the Board responsible for the Flavours Division. Prior to Quest, he worked as Managing Director of DSM Anti-Infectives. In 1989, he started his career at Gist Brocades, holding a variety of roles in Business Development, Strategy and General Management before the company’s acquisition by DSM in 1998. He holds a medical degree and earned an M.B.A. at the Erasmus University Rotterdam, the Netherlands.

Dr. Jaap Goudsmit (born: 1951; nationality: Dutch), Chief Scientific Officer

Mr. Goudsmit is Crucell’s Chief Scientific Officer and is responsible for all research and development activities. He became a member of Crucell’s Management Board in January 2004. He joined Crucell in 2001 as Senior Vice President for Vaccine Research and became a member of Crucell’s Management Committee in July 2002. Prior to that, he held various positions at the Academic Medical Center at the University of Amsterdam and was Chairman of the Research Institute for Infectious Diseases and the Institute for Science Education. Since 1989, he has been a professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree and a Ph.D. from the University of Amsterdam, the Netherlands.

9.5.3	Employees

At the date of this Offer Document, approximately 1,365 people worldwide are employed by the Crucell Group.

9.6	Capital and Shares

The authorised share capital of Crucell amounts to EUR 75,000,000 divided into: 156,250,000 ordinary shares and 156,250,000 preference shares, each with a nominal value of EUR 0.24. At the date of this Offering Document, (i) the Company’s total issued and outstanding share capital amounted to EUR 19,618,112.40, divided in 81,742,135 Ordinary Shares with a per share nominal value of EUR 0.24 per share, out of which 35,684 Ordinary Shares were held legally and/or beneficially by the Company and (ii) there were 14,291,845 ADSs outstanding, each representing one Ordinary Share, and together representing 17.5% of the issued and outstanding Ordinary Shares.  No preference shares are currently issued and outstanding.

9.7	Main Shareholders

The following holdings are registered in the public register of the AFM as of 12 November 2010, and the data included in the table below is derived solely from the applicable filings by the Shareholders with the AFM, including the reproduction of the accompanying footnotes from such filings:

Name	Number of			% of capital interest attached to the issued share capital		% of the voting rights attached to the issued share capital
	Ordinary Shares	ADSs	Call-options	directly	indirectly	directly	indirectly
Johnson & Johnson	14,626,984	0	0	0.00%	18.0%	0.00%	18.00%
A. van Herk	7,698,265	440,576	50,000	0.00%	10.02%1	0.00%	10.02%2
Aviva plc (Delta Lloyd)	3,604,854	0	0	0.00%	4.44%	0.00%	4.44%
Global Opportunities (GO) Capital Asset Management B.V.	2,404,940	0	0	[3.69]%	0.00%	[3.69]%	0.00%
Stichting Preferente Aandelen Crucell	59,312,900	0	0	100%3	0.00%	0.00%	0.00%

1. Of which 0.06% represents potential interests in the issued share capital.
2. Of which 0.60% represents potential interests in the issued share capital.
3. Of which 100% represents potential interests in the issued share capital.

Pursuant to the Crucell Option Agreements, the Protection Foundation has the right to call up a number of protective preference shares in the capital of Crucell, equal to 100% of the ordinary share capital issued and outstanding before the exercise of such option.  This arrangement has been created as a protective measure for the benefit of the Company, its business and its stakeholders to fend off any threat to the continuity, independence or identity of the Company.

9.8	Share Price of Crucell

The Ordinary Shares are publicly traded on Euronext Amsterdam under the symbol “CRXL” and on SIX Swiss Exchange Zurich under the symbol “CRX”.  The ADSs are traded on NASDAQ under the symbol “CRXL.”  The following tables set forth, for the periods indicated, the high and low sales prices per Share on each such exchange for the periods indicated.  Share prices are as reported based on published financial sources.

“CRXL” (Euronext Amsterdam):

	High	Low
Fiscal Year Ended 31 December 2008
Third Quarter 2008	€12.48	€8.67
Fourth Quarter 2008	€12.25	€7.40
Fiscal Year Ended 31 December 2009
First Quarter 2009	€17.61	€10.79
Second Quarter 2009	€17.25	€14.04
Third Quarter 2009	€17.60	€14.73
Fourth Quarter 2009	€15.71	€12.53
Fiscal Year Ended 31 December 2010
First Quarter 2010	€15.70	€13.60
Second Quarter 2010	€15.98	€14.03
Third Quarter 2010	€24.95	€14.35

“CRX” (SIX Swiss Exchange):

	High	Low
Fiscal Year Ended 31 December 2008
Third Quarter 2008	CHF19.75	CHF14.25
Fourth Quarter 2008	CHF17.60	CHF11.10
Fiscal Year Ended 31 December 2009
First Quarter 2009	CHF26.10	CHF17.45
Second Quarter 2009	CHF26.15	CHF19.00
Third Quarter 2009	CHF26.85	CHF22.00
Fourth Quarter 2009	CHF23.00	CHF19.10
Fiscal Year Ended 31 December 2010
First Quarter 2010	CHF22.50	CHF19.00
Second Quarter 2010	CHF22.50	CHF19.00
Third Quarter 2010	CHF32.70	CHF19.10

“CRXL” (NASDAQ ADSs):

	High	Low
Fiscal Year Ended 31 December 2008
Third Quarter 2008	$18.18	$13.00
Fourth Quarter 2008	$16.58	$ 9.42
Fiscal Year Ended 31 December 2009
First Quarter 2009	$24.08	$15.45
Second Quarter 2009	$24.40	$18.40
Third Quarter 2009	$25.53	$21.24
Fourth Quarter 2009	$22.62	$19.48
Fiscal Year Ended 31 December 2010
First Quarter 2010	$21.48	$18.58
Second Quarter 2010	$21.07	$16.96
Third Quarter 2010	$33.56	$18.035

The following charts set forth, for the period indicated, the historical sales prices per Share on each of Euronext Amsterdam, SIX Swiss Exchange Zurich and NASDAQ.  Share prices are as reported based on published financial sources.

 “CRXL” (Euronext Amsterdam)

   “CRX” (SIX Swiss Exchange)

 “CRXL” (NASDAQ ADSs)

9.9	Options

Under the Option Plans, 7,047,774 Options are outstanding at the date of this Offer Document.

9.10	Equity Holdings of the Members of the Crucell Boards

9.10.1	Options and Shares Held by Members of the Crucell Management Board

The members of the Crucell Management Board held the following Options and Shares on the date the Offer Document was submitted to the AFM for formal approval:

Name of Holder	Shares	% Total Shares	Options		Present Status	Year of Grant	Year of Expiration	Exercise Price (in Euro)	Gross Proceeds Options (in Euro)
R.H.P. Brus	239,202	0.29%	140,000		unconditional	2003	2011	3.49	2,976,400
			90,000		unconditional	2003	2011	2.64	1,989,864
			125,000		unconditional	2003	2011	5.94	2,351,138
			300,000	1	conditional	2008	2013	12.23	3,756,000
			72,340	2	conditional	2009	2016	10.82	1,008,058
			58,717		conditional	2010	2017	13.96	633,556
L. Kruimer	28,195	0.03%	10,000		unconditional	2003	2011	3.49	212,600
			75,000		unconditional	2003	2011	5.94	1,410,683
			150,000	3	conditional	2008	2013	12.23	1,878,000
			38,980	4	conditional	2009	2016	10.82	543,186
			31,100	5	conditional	2010	2017	13.96	335,568
C. de Jong	5,406	0.01%	185,000	6	conditional	2007	2012	14.58	1,881,450
			200,000	7	conditional	2008	2013	12.23	2,504,000
			150,000	8	conditional	2010	2015	14.01	1,611,000
			41,310	9	conditional	2009	2016	10.82	575,654
			34,204	10	conditional	2010	2017	13.96	369,062
J. Goudsmit	169,276	0.21%	125,000		unconditional	2003	2011	5.94	2,351,138
			150,000	11	conditional	2008	2013	12.23	1,878,000
			46,776	12	conditional	2009	2016	10.82	651,824
			37,321	13	conditional	2010	2017	13.96	402,693
	442,079	0.54%

1. These Options are conditionally granted and under normal circumstances vest at the end of a three-year performance period starting June 2, 2008. The conditionally granted Options include a market condition that is taken into account when estimating the fair value of the equity instruments granted. The market condition is an absolute total shareholder return of plus 50% share value measured three years after the grant. In accordance with the Option Plans, it has been resolved by the Crucell Supervisory Board that these Options will vest in full as a consequence of the Offer. The gross proceeds upon settlement of these Options in connection with the Offer are set out in the last column.

2. These Options are conditionally granted LTI Options. At the annual General Meeting of Shareholders in 2008, the shareholders of the Company approved the revised LTI plan for the Management Board. Under the terms of the LTI plan, Options are conditionally granted and under normal circumstances vest at the end of a three-year performance period. The conditionally granted Options include a market condition that is taken into account when estimating the fair value of the equity instruments granted. The number of LTI Options that vest are based on the fulfilment of the LTI performance condition. On the vesting date, the Company’s Total Shareholder Return (‘TSR’) performance is measured against the performance of the NASDAQ Biotechnology Index during the performance period. The positive difference in percentages, if any, between the Company’s TSR compared to the performance of the NASDAQ Biotechnology Index, determines the number of LTI Options that vest on the vesting date. Depending on the level of achievement of these market measures, at the end of three years, the number of shares vesting could be 0%-200% of the number of Options originally granted. In accordance with the Option Plans, it has been resolved by the Crucell Supervisory Board that these Options will vest in full as a consequence of the Offer. It is expected that market measures will be achieved in full which is reflected in this table. The expected gross proceeds upon settlement of these Options in connection with the Offer are set out in the last column.

3. Please see note 1 above.

4. Please see note 2 above.

5. Please see note 2 above.

6. The vesting period of these Options is four years and under normal circumstances every year 25% of the Options vest. In accordance with the Option Plans, it has been resolved by the Crucell Supervisory Board that Options (to the extent unvested) will vest in full as a consequence of the Offer. The gross proceeds upon settlement of these Options in connection with the Offer are set out in the last column.

7. Please see note 1 above.

8. Please see note 6 above.

9. Please see note 2 above.

10. Please see note 2 above.

11. Please see note 1 above.

12. Please see note 2 above.

13. Please see note 2 above.

9.10.2	Transactions by Members of the Crucell Management Board in the Year Prior to the Date of Public Announcement of the Availability of the Offer Document

On 10 December 2009, Mr. Brus exercised 20,000 Options against an exercise price of € 3.49 and subsequently sold 20,000 Ordinary Shares for € 14.44 per Share.  On 5 March 2010, he was granted 58,717 Options against an exercise price € 13.96, exercisable in 2017.  On 18 March 2010, he exercised 40,000 Options against an exercise price of € 3.49 and subsequently sold 40,000 Ordinary Shares for € 15.44 per Share.

On 9 February 2010, Mr. Kruimer exercised 20,000 Options against an exercise price of € 3.49 and 40,000 Options against an exercise price of € 5.94 and he subsequently sold 60,000 Ordinary Shares for € 14.01 per Share.  On 3 March 2010, he exercised 10,000 Options against an exercise price of € 5.94 and subsequently sold 10,000 Ordinary Shares for € 14.65 per Share. On 5 March 2010, he was granted 31,100 Options with an exercise price of € 13.96, exercisable in 2017.

On 5 March 2010, Mr. de Jong was granted 34,204 Options with an exercise price of € 13.96, exercisable in 2017. On 29 March 2010, he was awarded 150,000 Options against an exercise price of € 14.01, exercisable in 2015.

On 5 March 2010, Mr. Goudsmit was granted 37,321 Options with an exercise price of € 13.96, exercisable in 2017.

9.10.3	Options and Shares Held by Members of the Crucell Supervisory Board

The members of the Crucell Supervisory Board held the following Options and Shares on the date the Offer Document was submitted to the AFM for formal approval:

Name of Holder	Shares	% Total Shares	Options	Year of expiration	Exercise Price (in Euro)	Gross Option Payment (in Euro)
J.P. Oosterveld	14,500	0.02%	0

P.M. Satow	77,710	0.10%	22,000	2011	3.49	467,720
			10,000	2011	6.48	182,697

C.E. Wilhelmsson	12,500	0.02%	10,000	2011	6.48	182,697

A. Hoevenaars	12,500	0.02%	0

F. Waller	2,500	0.003%	0

S.A. Davis	7,500	0.01%	0

J.S.S. Shannon	2,500	0.003%	0

W.M. Burns	2,500	0.003%	0

G.R. Siber	2,500	0.003%	0

Total	134,710	0.16%

9.10.4	Transactions by Members of the Crucell Supervisory Board in the Year Prior to the Date of Public Announcement of the Availability of the Offer Document

The compensation for all members of the Crucell Supervisory Board consists of a fixed fee in cash and an annual equity component, which is customary practice in the biotechnology sector. The annual equity component equals 2,500 Ordinary Shares, to be held by the member of the Crucell Supervisory Board for as long as the individual is a member of the Crucell Supervisory Board. The remuneration for the year 2011 will, where it concerns the members of the Crucell Supervisory Board that will resign upon consummation of the Offer, be paid on a pro rata basis up to the date of their resignation. The equity component will be monetised at the Offer Price. Under the current remuneration policy for the Crucell Supervisory Board, options are no longer granted to members of the Crucell Supervisory Board.

On 7 December 2009, Mr. Oosterveld exercised 10,000 Options against an exercise price of € 11.55 and subsequently sold 10,000 Ordinary Shares for € 14.48 per Share. On 9 February 2010, he was granted 2,500 Ordinary Shares by the Company.

On 7 December 2009, Mr. Satow exercised 10,000 Options against an exercise price of € 11.55 and subsequently sold 8,100 Ordinary Shares for € 14.48 per Share. On 9 February 2010, he was granted 2,500 Ordinary Shares by the Company.

On 7 December 2009, Mr. Hoevenaars exercised 10,000 Options against an exercise price of € 11.55 and subsequently sold 10,000 Ordinary Shares for € 14.48 per Share. On 9 February 2010, he was granted 2,500 Ordinary Shares by the Company.

On 7 December 2009, Mr. Wilhelmsson exercised 10,000 Options against an exercise price of € 11.55 and subsequently sold 10,000 Ordinary Shares for € 14.48 per Share. On 9 February 2010, he was granted 2,500 Ordinary Shares by the Company.

On 9 February 2010, Mr. Waller was granted 2,500 Ordinary Shares by the Company.  As Mr. Waller was formally appointed as a member of the Crucell Supervisory Board in February 2010, the annual grant of Shares to this member of the Crucell Supervisory Board was formalised on 9 February 2010.

On 9 February 2010, Mr. Davis was granted 2,500 Ordinary Shares by the Company.  As Mr. Davis was formally appointed as a member of the Crucell Supervisory Board in February 2010, the annual grant of Shares to this member of the Crucell Supervisory Board was formalised on 9 February 2010.

On 7 June 2010, Mr. Siber was granted 2,500 Ordinary Shares by the Company.  As Mr. Siber was formally appointed as a member of the Crucell Supervisory Board in June 2010, the annual grant of Shares to this member of the Crucell Supervisory Board was formalised on 7 June 2010.

On 7 June 2010, Mr. Shannon was granted 2,500 Ordinary Shares by the Company.  As Mr. Shannon was formally appointed as a member of the Crucell Supervisory Board in June 2010, the annual grant of Shares to this member of the Crucell Supervisory Board was formalised on 7 June 2010.

On 7 June 2010, Mr. Burns was granted 2,500 Ordinary Shares by the Company.  As Mr. Burns was formally appointed as a member of the Crucell Supervisory Board in June 2010, the annual grant of Shares to this member of the Crucell Supervisory Board was formalised on 7 June 2010.

10.	INFORMATION REGARDING JOHNSON & JOHNSON, CILAG HOLDING AND THE OFFEROR

10.1	Overview of Johnson & Johnson, Cilag Holding and the Offeror

Johnson & Johnson is a New Jersey corporation, incorporated in the State of New Jersey in 1887, with its principal executive offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, U.S.A.  The telephone number of Johnson & Johnson is +1 (732) 524-0400.  Johnson & Johnson and its subsidiaries have approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field.  Johnson & Johnson is a holding company, which has more than 250 operating companies conducting business in virtually all countries of the world.  Johnson & Johnson’s primary focus has been on products related to human health and well-being.

Cilag Holding is a company incorporated under the laws of Switzerland with its principal executive offices located at Landis + Gyrstrasse 1, CH-6300 Zug, Switzerland.  The telephone number of Cilag Holding is +41 41 725 50 50.  Cilag Holding is a wholly owned subsidiary of Johnson & Johnson.  On [●] [●] 2010 Cilag Holding assigned all of its rights and obligations pursuant to the Merger Agreement to the Offeror.

The Offeror is a private company with limited liability incorporated under the laws of the Netherlands with its principal executive offices located at Paul Janssenweg 150, 5026 RH Tilburg, The Netherlands.  The telephone number of the Offeror is [●].  The Offeror is a wholly owned direct subsidiary of Cilag Holding, which is an indirect wholly owned subsidiary of Johnson & Johnson.  The Offeror was formed solely for the purpose of engaging in the Offer and the other transactions contemplated by the Merger Agreement and has not engaged in any other business activities. Pursuant to Article 1:1 of the Wft, each of the Offeror and Johnson & Johnson qualifies as an offeror in respect of the Offer.

10.2	Johnson & Johnson’s Board of Directors and Executive Officers

Directors and Executive Officers of Johnson & Johnson.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Johnson & Johnson.  The current business address of each person is One Johnson & Johnson Plaza, New Brunswick, New Jersey, 08933, U.S.A., and the current business phone number of each person is +1 (732) 524-0400.  All directors and officers listed below are citizens of the United States, except for Ian E. L. Davis, who is a citizen of the United Kingdom.  Except as described below, none of the directors and executive officers of Johnson & Johnson listed below has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Mary Sue Coleman, Ph.D.	Director of Johnson & Johnson since 2003.

President of the University of Michigan. Served as President of the University of Michigan since August 2002 and is also Professor of Biological Chemistry at the University of Michigan Medical School and Professor of Chemistry at the University of Michigan College of Literature, Science and the Arts. Served as President of the University of Iowa from 1995 to July 2002. Prior to 1995, served as Provost and Vice President for Academic Affairs at the University of New Mexico, Vice Chancellor for Graduate Studies & Research and Associate Provost and Dean of Research at the University of North Carolina at Chapel Hill, and as a member of the Biochemistry faculty and as an administrator at the Cancer Center of the University of Kentucky at Lexington. Also serves as a Fellow of the American Academy of Arts and Sciences and the American Association for the Advancement of Science, as Director of Meredith Corporation and as Trustee of the John S. and James L. Knight Foundation and the Gerald R. Ford Foundation. Member of the Audit and the Science & Technology Advisory Committees of Johnson & Johnson.

James G. Cullen	Director of Johnson & Johnson since 1995.

Retired President and Chief Operating Officer of Bell Atlantic Corporation. Held various executive positions at Bell Atlantic Corporation, including Vice Chairman between 1995 and 1998 and President between 1993 and 1995 and served as President and Chief Executive Officer of Bell Atlantic New Jersey, Inc. from 1989 to 1993. Serves as Director of Neustar, Inc., Prudential Financial, Inc., and Eisenhower Medical Center and serves as Director and non-executive Chairman of Agilent Technologies, Inc. Chairman of the Audit Committee and member of the Nominating & Corporate Governance Committee of Johnson & Johnson.

Ian E. L. Davis	Director of Johnson & Johnson since 2010.

Former Chairman and Worldwide Managing Director of McKinsey & Company, having served as Worldwide Managing Director from 2003 until 2009.  Prior to becoming Chairman and Managing Director, he was Managing Partner of McKinsey’s practice in the United Kingdom and Ireland.  Serves as a Director of Teach for All, Director of the International Advisory Committee of the King Abdullah Petroleum Studies and Research Centre, is a member of the President’s Council at the University Tokyo, and is a non-executive director of global energy group, BP plc.

Michael M.E. Johns, M.D.	Director of Johnson & Johnson since 2005.

Chancellor of Emory University. Has served since October 2007 as Chancellor of Emory University, where he previously served as Executive Vice President for Health Affairs and Chief Executive Officer of the Robert W. Woodruff Health Sciences Center from 1996 to 2007 and as Chairman of the Board of Emory Healthcare from 1996 to 1997. Served as Dean of the Johns Hopkins School of Medicine and Vice President of the Medical Faculty at Johns Hopkins University from 1990 to 1996 and as Past Chair of the Council of Teaching Hospitals. Fellow of the American Association for the Advancement of Science. Also a member of the Institute of Medicine, a member of the editorial board of the Journal of the American Medical Association (JAMA) and Chairman of the Publication Committee of the journal Academic Medicine. Also Director of Genuine Parts Company. Member of the Compensation & Benefits and the Science & Technology Advisory Committees of Johnson & Johnson.

Susan L. Lindquist, Ph.D.	Director of Johnson & Johnson since 2004.

Member of the Whitehead Institute and Professor of Biology at the Massachusetts Institute of Technology. Member of the Whitehead Institute, a non-profit, independent research and educational institution, since 2001 and Director of the Whitehead Institute from 2001 to 2004. Investigator for the Howard Hughes Medical Institute (HHMI) since 2006. Albert D. Lasker Professor of Medical Sciences, Department of Molecular Genetics and Cell Biology at the University of Chicago. Also elected to the American Academy of Arts and Sciences in 1996, the National Academy of Sciences in 1997, the American Philosophical Society in 2003 and the Institute of Medicine in 2006. Member of the Science Advisory Council for the MacArthur Foundation and the Scientific Advisory Board for the Stowers Institute for Medical Research. Co-founder of FoldRx Pharmaceuticals, Inc., a private start-up company. Member of the Science & Technology Advisory and the Public Policy Advisory Committees of Johnson & Johnson.

Anne M. Mulcahy	Director of Johnson & Johnson since 2009.

Retired Chairman and Chief Executive Officer, Xerox Corporation, positions she held for eight years.  Director of Citigroup Inc. since 2004 and The Washington Post Company since 2008.  Former Director of Federal National Mortgage Association from 2000 to 2004, Target Corporation from 1997 to 2009, and Xerox Corporation from 2000 to May 2010.

Leo F. Mullin	Director of Johnson & Johnson since 1999.

Retired Chairman and Chief Executive Officer of Delta Air Lines, Inc. Served as Chief Executive Officer of Delta Air Lines, Inc. between 1997 and 2003 and Chairman between 1999 and 2004. Senior Advisor, on a part-time basis, to Goldman Sachs Capital Partners, a private equity fund group. Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from 1995 to 1997. Also held various executive positions in First Chicago Corporation, including President and Chief Operating Officer from 1993 to 1995 and served as Chairman and Chief Executive Officer of American National Bank, a subsidiary of First Chicago Corporation, from 1991 to 1993. Director of ACE Limited and the Juvenile Diabetes Research Foundation. Member of both The Business Council and the Advisory Board of the Carter Center. Chairman of the Public Policy Advisory Committee and member of the Audit Committee of Johnson & Johnson.

William D. Perez	Director of Johnson & Johnson since 2007.

Retired President and Chief Executive Officer of the Wm. Wrigley Jr. Company since 2006. Before joining Wrigley, Mr. Perez served as President and Chief Executive Officer of Nike, Inc. and held various positions with S.C. Johnson & Son, Inc., including as its President and Chief Executive Officer for eight years. Director of Wm. Wrigley Jr. Company, the Hispanic Scholarship Fund, the Boys & Girls Club of Chicago and the Grocery Manufacturers Association. Member of the Cornell University Council. Member of the Compensation & Benefits and the Public Policy Advisory Committees of Johnson & Johnson.

Charles Prince	Director of Johnson & Johnson since 2006.

Chairman, Sconset Group. Vice Chairman and Chairman of the Board of Advisors of Stonebridge International LLC since September 2008. Chief Executive Officer of Citigroup Inc. from 2003 to 2007 and Chairman of Citigroup Inc. from 2006 to 2007. Chairman and Chief Executive Officer of Citigroup’s Global Corporate and Investment Bank from 2002 to 2003, Chief Operating Officer from 2001 to 2002, and Chief Administrative Officer from 2000 to 2001. Began his career as an attorney at U.S. Steel Corporation in 1975, and in 1979 joined Commercial Credit Company (a predecessor company to Citigroup) where he held various management positions until 1995, when he was named Executive Vice President. Director of Xerox Corporation. Also Member of the Council on Foreign Relations and The Business Council and Member of Board of Trustees of The Julliard School and the Brookings Institution. Chairman of the Nominating & Corporate Governance Committee and member of the Compensation & Benefits Committee of Johnson & Johnson.

David Satcher, M.D., Ph.D.	Director of Johnson & Johnson since 2002.

Director of the Center of Excellence on Health Disparities and Satcher Health Leadership Institute and the Poussaint-Satcher-Cosby Chair in Mental Health at the Morehouse School of Medicine since 2004. Served as Interim President of Morehouse School of Medicine between 2004 and 2006 and Director of the School’s National Center for Primary Care between 2002 and 2004. Served as the 16th Surgeon General of the United States until 2002 and as U.S. Assistant Secretary for Health from 1998 to 2001. Director of the Centers for Disease Control and Prevention and Administrator of the Agency for Toxic Substances and Disease Registry between 1993 and 1998. President of Meharry Medical College between 1982 and 1993. Also Fellow of the American Academy of Family Physicians, the American College of Preventive Medicine and the American College of Physicians. Member of the Boards of Action for Healthy Kids, American Foundation for Suicide Prevention, Kaiser Family Foundation and Task Force for Child Survival and Development. Co-Chair of the Advisory Committee on Public Issues of the Ad Council. Chairman of the Science & Technology Advisory Committee and member of the Public Policy Advisory Committee of Johnson & Johnson.

William C. Weldon	Director of Johnson & Johnson since 2001.

Chairman of the Board of Directors and Chief Executive Officer of Johnson & Johnson and Chairman of the Executive Committee of Johnson & Johnson. Mr. Weldon joined Johnson & Johnson in 1971, and served in several sales, marketing and international management positions before becoming President of Ethicon Endo-Surgery in 1992 and Company Group Chairman of Ethicon Endo-Surgery in 1995. Appointed to the Executive Committee and named Worldwide Chairman of the Pharmaceuticals Group in 1998. Director of J.P. Morgan Chase & Co. Also Member of The Business Council and the Sullivan Alliance to Transform America’s Health Profession. Trustee of Quinnipiac University and Member of Liberty Science Center Chairman’s Advisory Council and Chairman of the CEO Roundtable on Cancer.

Dominic J. Caruso
Vice President of Finance and Chief Financial Officer of Johnson & Johnson since 2007. Member of Johnson & Johnson’s Executive Committee. Chief Financial Officer for Centocor, Inc. from 1999 until 2001. Vice President of Finance for Ortho-McNeil Pharmaceutical between 2001 and 2003. Former Vice President, Group Finance for Medical Devices, and member of Medical Devices & Diagnostics Group Operating Committee.

Russel C. Deyo
Vice President, General Counsel and Chief Compliance Officer of Johnson & Johnson and Member of Executive Committee of Johnson & Johnson since 2004. Corporate Vice President, Administration, for Johnson & Johnson between 1996 and 2004. Associate General Counsel of Johnson & Johnson from 1991 to 1996.

Colleen Goggins
Worldwide Chairman of the Consumer Group of Johnson & Johnson and Member of Executive Committee since 2001. Since joining Johnson & Johnson in 1981, has served in various positions, including Director of Marketing of Johnson & Johnson GmbH, President of Johnson & Johnson Canada, President of Personal Products Company, President of Consumer Products Company and Company Group Chairman.

Alex Gorsky
Worldwide Chairman, Surgical Care Group of Johnson & Johnson and Member, Johnson & Johnson’s Executive Committee since January 2009. Head of Pharmaceuticals, North America and Chief Executive Officer for Novartis Pharmaceuticals Corporation from 2005 to 2009. Chief Operating Officer for Novartis Pharmaceuticals Corporation from 2004 to 2005. Company Group Chairman of Johnson & Johnson in Europe, the Middle East and Africa from 2003 to 2004.

Sherilyn McCoy
Worldwide Chairman, Pharmaceuticals Group and Member of Executive Committee of Johnson & Johnson since 2008. Company Group Chairman and Worldwide Franchise Chairman for Ethicon and Medical Devices & Diagnostics business in Latin America from 2005 to 2008. Joined Johnson & Johnson in 1982 and has held various positions, including Vice President of Research & Development and Global President of Baby and Wound Care franchise.

10.3	Board of Directors and Executive Officers of Cilag Holding

Directors and Executive Officers of Cilag Holding.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Cilag Holding.  The current business address of each person is Landis + Gyrstrasse 1, CH-6300 Zug, Switzerland, and the current business phone number of each person is +41 41 725 50 50.  All directors and officers listed below are citizens of the United States, except for Rolf Bäenziger, Heinz Schmid and Pascal Hoorn.  Except as described below, none of the directors and executive officers of Cilag Holding listed below has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rolf Bäenziger	Vice Chairman of the Board of Directors. Head of Pension Fund & Labor Law for Cilag AG since June 2008. Prior to June 2008, Human Resources Director for Cilag AG.

Heinz Schmid	Member of the Board of Directors. General Manager for Cilag GmbH International during the past five years.

David Bancroft	Chairman of the Board of Directors. Managing Director for Cilag AG during the past five years.

Pascal Hoorn
Member of the Board of Directors. Senior Finance Director for the Consumer Europe division of Cilag GmbH International since November 2008. Vice-President Finance for Cilag AG from August 2006 through October 2008. Prior to August 2006, Finance Director for Cilag GmbH International.

10.4	Board of Directors and Executive Officers of the Offeror

Directors and Executive Officers of the Offeror.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of the Offeror.  The current business address of each person is One Johnson & Johnson Plaza, New Brunswick, New Jersey, 08933, U.S.A., and the current business phone number of each person is +1 (732) 524-0400.  All directors and officers listed below are citizens of the United States, except for Hendrik Carel Meijerink and Peter Karel Jozef van Laeken.  Except as described below, none of the directors and executive officers of the Offeror listed below has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Peter Karel Jozef van Laeken	Director. Finance Director for JC Benelux since October 2010. Prior to October 2010, Finance Director for JC Switzerland.

Hendrik Carel Meijerink	Director. Finance Director for Centocor Europe since January 2008. Operations Controller for Centocor Europe from January 2006 through January 2008. Prior to January 2006, Senior Finance Director, Global M&A at Ferring Pharmaceuticals AG.

11.	FURTHER STATEMENTS REQUIRED BY THE DECREE

In addition to the other statements set out in this Offer Document, the Offeror and Johnson & Johnson with regard to subjects (b), (c), and (f), the Offeror, the management board of the Offeror and the Crucell Boards with regard to subjects (a), (e), (h) and (i) and Crucell with regard to subjects (d) and (g) hereby declare as follows:

(a)	There have been a number of discussions and consultations between Johnson & Johnson and Crucell regarding the Offer that are more fully described in Section 7.1 (Background of the Offer).

(b)
With due observance of and without prejudice to the restrictions referred to in Section 1 (Restrictions) and Section 2 (Important Information), the Offer concerns all Shares and applies on an equal basis to all Shares and Shareholders.

(c)
At the date of this Offer Document, Johnson & Johnson, through JHC, indirectly holds 14,626,984 Ordinary Shares (see Section 7.7 (Owned Shares)) and has obtained irrevocable undertakings from the members of the Crucell Boards with respect to 576,789 Ordinary Shares, and has no other indirect or direct interests in Crucell’s share capital.

(d)	Crucell has no interest in the share capital of the Offeror or Johnson & Johnson, whether directly or indirectly.

(e)
Section 7.7 (Owned Shares) sets forth the Shares indirectly held by the Johnson & Johnson Group and Section 9.10 (Equity Holdings of the Members of the Crucell Boards) sets forth the Shares held by certain members of the Crucell Supervisory Board and Crucell Management Board, and, other than as set forth in such sections, no securities issued by Crucell are held, no transactions or concluded agreements in respect of securities issued by Crucell have been effected or have been concluded and no similar transactions have been effected in respect of securities issued by Crucell, by the Offeror or Johnson & Johnson, any Affiliates of the Offeror or Johnson & Johnson, any members of the management board of the Offeror, any members of Johnson & Johnson’s board of directors, any of Johnson & Johnson’s executive officers or any members of the Crucell Boards nor by any of their spouses (echtgenoten), registered partners (geregistreerde partners), minor children (minderjarige kinderen) and any entities over which these members or other persons referred to have control (de zeggenschap hebben over) within the meaning of Annex A, paragraph 2, subparagraphs 5, 6, and 7 of the Decree.

(f)
The costs Johnson & Johnson and the Offeror have incurred and expect to incur in relation to the Offer amount to approximately EUR [●] million and relate to bank adviser fees, exchange agent fees, broker commissions, legal fees, financial and tax due diligence fees, public relations and communications advice and printing.  These costs will be borne by Johnson & Johnson.

(g)
The costs Crucell has incurred and expects to incur in relation to the Offer amount to approximately EUR [●] million and relate to fees of legal advisers, financial advisers, tax advisers, strategic advisers, accountants and communications advisers.  These costs will be borne by Crucell.

(h)	No remunerations will be paid to the Offeror’s directors and executive officers in connection with the Offer being declared unconditional (gestanddoening).

(i)
No remunerations will be paid to members of the Crucell Boards in connection with the Offer being declared unconditional (gestanddoening), and no severance payments will be made to the members of the Crucell Supervisory Board who will resign as per Settlement of the Offer.

12.	TAX ASPECTS OF THE OFFER

12.1	Netherlands Tax Aspects of the Offer

The following is a general summary of certain Netherlands tax consequences of the Offer for the Shareholders. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, this summary should be treated with corresponding caution. Shareholders should consult with their tax advisers with regard to the tax consequences of tendering their Shares pursuant to the Offer in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(a)
Shareholders if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in the Company under The Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(b)
Shareholders in the Company that are corporate legal entities that derive benefits from the Shares that are exempt under the participation exemption as laid down in The Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or would have been exempt under the participation exemption if such Shareholder were a taxpayer in the Netherlands. Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A Shareholder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(c)
Shareholders who are individuals for whom the Shares or any benefit derived from the Shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such Shareholder (as defined in The Netherlands Income Tax Act 2001); and

(d)
pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are exempt from corporate income tax in the Netherlands or another state of the European Union, Norway or Iceland.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, as in effect on the date of this Offer Document and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

12.1.1	Withholding Tax

A gain realised upon the sale of the Shares will be made free of withholding or deduction of, for or on account of, any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

12.1.2	Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individual”) or a non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands, any capital gains realised on the disposal of the Shares is taxable at the progressive income tax rates (with a maximum of 52%) if:

(a)
the Shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

(b)
the holder of the Shares is considered to perform activities with respect to the Shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the Shares that are (otherwise) taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Shares, the Shares are recognised as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the Shares, such as capital gains realised on the disposal of the Shares, are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Shares held by corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Entities”), including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20.0% applies with respect to taxable profits up to €200,000, the first bracket for 2010).

Non-residents of the Netherlands

A Shareholder will not be subject to Netherlands taxes on income or on capital gains in respect of any gain realised on the disposal of the Shares, provided that:

(i)
such Shareholder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes and, if such Shareholder is an individual, such Shareholder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands;

(ii)
such Shareholder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Shares are attributable; and

(iii)
in the event such Shareholder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Shares that go beyond ordinary asset management and does not derive benefits from the Shares that are (otherwise) taxable as benefits from other activities in the Netherlands.

12.1.3	Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of Shares on any payment in consideration for the disposal of the Shares.

12.1.4	Post Closing Restructuring and Future Legal Structures

Following Settlement, the Offeror may propose (where applicable) and implement (or cause to be implemented) restructuring measures, including, but not limited to: (i) a Buy-Out (see Section 7.15.2), (ii) an Asset Sale pursuant to the Business Purchase Agreement (see Section 7.15.3), (iii) a Legal Merger (see Section 7.15.4), (iv) a statutory legal demerger (juridische splitsing) as specified in article 2:334a et seq. of the DCC, (v) a contribution of cash and/or assets by the Offeror or by an Affiliate of the Offeror against the issuance of Shares or preference shares in the Company’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of other Shareholders could be excluded, (vi) a distribution of proceeds, cash and/or assets to the Shareholders, (vii) a liquidation of the Company, (viii) a contribution, sale, transfer and/or exchange of all or substantially all of the assets of the Company and/or of a Group Company directly or indirectly following a transfer of the assets of the Company to a Group Company, (ix) a conversion of Crucell into a private company with limited liability (see Section 7.15.3), (x) further purchases of Shares, subject to applicable law, in ordinary stock exchange trading at prices which may, subject to applicable law, be equal to or lower than the Offer Price, (xi) any combination of the foregoing or (xii) any other transactions, restructurings, share issues, procedures and/or proceedings required to effect the aforementioned objectives, in each case in accordance with all applicable laws, rules and regulations in all applicable jurisdictions regarding the Transactions and Dutch law in general.

See below for a non-exhaustive description of certain Netherlands tax consequences of certain Post Closing Restructuring options for the then-existing minority Shareholders of the Company.

12.1.5	Buy-Out

For a general summary of certain Netherlands tax consequences of the disposal of the Shares by means of the Buy-Out see Section 12.1 (Netherlands Tax Aspects of the Offer).

12.1.6	Asset Sale Pursuant to the Business Purchase Agreement

The Business Purchase Agreement provides, among other things, that the Offeror shall arrange for Minority Cash Exit, such as a dissolution and liquidation of Crucell, a second public offer by the Offeror for the Shares, through the acquisition by the Offeror of Shares through open market purchases, Crucell launching a repurchase offer for the Shares or other appropriate transactions or steps.

If in connection with the Asset Sale it is decided that the Company will be dissolved and liquidated or that Crucell will launch a repurchase offer for the Shares, Netherlands dividend withholding tax will be due at a rate of 15% to the extent that the liquidation proceeds and the proceeds of the repurchase of Shares by the Company, respectively, exceed the average paid-in capital of those Shares as recognised for purposes of Netherlands dividend withholding tax. Should the Asset Sale be pursued, Crucell will seek confirmation from the Netherlands Tax Authorities on the amount of the average paid-in capital recognised for purposes of Netherlands dividend withholding tax of the Company.

Netherlands Resident Individuals, other than individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands, and Netherlands Resident Entities, can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to Shareholders that are neither resident nor deemed to be resident of the Netherlands if the Shares are attributable to a Netherlands permanent establishment of such non-resident Shareholder.

For certain other Netherlands tax consequences of the disposal of the Shares in connection with a Minority Cash Exit, see Section 12.1 (Netherlands Tax Aspects of the Offer).

12.1.7	Legal Merger

In the event that the Legal Merger is effected, the then-existing minority Shareholders will by operation of law become shareholders in the Merging Entity. The following is a general summary of certain Netherlands tax consequences for the Shareholders of the Legal Merger in the event that the Merging Entity is a Netherlands corporate legal entity.

12.1.8	Withholding Tax

There will be no withholding or deduction of, for or on account of, any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein in respect of the shares of the Merging Entity received as a result of the Legal Merger.

12.1.9	Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a Shareholder is a Netherlands Resident Individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands), any benefit derived or deemed to be derived from the Shares as a result of the Legal Merger is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)
the Shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

(b)
the holder of the Shares is considered to perform activities with respect to the Shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Shares that are (otherwise) taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to the individual Shareholder, the Shares are recognised as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the Shares as a result of the Legal Merger are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Shares held by Netherlands Resident Entities, including any capital gains realised on the disposal thereof, as a result of the Legal Merger will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20.0% applies with respect to taxable profits up to €200,000, the first bracket for 2010).

Non-residents of the Netherlands

A Shareholder will not be subject to Netherlands taxes on income or on capital gains in respect of any gain realised on the Shares as a result of the Legal Merger, provided that:

(i)
such Shareholder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes and, if such Shareholder is an individual, such Shareholder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands;

(ii)
such Shareholder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Shares are attributable; and

(iii)
in the event such Shareholder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Shares that go beyond ordinary asset management and does not derive benefits from the Shares that are (otherwise) taxable as benefits from other activities in the Netherlands.

Roll-over Relief

An exemption from Netherlands taxation in respect of income or a capital gain derived from the Shares as a result of the Legal Merger (excluding taxation in respect of any consideration received as a result of the Legal Merger that does not exist of shares in the Merging Entity) may be available provided that:

(i)	the Legal Merger satisfies the requirements set out in Article 3.57 of The Netherlands Income Tax Act 2001 and Article 14b of The Netherlands Corporate Income Tax Act 1969, respectively; and

(ii)
the Shareholder claiming the exemption records and continues to record the shares in the Merging Entity received as a result of the Legal Merger at the same tax book value as that of the Shares at the moment immediately preceding the Legal Merger.

Each Shareholder needs to assess for itself whether these requirements are satisfied.  Whether or not a Shareholder claims the benefits of the exemption is at his or her own discretion.

In the event that the Merging Entity is a tax resident of the Netherlands, generally, the Netherlands tax treatment of income and capital gains derived from the shares in the Merging Entity received as a result of the Legal Merger will be the same as that of the Shares in the Company.

12.1.10	Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of Shares on any payment in connection with the Legal Merger.

12.2	Material U.S. Federal Income Tax Considerations

Per Treasury Department Circular 230: Any U.S. federal tax advice contained in this Offer Document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code of 1986, as amended (the “Code”), or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

The following is a summary of certain material United States federal income tax consequences of the Offer to Shareholders whose Shares are tendered and accepted for payment pursuant to the Offer.  This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on current provisions of the Code, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court. This discussion applies only to Stockholders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation. This discussion does not discuss the United States federal income tax consequences to any Shareholder who, for United States federal income tax purposes, is a nonresident alien individual, expatriates and certain former citizens and long-term residents of the United States, foreign corporations, foreign partnerships or foreign estates or trusts, nor does it consider the effect of any foreign, state or local tax laws.

This discussion does not deal with special classes of holders of Shares, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt organisations, persons holding Shares as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a functional currency other than the U.S. dollar.  Accordingly, each Shareholder should consult its own tax adviser with regard to the Offer and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to an owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (each, a “U.S. Shareholder”).  If a Shareholder is an entity that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership.  Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and Shareholders holding Shares through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisers.

12.2.1	Sale of the Shares

Sale Pursuant to the Offer

Sales of Shares pursuant to the Offer by U.S. Shareholders generally will be taxable transactions for U.S. federal income tax purposes. A U.S. Shareholder selling Shares pursuant to the Offer generally will recognise gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Shareholder’s adjusted tax basis in the Shares sold at the time of sale. Any gain or loss realised by a U.S. Shareholder pursuant to the Offer generally will be treated as a capital gain or loss, and generally will be long-term capital gain or loss if such U.S. Shareholder’s holding period for the Shares is more than one year at the time of sale.  In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Shareholder’s capital losses.

Any gain realised pursuant to the Offer by a Shareholder that is not a U.S. Shareholder will not be subject to U.S. federal income tax, including withholding tax, unless: (a) such gain is effectively connected with the conduct by the Shareholder of a trade or business in the United States; or (b) in the case of gain realised by an individual Shareholder, the Shareholder is present in the United States for 183 days or more in the taxable year of the sale and either (i) such gain is attributable to an office or other fixed place of business maintained in the United States by such Shareholder or (ii) such Shareholder has a tax home in the United States.

A U.S. Shareholder’s adjusted tax basis in a Share generally will equal the amount paid for such Share. In the case of a Share purchased with foreign currency, the amount paid for such Share will be the U.S. dollar value of the foreign currency paid on the date of purchase. In the case of a Share that is traded on an established securities market, a cash basis U.S. Shareholder (and, if it so elects, an accrual basis U.S. Shareholder) determines the U.S. dollar value of the amount paid for such Share by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Buy-Out, Asset Sale Pursuant to Business Purchase Agreement and Legal Merger

The U.S. federal income tax consequences of a Buy-Out (as described in Section 7.15.2 above), an Asset Sale pursuant to the Business Purchase Agreement (as described in Section 7.15.3 above) or the Legal Merger (as described in Section 7.15.4 above) will depend on the exact manner in which the transaction is carried out, which has not yet been determined.  However, if a Shareholder receives cash in exchange for all of the Shares that it holds, the transaction generally should be taxable in the same manner as described above under “Sale Pursuant to the Offer”. Because the terms of such a transaction are not yet determined, however, Shareholders should consult their own tax advisers for advice with respect to the potential tax consequences of any of these transactions.

Any interest awarded by a court and paid or credited to a U.S. Shareholder exercising its right to dissent in respect of a Post Closing Restructuring generally will be subject to U.S. tax as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. Shareholder’s method of tax accounting.

Other Possible Post Closing Restructurings

The U.S. federal income tax consequences of any other possible Post Closing Restructurings as described in Section 7.15.5 above will depend on the exact manner in which the transaction is carried out, which has not yet been determined.  Because the terms of such a transaction are not yet determined, however, Shareholders should consult their own tax advisers for advice with respect to the potential tax consequences of any Post Closing Restructuring.

12.2.2	Backup Withholding

A U.S. Shareholder that is generally treated as a United States person for U.S. federal income tax purposes that tenders its Shares in the Offer may be subject to backup withholding on the payments that such U.S. Shareholder receives unless such U.S. Shareholder: (i) (a) is a corporation or comes within certain other exempt categories and demonstrates this fact or (b) provides a correct taxpayer identification number on an IRS Form W-9 (a copy of which is available at www.irs.gov), (ii) certifies as to no loss of exemption from backup withholding and (iii) otherwise complies with applicable requirements of the backup withholding rules. In certain circumstances Shareholders that are not United States persons for U.S. federal income tax purposes should complete and sign an IRS Form W-8BEN or other applicable Form W-8 (a copy of which is available at www.irs.gov) in order to avoid backup withholding.  Backup withholding is not an additional tax.  Any amounts withheld under these rules will be allowed as a credit against such U.S. Shareholder’s federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

12.3	Swiss Tax Aspects of the Offer

The following is a general summary of certain Swiss tax consequences of the Offer for the Shareholders. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law, and in view of its general nature, this summary should be treated with corresponding caution. Shareholders should consult with their tax advisers with regard to the tax consequences of tendering their Shares pursuant to the Offer in their particular circumstances. The discussion below is included for general information purposes only.

Except as otherwise indicated, this summary only addresses Swiss tax legislation and published regulations, as in effect on the date of this Offer Document and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

12.3.1	General Swiss Tax Consequences of the Offer

The acceptance of the Offer and the sale of Shares pursuant the Offer will, in general, result in the following tax consequences under Swiss law:

●
Shareholders who are taxable in Switzerland and who hold their Shares as private assets (Privatvermögen) will in general realise, according to the general principles of Swiss income tax law, a tax-free capital gain or a non-deductible capital loss, respectively.

●
Shareholders who are taxable in Switzerland and hold their Shares as business assets (Geschäftsvermögen) will in general realise, according to the general principles of Swiss individual and corporate income tax law, a taxable capital gain or a tax deductible capital loss, respectively.  These tax consequences are also applicable for income tax purposes to persons qualifying as professional securities dealers (gewerbsmässige Wertschriftenhändler).

●
Shareholders who are not taxable in Switzerland will in general not generate any income which would be subject to Swiss individual and corporate income tax, provided that the applicable Shares are not attributable to a Swiss permanent establishment (Betriebsstätte) or a business activity in Switzerland.

●	The sale of Shares pursuant to the Offer will in general not trigger any Swiss withholding tax, irrespective of the tax residence of the applicable Shareholder.

12.3.2	Tax Consequences of the Post Closing Restructuring

The Post Closing Restructuring, in particular the Buy-Out, Asset Sale and Legal Merger, might result in the following tax consequences under Swiss law:

●
Shareholders who are taxable in Switzerland and hold their Shares as private assets (Privatvermögen) could, according to the general principles of Swiss income tax law, realise taxable investment income, and, in particular, any proceeds above the nominal value of Ordinary Shares (for example, an increase in nominal value and/or cash payments) would be subject to Swiss income taxation (Nennwertprinzip).

●
Shareholders who are taxable in Switzerland and hold their Shares as business assets (Geschäftsvermögenvermögen) will in general realise, according to the general principles of Swiss individual and corporate income tax law, a taxable capital gain or a tax deductible capital loss, respectively.  These tax consequences are also applicable for income tax purposes to persons qualifying as professional securities dealers (gewerbsmässige Wertschriftenhändler).

●
Shareholders who are not taxable in Switzerland will in general not generate any income which would be subject to Swiss individual and corporate income tax, provided that the Shares are not attributable to a Swiss permanent establishment (Betriebsstätte) or a business activity in Switzerland.

●	The sale of Shares pursuant to the Offer will in general not trigger any Swiss withholding tax, irrespective of the tax residence of the applicable Shareholder.

12.3.3	Swiss Transfer Taxes

If a Shareholder sells Shares pursuant to the Offer or as a result of the Post Closing Restructuring, such sale may be subject to Swiss federal securities transfer stamp tax of up to 0.30% if the sale is effected through a Swiss securities dealer.  This Swiss federal securities transfer stamp tax will be borne by the Offeror.  The sale of the Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss federal securities transfer stamp tax if (i) such non-Swiss bank or dealer is a member of the Swiss Exchange and (ii) the sale takes place on the Swiss Exchange.  The following categories of foreign institutional investors that are subject to regulation similar to that imposed by FINMA, are exempt from the Swiss Federal securities transfer stamp tax: foreign collective investment schemes as defined in art. 119 of the Swiss Collective Scheme Act of 23 June 2006, as amended (“CISA”), foreign social security institutions, foreign pension funds and foreign life insurance companies. In addition, Swiss collective investment schemes as defined in art. 7 of the CISA are also exempt from the Swiss Federal securities transfer stamp tax.

All Shareholders of the Company and all beneficial owners of Shares are expressly urged to consult their own tax advisers with respect to the Swiss and foreign tax consequences of the Offer and the other Transactions applicable to them.

12.4	Tax Aspects of the Offer in Other Jurisdictions

Shareholders in jurisdictions other than the Netherlands, the United States and Switzerland should consult with their tax advisers with regard to the tax consequences of tendering their Shares pursuant to the Offer and of the other Transactions in their particular circumstances.

13.	PRESS RELEASES

[Insert press release of 17 September 2010 (Johnson & Johnson and Crucell in advanced negotiations for an all cash public offer of €24.75 per ordinary share of Crucell).]

[Insert press release of 6 October 2010 (Johnson & Johnson and Crucell Reach Agreement on Intended Public Offer of €24.75 per Ordinary Share of Crucell).]

[Insert press release of 14 October 2010 (Crucell to Convene Initial Informational Extraordinary General Meeting of Shareholders to Discuss Johnson & Johnson Offer).]

[Insert press release of 29 October 2010 (Johnson & Johnson and Crucell Provide Progress Update on Preparations for Public Offer).]

[Insert press release of 29 October 2010 (Notice of Extraordinary General Meeting of Shareholders).]

14.	NEDERLANDSE SAMENVATTING (DUTCH SUMMARY)

14.1	Restricties en belangrijke informatie

In dit Hoofdstuk 14 wordt een samenvatting gegeven van een aantal onderdelen van het Biedingsbericht. Deze Nederlandse samenvatting maakt deel uit van het Biedingsbericht, maar vervangt dit niet. Deze Nederlandse samenvatting is niet volledig en bevat niet alle informatie die voor de Aandeelhouders van belang kan zijn om een afgewogen oordeel te kunnen vormen over het Bod. Het bestuderen van deze Nederlandse samenvatting mag derhalve niet worden beschouwd als een alternatief voor het bestuderen van het volledige Biedingsbericht. De Aandeelhouders wordt geadviseerd het volledige Biedingsbericht (inclusief alle documenten die daarin door middel van verwijzing (incorporation by reference) zijn opgenomen) zorgvuldig te bestuderen en zo nodig onafhankelijk advies in te winnen teneinde zich een afgewogen oordeel te kunnen vormen over het Bod en de beschrijving daarvan in het Biedingsbericht. In geval van verschillen tussen deze Nederlandse samenvatting en de Engelse tekst van het Biedingsbericht prevaleert de Engelse tekst van het Biedingsbericht (inclusief alle documenten die daarin door middel van verwijzing (incorporation by reference) zijn opgenomen).

Het uitbrengen van het Bod, de verkrijgbaarstelling van het Biedingsbericht en deze Nederlandse samenvatting, alsmede verspreiding van andere informatie met betrekking tot het Bod, kunnen in bepaalde jurisdicties aan bepaalde restricties onderhevig zijn. Dit Bod wordt niet, direct of indirect, gedaan in en mag niet worden geaccepteerd door of namens Aandeelhouders vanuit enige jurisdictie waarin het doen van het Bod of het accepteren daarvan niet in overeenstemming is met de in die jurisdictie geldende wet- en regelgeving of waarvoor enige registratie, goedkeuring of neerlegging bij enige toezichthoudende instantie vereist is die niet uitdrukkelijk in dit Biedingsbericht is voorzien. Echter, aanmeldingen onder het Bod door Aandeelhouders die niet in Nederland woonachtig zijn, zullen worden aanvaard door de Bieder indien zulke aanmeldingen in overeenstemming zijn met (i) de aanmeldingsprocedures zoals omschreven in dit Biedingsbericht en (ii) de van toepassing zijnde wet en regelgeving van de jurisdicties van waaruit zulke aanmeldingen zijn gedaan. Personen die dit Biedingsbericht ontvangen dienen zorgvuldig kennis te nemen van, en te handelen in overeenstemming met zulke restricties en iedere noodzakelijke autorisatie, goedkeuring of instemming te verkrijgen. Het niet voldoen aan deze restricties kan een overtreding van de effectenwet- en regelgeving van de betreffende jurisdictie opleveren. De Bieder, Johnson & Johnson, Crucell en hun respectievelijke bij de vennootschap betrokken ondernemingen, bestuurders, commissarissen, werknemers en adviseurs sluiten iedere aansprakelijkheid terzake van overtredingen van voornoemde beperkingen en wet- en regelgeving uit. De Aandeelhouders dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie. Voor de restricties van het Bod wordt tevens verwezen naar Hoofdstuk 1 (Restrictions) en Hoofdstuk 2 (Important information) van het Biedingsbericht. Iedere persoon (inclusief maar niet beperkt tot bewaarders, gevolmachtigden en beheerders) die dit Biedingsbericht of enig verwant document naar enige jurisdictie buiten Nederland wenst door te zenden of van plan zou zijn dit te doen dient zorgvuldig Hoofdstuk 1 (Restrictions) en Hoofdstuk 2 (Important information) te lezen voor enige actie wordt ondernomen. Aandeelhouders uit de Verenigde Staten en Zwitserland worden expliciet verwezen naar de paragrafen “United States” en “Switzerland” in Hoofdstuk 2 (Important information).

De informatie in dit Biedingsbericht is verstrekt door de Bieder, Johnson & Johnson en Crucell, behalve de accountantsverklaringen opgenomen in de Hoofdstukken 16.3 (Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income, and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007), 16.5 (Auditor’s Report Relating to the Financial Statements for the Financial Year 2009) en 16.7 (Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended 30 September 2010).

De Bieder, Johnson & Johnson en Crucell zijn gezamenlijk verantwoordelijk voor de informatie op het voorblad en de pagina’s i tot en met iv (voor zover deze pagina’s Hoofdstukken samenvatten waarvoor de Bieder en Crucell gezamenlijk verantwoordelijk zijn) in de Hoofdstukken 2 (Important Information), 5.1 (In General), 5.6 (Recommendation by Crucell Boards) (echter de Standpuntbepaling en de informatie in de Standpuntbepaling zijn opgesteld en verstrekt door Crucell en uitsluitend Crucell is verantwoordelijk voor de daarin opgenomen informatie), 5.7 (Committed Shares and Owned Shares), 5.12 (Indicative Timetable), 7.1 (Background of the Offer), 7.8 (Recommendation by Crucell Boards) (echter de Standpuntbepaling en de informatie in de Standpuntbepaling zijn opgesteld en verstrekt door Crucell en uitsluitend Crucell is verantwoordelijk voor de daarin opgenomen informatie), 7.9 (Committed Shares), 7.11 (Committed Shares), 7.12 (Filings with Competition Authorities and Other Applicable Regulatory Requirements and Required Approvals), 7.16 (Amendment of the Articles of Association), 7.19 (Dividend Policy), 7.20 (Organisational Consequences), 7.21 (Consequences for the Employees), 7.22 (Employee Consultation), 7.24 (Protection Foundation), 8 (Extraordinary General Meetings of Crucell Shareholders), 12 (Tax Aspects of the Offer), 13 (Press Releases), 14 (Nederlandse samenvatting) (voor zover dit Hoofdstuk een samenvatting weergeeft van de Hoofdstukken waarvoor de Bieder, Johnson & Johnson en Crucell gezamenlijk verantwoordelijk zijn) en 15 (Advisers).

Uitsluitend Crucell is verantwoordelijk voor de informatie op de pagina’s i tot en met iv (voor zover deze pagina’s Hoofdstukken samenvatten waarvoor uitsluitend Crucell verantwoordelijk is) en de Hoofdstukken, 7.10 (Overview of Shares and Rights Held by Members of the Crucell Boards), 7.23 (Treasury Shares), 9 (Information Regarding Crucell), 11 (Further Statements Required by the Decree) (voor zover dit Hoofdstuk informatie omvat die is opgesteld en verstrekt door Crucell), 14 (Nederlandse Samenvatting) (voor zover dit Hoofdstuk een samenvatting weergeeft van de Hoofdstukken waarvoor uitsluitend Crucell verantwoordelijk is) en 16 (Financial Statements) (behalve de rapporten opgenomen in de Hoofdstukken 16.3, 16.5 en 16.7).

Uitsluitend de Bieder en Johnson & Johnson zijn verantwoordelijk voor de informatie op het voorblad en de pagina’s i tot en met iv (voor zover deze pagina’s Hoofdstukken samenvatten waarvoor uitsluitend de Bieder en Johnson & Johnson verantwoordelijk zijn) en de informatie verstrekt in “Questions and Answers About the Offer and Granting Proxies”, “Certain Key Information Relating to the Offeror” en in de Hoofdstukken 1 (Restrictions), 4 (Definitions), 5.2 (The Offer and Invitation to Shareholders), 5.3 (The Offer Price), 5.4 (Rationale for the Offer and Substantiation of the Offer Price), 5.5 (Financing of the Offer), 5.8 (Offer Process), 5.9 (Implications of the Offer Being Declared Unconditional Regarding Liquidity and Delisting), 5.10 (Post Closing Restructuring and Future Legal Structure) 5.11 (Announcements), 6.1 (Invitation to the Shareholders), 6.2 (Offer Price), 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures), 6.4 (The Acceptance Period and Extension of the Acceptance Period), 6.5 (Solicitation of Proxies), 6.6 (Declaring the Offer Unconditional), 6.7 (Settlement), 6.8 (Subsequent Offering Period (Na-Aanmeldingstermijn)), 6.9 (Announcements), 7.2 (Substantiation of the Offer Price), 7.3 (Rationale for the Offer), 7.4 (Financing of the Offer), 7.5 (Offer Conditions), 7.6 (The Offeror), 7.7 (Owned Shares), 7.13 (Implications of the Offer Being Declared Unconditional), 7.14 (Liquidity and Delisting of Shares; Deregistration; and Appraisal Rights), 7.15 (Post Closing Restructuring and Future Legal Structure), 7.17 (Future Boards Composition), 7.18 (Corporate Governance Post-Settlement), 7.25 (Merger Agreement and Irrevocable Undertakings), 7.26 (Equity Purchase Agreement, Shareholder Agreement and Registration Rights Agreement) en 10 (Information Regarding Johnson & Johnson and Cilag Holding and the Offeror), 11 (Further Statements Required by the Decree) (voor zover dit Hoofdstuk informatie bevat die is opgesteld en verstrekt door de Bieder en Johnson & Johnson) en 14 (Nederlandse Samenvatting) (voor zover dit Hoofdstuk een samenvatting weergeeft van de Hoofdstukken waarvoor uitsluitend de Bieder verantwoordelijk is).

De informatie in Hoofdstuk 16.3 (Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income, and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007), 16.5 (Auditor’s Report Relating to the Financial Statements for the Financial Year 2009) en 16.7 (Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended 30 September 2010) is verstrekt door Deloitte Accountants B.V. en is identiek aan de originele accountantsverklaring welke door Deloitte Accountants B.V. is afgegeven op dezelfde datum.

De Bieder, Johnson & Johnson en Crucell verklaren dat de informatie in dit Biedingsbericht waarvoor zij verantwoordelijk zijn, voorzover hen redelijkerwijs bekend kan zijn, na het treffen van alle redelijke maatregelen om ervoor zorg te dragen dat zulks het geval is, in overeenstemming is met de werkelijkheid en dat geen gegevens zijn weggelaten waarvan vermelding de strekking van het Biedingsbericht zou wijzigen. Bepaalde financiële en statistische informatie in dit Biedingsbericht kan naar boven of beneden afgerond zijn en kan derhalve niet als accuraat of definitief worden aangemerkt.

De Standpuntbepaling van de Raad van Bestuur en Raad van Commissarissen ingevolge artikel 18 Bob vormt geen onderdeel van dit Biedingsbericht, zoals omschreven in het Bob en is niet onderworpen aan voorafgaande beoordeling en goedkeuring van de AFM. De Standpuntbepaling is wel onderworpen aan beoordeling van de AFM na publicatie daarvan. Bovendien is de Standpuntbepaling onderdeel van Schedule 14D-9, dat door Crucell ingediend is bij de SEC in verband met het Bod.

14.2	Nederlandse Definities

Aandeelhouder(s)	houder(s) van Aandelen
Aandelen	Gewone Aandelen en ADSs
Aankondigingsdatum
de dag waarop de Bieder een mededeling doet met betrekking tot de Gestanddoening, de verlenging of de beëindiging van het Bod, welke niet later zal zijn dan op de derde Werkdag volgend op de Uiterste Dag van Aanmelding

Amerikaanse Betaal- en Wisselkantoor	Computershare Trust Company, N.A.
Aanmeldingstermijn
de periode, gedurende welke de Aandeelhouders hun Aandelen bij de Bieder kunnen aanmelden, beginnend om 9:00 uur Nederlandse tijd (3:00 New Yorkse tijd) op [●] [●] 2010 en eindigt, behoudens verlenging in overeenstemming met artikel 15 van het Bob en de bepalingen van dit Biedingsbericht, op het Uiterste Tijdstip van Aanmelding

Aanmeldings- en Volmacht Formulier
een formulier dat houders van Gewone Aandelen ontvangen, ten gevolge waarvan een houder van Gewone Aandelen deze  Aandelen kan aanmelden onder het Bod en ook geacht wordt gelijktijdig een Volmacht te verlenen, tenzij een dergelijke houder van Gewone Aandelen het tegengestelde heeft vermeld en bevestigd

Aantal Aangemelde Aandelen
het aantal Aandelen dat aangemeld is onder het Bod en welke niet zijn ingetrokken voor het Uiterste Tijdstip van Aanmelding (inclusief na een (mogelijke) verlenging van de Aanmeldingstermijn), tezamen met de Aandelen die op dat moment worden gehouden door de Johnson & Johnson Groep en de onderliggende Opties op Aandelen die worden verkregen door de Bieder, als nader beschreven in Hoofdstuk 7.11 (Option Plans), weergegeven als percentage van het geplaatste kapitaal van Crucell gehouden door anderen dan Crucell en haar groeps- of dochtermaatschappijen op de Uiterste Dag van Aanmelding

Aantal Aangemelde Volmachten
het aantal Aandelen waarvoor op geldige wijze Volmachten zijn geleverd in overeenstemming met de procedures zoals uiteengezet in dit Biedingsbericht en welke niet zijn ingetrokken voor het Uiterste Tijdstip van Aanmelding (inclusief na een (mogelijke) verlenging van de Aanmeldingstermijn), tezamen met de daaraan gekoppelde stemrechten die op dat moment worden gehouden door de Johnson & Johnson Groep en de onderliggende Opties op Aandelen die worden verkregen door de Bieder, als nader beschreven in Hoofdstuk 7.11 (Option Plans), weergegeven als percentage van het geplaatste kapitaal van Crucell gehouden door anderen dan Crucell en haar groeps- of dochtermaatschappijen op de Uiterste Dag van Aanmelding

ADR(s)	American Depositary Receipt(s), die elk één ADS vertegenwoordigen
ADS(s)	American Depositary Share(s), die elk één Gewoon Aandeel vertegenwoordigen
ADS Leveringsbrief
de leveringsbrief (letter of transmittal) die de houders van ADSs ontvangen van het Amerikaanse Betaal- en Wisselkantoor, ten gevolge waarvan een houder van ADSs deze ADSs kan aanmelden onder het Bod en ook geacht wordt gelijktijdig een Volmacht te verlenen, tenzij een dergelijke houder van ADSs het tegengestelde heeft vermeld en bevestigd

AFM	Stichting Autoriteit Financiële Markten
Alternatief Voorstel	heeft de betekenis die hieraan is gegeven in Hoofdstuk 7.25.9
BAVA inzake het Bod
de buitengewone vergadering van Aandeelhouders, te houden op [●] [●] 2011 om [●] uur Nederlandse tijd, ter bespreking van onder andere het Bod overeenkomstig artikel 18 van het Bob en waarin de Governance Besluiten zullen worden genomen

BAVA na het Bod	de buitengewone vergadering van Aandeelhouders, welke gehouden zou kunnen worden overeenkomstig Hoofdstuk 7.15.3
Betaal- en Wisselkantoor	ING Bank N.V.
Bieder
JJC Acquisition Company B.V., een besloten vennootschap opgericht naar Nederlandse recht, met statutaire zetel in Amersfoort, Nederland, een volledige en directe dochter van Cilag Holding AG, een indirecte dochtermaatschappij van Johnson & Johnson

Biedingsbericht	dit biedingsbericht
Biedprijs
een bedrag in contanten van EUR 24,75 voor elk Aandeel dat op een geldige wijze is aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt) en geleverd, en niet op een geldige wijze is ingetrokken, onder de voorwaarden van het Bod

Bob	Besluit openbare biedingen Wft
Bod
het bod dat door de Bieder is gedaan om alle uitstaande Aandelen te kopen onder de voorwaarden uiteengezet in dit Biedingsbericht, inclusief, voor zover van toepassing, de verwerving van Volmachten door de Bieder

Crucell of de Vennootschap	Crucell N.V., een naamloze vennootschap opgericht naar Nederlands recht, met statutaire zetel in Leiden, Nederland
Crucell Optie Overeenkomsten
zowel (i) de overeenkomst inzake optie preferente aandelen van 25/26 oktober 2000 als (ii) de nadere overeenkomst inzake optie preferente aandelen van 28 september 2005, tussen de Vennootschap en de Stichting Preferente Aandelen

Dag van Gestanddoening	de datum waarop de Bieder publiekelijk aankondigt dat het Bod gestand wordt gedaan; zijnde niet later dan de derde Werkdag na de Uiterste Dag van Aanmelding
Dag van Overdracht
de dag van overdracht die niet later zal plaatsvinden dan drie Werkdagen na Gestanddoening, met uitzondering van onvoorziene omstandigheden (bijvoorbeeld in geval van force majeure waardoor de Overdracht wordt belemmerd)

Direct Registratie Systeem	een systeem geadministreerd door DTC op basis waarvan The Bank of New York Mellon, houder van de ADSs, de eigendom van de ongecertificeerde ADSs mag registreren
DTC	Depository Trust Company
Eerste BAVA	de buitengewone vergadering van Aandeelhouders die gehouden zal worden op 10 december 2010 om 14:00 uur Nederlandse tijd, waarin het Bod zal worden besproken

EUR, euro of €	euro, het wettig betaalmiddel van de Europese Monetaire Unie
Euronext Amsterdam	Euronext Amsterdam door NYSE Euronext
Exchange Act	de United States Securities Exchange Act van 1934, zoals gewijzigd van tijd tot tijd, en de daarin opgenomen regels en voorschriften
Fusieovereenkomst	de fusieovereenkomst tussen Cilag Holding AG en Crucell van 6 oktober 2010, zoals door Cilag Holding overgedragen aan de Bieder bij akte van overdracht van [●] 2010
Gestanddoening	gestanddoening van het Bod
Gewone Aande(e)l(en)	gewone aande(e)l(en) in het kapitaal van Crucell, met een nominale waarde van EUR 0,24 elk
Governance Besluit(en)
(1) de wijziging van de statuten van de Vennootschap om de wijzigingen in de corporate governance structuur van de Vennootschap weer te geven in overeenstemming met de voorschriften van de Fusieovereenkomst zoals meer in detail beschreven in Hoofdstuk 7.16, (2) de toename van het aantal leden van de Raad van Commissarissen van tien naar elf bestaande uit (A) negen personen aan te wijzen door de Bieder en (B) twee leden van de huidige Raad van Commissarissen aan te wijzen op de wijze zoals uiteengezet in de Fusieovereenkomst, deze leden voldoen aan de onafhankelijkheidscriteria zoals beschreven in de best practice bepaling III.2.2. van de Nederlandse corporate governance code en (3) verlening van decharge aan alle leden van de Raad van Commissarissen (anders dan de leden van de Raad van Commissarissen die aanblijven na het Bod) met effect vanaf de Gestanddoening van het Bod

Gunstige IRS Ruling
een ruling van de U.S. Internal Revenue Service waarin wordt bevestigd dat de Vennootschap, de Bieder en hun respectievelijke groeps- en dochtermaatschappijen vrijgesteld zijn van belastingen in verband met de  Post-Closing Herstructurering

Gunstige Nederlandse Belasting Ruling	de ruling van de Nederlandse Belastingdienst van 18 oktober 2010, met betrekking tot bepaalde belasting aspecten in verband met de Post-Closing Herstructurering
JHC	JHC Nederland B.V.
Johnson & Johnson	Jonhson & Jonhson een vennootschap opgericht naar het recht van de Staat van New Jersey, met statutaire zetel in New Brunswick, New Jersey, Verenigde Staten
Johnson & Johnson Groep	Johnson & Johnson en haar groeps- en dochtermaatschappijen
Materieel Nadelig Effect	heeft de betekenis die aan “Material Adverse Effect” is gegeven in Hoofdstuk 4 (Definitions)
Na-Aanmeldingstermijn
een periode van niet minder dan drie dagen en niet meer dan twee weken na de Dag van Gestanddoening, gedurende welke Aandeelhouders die hun Aandelen nog niet hebben aangemeld onder het Bod de mogelijkheid wordt gegeven dit alsnog te doen, op dezelfde wijze en onder dezelfde voorwaarden als opgenomen in dit Biedingsbericht

NASDAQ	Nasdaq Global Market Select
Onherroepelijke Toezegging	heeft de betekenis die aan “Irrevocable Undertaking” is gegeven in Hoofdstuk 7.25
Opties
voorwaardelijke of onvoorwaardelijke optierechten die zijn verleend op grond van de optieplannen van Crucell die het recht geven op het nemen van Gewone Aandelen, zoals uitstaand op de dag van dit Biedingsbericht

Overdracht
de afwikkeling van het Bod, inhoudende (i) de betaling van de Biedprijs door de Bieder aan de Aandeelhouders die op geldige wijze hun Aandelen hebben aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt) en geleverd onder het Bod en niet op een geldige wijze ingetrokken en (ii) levering van die Aandelen aan de Bieder

Post-Closing Herstructurering
elke transactie, herstructurering, procedure of proces welke geïmplementeerd zal moeten worden om zo snel als praktisch uitvoerbaar na Overdracht mogelijk te maken dat (i) de notering van Crucell beëindigd zal worden en (ii) de Bieder alle Aandelen en of de gehele Crucell onderneming verwerft, inclusief, maar niet beperkt tot een uitkoop, een activa/passiva transactie of een juridische fusie of andere herstructurering(en)

Raad van Bestuur	Raad van Bestuur van Crucell
Raad van Commissarissen	Raad van Commissarissen van Crucell
SEC	United States Securities and Exchange Commission
Standpuntbepaling
de standpuntbepaling (Position Statement) zoals door de Raad van Bestuur en de Raad van Commissarissen gepubliceerd op [●] [●] 2010 overeenkomstig het bepaalde in artikel 18 van het Bob, (echter de standpuntbepaling vormt geen onderdeel van dit biedingsbericht maar vormt een onderdeel van Schedule 14D-9 dat door Crucell is ingediend bij de SEC in verband met het Bod

Stichting Preferente Aandelen	Stichting Preferente Aandelen Crucell, een stichting opgericht naar Nederlands recht, met statutaire zetel in Leiden, Nederland
Superieur Bod	heeft de betekenis die hieraan is gegeven in Hoofdstuk 7.25.9
Swiss Exchange	de SIX Swiss Exchange Ltd. Zurich, Zwitserland
Toegelaten Instelling	instellingen toegelaten tot Euronext Amsterdam
Transacties
het Bod (inclusief het verlenen van de Volmachten als nader beschreven in Hoofdstuk 6.5 (Solicitation of Proxies) en de behandeling van de opties zoals voorzien in Hoofdstuk 7.11 (Option Plans)), de handelingen die verricht moeten worden op de BAVA inzake het Bod, de handelingen die verricht moeten worden op de BAVA na het Bod en de transacties zoals voorzien op grond van de Business Purchase Agreement

Uiterste Dag van Aanmelding	de datum waarop de Aanmeldingstermijn eindigt, te weten op [●] [●] 2011, behoudens verlenging overeenkomstig artikel 15 van het Bob en de bepalingen van dit Biedingsbericht
Uiterste Tijdstip van Aanmelding
het tijdstip waarop de Aanmeldingstermijn eindigt, te weten op  [●] [●] 2011, om 17:30 uur Nederlandse tijd (11:30 uur New Yorkse tijd), behoudens verlenging overeenkomstig artikel 15 van het Bob en de bepalingen van dit Biedingsbericht

Volmacht
een onherroepelijke volmacht van een Aandeelhouder, geldig vanaf de Dag van Overdracht, onder de voorwaarden zoals uiteengezet in Hoofdstuk 6.5 (Solicitation of Proxies), die de Bieder (of de door haar gemandateerde) het recht geven het stemrecht uit te oefenen op de Aandelen waarvan die Aandeelhouder op het moment van volmachtverstrekking houder was, om goed te keuren, op de BAVA na het Bod, de besluiten van de Raad van Bestuur die goedgekeurd zijn door de Raad van Commissarissen om de onderneming van de Vennootschap over te dragen aan de Bieder of een groeps- of dochtermaatschappij van de Bieder en het aangaan van de Business Purchase Agreement

Volmacht- en Informatiekantoor	Georgeson, Inc.
Voorwaarden	de voorwaarden om het Bod gestand te doen als nader beschreven in Hoofdstuk 7.5 (Offer Conditions)
Werkdag(en)
(een) dag anders dan een zaterdag, zondag, een officiële feestdag waarop banken in Nederland, volgens de Algemene Bank-CAO, een dag waarop Euronext Amsterdam, NASDAQ of de Swiss Exchange over het algemeen gesloten zijn voor zaken en enige andere officiële feestdag in de Verenigde Staten en Zwitserland

Wft	Wet op het financieel toezicht

14.3	Het Bod en uitnodiging aan de Aandeelhouders

De Bieder brengt hierbij een openbaar bod uit om alle Aandelen te verwerven onder de voorwaarden zoals beschreven in dit Biedingsbericht. De Aandeelhouders worden hierbij uitgenodigd om hun Aandelen onder het Bod aan te melden op de wijze en onder de voorwaarden zoals beschreven in Hoofdstuk 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures) en Volmachten te verlenen met betrekking tot het Bod op de wijze en onder de voorwaarden zoals beschreven in Hoofdstuk 6.5 (Solicitation of Proxies).

Op de datum van dit Biedingsbericht, (i) bedraagt het totale geplaatste en uitstaande aandelenkapitaal van de Vennootschap EUR 19.618.112,40, verdeeld in 81.742.135 Gewone Aandelen met een nominale waarde van EUR 0,24 per aandeel, waarvan 35.684 Gewone Aandelen worden gehouden door de Vennootschap en (ii) zijn er 14.291.845 uitstaande ADSs, die elk één Gewoon Aandeel vertegenwoordigen en gezamenlijk 17,5% van de geplaatste en uitstaande Gewone Aandelen vertegenwoordigen.

Behalve in het geval dat vrijstellingen zijn verkregen of uitzonderingen van (overige) toepasselijke regelgeving mogelijk is, is de Bieder voornemens het Bod overeenkomstig de biedingsregels van de Verenigde Staten (hoofdzakelijk de Regulations 14D en 14E ingevolge de Exchange Act) en de Nederlandse biedingsregels uit te brengen (de jurisdictie waarin de Gewone Aandelen hoofdzakelijk genoteerd zijn alsmede Crucell’s vestigingsplaats).

14.4	De Biedprijs

Aan de Aandeelhouders zal, onder de voorwaarden en conform de restricties zoals opgenomen in dit Biedingsbericht, voor elk Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt) en geleverd en niet op een geldige wijze is ingetrokken, een netto betaling in contanten plaatsvinden ten bedrage van EUR 24,75 per Aandeel, zonder betaling van rente en onder aftrek van enige toepasselijke (bron)belasting.

Aan de houders van ADSs zal voor elke ADS die op geldige wijze is aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt) een netto betaling in contanten plaatsvinden ten bedrage van het equivalent van EUR 24,75 in US dollars, zonder betaling van rente en onder aftrek van enige toepasselijke (bron)belasting, welke zal worden berekend door gebruik te maken van de locale handels wisselkoers van de US dollar tegen de euro op de datum waarop het Amerikaanse Betaal- en Wisselkantoor de middelen ontvangt om te betalen voor de ADSs bij de totstandbrenging van het Bod. In geen geval zal er rente worden betaald over de te ontvangen contanten.

De Biedprijs is inclusief enig dividend of andere uitkering op de Aandelen dat mogelijk is of wordt vastgesteld en/of betaald voor de Dag van Overdracht en dientengevolge zal de Biedprijs verminderd worden met het bedrag van een dergelijk dividend of andere uitkering (voor aftrek van enige toepasselijke (bron)belasting). Verwezen wordt naar Hoofdstuk 6.2 (Offer Price) en Hoofdstuk 7.19 (Dividend Policy).

Enig dividend of andere uitkering op de Aandelen dat mogelijk is vastgesteld en/of betaald voor de Dag van Overdracht aan een Aandeelhouder die zijn of haar Aandelen niet heeft aangemeld onder het Bod voor het Uiterste Tijdstip van Aanmelding, zal worden afgetrokken van de Biedprijs die verschuldigd is aan zo’n Aandeelhouder voor de Aandelen die aangemeld zijn na het Uiterste Tijdstip van Aanmelding.

14.5	Rationale voor het Bod en substantiëring van de Biedprijs

De Bieder is van mening dat het Bod een reële waarde biedt aan de Aandeelhouders van Crucell en eveneens zeer voordelig is voor de andere stakeholders van Crucell. Johnson & Johnson en Crucell hebben het gezamenlijke doel om wereldwijd de levens van mensen te verbeteren. De aankoop van Crucell biedt Johnson & Johnson een nieuw platform voor groei en het bevordert van haar doel om geïntegreerde oplossingen voor de gezondheidszorg te leveren, met de specifieke nadruk op preventie. Operationele uitmuntendheid in productie en supply chain management heeft van Crucell een gevestigde en betrouwbare producent van vaccinaties gemaakt, in het bijzonder in opkomende markten. Johnson & Johnson is voornemens om deze kwaliteiten verder uit te bouwen en met de expertise en het talent van de werknemers van Crucell, om wereldwijd een positief verschil te blijven maken in de levens van mensen.

Als onderdeel van de Johnson & Johnson Groep, zal Crucell significant profiteren van Johnson & Johnson’s bekwaamheid en ervaring in de ontwikkeling en vercommercialisering van farmaceutische producten wereldwijd. Tegelijkertijd zal Crucell’s bekwaamheid in de productie, ontdekking en vercommercialisering van vaccinaties een krachtig platform voor Johnson & Johnson creëren in de vaccinatiemarkt. De meerderheid van Crucell’s activiteiten bevindt zich in de pre-klinische of de vroege ontwikkelingsfase en dus zal een aanzienlijke investering nodig zijn om deze producten door de klinische ontwikkeling en op de markt te brengen. Crucell’s overzichtelijke en gestroomlijnde structuur heeft gezorgd voor significante historische voordelen voor Crucell en haar Aandeelhouders; echter als Crucell onderdeel zou worden van de grotere en meer diverse Johnson & Johnson Groep, dan zal Crucell de mogelijkheid hebben haar groei te bespoedigen en haar bekwaamheid om vaccinaties en andere producten te creëren, produceren en verkopen, wereldwijd uit te breiden. Johnson & Johnson heeft de benodigde middelen om de risico’s en de kosten, die gepaard gaan met de volgende fases in Crucell’s productontwikkeling, op zich te nemen. Johnson & Johnson is verder voornemens om te blijven investeren in de ontwikkeling van Crucell’s productportfolio en activiteiten en Crucell’s doel te ondersteunen om wereldwijd het aantal mensen te vermeerderen dat beschermd is tegen infectieziekten.

De Biedprijs is in contanten en geeft de Aandeelhouders de mogelijkheid om een zekere, aanzienlijke en onmiddellijke waarde voor hun Aandelen te realiseren.

●
De prijs van een Gewoon Aandeel heeft in het afgelopen jaar een kleine groei laten zien, en is pas significant gestegen na de aankondiging van het Bod. Ter illustratie, de slotkoers van een Gewoon Aandeel op NYSE Euronext op 16 september 2010, de dag voordat Johnson & Johnson en Crucell aankondigden dat ze in onderhandeling waren over het Bod was EUR 15,70, dat is EUR 0,22 lager dan de prijs van 16 september 2009, te weten EUR 15,92. Johnson & Johnson is overtuigd dat de ongewijzigde handelsprijs en de gerelateerde waardebepaling van Crucell de zienswijze van de markt weergeven met betrekking tot Crucell als een zelfstandige onderneming, inclusief de mogelijke toekomstige ontwikkelingen bij Crucell.

●
De Biedprijs per Aandeel vertegenwoordigt een premie van 58% op de slotkoers van de Gewone Aandelen van EUR 15,70 op 16 september 2010, de dag voordat Johnson & Johnson en Crucell aankondigden dat ze in onderhandeling waren over het Bod.

●
De Biedprijs per Aandeel vertegenwoordigt een premie van 63% op de gemiddelde handelsprijs, genomen over 30 dagen, van EUR 15,20 per 16 september 2010, de dag voordat Johnson & Johnson en Crucell aankondigden dat ze in onderhandeling waren over het Bod.

●
De Biedprijs per Aandeel vertegenwoordigt een 68% premie op de gemiddelde slotkoersen van EUR 14,77 op de Gewone Aandelen over de afgelopen twaalf maanden periode eindigend op 16 september 2010, de dag voordat Johnson & Johnson en Crucell aankondigden dat ze in onderhandeling waren over het Bod.

●
De Biedprijs per Aandeel vertegenwoordigt een premie van 43% over de gemiddelde richtprijzen van 11 publiekelijk beschikbare sell side vermogensonderzoek analisten vastgesteld tussen 17 augustus 2010 (de dag volgend op de bekendmaking van Crucell’s tweede kwartaalcijfers van het boekjaar 2010) en 16 september 2010 (de dag voordat Johnson & Johnson en Crucell aankondigden dat ze in onderhandeling waren over het Bod). De richtprijzen van de onderzoeksanalisten varieerden van EUR 14,00 tot EUR 20,00, met een gemiddelde van EUR 17,36. De bandbreedte en het gemiddelde van de richtprijs is gebaseerd op vermogensonderzoek rapportages van ABN AMRO, Bank of America / Merrill Lynch, BNP Paribas, Jefferies, Kempen & Co., Petercam, Rabo Securities, RBS, S&P, Theodoor Gilissen, UBS.

●
De premie overtreft de gemiddelde 41% een-dags premie voor de 21 Nederlandse openbare biedingen met een vermogenswaarde van meer dan EUR 100 miljoen die aangekondigd en afgerond werden in de periode van 1 september 2006 tot en met 1 september 2010. (Canon/Océ, Boskalis/Smit Internationale, Jumbo/Super de Boer, (activa/passiva transactie), SHV/Eriks, Disney/Jetix Europe, CVC/Schuitema, Staples/Corporate Express, Eriks/Econosto, Randstad/Vedior, SABMiller/Grolsch, Rexel/Hagemeyer, KPN/Getronics, TomTom/Tele Atlas, Danone/Numico, CVC/Univar, Candover-Landsbanki-Eyrir/Stork, Unibail/Rodamco, Fortis-RBS-Santander/ABN AMRO, Mecom/Wegener, Cyrte-Mediaset-Goldman Sachs/Endemol, Gilde Buy Out/Nedschroef).

●
De premie overtreft de gemiddelde 34% een-dags premie voor 7 vergelijkbare  openbare biedingen met betrekking tot vaccinatie die aangekondigd en afgerond werden in de periode van 26 juni 2000 en 25 september 2008 (Baxter/North American Vaccine, MedImmune/Aviron, Chiron/Powerject, Crucell/Berna Biotech, Novartis/Chiron, Astra Zeneca/Med-Immune and Sanofi/Acambis).

●
De geboden premie weegt op tegen de gemiddelde 64% een-dags premie (de gemiddelde een-dags premies varieerden van 18% tot 117%) voor 11 vergelijkbare  openbare biedingen met betrekking tot farmacie en biotechnologie die aangekondigd en afgerond werden in de periode van 4 februari 2008 en 30 juni 2010 (Celgene/Abraxis, Astellas/OSI, Abbott/Facet, Bristol Myers Squibb/Medarex, Johnson & Johnson/Cougar Biotech, Gilead/CV Therapeutics, Eli Lilly/Imclone Systems, GlaxoSmithkline/Sirtris, Takeda/Millenium, Sanofi-Aventis/Acambis and Pfizer/Encysive).

Zowel de Raad van Bestuur als de Raad van Commissarissen is van mening dat het Bod en de andere Transacties in het belang zijn van Crucell’s stakeholders, inclusief haar Aandeelhouders, werknemers, partners, patiënten en klanten, alsmede voor de gemeenschappen waarin Crucell gevestigd is en te werk gaat. De verwachting is dat klanten en patiënten zullen profiteren van de versterkte kracht en wereldwijde vertegenwoordiging van de gecombineerde onderneming, aangezien Johnson & Johnson Crucell’s operationele uitmuntendheid in de productie en supply chain management zal versterken  en de ontwikkeling van Crucell’s productportfolio en activiteiten zal bespoedigen en uitbreiden. Verwezen wordt naar Hoofdstuk 7.2 (Substantiation of the Offer Price) en Hoofdstuk 7.3 (Rationale for the Offer).

14.6	Financiering van het Bod

Johnson & Johnson, de moedermaatschappij van de Bieder, of een van haar groeps- of dochtermaatschappijen, zal de Bieder voorzien van voldoende geld uit kasmiddelen die op dit moment beschikbaar zijn binnen de Johnson & Johnson Groep om alle Aandelen die op geldige wijze zijn aangemeld (of op ongeldige wijze, indien de Bieder desalniettemin aanvaardt) en geleverd en niet op een geldige wijze is ingetrokken, te verwerven en om de Bieder van middelen te voorzien voor enige Post-Closing Herstructurering. Het Bod is niet onderworpen aan enige financieringsvoorwaarden of onzekerheden. Verwezen wordt naar Hoofdstuk 7.4 (Financing of the Offer).

14.7	Aanbeveling van de Raad van Bestuur en de Raad van Commissarissen

De Raad van Bestuur en de Raad van Commissarissen hebben unaniem besloten om de Aandeelhouders aan te bevelen om (i) het Bod te aanvaarden, (ii) hun Aandelen aan te melden onder het Bod, (iii) aan de Bieder de Volmachten met betrekking tot die Aandelen te geven zodat de Bieder de stemrechten gekoppeld aan die Aandelen kan uitoefenen aangaande het Besluit op de BAVA na het Bod en (iv) de Governance Besluiten te aanvaarden die voorgesteld zullen worden op de BAVA inzake het Bod.

Een beschrijving van de redenen van de Raad van Bestuur en de Raad van Commissarissen voor de aanbeveling van de hierboven beschreven zaken is in meer detail uiteengezet in de Standpuntbepaling van de Vennootschap en in Schedule 14D-9 dat gedeponeerd is door Crucell bij de SEC in verband met het Bod (en waarvan de Standpuntbepaling onderdeel is).

14.8	Gecommiteerde Aandelen en gehouden Aandelen

Alle leden van de Raad van Bestuur en de Raad van Commissarissen hebben de Onherroepelijke Toezegging gedaan de Aandelen die zij houden onder het Bod aan te melden. Deze Onherroepelijke Toezeggingen worden nader uiteengezet in Hoofdstuk 7.25.16 (Irrevocable Undertakings). De leden van de Raad van Bestuur en de Raad van Commissarissen houden op de datum van dit Biedingsbericht in totaal 576.789 Aandelen, welk belang op de datum van dit Biedingsbericht ongeveer 0,70% van het totaal geplaatst en uitstaand aandelenkapitaal van Crucell vertegenwoordigt.

JHC, een dochtermaatschappij van Johnson & Johnson, houdt 14.626.984 Gewone Aandelen, welk belang op de datum van dit Biedingsbericht ongeveer 17.9% van het totaal geplaatst en uitstaand aandelenkapitaal van Crucell vertegenwoordigt. JHC zal haar aandelen aanmelden onder het Bod aan de Bieder.

14.9	Voorwaarden

Niettegenstaande andere bepalingen met betrekking tot het Bod, is de verplichting van de Bieder om het Bod gestand te doen ervan afhankelijk dat op de Dag van Gestanddoening aan de volgende Voorwaarden is voldaan of, voorzover relevant, daarvan afstand is gedaan:

(a)
Na afloop van de Aanmeldingstermijn, op de Uiterste Dag van Aanmelding, ofwel (A) (i)  is het Aantal Aangemelde Aandelen ten minste 80% (tachtig procent) en (ii) is het Aantal Aangemelde Volmachten ten minste 80% (tachtig procent) en (iii) heeft de Bieder een Gunstige IRS Ruling verkregen zonder dat de Gunstige IRS Ruling of de Gunstige Nederlandse Belasting Ruling is ingetrokken, ontbonden of gekwalificeerd op enige wijze die nadelig is voor de Bieder, de Vennootschap of enig van haar groeps- of dochtermaatschappijen of (B) het Aantal Aangemelde Aandelen is ten minste 95% (vijf en negentig procent);

(b)
Er heeft zich geen Materieel Nadelig Effect voorgedaan met betrekking tot de Crucell groep, als geheel genomen, in de periode beginnend op de datum van dit Biedingsbericht en eindigend op de Dag van Gestanddoening;

(c)
Op of voorafgaand aan de Uiterste Dag van Aanmelding, zijn alle goedkeuringen en toestemmingen verkregen (met inbegrip van de afloop of beëindiging van alle wachttermijnen en verlengingen daarvan) die vereist zijn onder enige mededingingswetgeving die van toepassing is op het Bod;

(d)	Op of voorafgaand aan de Uiterste Dag van Aanmelding, zijn de Governance Besluiten goedgekeurd tijdens de BAVA inzake het Bod;

(e)
(A) Op of voorafgaand aan de Dag van Gestanddoening, heeft de Stichting Preferente Aandelen niet haar call optie uitgeoefend, welke zij heeft op basis van de Crucell Optie Overeenkomsten, gesloten tussen de Stichting Preferente Aandelen en Crucell en (B) de Stichting Preferente Aandelen geen verzoek gedaan bij de Ondernemingskamer om een enquêteprocedure te gelasten of in geval van subartikel (A) of (B), indien een zodanige optie is uitgeoefend, heeft de Stichting Preferente Aandelen bewerkstelligd dat alle preferente aandelen uitgegeven aan de Stichting Preferente Aandelen in verband met een dergelijke uitoefening van de optie zijn ingetrokken, teruggekocht of ingekocht door de Vennootschap voor een bedrag dat niet meer zal bedragen dan het bedrag dat betaald is aan de Vennootschap door de Stichting Preferente Aandelen voor die preferente aandelen, of, in afwachting van een dergelijke intrekking, terugkoop of inkoop, heeft de Stichting Preferente Aandelen zich verbonden om haar stemrechten niet uit te oefenen ten aanzien van de preferente aandelen;

(f)
Op of voorafgaand aan de Dag van Gestanddoening, heeft de Vennootschap geen materiële inbreuk gemaakt op de op haar rustende verplichtingen onder de Fusieovereenkomst (met uitzondering van enige inbreuk op de mededelingen en garanties van de Vennootschap zoals beschreven in de Fusieovereenkomst) of, indien een dergelijk inbreuk zich heeft voorgedaan, is deze door de Vennootschap hersteld;

(g)
Op of voorafgaand aan de Dag van Gestanddoening, heeft de Bieder geen materiële inbreuk gemaakt op de op haar rustende verplichtingen onder de Fusieovereenkomst (met uitzondering van enige inbreuk op de mededelingen en garanties van de Bieder zoals beschreven in de Fusieovereenkomst) of, indien een dergelijk inbreuk zich heeft voorgedaan, is deze door de Bieder hersteld;

(h)
Op of voorafgaand aan de Dag van Gestanddoening, is geen kennisgeving van de AFM ontvangen inhoudende dat de voorbereiding van het Bod in strijd is met hoofdstuk 5.5 van de Wft en dat op grond van artikel 5:80 lid 2 van de Wft, de beleggingsondernemingen (zoals gedefinieerd in de Wft) niet zouden mogen meewerken aan de executie en voltooiing van het Bod;

(i)
Op of voorafgaand aan de Dag van Gestanddoening (A) is de handel in Gewone Aandelen (i) op Euronext Amsterdam niet opgeschort of beëindigd als gevolg van een noteringsmaatregel genomen door Euronext Amsterdam overeenkomstig artikel 6901/2 of enig andere relevante bepaling van het Euronext Rulebook I (Harmonised Rules) en (ii) op de Swiss Exchange niet opgeschort of beëindigd als gevolg van omstandigheden zoals opgesomd in artikel 58 van de Swiss Exchange Listing Rules en (B) is de handel in ADSs op NASDAQ niet opgeschort of beëindigd, het voorgaande met uitzondering van tijdelijke opschortingen gebruikelijk in de handel;

(j)
Op de Dag van Gestanddoening is er geen bevel, schorsing, uitspraak of besluit genomen door een rechter, arbiter, overheid, overheidsinstantie of andere toezichthoudende of administratieve instantie en geen wet in formele zin, regel, wettelijke regeling, overheidsbesluit of rechtelijke beschikking, van kracht geworden, geëxecuteerd of van toepassing geacht op het Bod of de Transacties, waardoor het Bod of de Transacties of de mogelijkheid van de Bieder om effectieve controle over de Vennootschap te verkrijgen op enige materiële wijze wordt beperkt, verboden of vertraagd of waardoor het redelijkerwijs te verwachten is dat het zal worden beperkt, worden verboden of worden vertraagd;

(k)
(A) Op de Dag van Gestanddoening zal er geen proces, actie of procedure aanhangig zijn gemaakt door een overheidsinstantie of door enig ander persoon, met een redelijke kans van slagen op de wijze bedoeld in subartikelen (i), (ii) of (iii) hieronder (anders dan, in geval van de hierna volgende subartikelen (ii) en (iii), een proces, actie of procedure aanhangig gemaakt door een commerciële wederpartij van de Vennootschap of van een groepsmaatschappij van de Vennootschap die (x) zich niet beroept op een actie of rechtsmiddel op basis van enige toepasselijke mededingingswetgeving en die (y) erop gericht is om een vonnis of maatregel te verkrijgen welke beperkt is tot de commerciële overeenkomst tussen dergelijke partijen en die er niet op gericht is om het Bod of de andere Transacties te verbieden), (i) die erop gericht is om de voltooiing van het Bod of andere Transacties tegen te houden of te verbieden (met inbegrip van het aanvechten van de verkrijging van Aandelen door de Bieder onder het Bod), of die erop gericht is beperkingen op te leggen aan de eigendom van de Aandelen van de Bieder of haar groeps- en dochtermaatschappijen, (ii) die erop gericht is het eigendom of activiteiten van de Vennootschap, van de Bieder of van hun respectievelijke groeps- of dochtermaatschappijen te verbieden of te beperken, of van een gedeelte van de activiteiten of de activa van de Vennootschap, de Bieder of van hun respectievelijke groeps- of dochtermaatschappijen, of om de Vennootschap, de Bieder, of hun respectievelijke groeps- of dochtermaatschappijen te dwingen af te splitsen of gescheiden te houden van een gedeelte van de activiteiten of de activa van de Vennootschap, de Bieder of enig van haar respectieve groeps- of dochtermaatschappijen of (iii) die erop gericht is om te verbieden dat de Bieder of enige van haar groeps- of dochtermaatschappijen feitelijk zeggenschap heeft over de onderneming of activiteiten van de Vennootschap of enige van haar groepsmaatschappijen, in het geval van elk van de voornoemde subartikelen (i) tot en met (iii), tengevolge van het Bod of de andere Transacties en (B) er geen bevel, schorsing, uitspraak of besluit is genomen door een rechter, arbiter, overheid, overheidsinstantie of andere toezichthoudende of administratieve instantie en geen wet in formele zin, regel, wettelijke regeling, overheidsbesluit of rechtelijke beschikking, van kracht zijn geworden, geëxecuteerd of van toepassing worden geacht die het in de voornoemde subartikelen (i) tot en met (iii) beschrevene verwezenlijkt of die de strekking heeft zulks te verwezenlijken;

(l)
Op of voorafgaand aan de Dag van Gestanddoening is er geen Alternatief Voorstel gedaan; met dien verstande dat de Bieder deze voorwaarde alleen mag inroepen ofwel (i) omwille van het verhogen van de Biedprijs volgend op een eerdere verhoging van de Biedprijs tijdens de Aanmeldingstermijn (inclusief verlengingen daarvan) door het Bod te laten vervallen overeenkomstig artikel 12 lid 3 Bob en vervolgens een nieuw openbaar bod uit te brengen of (ii) indien de Vennootschap en/of de Raad van Bestuur en Raad van Commissarissen hebben vastgesteld dat een dergelijk Alternatief Voorstel kwalificeert als een Superieur Bod in overeenstemming met de voorwaarden van de Fusieovereenkomst.

(m)	Op of voorafgaand aan de Dag van Gestanddoening is de Fusieovereenkomst niet beëindigd; en

(n)
De mededelingen en garanties van de Vennootschap opgenomen in Schedule E (Warranties) van de Fusieovereenkomst (Deel 1) zijn juist en correct in alle materiële opzichten op de datum van de Fusieovereenkomst, met hetzelfde effect als het moment waarop de mededelingen en garanties gegarandeerd werden (tenzij in het geval van een eerdere datum, in dat geval vanaf die eerdere datum) en (i) de mededelingen en garanties van de Vennootschap bevatten in artikelen 1 (met betrekking tot de bevoegdheid en competentie), 2 (met betrekking tot de Aandelen en de Gewone Aandelen) 3.1 (met betrekking tot de invloed van de Transacties) en 5.25 (met betrekking tot brokers, honoraria en kosten) van Schedule E van de Fusieovereenkomst (Deel 1) zijn juist en correct  vanaf de Dag van Gestanddoening, met hetzelfde effect als het moment waarop de mededelingen en garanties gegarandeerd werden (tenzij in het geval van een eerdere datum, in dat geval vanaf die eerdere datum) en (ii) alle andere mededelingen en garanties van de Vennootschap opgenomen in Schedule E (Deel 1) van de Fusieovereenkomst (met betrekking tot beurs- en effenregelgeving, de Vennootschap en de groepsmaatschappijen) zijn juist en correct (afgezien van alle kwalificaties en uitzonderingen daarin opgenomen met betrekking tot de materialiteit, een Materieel Nadelig Effect of enig soortgelijke standaard of kwalificatie) vanaf de Dag van Gestanddoening met hetzelfde effect als het moment waarop de mededelingen en garanties gegarandeerd werden (tenzij in het geval van een eerdere datum, in dat geval vanaf die eerdere datum), behalve wanneer een inbreuk op dergelijke mededelingen en garanties geen Materieel Nadelig Effect heeft.

De Voorwaarden (a), (b), (e), (f), (j), (k), (l)  en (n) zijn uitsluitend ten behoeve van de Bieder en daarvan mag de Bieder te allen tijde (geheel of gedeeltelijk) afstand doen door middel van een schriftelijke verklaring aan de Vennootschap met dien verstande dat wanneer de Bieder afstand doet van de Voorwaarde (a) de goedkeuring vereist is van de Vennootschap in het geval het Aantal Aangemelde Aandelen zoals genoemd in Voorwaarde (a) (A) (i) minder is dan 80% en het Aantal Aangemelde Volmachten zoals genoemd in Voorwaarde (a) (A) (ii) minder is dan 75%.

Voorwaarden (c), (d), (i), (j) en (m) zijn ten behoeve van de Bieder en Crucell gezamenlijk en daarvan mag alleen (geheel of gedeeltelijk) afstand van worden gedaan door Crucell en de Bieder gezamenlijk  door middel van een schriftelijke overeenkomst.

Voorwaarde (g) is uitsluitend zijn uitsluitend ten behoeve van de Vennootschap en daarvan mag de Vennootschap te allen tijde (geheel of gedeeltelijk) afstand doen door middel van een schriftelijke verklaring aan de Bieder.

Van Voorwaarde (h) kan geen afstand worden gedaan.

De Bieder en Crucell zijn overeengekomen in de Fusieovereenkomst dat geen van hen de Voorwaarden mag inroepen indien de niet-nakoming van (een) dergelijke Voorwaarde(n) is veroorzaakt door een tekortkoming van de inroepende partij van enige op haar rustende verplichtingen onder de Fusieovereenkomst.

14.10	Aanmelding

14.10.1	Aanmeldingstermijn en de Verlenging van de Aanmeldingstermijn

De Aanmeldingstermijn begint om 9:00 uur Nederlandse tijd (3:00 a.m. New Yorkse tijd) op [●] [●] 2010 en, tenzij de termijn wordt verlengd, eindigt op het Uiterste Tijdstip van Aanmelding. Aanmelding onder het Bod geschiedt op de wijze zoals beschreven in dit Biedingsbericht. Aandelen die zijn aangemeld onder het Bod mogen op elk moment worden ingetrokken voorafgaand aan het Uiterste Tijdstip van Aanmelding. Indien Aandelen die zijn aangemeld onder het Bod worden ingetrokken, zal de Volmacht van de desbetreffende Aandeelhouder eveneens worden ingetrokken.

Wanneer één of meerdere Voorwaarden niet is vervuld op het Uiterste Tijdstip van Aanmelding, kan de Bieder de Aanmeldingstermijn voor een periode van minimaal twee weken en maximaal tien weken verlengen, zodat de Voorwaarden vervuld kunnen worden of, voor zover toelaatbaar door de wet en de voorwaarden van de Fusieovereenkomst, daarvan afstand kan worden gedaan. Daarnaast moet de Bieder de Aanmeldingstermijn verlengen conform de voorwaarden van de Fusieovereenkomst wanneer enige Voorwaarde (anders dan de Voorwaarden uiteengezet in Hoofdstuk 14.9(d) (goedkeuring van de Governance Besluiten tijdens de BAVA inzake het Bod), (e) (geen gebruikmaking door de Stichting Preferente Aandelen van haar recht om de call optie uit te oefenen of een enquêteprocedure te beginnen), (h) (geen kennisgeving van de AFM met betrekking tot bepaalde bepalingen van het Bob), (l) (geen Alternatief Voorstel) of (m) (geen beëindiging van de Fusieovereenkomst)) niet is vervuld of daarvan geen afstand is gedaan. Echter, in geen geval behoeft de Bieder de Aanmeldingstermijn te verlengen tot na 6 juli 2011. De Aanmeldingstermijn mag slechts eenmaal worden verlengd, tenzij in het geval van een gebeurtenis zoals beschreven in artikel 15 lid 5 Bob of indien de AFM een vrijstelling heeft verleend voor een verlenging, welke alleen in uitzonderlijke gevallen zal worden verleend. Indien de Aanmeldingstermijn wordt verlengd, zal de Bieder een aankondiging hieromtrent doen op de Aankondigingsdatum overeenkomstig artikel 15 lid 2 Bob.

Gedurende de verlenging van de Aanmeldingstermijn blijven de Aandelen die reeds op geldige wijze waren aangemeld (of op ongeldige wijze indien de Bieder de aanmelding desalniettemin aanvaardt) en geleverd en de verleende Volmachten, welke niet op een geldige wijze zijn ingetrokken, aangemeld en verleend, behoudens het recht van ieder Aandeelhouder om de aangemelde Aandelen en daarmee verleende Volmachten in te trekken.

Indien de Bieder het Bod heeft verlengd tot na het Uiterste Tijdstip van Aanmelding, zullen alle verwijzingen in dit Biedingsbericht naar het “Uiterste Tijdstip van Aanmelding”, de “Uiterste Dag van Aanmelding” of “op [●] [●] 2011, om 17:30 uur Nederlandse tijd (11:30) New Yorkse tijd)” worden verschoven naar de uiterste datum en het uiterste tijdstip tot waartoe het Bod is verlengd.

Verwezen wordt naar Hoofdstuk 6.4 (The Acceptance Period and Extension of the Acceptance Period).

14.10.2	Gestanddoening

Het Bod wordt gedaan onder voorbehoud van de vervulling van de Voorwaarden, tenzij daarvan afstand wordt gedaan zoals uiteengezet in Hoofdstuk 14.9.

De Bieder zal niet later dan op de derde Werkdag volgend op de Uiterste Dag van Aanmelding,  zijnde de Aankondigingsdatum, vaststellen of aan de Voorwaarden is voldaan of dat hiervan afstand wordt gedaan. Op de Aankondigingsdatum,  zal de Bieder een openbare mededeling doen, met inachtneming van artikel 16 lid 1 van het Bob, of het Bod (i) gestand wordt gedaan, (ii) is verlengd met inachtneming van artikel 15 van het Bob (verwezen wordt naar Hoofdstuk 6.4) of (iii) wordt beëindigd omdat er niet is voldaan aan de Voorwaarden of daarvan geen afstand is gedaan door de Bieder. Een Aandeelhouder mag de aangemelde Aandelen niet intrekken op enig moment na het Uiterste Tijdstip van Aanmelding, inbegrepen de termijn van de drie Werkdagen volgend op de Uiterste Dag van Aanmelding, tenzij het Bod is verlengd of beëindigd.

14.10.3	Overdracht

Indien de Bieder aankondigt dat het Bod gestand wordt gedaan, zullen de Aandeelhouders die het Bod hebben aanvaard en hun Aandelen hebben aangemeld voorafgaand aan het Uiterste Tijdstip van Aanmelding op de Dag van Overdracht, de Biedprijs ontvangen voor elk Aandeel dat op de geldige wijze is aangemeld (of op ongeldige wijze indien de Bieder de aanmelding desalniettemin aanvaardt) en geleverd, en niet op een geldige wijze is ingetrokken, op basis van de condities en met inachtneming van de voorwaarden en restricties van het Bod. De Dag van Overdracht zal niet later plaatsvinden dan drie Werkdagen na de Dag van Overdracht, met uitzondering van onvoorziene omstandigheden (bijvoorbeeld in geval van force majeure waardoor de Overdracht wordt belemmerd).

14.10.4	Na-Aanmeldingstermijn

In geval van een Na-Aanmeldingstermijn, zal aan de Aandeelhouders die het Bod hebben aanvaard en hun Aandelen hebben aangemeld tijdens de Na-Aanmeldingstermijn, de Biedprijs onmiddellijk worden betaald en zal de betaling in ieder geval niet later plaatsvinden dan drie Werkdagen nadat de Aandelen zijn aangemeld.

14.11	Aanvaarding van het Bod en Aanmelding door houders van Gewone Aandelen

14.11.1	Algemeen

De Bieder behoudt zich het recht voor om Aandelen te aanvaarden die zijn aangemeld voor aanvaarding, zelfs indien dit niet geschiedt op de wijze zoals omschreven in Hoofdstuk 6.3 (Acceptance of the Offer by Shareholders and Tender Procedures).

14.11.2	Aanmelding via een Toegelaten Instelling

Houders van Gewone Aandelen die direct of indirect worden gehouden via een Toegelaten Instelling worden verzocht hun aanmelding via hun bank, effectenmakelaar of andere financiële intermediair uiterlijk op [●] 2011 om 17:30 uur Nederlandse tijd (11:30 uur New Yorkse tijd) bekend te maken aan het Betaal- en Wisselkantoor, tenzij de Aanmeldingstermijn is verlengd overeenkomstig Hoofdstuk 6.4 (The Acceptance Period and Extension of the Acceptance Period). De desbetreffende bank, effectenmakelaar of andere financiële intermediair kan een eerdere deadline vaststellen voor aanmelding door Aandeelhouders zodat deze bank, effectenmakelaar of andere financiële intermediair voldoende tijd heeft om de aanmelding door te geven aan het Betaal- en Wisselkantoor. Dienovereenkomstig dienen houders van Gewone Aandelen die direct of indirect gehouden worden via een Toegelaten Instelling contact op te nemen met hun bank, effectenmakelaar of andere financiële intermediair om informatie te verkrijgen omtrent de uiterste datum waarop de Aandeelhouders het Bod dienen te aanvaarden en zich te houden aan de data gecommuniceerd door een dergelijke bank, effectenmakelaar of andere financiële intermediair aangezien die data zouden kunnen verschillen met de data en tijden aangegeven in dit Biedingsbericht.

Verwezen wordt naar Hoofdstuk 6.3.2 (Acceptance by Holders of Ordinary Shares).

14.11.3	Houders van Gewone Aandelen die individueel zijn geregistreerd in het aandeelhoudersregister van Crucell

Aandeelhouders die Gewone Aandelen hebben die individueel zijn geregistreerd in het aandeelhoudersregister van Crucell en die hun Aandelen willen aanmelden onder het Bod, moeten een ingevuld en getekend Aanmeldings- en Volmacht Formulier overhandigen aan het Betaal- en Wisselkantoor uiterlijk op het uiterste Tijdstip van Aanmelding. Het Aanmeldings- en Volmacht Formulier is op aanvraag beschikbaar bij de Crucell of het Betaal- en Wisselkantoor. Een ingevuld en getekend Aanmeldings- en Volmacht Formulier zal tevens dienen als akte van levering met betrekking tot de Aandelen waarnaar hierin wordt verwezen.

Verwezen wordt naar Hoofdstuk 6.3.2 (Acceptance by Holders of Ordinary Shares).

14.11.4	Aanmelding door houders van ADSs

Aandeelhouders die geregistreerde ADSs houden, ofwel in de vorm van ADRs ofwel ongecertificeerd via een Direct Registratie Systeem, kunnen het Bod aanvaarden en kunnen hun ADSs aanmelden door een volledig ingevulde en getekende ADS Leveringsbrief, indien van toepassing gelegaliseerd door een bevoegde waarborginstantie, samen met ADRs als bewijsstuk van ADSs gespecificeerd op de voorkant van de ADS Leveringsbrief, indien van toepassing, te bezorgen bij het Amerikaanse Betaal- en Wisselkantoor uiterlijk op het Uiterste Tijdstip van Aanmelding. De ADS Leveringsbrieven en andere soortgelijke formulieren zijn op aanvraag beschikbaar bij het Amerikaanse Betaal- en Wisselkantoor. In het geval ADRs niet beschikbaar zijn, kunnen houders van ADSs in de vorm van ADRs tevens de Guaranteed Delivery Procedure volgen zoals beschreven in Hoofdstuk 6.3.3 (Acceptance by Holders of ADSs onder “Guaranteed Delivery Procedure”). De volledig ingevulde en getekende ADS Leveringsbrieven en, indien van toepassing, tezamen met de bijbehorende ADRs, dienen alleen aan het Amerikaanse Betaal- en Wisselkantoor gestuurd te worden en niet aan de Bieder, het Betaal- en Wisselkantoor, The Bank of New York (als houder van de ADSs) ofwel het Volmacht- en Informatiekantoor.

Aandeelhouders die ADSs in book entry vorm houden welke allen gehouden worden door de faciliteiten van DTC, moeten aan hun financiële intermediair via welke de Aandeelhouders hun ADSs houden, instructies geven om die ADSs via de book entry overdrachtsfaciliteiten van DTC aan te melden bij de DTC rekening van het Amerikaanse Betaal- en Wisselkantoor samen met een ontvangstbevestiging van de bemiddelaar dat de Aandeelhouder de ADS Leveringsbrief heeft ontvangen en heeft bevestigd daarmee en met dit Biedingsbericht akkoord te zijn, uiterlijk op het Uiterste Tijdstip van Aanmelding. In het geval de procedure voor book entry overdracht niet op tijd afgerond kan worden, kunnen Aandeelhouders van ADSs in book entry vorm tevens de Guaranteed Delivery Procedure volgen zoals beschreven in Hoofdstuk 6.3.3 (Acceptance by Holders of ADSs onder “Guaranteed Delivery Procedure”). Uw financiële intermediair kan een eerdere deadline vaststellen voor communicatie door de Aandeelhouders zodat deze voldoende tijd heeft om de aanmelding door te geven aan het Amerikaanse Betaal- en Wisselkantoor. Dienovereenkomstig dienen Aandeelhouders die ADSs houden via een financiële intermediair contact op te nemen met die financiële intermediair om informatie te verkrijgen omtrent de uiterste datum waarop de Aandeelhouders het Bod dienen te aanvaarden en zich te houden aan de data gecommuniceerd door een dergelijke financiële intermediair aangezien die data zouden kunnen verschillen met de data en tijden aangegeven in dit Biedingsbericht.

Verwezen wordt naar Hoofdstuk 6.3.3 (Acceptance by Holders of ADSs).

14.12	Gevolgen van het Bod met betrekking tot liquiditeit en beëindiging beursnotering

Indien een Aandeelhouder besluit om zijn of haar Aandelen niet onder het Bod aan te melden, zal de Aandeelhouder eigenaar blijven van zijn of haar Aandelen in de huidige vorm. Indien het Bod gestand wordt gedaan, zal door de aankoop van de Aandelen door de Bieder onder het Bod het aantal Aandeelhouders verminderen, evenals het aantal Aandelen dat ter beurze zou worden verhandeld en dit zal een negatieve invloed hebben op de liquiditeit en mogelijk op de marktwaarde van de Aandelen die niet onder het Bod zijn aangemeld.

Indien het Bod gestand wordt gedaan is de Bieder bovendien voornemens om, voorzover toegestaan onder het toepasselijke recht en de beursregels, zo spoedig als redelijkerwijs mogelijk onder de geldende regels en voorschriften de notering van de Gewone Aandelen en de ADSs aan Euronext Amsterdam, de Swiss Exchange en NASDAQ te beëindigen.

14.13	Post-Closing Herstructurering en Toekomstige Juridische Structuur

De Bieder zal indien het Bod gestand wordt gedaan en ten minste 95% van de geplaatste en uitstaande Aandelen zijn verworven, de resterende Aandelen die niet zijn aangemeld verwerven door middel van de wettelijke uitkoopprocedure overeenkomstig artikel 2:92a of 2:201a van het Burgerlijk Wetboek of door een uitkoopprocedure te starten overeenkomstig artikel 2:359c van het Burgerlijk Wetboek. Verwezen wordt naar Hoofdstuk 17.5.2 (Buy-Out). Indien het Bod gestand wordt gedaan en ten minste 80%, maar minder dan 95%, van de geplaatste en uitstaande Aandelen zijn door de Bieder verworven, en zowel (i) de Gunstige IRS Ruling is verkregen en (ii) de Volmachten die ten minste 80% van de geplaatste en uitstaande Aandelen vertegenwoordigen zijn geleverd, dan is Johnson & Johnson voornemens om een andere Post-Closing Herstructurering na te streven, die er toe zal leiden dat Johnson & Johnson direct of indirect 100% van het uitstaande aandelenkapitaal van Crucell en/of de onderneming van Crucell zal verkrijgen, met inbegrip van maar niet beperkt tot een uitkoop, een juridische fusie, een juridische splitsing, een activa/passiva transactie of een grensoverschrijdende juridische driehoeksfusie, zoals nader beschreven in Hoofdstuk 7.15 (Post Closing Restructuring and Future Legal Structure).

Indien de Bieder ervoor kiest om een activa/passiva transactie zoals beschreven in Hoofdstuk 7.15 (Post Closing Restructuring and Future Legal Structure) te implementeren, dan zullen Aandeelhouders die hun Aandelen niet hebben aangemeld onder het Bod, dezelfde vergoeding ontvangen per Aandeel die de Aandeelhouders zouden hebben ontvangen indien deze hun Aandelen hadden aangemeld onder het Bod, zonder rentevergoeding en onder aftrek van enige toepasselijke (bron)belastingen. De (bron)belasting en andere belastingen, indien van toepassing, opgelegd aan deze Aandeelhouders kan verschillen van en kan mogelijk groter zijn dan de belastingen die opgelegd worden aan een Aandeelhouders die hun Aandelen hebben aangemeld onder het Bod. Als gevolg daarvan kan indien de activa/passiva transactie wordt nagestreefd het door de Aandeelhouders te ontvangen netto bedrag voor de Aandelen die niet zijn aangemeld onder het Bod (en die  Aandeelhouders van Crucell blijven tot en met de uitvoering van de activa/passiva transactie en de mogelijk daaropvolgende liquidatie) lager zijn dan het te ontvangen bedrag door een Aandeelhouder die zijn Aandelen heeft aangemeld onder het Bod.

14.14	Mededelingen

Verdere aankondigingen in verband met de Gestanddoening van het Bod en een verlenging van de Aanmeldingstermijn zullen worden gedaan via de website van de Vennootschap en middels het uitbrengen van een persbericht in Nederland, Zwitserland en de Verenigde Staten onder andere via de Dow Jones News Service, Hugin en Thomson Inc. Onder voorwaarde van toepasselijke vereisten van het Bob, de vereisten van de biedingsregels van de Verenigde Staten (hieronder begrepen de biedingregels van de Verenigde Staten die eisen dat materiële wijzigingen van een bod onmiddellijk en op een redelijke wijze bekend worden gemaakt aan de Aandeelhouders om hen te informeren over dergelijke wijzigingen) en andere toepasselijke wet- en regelgeving en zonder de wijze waarop de Bieder een publieke aankondiging kan doen te beperken, zal de Bieder geen verplichting hebben om een openbare aankondiging te doen anders dan hierboven beschreven.

14.15	Indicatief Tijdschema

Verwachte datum en tijd	Gebeurtenis
29 oktober 2010	Aankondiging van de bijeenroeping voor de Eerste BAVA
[●] [●] 2010	Aankondiging van de bijeenroeping voor BAVA inzake het Bod
[●] [●] 2010	Persbericht met daarin de aankondiging van de algemeen verkrijgbaarstelling van het Biedingsbericht en de Standpuntbepaling
[●] [●] 2010, 09:00 uur Nederlandse tijd (3:00 a.m. New Yorkse tijd)	Aanvang van de Aanmeldingstermijn
10 december 2010	Eerste BAVA, waarin het Bod zal worden besproken
[●] [●] 2010	Aankondiging van de BAVA na het Bod
[●] [●] 2011	BAVA inzake het Bod waarin onder andere (zie Hoofdstuk 16.1 van de Standpuntbepaling) het Bod zal worden besproken en omtrent de voorgestelde Governance Besluiten zal worden besloten

Verwachte datum en tijd	Gebeurtenis
[●] [●] 2011, 17:30 uur Nederlandse tijd (11:30 a.m. New Yorkse tijd), behoudens verlenging	Uiterste Dag van Aanmelding Uiterste datum waarop Aandeelhouders hun Aandelen kunnen aanmelden en Volmachten verlenen, tenzij de termijn wordt verlengd
Niet later dan op de derde Werkdag na Dag van Gestanddoening	Dag van Gestanddoening Publieke aankondiging waarin de Bieder aankondigt of het Bod gestand wordt gedaan
[●] [●] 2010 (tenzij de Aanmeldingstermijn wordt verlengd) (de derde Werkdag na de Uiterste Dag van Aanmelding)	Registratiedatum voor de BAVA na het Bod
Onmiddellijk volgend op de Dag van Gestanddoening
Na-aanmeldingstermijn

Aandeelhouders die niet hun Aandelen hebben aangemeld tijdens de Aanmeldingstermijn mogen hun Aandelen aanmelden onder dezelfde voorschriften en voorwaarden als opgenomen in het Bod

Niet later dan op de derde Werkdag na de Dag van Gestanddoening, met uitzondering van onvoorziene omstandigheden (bijvoorbeeld in geval van force majeure waardoor de Overdracht wordt belemmerd)
Dag van Overdracht

De dag waarop de Aandeelhouders die hun Aandelen op een geldige wijze hebben aangemeld (of op ongeldige wijze, mits de Bieder de aanmelding desalniettemin heeft aanvaard) en hebben geleverd, de Biedprijs ontvangen

31 dagen na de Uiterste Dag van Aanmelding (na de inwerkingtreding van de verlenging van de Aanmeldingstermijn)	BAVA na het Bod, indien van toepassing

15.	ADVISERS

Advisers to Johnson & Johnson

Financial Adviser

ING Bank N.V.
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Legal Advisers

As to Dutch law
NautaDutilh N.V.
Strawinskylaan 1999
1077 XV Amsterdam
The Netherlands

As to U.S. law
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
U.S.A.

As to Swiss law
Bar & Karrer AG
Brandschenkestrasse 90
CH-8027 Zurich
Switzerland

Advisers to Crucell

Financial Adviser to the Crucell Boards
Barclays Capital
745 Seventh Avenue
New York, NY 10019
U.S.A.

Financial Adviser to the Crucell Supervisory Board
Lazard B.V.
Rembrandttoren, 28e verdieping
Amstelplein 1
1096 HA Amsterdam

Legal Advisers

As to Dutch law
Allen & Overy LLP
Apollolaan 15
1077 AB Amsterdam
The Netherlands

As to U.S. law
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
U.S.A.

As to Swiss law
Kellerhals Attorneys at Law
Kapellenstrasse 14
CH-3001 Bern
Switzerland

Auditor

Deloitte Accountants B.V.
Orlyplein 10
1043 DP Amsterdam
The Netherlands

16.	FINANCIAL STATEMENTS

16.1	General

This Section 16 contains, among others, information extracted from the consolidated financial statements of Crucell for the Financial Year 2009.  Furthermore, the financial statements are provided for the financial year 2009, which are identical to the financial statements for this period published by the Company on April 7, 2010.

Additionally, updated unaudited condensed consolidated interim financial statements are provided for the nine months period end September 30, 2010.

The following financial information is made available:

●
Comparative financial overview, including consolidated statements of income and consolidated statements of cash flows for each of the three years ended December 31, 2009 and the consolidated statements of financial position as of December 31, 2009, 2008 and January 1, 2007*;

●
Auditor’s report relating to the comparative financial overview, including consolidated statements of income and consolidated statements of cash flows for each of the three years ended December 31, 2009 and the consolidated statements of financial position as of December 31, 2009, 2008 and January 1, 2007;

●	Financial statements for the financial year 2009;

●	Auditor’s report relating to the Crucell financial statements for the financial year 2009;

●
Crucell’s updated condensed consolidated interim financial statements relating to the nine month period ended September 30, 2010, including condensed statements of income, condensed statements of comprehensive income, condensed statements of financial position, condensed statements of cash flows and condensed statements of changes in equity; and

*  In 2009, Crucell changed its policy in accounting for actuarial gains and losses of defined benefit pensions plans. As required by IFRS, Crucell adjusted comparative amounts for each prior period presented in the 2009 financial statements as if the new accounting policy had always been applied.  When an entity applies an accounting policy retrospectively, IFRS requires that as a minimum, three statements of financial position, and two of each of the other statements, and related notes are presented. An entity should present the statements of financial position as at the end of the current period, the end of the previous period and as at the beginning of the earliest comparative period. Security Exchange Commission regulations require that all registrants should give two years of comparatives (to the current year) for all statements except for the statement of financial position, which requires one comparative year. Consequently the earliest comparative period presented is the beginning of the financial year starting January 1, 2007. Crucell chose not to disclose the statement of financial position as at December 31, 2007 in the 2009 financial statements.

As the adjusted consolidated statement of financial position as at December 31, 2007 was not presented in the audited 2009 financial statements Crucell did not present this statement in the comparative financial overview. For more information on the change in accounting policy reference is made to note 1.5.1. of the financial statements for the financial year 2009, which are also made available in this part of the Offer Memorandum.

●	Review report relating to Crucell’s updated condensed consolidated interim financial statements relating to the nine month period ended September 30, 2010.

The Crucell results for the financial year 2010 will be published on February 15, 2011.

16.2
Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007

16.2.1	Consolidated Statements of Income

Year ended December 31, (Amounts in thousands of Euro, except per share data)	Notes	2009	2008 As adjusted	2007 As adjusted
Product sales		304,439	226,055	177,569
License revenues		23,049	30,202	12,211
Service fees		10,675	10,900	14,006
Total revenues	4	338,163	267,157	203,786

Cost of product sales		(185,599)	(138,790)	(124,557)
Cost of service and license fees		(9,014)	(6,965)	(10,327)
Total cost of sales		(194,613)	(145,755)	(134,884)

Gross margin		143,550	121,402	68,902

Government grants		6,870	5,380	7,086
Other income		12,969	10,772	2,244
Total other operating income		19,839	16,152	9,330

Research and development		(70,176)	(70,229)	(63,995)
Selling, general and administrative		(61,400)	(64,778)	(63,566)
Reversal of impairment / (impairment)	5.6/5.7	7,199	4,888	(171)
Total other operating expenses		(124,377)	(130,119)	(127,732)

Operating profit/(loss)		39,012	7,435	(49,500)
Financial income	5.2	9,020	6,935	13,190
Financial expenses	5.3	(12,213)	(9,597)	(11,812)
Results investments non-consolidated companies	5.9	2,147	(128)	(996)
Results disposal of non-consolidated companies	5.9	—	1,570	2,186
Disposal of subsidiaries	1.1	—	(367)	—
Profit/ (loss) before tax		37,966	5,848	(46,932)

Income tax	5.4	(14,028)	8,402	2,598
Profit/ (loss) for the year		23,938	14,250	(44,334)

Year ended December 31, (Amounts in thousands of Euro, except per share data)	Notes	2009	2008 As adjusted	2007 As adjusted
Attributable to:
Equity holders of the parent		23,938	14,250	(44,334)

Profit/ (loss) per share – basic	5.5	0.34	0.22	(0.68)
Profit/ (loss) per share – diluted		0.33	0.21	(0.68)

Weighted average shares outstanding – basic (in thousands)		70,266	65,593	65,103
Weighted average shares outstanding – diluted (in thousands)		71,685	66,315	65,103

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. of the financial statements for the financial year 2009.

16.2.2	Consolidated Statements of Financial Position

(Amounts in thousands of Euro)	Notes	December 31, 2009	December 31, 2008 As adjusted	January 1, 2007 As adjusted
Assets
Non-current assets
Property, plant and equipment	5.6	192,615	151,206	138,018
Intangible assets	5.7	75,398	79,004	113,077
Goodwill	5.8	46,824	46,076	47,419
Investments in associates and joint ventures	5.9	11,433	9,239	5,998
Pension asset	5.10	2,923	8,612	3,301
Available-for-sale investments	3.5	10,441	4,922	12,339
Deferred tax asset	5.4	208	—	308
Other financial assets	5.11	16,218	14,920	16,430
		356,060	313,979	336,890
Current assets
Cash and cash equivalents	5.12	327,837	170,969	157,837
Derivative financial instruments	5.13	286	1,761	68
Trade accounts receivable	5.14	87,031	40,108	58,563
Inventories	5.15	118,420	91,847	75,519
Other current assets	5.16	121,497	17,633	25,084
		655,071	322,318	317,071
Total assets		1,011,131	636,297	653,961

Liabilities and equity
Equity attributable to equity holders of the parent	5.17	738,265	452,534	497,683
Non-current liabilities
Long-term provisions	5.19	6,853	5,876	5,380
Long-term financial liabilities	5.20	33,533	35,297	26,945
Deferred tax liabilities	5.4	18,830	16,644	33,701
Other non-current liabilities and deferred income	5.21	55,484	7,645	—
		114,700	65,462	66,026
Current liabilities
Short-term provisions	5.19	739	1,581	2,874
Short-term financial liabilities	5.20	18,767	26,333	19,468
Other current liabilities and deferred income	5.21	47,512	28,405	29,132
Income tax payable		12,049	2,777	266
Trade accounts payable	5.22	79,099	59,205	38,512
		158,166	118,301	90,252
Total liabilities		272,866	183,763	156,278
Total liabilities and equity		1,011,131	636,297	653,961

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. of the financial statements for the financial year 2009.

16.2.3	Consolidated Statements of Cash Flows

Year ended December 31, (Amounts in thousands of Euro)	Notes	2009	2008 As adjusted	2007 As adjusted
Cash flows from (used in) operating activities	5.27
Profit/ (loss) before tax		37,966	5,848	(46,932)

Adjustments
Results of investments in associates and joint ventures	5.9	(2,147)	128	996
Financial income and expenses	5.2/ 5.3	(814)	3,963	(1,378)
Amortization	5.7	11,107	11,674	11,894
Depreciation	5.6	20,393	16,629	14,453
(Reversal of impairment) / impairment	5.6/ 5.7	(7,199)	(4,888)	171
Change in pension assets	5.10	5,658	(750)	(3,871)
Non-cash change in long-term deferred income and provisions	5.19/5.20	(15,722)	(4,131)	13,276
Stock-based compensation	5.18	7,732	5,053	6,817
Other non-cash items		85	(139)	6,257

Changes in net working capital
Trade accounts receivable and other current assets		(44,527)	4,191	7,968
Inventories		(21,475)	(37,121)	(6,128)
Trade accounts payable and other current liabilities		38,253	3,116	23,330

Interest paid		(2,934)	(2,684)	(2,152)
Income taxes paid		(3,677)	(576)	(1,545)
Receipts from / (payments of) deferred income and provisions		54,167	(567)	(962)
Net cash flows from (used in) operating activities		76,866	(254)	22,194

Cash flows from (used in) investing activities	5.28
Purchase of property, plant and equipment	5.6	(51,035)	(15,787)	(27,156)
Proceeds from sale of equipment	5.6	371	—	113
Acquisition of intangible assets (including goodwill)	5.7/ 5.8	(5,477)	(237)	—
Acquisition of business	5.8	(453)	—	—
Proceeds from / (investments) non-consolidated companies	5.9	—	182	(2,472)
Proceeds from / (investments in) financial assets		(100,047)	2,540	—
Interest received	5.2	2,254	4,395	5,274
Net cash flows (used in) investing activities		(154,387)	(8,907)	(24,241)

Year ended December 31, (Amounts in thousands of Euro)	Notes	2009	2008 As adjusted	2007 As adjusted

Cash flows from financing activities	5.29
Proceeds from issue of share capital	5.17	241,265	3,230	2,281
Proceeds from financial liabilities	5.20	3,316	35,732	10,309
Repayment of financial liabilities	5.20	(13,069)	(22,336)	(1,346)
Net cash flows from financing activities		231,512	16,626	11,244
Total cash flow		153,991	7,465	9,197
Effect of exchange rates on cash and cash equivalents		2,877	256	(3,786)

Net increase in cash and cash equivalents		156,868	7,721	5,411
Cash and cash equivalents at beginning of the year	5.12	170,969	163,248	157,837
Cash and cash equivalents at end of the year	5.12	327,837	170,969	163,248

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. of the financial statements for the financial year 2009.

16.3
Auditor’s Report Relating to the Comparative Financial Overview, Including Consolidated Statements of Income and Consolidated Statements of Cash Flows for Each of the Three Years Ended December 31, 2009 and the Consolidated Statements of Financial Position as of December 31, 2009, 2008 and January 1, 2007

To the Supervisory Board and Shareholders of Crucell N.V.,

Leiden, The Netherlands

Auditors’ report

Introduction

We have audited whether the accompanying abbreviated consolidated financial statements of Crucell N.V., Leiden as of December 31, 2009, 2008 and January 1, 2007 have been derived consistently from the audited financial statements of Crucell N.V. for the year 2009. In our Auditor’s report dated April 6, 2010, we expressed an unqualified opinion on the consolidated financial statements. Management is responsible for the preparation and fair presentation of the abbreviated consolidated financial statements in accordance with the accounting policies as applied in the 2009 financial statements of Crucell N.V. Our responsibility is to express an opinion on these abbreviated consolidated financial statements.

Scope

We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the abbreviated consolidated financial statements have been derived consistently, in all material respects, from the consolidated financial statements.

Emphasis of matter

For a better understanding of the company’s financial position and results and the scope of our audit, we emphasize that the abbreviated consolidated financial statements should be read in conjunction with the unabridged consolidated financial statements, from the abbreviated consolidated financial statements were derived and our unqualified auditor’s report thereon dated April 6, 2010.

Our opinion is not qualified in this matter.

Signed by:

Deloitte Accountants B.V.
P.J.M.A van de Goor
November 12, 2010
Amsterdam, the Netherlands

16.4	Financial Statements for the Financial Year 2009

16.4.1	Consolidated Statements of Income

Year ended December 31, (Amounts in thousands of Euro, except per share data)	Notes	2009	2008 As adjusted	2007 As adjusted
Product sales		304,439	226,055	177,569
License revenues		23,049	30,202	12,211
Service fees		10,675	10,900	14,006
Total revenues	4	338,163	267,157	203,786

Cost of product sales		(185,599)	(138,790)	(124,557)
Cost of service and license fees		(9,014)	(6,965)	(10,327)
Total cost of sales		(194,613)	(145,755)	(134,884)

Gross margin		143,550	121,402	68,902

Government grants		6,870	5,380	7,086
Other income		12,969	10,772	2,244
Total other operating income		19,839	16,152	9,330

Research and development		(70,176)	(70,229)	(63,995)
Selling, general and administrative		(61,400)	(64,778)	(63,566)
Reversal of impairment / (impairment)	5.6/5.7	7,199	4,888	(171)
Total other operating expenses		(124,377)	(130,119)	(127,732)

Operating profit/(loss)		39,012	7,435	(49,500)
Financial income	5.2	9,020	6,935	13,190

Year ended December 31, (Amounts in thousands of Euro, except per share data)	Notes	2009	2008 As adjusted	2007 As adjusted
Financial expenses	5.3	(12,213)	(9,597)	(11,812)
Results investments non-consolidated companies	5.9	2,147	(128)	(996)
Results disposal of non-consolidated companies	5.9	—	1,570	2,186
Disposal of subsidiaries	1.1	—	(367)	—
Profit/ (loss) before tax		37,966	5,848	(46,932)

Income tax	5.4	(14,028)	8,402	2,598
Profit/ (loss) for the year		23,938	14,250	(44,334)

Attributable to:
Equity holders of the parent		23,938	14,250	(44,334)

Profit/ (loss) per share – basic	5.5	0.34	0.22	(0.68)
Profit/ (loss) per share – diluted		0.33	0.21	(0.68)

Weighted average shares outstanding – basic (in thousands)		70,266	65,593	65,103
Weighted average shares outstanding – diluted (in thousands)		71,685	66,315	65,103

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. The accompanying notes are an integral part of these financial statements.

16.4.2	Consolidated Statements of Comprehensive Income

Year ended December 31, (Amounts in thousands of Euro)	Notes	2009	2008 As adjusted	2007 As adjusted
Profit/(loss) for the period		23,938	14,250	(44,334)

Foreign currency translation		13,266	(4,556)	(20,363)
Unrealized result on available for sale securities	3.5	5,219	(5,086)	(2,330)
Unrealized results on cash flow hedges	5.13	742	(685)	—
Actuarial gains and losses on pensions	5.10	(8,217)	(842)	1,804
Income tax	5.4	1,786	257	(388)
Other comprehensive income for the period, net of tax		12,796	(10,912)	(21,277)
Total comprehensive income for the period		36,734	3,338	(65,611)
Attributable to:
Equity holders of the parent		36,734	3,338	(65,611)

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. The accompanying notes are an integral part of these financial statements.

16.4.3	Consolidated Statements of Financial Position

(Amounts in thousands of Euro)	Notes	December 31, 2009	December 31, 2008 As adjusted	January 1, 2007 As adjusted
Assets
Non-current assets
Property, plant and equipment	5.6	192,615	151,206	138,018
Intangible assets	5.7	75,398	79,004	113,077
Goodwill	5.8	46,824	46,076	47,419
Investments in associates and joint ventures	5.9	11,433	9,239	5,998
Pension asset	5.10	2,923	8,612	3,301
Available-for-sale investments	3.5	10,441	4,922	12,339
Deferred tax asset	5.4	208	—	308
Other financial assets	5.11	16,218	14,920	16,430
		356,060	313,979	336,890
Current assets
Cash and cash equivalents	5.12	327,837	170,969	157,837
Derivative financial instruments	5.13	286	1,761	68
Trade accounts receivable	5.14	87,031	40,108	58,563
Inventories	5.15	118,420	91,847	75,519
Other current assets	5.16	121,497	17,633	25,084
		655,071	322,318	317,071
Total assets		1,011,131	636,297	653,961

Liabilities and equity
Equity attributable to equity holders of the parent	5.17	738,265	452,534	497,683
Non-current liabilities
Long-term provisions	5.19	6,853	5,876	5,380
Long-term financial liabilities	5.20	33,533	35,297	26,945
Deferred tax liabilities	5.4	18,830	16,644	33,701
Other non-current liabilities and deferred income	5.21	55,484	7,645	—
		114,700	65,462	66,026
Current liabilities
Short-term provisions	5.19	739	1,581	2,874
Short-term financial liabilities	5.20	18,767	26,333	19,468
Other current liabilities and deferred income	5.21	47,512	28,405	29,132
Income tax payable		12,049	2,777	266
Trade accounts payable	5.22	79,099	59,205	38,512
		158,166	118,301	90,252
Total liabilities		272,866	183,763	156,278
Total liabilities and equity		1,011,131	636,297	653,961

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. The accompanying notes are an integral part of these financial statements.

16.4.4	Consolidated Statements of Changes in Equity

	Issued capital	Share premium	Net unrealized gains reserve	Hedging reserve	Actuarial gains / (losses) on pensions	Translation reserve	Accumulated deficit	Total equity
At January 1, 2007	15,553	726,869	10,670	—	—	(7,933)	(247,273)	497,886
Change in accounting policy	—	—	—	—	383	—	(586)	(203)
At January 1, 2007 (As adjusted)	15,553	726,869	10,670	—	383	(7,933)	(247,859)	497,683
Issue of shares	132	2,185	—	—	—	—	—	2,317
Cost of share-based payments	—	6,524	—	—	—	—	—	6,524
Total comprehensive income for the period	—	—	(2,330)	—	1,416	(20,363)	(44,334)	(65,611)
At December 31, 2007 (As adjusted)	15,685	735,578	8,340	—	1,799	(28,296)	(292,193)	440,913
Issue of shares	115	3,115	—	—	—	—	—	3,230
Cost of share-based payments	—	5,053	—	—	—	—	—	5,053
Total comprehensive income for the period	—	—	(5,086)	(685)	(585)	(4,556)	14,250	3,338
At December 31, 2008 (As adjusted)	15,800	743,746	3,254	(685)	1,214	(32,852)	(277,943)	452,534
Issue of shares	3,747	237,518	—	—	—	—	—	241,265
Cost of share-based payments	—	7,732	—	—	—	—	—	7,732
Total comprehensive income for the period	—	—	5,219	742	(6,431)	13,266	23,938	36,734
At December 31, 2009	19,547	988,996	8,473	57	(5,217)	(19,586)	(254,005)	738,265

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. The accompanying notes are an integral part of these financial statements.

16.4.5	Consolidated Statements of Cash Flows

Year ended December 31, (Amounts in thousands of Euro)	Notes	2009	2008 As adjusted	2007 As adjusted
Cash flows from (used in) operating activities	5.27
Profit/ (loss) before tax		37,966	5,848	(46,932)

Adjustments
Results of investments in associates and joint ventures	5.9	(2,147)	128	996
Financial income and expenses	5.2/ 5.3	(814)	3,963	(1,378)
Amortization	5.7	11,107	11,674	11,894
Depreciation	5.6	20,393	16,629	14,453
(Reversal of impairment) / impairment	5.6/ 5.7	(7,199)	(4,888)	171
Change in pension assets	5.10	5,658	(750)	(3,871)
Non-cash change in long-term deferred income and provisions	5.19/5.20	(15,722)	(4,131)	13,276
Stock-based compensation	5.18	7,732	5,053	6,817
Other non-cash items		85	(139)	6,257

Changes in net working capital
Trade accounts receivable and other current assets		(44,527)	4,191	7,968
Inventories		(21,475)	(37,121)	(6,128)
Trade accounts payable and other current liabilities		38,253	3,116	23,330

Interest paid		(2,934)	(2,684)	(2,152)
Income taxes paid		(3,677)	(576)	(1,545)
Receipts from / (payments of) deferred income and provisions		54,167	(567)	(962)
Net cash flows from (used in) operating activities		76,866	(254)	22,194

Cash flows from (used in) investing activities	5.28
Purchase of property, plant and equipment	5.6	(51,035)	(15,787)	(27,156)
Proceeds from sale of equipment	5.6	371	—	113
Acquisition of intangible assets (including goodwill)	5.7/ 5.8	(5,477)	(237)	—
Acquisition of business	5.8	(453)	—	—
Proceeds from / (investments) non-consolidated companies	5.9	—	182	(2,472)
Proceeds from / (investments in) financial assets		(100,047)	2,540	—
Interest received	5.2	2,254	4,395	5,274
Net cash flows (used in) investing activities		(154,387)	(8,907)	(24,241)

Cash flows from financing activities	5.29
Proceeds from issue of share capital	5.17	241,265	3,230	2,281
Proceeds from financial liabilities	5.20	3,316	35,732	10,309
Repayment of financial liabilities	5.20	(13,069)	(22,336)	(1,346)
Net cash flows from financing activities		231,512	16,626	11,244
Total cash flow		153,991	7,465	9,197
Effect of exchange rates on cash and cash equivalents		2,877	256	(3,786)

Net increase in cash and cash equivalents		156,868	7,721	5,411
Cash and cash equivalents at beginning of the year	5.12	170,969	163,248	157,837
Cash and cash equivalents at end of the year	5.12	327,837	170,969	163,248

Following the accounting policy adoption to recognize actuarial gains and losses in other comprehensive income as of January 1, 2009, the entries for defined benefit post-employment plans were adjusted starting January 1, 2007. The impact of this retrospective application is provided in note 1.5.1. The accompanying notes are an integral part of these financial statements.

16.4.6	Notes to the Consolidated Financial Statements

(Amounts in thousands of Euro, except per share data or as otherwise noted)

1	General information

1.1	Corporate information

General

Crucell N.V. (the ‘Company’) is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded on NYSE Euronext Amsterdam (CRXL), and SWX Swiss Exchange Zurich (CRX). Its American Depositary Shares (ADSs) are publicly traded on NASDAQ New York (CRXL). The Company and its subsidiaries together constitute the Crucell Group, or the ‘Group’. The Company has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea, the United Kingdom and the US. The Group employed 1,248 people at December 31, 2009 (2008: 1,126).

Crucell is a fully integrated biopharmaceutical company, focused on developing, producing and marketing products to combat infectious diseases. Its core vaccine portfolio includes Inflexal V, a vaccine against influenza, paediatric vaccines Hepavax-Gene, Quinvaxem, Epaxal junior and MoRu-Viraten, and travel vaccines Vivotif, Dukoral, and Epaxal. In addition to these portfolio vaccines, the Group has a broad pipeline of new potential vaccines and proteins. The Group has developed various proprietary technologies such as PER.C6, MAbstract, AdVac, STAR and virosome-adjuvanted technologies. The Group licenses these proprietary technologies to other companies in the biopharmaceutical industry.

Changes in the scope of consolidation

The consolidated financial statements include the results of the acquired companies for the period from the date of acquisition unless mentioned otherwise. There has been the following change in the scope of consolidation in 2009. On June 5, 2009 the Group established Crucell UK Ltd. On July 15, 2009 the Group purchased, via its subsidiary Crucell UK Ltd., selected assets and liabilities of UK-Based Masta Ltd. See note 5.8 ‘Goodwill and business combinations’ for more information on this acquisition.

In 2008, the most significant change in the scope of consolidation was the sale of the Group’s fully-owned subsidiary Etna Biotech Srl (Catania, Italy) to Zydus Cadila (Ahmadabad, India). The sale resulted in net proceeds for Crucell of € 182;

List of consolidated companies

The Company’s most significant subsidiaries as of December 31, 2009 were:

Name	Legal seat ownership	Country	2009 ownership	2008 ownership	2007 ownership
Crucell Holland B.V.	Leiden	Netherlands	100%	100%	100%
U-BiSys B.V.	Utrecht	Netherlands	100%	100%	100%
ChromaGenics B.V.	Amsterdam	Netherlands	100%	100%	100%
Crucell Switzerland AG (prior: Berna Biotech AG)	Bern	Switzerland	100%	100%	100%
Crucell Spain SA (prior: Berna Biotech España SA)	Madrid	Spain	100%	100%	100%
Crucell Italy Srl (prior: Berna Biotech Italia Srl)	Milano	Italy	100%	100%	100%
Etna Biotech Srl	Catania	Italy	—	—	100%
Berna Rhein B.V.	Leiden	Netherlands	100%	100%	100%
Crucell UK Ltd.	Shipley, Bradford	United Kingdom	100%	—	—
Berna Biotech Korea corp.	Seoul	Korea	100%	100%	100%
Crucell Holding Inc.	Wilmington, DE	United States	100%	100%	100%
Crucell Vaccines Inc.	Wilmington, DE	United States	100%	100%	100%
Crucell Biologics Inc.	Wilmington, DE	United States	100%	100%	100%
SBL Vaccin Holding AB	Stockholm	Sweden	—	—	100%
Crucell Sweden AB (prior: SBL Vaccin AB)	Stockholm	Sweden	100%	100%	100%
Vitec AB	Stockholm	Sweden	—	—	100%

Joint venture and associated companies (not consolidated)

Name	Joint venture/associate ownership	Legal seat ownership	Country	2009 ownership	2008 ownership	2007 ownership
Percivia LLC	Joint venture	Cambridge, MA	United States	50.0%	50.0%	50.0%
ADImmune corp.	Associated company	Taipei	Republic of China	11.8%	11.8%	20.0%
Kenta Biotech AG*	Sold	Bern	Switzerland	—	—	22.0%
* On July 3, 2008 the Group sold all of the 2,625,000 shares it owned in Kenta Biotech AG to Ingro Finanz AG. Prior to this sale, our ownership interest had already been diluted from 37% in 2006 to 22% by the end of 2007. We realized an accounting gain of € 1,570 on the sale.

1.2	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are prepared on a historical cost basis unless stated otherwise. There are no differences between IFRS applied by the Group and IFRS as endorsed by the EU.

As permitted by article 362 of Book 2 of the Netherlands Civil Code, the company financial statements have been prepared applying the same IFRS accounting policies as used in the consolidated financial statements. In conformity with article 402, Book 2 of the Dutch Civil Code, the Company statement of income is presented in abbreviated form.

The financial statements for the year ended December 31, 2009 were authorized for issue in accordance with a director’s resolution on April 6, 2010.

Foreign currency translation

The functional and presentation currency of the Company is the Euro. All values are rounded to the nearest thousand (€ 000) unless indicated otherwise.

Each entity in the group determines its own functional currency based on the primary economic environment in which the entity operates. Items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the year-end. All differences are taken to the statement of income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

At the reporting date, the assets and liabilities of subsidiaries with different functional currencies are translated into Euro at the rate of exchange ruling at the year-end and their statements of income and statements of cash flows are translated into Euro at the weighted average exchange rates for the year. The exchange rate differences arising on the translation are taken directly to the translation reserve, a separate component of equity.

1.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries per December 31 and for the period then ended. The financial statements of the subsidiaries are prepared for the same reporting year as the Group, using consistent accounting policies. All intra-group balances and transactions are eliminated in full.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operational policies of an enterprise so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Group obtains control, and continue to be consolidated until the date such control ceases.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Group recognizes its interest in joint ventures using the equity method. Under the equity method, the investment in the joint venture is carried in the statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture. The statement of income reflects the share of the results of operations of the joint venture. Periodically the Group determines whether it is necessary to recognize an impairment loss with respect to the Group’s net investment in the joint venture. The reporting dates of the joint ventures are the same as those of the Group and the accounting policies of the joint ventures conform to those used by the Group.

Associates

The Group’s investments in associates are accounted for under the equity method of accounting and are initially recognized at cost. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. The reporting dates of the associates are the same as those of the Group and the associates’ accounting policies conform to those used by the Group.

1.4	Use of estimates and judgments

The preparation of financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.

Revenue recognition

Sales transactions concluded by the Group may be complex as the underlying sales agreements can contain multiple components whose accounting treatment may be affected by the other components. Reviewing these agreements requires due care and a degree of management’s judgment. Revenue is not recognized before it is assessed that significant risks and rewards of ownership have been transferred and that the Group retains no continuing managerial involvement or effective control over the goods sold. For some transactions this can result in cash receipts being initially recognized as deferred income and then released to income over subsequent periods on the basis of the performance of the conditions specified in the agreement. The Group is also subject to various licensing agreements that contain milestones, which may only be recognized if they are ‘substantive’.

On September 28, 2009 the Group entered into a strategic collaboration with affiliates of Johnson and Johnson (“JNJ”), which included among others an equity purchase agreement and two collaboration agreements. Management determined that the strategic collaboration should be viewed as one overall agreement as the commercial effect of the full transaction cannot be understood without reference to the series of agreements as a whole. This affects primarily the accounting treatment of the premium paid by JNJ over the shares issued. Management determined that, for accounting purposes, the premium on the shares is not warranted by the share issuance itself as it considered the price of the NYSE Euronext listed shares of the Company at the date of issuance to be the best fair value indicator. Hence the full premium in an amount of € 68,455 was allocated to the development programs. The premium was classified as deferred income and will be amortized over the duration of the continuing performance obligations of the development programs.

Valuation of deferred tax assets and liabilities

Determination of income taxes in jurisdictions in which the Group operates requires exercising judgment. This involves estimating the actual current tax exposure together with assessing the valuation of carry forward losses and temporary differences. The temporary differences mainly relate to intangible assets, property, plant and equipment, inventories and pension assets.

In assessing the valuation of the deferred tax assets and liabilities the following items are considered: the future taxable profit projections, historical results, tax planning strategies, changes (substantively) enacted in tax laws and the specific timing of the recovery of deferred tax positions. In the event that actual results differ from these estimates due to future changes in income tax law or after final review of tax returns by tax authorities, the Group may need to adjust the valuation of its deferred tax assets and liabilities, which could materially impact the financial position and results of operations. Management believes that the estimates are reasonable.

As at December 31, 2009, the Group had unrecognized tax carry forward losses of € 180,261 (2008: € 172,732, 2007:  € 254,511) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose. Management assesses periodically the likelihood that the carry forward losses will be recovered from future taxable profit. If Management determines that recovery of carry forward losses is probable, a deferred tax asset is recognized. In 2008, a deferred tax asset of € 8,585 was recognized for carry forward losses of Crucell Switzerland AG, which was previously unrecognized due to lack of evidence of future taxable income. In 2009 this deferred tax asset was reduced by € 3,762 due to taxable profits. At the end of 2009 the total deferred tax assets for carry forward losses amounted to € 5,488 (2008: € 9,060, 2007: € 678)). To the extent the likelihood of deferred tax assets changes, an expense or a gain within the tax charge in our statement of income for the relevant period will be included.

Impairment reviews

An impairment test on goodwill, and other assets that are not amortized, is performed annually and when there is an indication that the related CGU may be impaired. Other assets are tested when there is an indication that the asset is impaired.

For the purpose of impairment testing, assets are allocated to a cash generating unit (CGU). A CGU’s recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. The Group starts its impairment reviews by determining the CGU’s recoverable amount based on the fair value less costs to sell of an asset. If the fair value less costs to sell does not exceed the carrying amount, the Group will also consider the value in use before an impairment is recognized. The best evidence of a CGU’s fair value less costs to sell is a price in a binding sale agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the CGU. However for most of the Group’s CGUs there are typically no observable market prices as the CGUs have a level of specificity for which no active market exists. The fair values less costs to sell are based on discounted net present value calculations that use assumptions applicable in the current market. Where applicable, the forecasted cash flows for pre-clinical programs are adjusted for the risk of failure of the program. See note 5.8 ‘Goodwill and business combinations’ for more information on key assumptions.

In December, 2006, an impairment loss of € 19,568 was recognized for two buildings, including installed equipment. Both buildings are located in Switzerland. Crucell Switzerland AG performed contract manufacturing and conducted a candidate vaccine development program in those buildings. The development of the candidate vaccine and the contract manufacturing were phased out during 2007. Consequently, the full carrying value of € 19,568 for the two buildings was impaired.

In the first quarter of 2008, the Group entered into an exclusive agreement with Wyeth Pharmaceuticals. The Group developed and manufactured certain components of a vaccine for use by Wyeth in clinical studies. The contract manufacturing takes place in one of the two buildings that were impaired in 2006. The Group reassessed the recoverable amount of the building and reversed € 5,219 of the previously recognized impairment loss. The depreciable life of the assets to which we reversed impairments was 18 months. The depreciable life was equal to the life assigned to the Wyeth contract.

In the third quarter of 2009, the Group reversed an impairment of € 8,084 relating to the buildings in Bern, Switzerland as alternative usages for both buildings were found. The buildings are now being used as development production sites for Epaxal and tuberculosis vaccines. The buildings have been adapted to the specific needs of the development programs, which avoided major spending in the construction of new development facilities. The Group reassessed the recoverable amount of the asset and reversed € 8,084 of the previously recognized impairment loss. This reversal was the maximum amount that could be reversed as the reversal of an impairment loss cannot be increased above the asset’s carrying amount had no impairment loss been recognized in prior periods.

In 2009, there were several smaller impairments in Switzerland, Sweden, the Netherlands and Korea for individual items of property, plant and equipment totaling to an amount of € 885.

Valuation of defined benefit plans

The pension liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the financial year, less the fair value of the plan assets after adding or subtracting unrecognized past-service costs. The defined benefit obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value.

The assumptions used in the actuarial calculation can have a significant impact on the outcome. See note 5.10 ‘Retirement benefit obligations’ for more information on the Group’s principal assumptions used in determining the employee benefit obligations for the defined benefit plans. Changes in these key assumptions can have a significant impact on the defined benefit obligations, funding requirements and periodic costs incurred. The Group consults at least annually with external actuaries regarding these assumptions.

Share-based payments

Option plans

The Company operates share-based payment programs, whereby in consideration for equity instruments both employees and non-employees render services.

The cost of equity-settled share-based option programs are measured by reference to the fair value at the date on which they are granted. The Company accounts for its stock options under the fair value method. See note 5.18 ‘Share-based payment plans’ for more information on the Group’s weighted average assumptions that were used in determining the fair value of the stock options.

Expected volatilities are based on historical volatilities of the Company’s stock measured over a period commensurate with the expected term of the grants. The expected term used is based on the anticipated exercise behavior. Dividend yields used are based on historical information as to dividends declared by the Company. Risk-free interest rates used are equal to the implied yield available on zero-coupon government bonds with a remaining term equal to the expected term of the share-based instrument.

Some of our share-based option programs include specific market-based conditions that are estimated at the time of the grant. Estimates of market based conditions that have an effect on the fair values of any shares or options allocated in our share based payment plans are share price growth on the stock markets and our Total Shareholder Return (‘TSR’) compared to an index of biotech companies. TSR reflects the return received by a shareholder, taking into account both the change in share price and dividends received, while assuming dividends are re-invested in the Company.

Recognition of provisions for litigations and claims

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Management uses judgment in determining the provision for litigations and exposure to contingent liabilities related to pending litigation or other outstanding claims. Judgment is used in assessing the likelihood that a pending claim will succeed or a liability will arise and in quantifying the possible range of the final settlement.

The Group is subjected to (potential) lawsuits and other legal proceedings, resulting from the ordinary course of business. The current status of pending proceedings has been reviewed with legal counsel. Upon consideration of known relevant facts and circumstances, provisions were recognized for losses that are considered to be more likely than not and that can reasonably be estimated at the year-end.

1.5	Changes in accounting policies

1.5.1	New adopted accounting policies in the financial year 2009

Change in accounting policy

In 2009, the Group changed its policy in accounting for actuarial gains and losses of defined benefit pensions plans. Starting 2009, the Group recognizes actuarial gains and losses in the period in which they occur in other comprehensive income. Previously the Group accounted for its actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions in line with the ‘corridor’ method as described in IAS 19.92.

Recognition of actuarial gains and losses when they occur provides more relevant and timely information, because it requires an employer to recognize all transactions and events of a defined benefit postretirement plan in comprehensive income in the period in which they occur. The Group believes that this view is confirmed by recent developments in the IASB and current accounting regulations as issued by the FASB, which propose to eliminate the smoothing and deferral mechanism of the “corridor” method.

In addition, the amount recognized in the statement of financial position can be reconciled more easily to the funded status of the defined benefit pension funds. The Group’s only remaining difference between the funded status and the amount in the statement of financial position is the limitation on the recognized defined benefit assets recognized due to the ‘asset ceiling’.

The Group adjusted comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied. The impact on the December 31, 2009, 2008 and 2007 financial statements are as follows:

In thousands of Euro
Year ended December 31,	2009			2008			2007
	Before change	Impact	After Change	Before change	Impact	After Change	Before change	Impact	After Change
Statement of income
Gross margin	143,550	—	143,550	121,402	—	121,402	68,902	—	68,902
Operating expenses	(132,084)	7,707	(124,377)	(129,691)	(428)	(130,119)	(125,918)	(1,814)	(127,732)
Profit (loss) before tax	30,259	7,707	37,966	6,276	(428)	5,848	(45,118)	(1,814)	(46,932)
Income Tax	(12,367)	(1,661)	(14,028)	8,310	92	8,402	2,208	390	2,598
Profit/(loss) for the year	17,892	6,046	23,938	14,586	(336)	14,250	(42,910)	(1,424)	(44,334)

Statement of comprehensive income
Recognized income and (expense)	37,202	(468)	36,734	4,106	(768)	3,338	(65,624)	13	(65,611)

As of December 31,			2009			2008			2007	1
Statement of financial position
Provisions	5,671	1,921	7,592	6,158	1,299	7,457	5,334	233		5,567
Deferred tax liabilities	19,325	(495)	18,830	16,985	(341)	16,644	29,267	(43)		29,224
Equity attributable to equity holders of the parent	739,691	(1,426)	738,265	453,492	(958)	452,534	441,103	(190)		440,913

Profit (loss) per share – basic	0.25	0.09	0.34	0.22	(0.00)	0.22	(0.66)	(0.02)		(0.68)
Profit (loss) per share – diluted	0.25	0.08	0.33	0.22	(0.01)	0.21	(0.66)	(0.02)		(0.68)
1 The impact of the change in the accounting policy as at January 1, 2007 is presented separately in the consolidated statements of changes in equity and the relevant notes to the financial statements.

When an entity applies an accounting policy retrospectively, IFRS requires that as a minimum, three statements of financial position, and two of each of the other statements, and related notes are presented. An entity should present the statements of financial position as at the end of the current period, the end of the previous period and as at the beginning of the earliest comparative period. Security Exchange Commission regulations require that all registrants should give two years of comparatives (to the current year) for all statements except for the statement of financial position, which requires one comparative year. Consequently the earliest comparative period presented is the statement as at the beginning of the financial year starting January 1, 2007. The Group chose not to disclose the statement of financial position as at December 31, 2007.

1.5.2	Accounting policies effective for the financial year 2009

The following (amendments to existing) standards and interpretations were effective for the financial year 2009.

●
IFRS 8, ‘Operating segments’ is effective from January 1, 2009. IFRS 8 requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes.  The Group early adopted IFRS 8 as of January 1, 2007.

●
IAS 23 (Amendment), ‘Borrowing costs’. The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. Adoption of the amendment had no impact on the Group’s financial statements as borrowing costs directly attributable to qualifying assets are already capitalized in line with the allowed alternative treatment of IAS 23.

●
IAS 1 (Revised), ‘Presentation of financial statements. The revised standard requires the presentation of items of income and expenses (‘non-owner changes in equity’) to be shown in a performance statement. Entities could choose to present one performance statement (the statement of comprehensive income) or two separate statements (the statement of income and statement of comprehensive income). The Group chose to present two separate statements. The revised standard also introduced a number of terminology changes, including revised titles for the statements included in the financial statements. The Group chose to adopt these terminology changes.

●
IFRS 7, the amendments to IFRS 7 expand the disclosures required in respect of fair value measurements and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

Not all amendments to existing standards and interpretations that effective for the year 2009 have been listed above as they may not be applicable to the operations of the Group or do not have a significant impact on the financial statements of the Group.

1.5.3	Other new accounting pronouncements

The following amendments to existing standards and interpretations were not effective for the financial year 2009 and were not early adopted by the Group:

●
IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. All payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (Revised) prospectively to business combinations from January 1, 2010.

●
IAS 27 (revised), ‘Consolidated and separate financial statements’. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.

●
IAS 38 (amendment), ‘Intangible Assets’. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The Group will apply IFRS 38 (amendment) from 1 January 2010. The new guidance is not expected to have a material impact on the Group’s financial statements.

●
IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held-for-sale’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group will apply IFRS 5 (amendment) from 1 January 2010. The new guidance is not expected to have a material impact on the Group’s financial statements.

●
IFRS 2 (amendment), ‘Group cash-settled and share-based payment transactions’. In addition to incorporating IFRIC 8, ‘Scope of IFRS 2’, and IFRIC 11, ‘IFRS 2 – Group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The Group will apply IFRS 2 (amendment) from 1 January 2010. The new guidance is not expected to have a material impact on the Group’s financial statements.

●
IAS 39 (Amendment), ‘Eligible Hedged Items’. The amendment clarifies how the principles that determine whether a risk or portion of cash flows that is eligible for designation should be applied in particular situations. The Group will apply IAS 39 (amendment) from 1 January 2010. The Group is in process of assessing the impact of the amendment on the Group’s financial statements.

Not all amendments to existing standards and interpretations that are not yet effective and not early adopted by the Group have been listed above as it is not expected that these will be included in IFRS in the foreseeable future or are not likely to have a significant impact on the financial statements of the Group.

2	Summary of significant accounting policies

2.1	Revenue recognition

General

In general, revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue and the costs (to be) incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added taxes and duties.

Revenues are recognized on a gross basis when the Group acts as the principal in an arrangement, and recognized on a net basis when the Group acts as agent.

Goods or services traded for items of a similar nature are not regarded as transactions that generate revenue.  Goods or services traded for dissimilar items are regarded as transactions that generate revenue.

Product sales

Revenue from product sales is recognized when:

●	Significant risk and rewards of ownership of the products have passed to the buyer;

●	The Group does not retain either managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

●	The amount of revenue and the costs (to be) incurred in the transaction can be measured reliably; and

●	It is probable that the economic benefits associated with the transaction will flow to the Group.

Products could include a specific right to return, either pursuant to the sales contract or local law. Revenue from that sale is recognized at time of sale only if all of the following conditions are met in addition to the general revenue recognition terms described above:

●	The customer is obligated to pay and that obligation is not contingent on resale of the product;

●	The customer’s obligation to pay will not be changed in the event of theft or physical destruction or damage of the product;

●	The customer acquiring the product for resale has economic substance apart from that provided by the Group, e.g. the customer sells other products besides the products the Group delivers to it;

●	The Group does not have significant future performance obligations to directly ensure resale of the product by the buyer; and

●	The amount of future returns can be reasonably estimated.

Revenue and cost of sales that are not recognized at the time of the sale because the foregoing conditions were not met are recognized on the earlier of either the substantial expiration of the customer’s right to return the product or the subsequent satisfaction of those conditions.

License revenues

The Group recognizes initial fees to the licensing of the technology as revenues over the period of the significant continuing performance obligations, if any, and upon transfer of the significant risks and rewards to the buyer.

Under certain arrangements, the Group has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue when significant risks and rewards pass to the buyer, which is the moment the transfer of developed technology is completed. The Group’s arrangements provide for optional continuing support of its technology at standard consulting rates. Revenues derived from aforementioned consulting services that are not essential to licensee’s ability to use the Group’s technology, are recognized as earned during the period that the consulting services are performed.

In certain arrangements, the Group collaborates with third parties to develop novel products or processes using its proprietary technology. These arrangements generally include an initial license fee upon the delivery of the proprietary technology and additional fees for providing ongoing research and development activities. The research and development activities performed are substantive and critical to the licensees’ exploitation of the delivered technology. When significant risks and rewards pass to the buyer, initial fees from these arrangements are recognized as revenues over the period of continuing performance obligations. Additional fees from research and development activities are recognized as revenues earned over the period of the development collaboration or the manufacturing obligation. All fees received under collaboration agreements are non-refundable.

Certain of the Group’s license agreements provide for additional non-refundable fees to be paid to the Group upon the achievement of milestones by the licensee. These milestone payments may be included in license agreements regardless of whether the Group has continuing performance obligations under a particular agreement.

For license agreements where there are no continuing performance obligations, milestone revenue is recognized when those amounts become due and payable upon achievement of the milestone. The licensee has to confirm the achievement of a milestone in writing before the revenue is recognized.

The Group also has license agreements with continuing performance obligations. License revenues from the achievement of these research and development milestones, if deemed substantive (as described below), are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible under the terms of the agreement.

Milestones are considered ‘substantive’ if all of the following conditions are met:

●	The milestone payments are non-refundable under the terms of the agreement;

●	Achievement of the milestone involved a degree of risk and was not reasonably assured at the inception of the arrangement;

●	Substantial effort is involved in achieving the milestone;

●	The amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and

●	A reasonable amount of time passed between the upfront license payment and the first milestone payment as well as between each subsequent milestone payment.

If any of these conditions are not met, the Group would recognize the proportionate amount of the milestone payment upon receipt as revenue that corresponds with the percentage of work already completed. The remaining portion of the milestone payment would be deferred and recognized as revenue as performance obligations are completed.

In addition to the initial fee, the Group’s arrangements generally provide that the licensee makes semi-annual or annual payments (called ‘license maintenance fees’) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 to 90 days’ notice. License maintenance fees are recognized pro rata over the duration of the license maintenance period. The aggregate of license maintenance fees paid are generally deductible from any earned royalty payments which may be due on future product sales of the licensee, if any, under the license agreement. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Service fees

As part of various collaboration agreements, the Group receives service fees for work performed under such agreements. The Group does not retain the residual interest on products developed under the agreements and will normally not have ownership of intellectual property rights on these products. When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue shall be recognized by reference to the stage of completion of the transaction. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue shall be recognized only to the extent of the expenses recognized that are recoverable.

2.2	Cost of product sales and cost of service fees

Cost of product sales and cost of service fees both comprise direct labor, materials and overhead costs, incurred in performing work under various collaboration agreements that directly relate to revenues earned.

2.3	Other operating income

Government grants

The Group receives certain government grants that support research efforts in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Income associated with these grants is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable and there is reasonable assurance that attaching conditions will be achieved. Where the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Other income

Other income mainly consists of the reimbursement of development costs and funding by non-governmental agencies, but also includes non-core business transactions such as the sale of property, plant and equipment and income generated from training courses.

2.4	Research and Development expenses

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Internally generated intangible assets arising from the Group’s development activities are recognized if all of the recognition criteria for internally generated intangible assets are met, including:

●	An asset is created that can be identified;

●	It is probable that the asset created will generate future economic benefits; and

●	The development cost of the asset can be measured reliably.

Product registration fees will, in principle, meet these recognition requirements. Where no internally generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Research and development expenses consist of personnel expenses, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible and intangible assets related to research and development, and lease expenses for lab space and equipment leases. Research and development expenses also include fees paid to third parties who conduct research on behalf of the Group.

2.5	Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, at the year-end. Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income. Current tax assets and current tax liabilities are offset, if a legally enforceable right exists to offset the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax

Deferred income tax is calculated using the asset and liability method on temporary differences at the year-end between the tax bases of assets and liabilities and their carrying amounts under IFRS. Deferred tax liabilities are recognized for all taxable temporary differences, except:

●
Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and carry-forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forwards of unused tax credits and unused tax losses, can be utilized.

The unrecognized deferred income tax assets are reassessed at each year-end and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the year-end.

Income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.6	Profit/ (loss) per share

Basic net profit/ (loss) per share is computed based on the weighted average number of ordinary shares outstanding during the period. Diluted net profit/ (loss) per share is computed based on the weighted average number of ordinary shares outstanding, including the dilutive effect of stock options, if any.

2.7	Cash and cash equivalents

Cash and cash equivalents include cash in hand and all highly liquid investments with maturities of three months or less that are convertible to a known amount of cash and bear an insignificant risk of change in value.

2.8	Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The Group has no held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as formal hedges. Assets in this category are classified as current assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the year-end. These are classified as non-current assets. The Group’s loans and receivables comprise cash and cash equivalents, trade accounts receivable, other financial assets and other current assets in the statement of financial position.

Trade accounts receivable, other current assets and other financial assets

Trade accounts receivable, other current assets and other financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of the receivables.

Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity in the net unrealized gains reserve. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the statement of income. Available-for-sale investments are included in non-current assets unless management intends to dispose of the investment within 12 months of the year-end.

Derecognition of financial assets

A financial asset is derecognized when:

●	The rights to receive cash flows from the asset have expired;

●	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

●
The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2.9	Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The fair value is based on the market prices of the instruments. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. To the extent that no formal hedge accounting is applied, any gains and losses arising from changes in the fair value of the instruments are recognized in the statement of income during the period in which they arise.

The Group applies formal hedge accounting for specific forward derivative instruments that are designated as cash flow hedges. At the inception of derivative instruments, the relationship between the derivative and the underlying financial instrument, as well as the objective of the risk management and the strategy for undertaking transactions are documented. In the documentation it is also stated whether the hedge relationship is expected to be highly effective (prospective and retrospective) and how the effectiveness is tested.

Changes in the fair value of an effective derivative, that is designated and qualifies as a cash flow hedge, are recorded in equity for the effective part, until the profit or loss is affected by the variability in cash flows of the designated hedged item. The ineffective part of the cash flow hedge is recognized in the statement of income.

2.10	Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes expenditures for materials acquired, directly attributable costs and related production overhead expenses. Net realizable value is determined using the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Allowances are made for obsolete inventory and are included in cost of goods sold.

2.11	Property, plant and equipment

Property, plant and equipment is stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. The cost of replacing a part of a plant or equipment is capitalized if the recognition criteria are met. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Depreciation is charged to the statement of income on a straight-line basis over the estimated useful life of the assets:

●	Freehold land is not depreciated;

●	Buildings: 20 to 50 years;

●	Computer equipment: three years;

●	Furniture and laboratory equipment: five years; and

●	Leasehold improvements: the shorter of the lease term and ten years.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the statement of income. The asset’s residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year-end.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of these assets until they are substantially ready for their intended use. Qualifying assets are those assets that necessarily take a substantial period of time to be completed for their intended use. All other borrowing costs are recognized as an expense in the statement of income when incurred.

2.12	Intangible assets

Intangible assets acquired are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized if the recognition requirements are not met, in which case the expenses associated with generating the intangible asset are recognized in the statement of income. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful lives. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income consistent with the function of the intangible asset.

The estimated useful life of the assets is as follows:

●	Patents and licenses (including trademarks): one year to 20 years;

●	Customer lists: three years;

●	Developed technology: five years to 20 years; and

●	Assets under development are not depreciated until completion of the asset.

2.13	Goodwill and business combinations

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities, but excluding future restructuring) of the acquired business at fair value.

Goodwill is measured as the excess of the total consideration over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill includes intangible assets acquired in a business combination, which were not identifiable because the assets were either not separable or did not arise from contractual or legal rights. Goodwill recognized can significantly affect operating results of both current and future periods as goodwill is subject to an annual impairment review and not to periodic amortization.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and, if necessary, translated into Euro at the rate of exchange ruling at the year-end.

2.14	Impairment of non-financial assets

The Group assesses non-financial assets at each reporting date to determine whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

An impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset shall be increased to its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

2.15	Employee benefits

Pensions

The Group operates both defined benefit plans and defined contribution plans. For defined contribution plans, obligations for contributions are recognized as an expense when they are due. The Group has no obligation to pay further contributions into a defined contribution plan if the fund does not hold sufficient assets to pay all plan benefits.

Under defined benefit plans, the pension entitlements are calculated using the projected unit credit actuarial method. The pension liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the financial year, less the fair value of the plan assets after adding or subtracting any unrecognized past-service costs.

The defined benefit obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The defined benefit obligation benefit is discounted to determine its present value and any unrecognized past-service costs and the fair value of any plan assets are deducted. For each plan the recognized assets are limited to the net total of any cumulative unrecognized past-service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan (the ‘asset ceiling’). The economic benefit available as a reduction in future contributions is determined as the present value of the estimated future service cost in each year less the estimated minimum funding contributions required in respect of the future accrual of benefits in that year. All actuarial gains and losses are recognized in the period in which they occur as a component of other comprehensive income.

Share-based payment transactions

Stock option plans

The Group operates a number of equity-settled, share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments (options) of the Group. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which the options are granted. The maximum amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any non-market service and performance vesting conditions. The impact of market conditions on the fair value of options under these plans is estimated on the date of grant using a lattice-based option valuation model. The model calculates the likelihood of achievement of the market-based measures at various levels.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statement of income charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period with the offsetting entry recorded in share premium in equity.

Every option that is exercised results in the issuance of one ordinary share.

At each end of the financial year, the estimates of the number of options that are expected to vest based on the non-marketing vesting conditions are revised. The Group recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

Share-based incentive plans

The fair value of share grants is estimated on the date of grant by multiplying the number of shares available to be granted by the fair value of the Company’s shares on the grant date.

Options granted to non-employees

The cost of options granted to non-employees is recognized at the fair value of the goods or services received, together with a corresponding increase in equity, unless that fair value of the goods or services received cannot be estimated reliably, in which case the fair value is measured by reference to the fair value of the equity instruments granted.

2.16	Interest-bearing loans and borrowings

Short-term financial liabilities consist of all liabilities with maturities up to one year. Long-term financial liabilities are liabilities with maturities over one year. All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process. A financial liability is derecognized when the obligation underlying the liability is discharged, cancelled or expired.

2.17	Provisions

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

2.18	Leases

Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or, over the lease term, if there is no reasonable certainty that the Group will own the leased property by the end of the lease term.

Leases where the Group does not assume substantially all the risks and rewards of ownership are classified as operating leases, and are recognized as an expense in the statement of income on a straight-line basis over the lease term.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

3	Financial risk management

3.1	Risk management policies

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and security price risk), credit risk and liquidity risk. These risks are discussed in note 3.2 to 3.6. The Group’s overall financial risk management seeks to minimize potential adverse effects resulting from the unpredictability of financial markets on the Group’s financial performance.

The goals of the Group’s financial risk management are described in the treasury policies. The adherence to these policies is monitored by corporate treasury. The goals of the Group’s corporate treasury function are to reduce the currency exposures in the statement of income, optimize return on investments in cash deposits, provide financing services to the business and monitor the Group’s financial risks.

The Group has specific operating procedures that prescribe the working practice on relevant specific financial risk management topics such as use of derivative financial instruments, investment of excess liquidity, centralization of cash, statement of financial position forecast procedures and authorization levels.

The Group uses derivative financial instruments to hedge certain foreign currency risk exposures. Corporate treasury is responsible for using derivatives to mitigate foreign exchange risk arising from anticipated transactions and recognized monetary positions. Corporate treasury does this in close co-operation with the Group’s subsidiaries. Since 2008, the Group adopted a more proactive approach in hedging foreign currency exposures on monetary positions and forecasted transactions. In 2008, the Group applied for the first time formal hedge accounting to address specific economic exposures.

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The Group does not have a target debt-to-equity ratio. Although the Group entered into finance leases and loans in the past, the Group is committed to funding the majority of its operations with equity. The Group may choose to renew any loan that becomes payable.

The capital structure of the Group consists of financial liabilities and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings.

Financial liabilities compared to total equity	December 31, 2009	December 31, 2008	January 1, 2007
Total financial liabilities	52,300	61,630	46,413

Total equity	738,265	452,534	497,683

Equity / financial liabilities	14.1	7.3	10.7

The equity/ financial liabilities ratio improved significantly as a result of the JNJ 18% equity investment.

Working Capital Management

The Group tries to minimize investment in working capital, without jeopardizing the Group’s commercial objectives.

In specific cases, the Group may chose to enter into factoring arrangements to manage the cash flow on outstanding trade accounts receivable. The Group did not engage in factoring arrangements in 2009.

In 2008, the Group entered into factoring arrangements relating to certain Italian customers that allowed derecognition of accounts receivable in an amount of € 11,107. In 2008, the Group also entered into factoring arrangements with a third party to sell a portion of its receivables in an amount of € 14,886 from product sales made during the month of December to a supranational organization. Consequently accounts receivables outstanding from this customer were relatively low as at the end of financial year 2008.

As part of the overall working capital management efforts, the Group agreed with Novartis in 2008 to extend payment terms on the supply of Quinvaxem antigens. We have provided Novartis with collateral on our Swiss premises for an amount up to € 30,254. These payment terms still apply in 2009.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2.

3.2	Foreign currency risk

The Group divides the foreign currency risk into categories of transaction exposure, economic exposure and translation exposure.

The Group defines transaction exposure as the foreign currency exposure arising on monetary positions and forecasted transactions in the coming month that are denominated in a currency other than the functional currency of the group company. The Group has significant transactional currency exposures as the majority of the Group’s sales are denominated in currencies other than the functional currency of the reporting subsidiaries. Specifically, movements in the US Dollar/ Euro exchange rate affect the results of operations because a significant portion of sales are denominated in US Dollars. The Group’s operating procedures require group companies to manage the foreign exchange risks against their functional currency. The target is to minimize foreign currency results on monetary items in the statement of financial position. Corporate treasury may hedge any remaining foreign exchange risk exposure on monetary items.

The Group defines economic exposure as the foreign currency exposure to which the Group committed itself. This is the exposure associated with the time delay between entering into a contract, budget or forecast and the realization thereof.  It is not the Group’s policy to actively manage these exposures, but rather to hedge economic exposure on a selective basis by Management’s decision. The Group may apply formal hedge accounting in mitigating these risks. The Group is currently investigating whether it will adopt a more proactive approach to cover economic exposures.

The translation exposure is the exposure that arises on the translation of the financial statements of subsidiaries with different functional currencies into Euro. The Group has operations in Switzerland, Korea, Sweden, the UK and the US, which all have a different functional currency than the Euro. Consequently, movements in the currencies of these countries against the Euro will affect the results of operations because the statement of financial position and the statement of income of these subsidiaries are translated into Euro. The Group does not actively hedge its translation exposure.

Foreign currency risk sensitivity analysis

The Group is mainly exposed to US Dollar, Swiss Franc, Korean Won, Swedish Crown and Australian Dollar. The following table details the Group’s sensitivity to a 10% strengthening of these currencies. The sensitivity analysis includes outstanding foreign currency denominated monetary items and adjusts their translation as at December 31, 2009 for a 10% change in foreign currency rates. A positive amount indicates an increase in income before income tax and equity.

For a 10% weakening of the foreign currencies against the Euro, there would be approximately an equal and opposite effect on the income before income tax and equity. The revaluation effects of investments in foreign entities are recognized in equity. As we have significant operations denominated in other currencies than the Euro, the movements of currency exchange rates show a significant effect on equity. It is the Group’s policy to limit the currency effects reported in financial income and expenses. The Group does not proactively manage the currency exposure on the Group’s equity.

		2009		2008	2007
	Impact on statement of income	Impact on equity	Impact on statement of income	Impact on equity	Impact on statement of income
US Dollar	754	419	229	482	1,876
Swiss Franc	(1,624)	18,945	(373)	17,980	(4,950)
Korean Won	(755)	17,521	(133)	8,414	860
Swedish Crown	(424)	2,797	(538)	2,924	(486)
Australian dollar	5	436	5	808	882

3.3	Interest rate risk

The Group is exposed to interest rate risks as a result of changes in the market interest rates compared to loans with fixed rates. The Group has several loans with fixed interest rates, which total € 34,018 (2008: € 39,896). The Group has financial liabilities of € 17,988 with a variable interest rate as at December 31, 2009 (2008: € 20,855). Details on the interest rates and maturity of these loans are provided in note 5.20 ‘Short and long-term financial liabilities’’.

The Group owns financial assets that generate interest in an amount of € 440,860 (2008: € 183,865).

Interest rate risk sensitivity analysis

The sensitivity analysis has been determined based on the exposure to interest rates at the year-end and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The effect of a 1% increase in interest rates on the Group’s profit/ (loss) before tax would be a positive result of € 3,522 (2008: € 947; 2007: € 1,100). If the interest rates decrease by 1% the impact on the profit/ (loss) before tax would be a negative result of € 1,689 (2008: € 947). A change in the interest rate does not have an impact on the equity of the Group.

The positive effects of a 1% increase or decrease of interest on profit/ (loss) before tax is mainly attributable to the Group’s interest income generating assets, which are higher than the financial liabilities.

3.4	Credit risk

Credit risk represents the risk of financial loss caused by default of the counterparty. The Group’s principal financial assets are cash and cash equivalents, short-term deposits and trade and other receivables. These represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade accounts receivable and other receivables. The Group normally trades only with recognized, credit-worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Where considered appropriate, the Group requires issuance of letters of credit to mitigate credit risk.

Receivable balances are monitored on an ongoing basis and the Group tracks the payment history of its customers to identify any payment issues that have to be resolved before entering into any new transactions. Allowances are recognized for receivable balances deemed uncollectible upon identification. In determining the recoverability of a trade receivable, the Group considers changes in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The customer base consists mainly of well-respected companies in the field of medicine and non-governmental organizations. In 2009, the Group has not encountered significant adverse events as a result of the weak global economy. While the Group does have concentrations of trade accounts receivable outstanding to supranational organizations, management has determined the risk of default by these organizations to be limited and therefore considers the credit risk to be within acceptable boundaries. Management believes that no further credit provision is required in excess of the allowance for doubtful debts. As at December 31, 2009 an amount of € 22,122 trade accounts receivable were outstanding to these supranational organizations.

The credit risk is dispersed as cash and cash equivalents and short-term deposits are placed with numerous major financial institutions. Furthermore the Group currently only invests in current securities and money market transactions. Management does not expect any counterparty to fail to meet its obligations.

The carrying value of these financial assets represents the Group’s maximum exposure to credit risk. The maximum exposure at December 31, 2009 amounted to € 552,526 (2008: € 242,206). See note 5.24 ‘Financial instruments- Financial assets’ for more information on the categorization of the financial assets.

3.5	Security price risk

The Group’s security price risk is predominantly limited to its investment in Galapagos, a biopharmaceutical company listed on NYSE Euronext, valued at € 10,136 (2008: € 4,922). The investment is classified as an available-for-sale investment. The fair value is based on the market quotation of Galapagos. The Group does not actively trade in available-for-sale investments.

Security price risk sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to the security price risks at the reporting date. If the Galapagos share price had been 10% higher/lower:

●	The profit for the year ended 31 December 2009 would have been unaffected as the investments are classified as available-for-sale and no investments were disposed of or impaired; and

●	Net unrealized gains reserve would increase/decrease by € 1,044 (2008: increase/decrease by € 492) for the Group as a result of the changes in the fair value of the available-for-sale investment.

●	The Group’s sensitivity to security prices did not change significantly from the prior year.

3.6	Liquidity risk

Liquidity risk represents the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. Prudent liquidity risk management implies ensuring sufficient availability of cash resources for funding of the operations. The Group aims to maintain a solid cash base.

Some of the Group’s arrangements with financial institutions are subject to covenant clauses, whereby the Group is required to maintain certain cash thresholds. The Group did not breach any of these covenant clauses in 2009 nor does the Group foresee any breaches of these covenants in the foreseeable future.

The current liquidity risk is considered to be limited because the Group has sufficient funding to meet its obligations in the foreseeable future. Reference is made to note 5.20 ‘Short and long-term financial liabilities’ for an analysis of the most significant financial liabilities.

4	Segment information

4.1	General

The Group operates in one reportable segment, which comprises the development, production and marketing of products that combat infectious diseases. The Group identified the Management Board as the ‘chief operating decision maker’. The Management Board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance.

4.2	Information about major products

The breakdown of the Group’s revenues from its product sales was as follows:

In thousands of Euro

Year ended December 31,	2009	2008	2007
Paediatric vaccines	180,389	111,039	77,371
Respiratory vaccines	38,070	32,474	33,188
Travel and endemic vaccines	53,078	55,572	47,282
Other vaccines	8,391	8,907	10,705
Proteins and other business	24,511	18,063	9,023
	304,439	226,055	177,569

4.3	Information about major customers

In 2009, sales to our two largest customers, which are in the paediatric vaccines area, amounted to € 148,072 or 48.6% and € 21,013 or 6.9% of net product sales. In 2008, sales to these customers accounted for € 85,142 or 37.6% and € 18,390 or 8.1% of net product sales, respectively.

4.4	Geographical segments

The Group operates principally in three geographical areas: Europe, North America and Asia. Segment revenue is based on the geographical location of the customers, which is the billing location of the customers. Segmentation of the assets is based on the geographical location of the assets.

Domestic product sales amount to € 3,553 or 1.2% (2008: € 3,743 or 1.7% and 2007: € 717 or 0.4%). Almost all of our license revenues and service fees are billed to foreign parties.

In thousands of Euro

Year ended December 31,	2009	2008	2007
Revenue
Europe	262,240	209,473	144,969
North America	39,565	33,653	33,346
Asia	31,994	19,095	18,589
Other	4,364	4,936	6,882
Total	338,163	267,157	203,786

In thousands of Euro

Year ended December 31,	2009	2008
Non-current assets as defined in IFRS 8
The Netherlands	91,970	83,859
Europe	137,136	142,442
North America	5,558	5,190
Asia	91,606	54,034
Total	326,270	285,525

In thousands of Euro

Year ended December 31,	2009	2008
Total assets
The Netherlands	467,558	194,967
Europe	312,680	303,225
North America	7,753	7,472
Asia	223,140	130,633
Total	1,011,131	636,297

5	Notes to the specific items of the consolidated financial statements

5.1	Personnel expenses

In thousands of Euro

	2009	2008	2007
Wages and salaries	66,538	59,634	58,493
Social security costs	7,020	6,806	6,734
Pension defined benefit plans	(73)	254	220
Pension defined contribution plans	2,241	2,410	2,436
Cost of share-based payments	7,511	4,878	7,349
Other personnel expenses	6,636	6,436	9,810
	89,873	80,418	85,042

As of December 31, 2009, the Group had 1,248 employees (2008: 1,126). The average number of employees in 2009 was 1,188 (2008: 1,142). Personnel as at December 31, 2009 are employed in the following categories:

	2009	2008	2007
Research and Development	376	303	368
General and administrative	170	147	134
Operations	521	527	466
Marketing and sale	181	149	158
Total	1,248	1,126	1,126

The Group’s personnel are located primarily in the Netherlands, Switzerland, Spain, Italy, Korea, Sweden, the UK, the US and China.

The split per geographical area is as follows:

	2009	2008	2007
Europe	969	861	916
North America	19	19	19
Asia	260	246	191
Total	1,248	1,126	1,126

5.2	Financial income

In thousands of Euro

	2009	2008	2007
Currency gains	6,591	1,914	7,479
Interest income	2,429	5,021	5,711
	9,020	6,935	13,190

5.3	Financial expenses

	2009	2008	2007
Interest expense	(3,568)	(2,973)	(3,053)
Less: amounts included in the cost of qualifying assets	619	254	772
	(2,949)	(2,719)	(2,281)

Currency losses	(8,915)	(5,840)	(8,785)
Other financial expenses	(349)	(1,038)	(746)
	(12,213)	(9,597)	(11,812)

5.4	Income tax

In thousands of Euro
Year ended December 31,	2009	2008	2007
Current income tax1	(10,653)	(3,193)	(816)
Deferred taxation	(3,375)	11,595	3,414
Income tax	(14,028)	8,402	2,598
1 Current income tax includes an adjustment gain of the current tax charge of previous years in an amount of € 26 (2008: € 7, 2007: € (5)).

The reconciliation between the profit/ (loss) for the year multiplied by the applicable tax rate and the actual taxation is as follows:

In thousands of Euro
Year ended December 31,	2009	2008	2007
Profit/(loss) for the year before income tax	37,966	5,848	(46,932)
At gross weighted average income tax rate	(2,764)	912	12,587
Timing differences not recognized	(7,387)	(6,301)	(380)
Recognition tax loss carry forwards	—	9,284	4,072
Effect of tax rate changes	(211)	3,527	(197)
R&D tax credit	331	2,916	—
Other permanent differences	(1,665)	(1,734)	(3,493)
Tax losses not recognized	(2,332)	(202)	(9,991)

Income tax	(14,028)	8,402	2,598
Effective income
tax rate	36.9%	(143.7%)	5.5%

The changes in deferred income tax assets and liabilities on a net basis were as follows in 2009, 2008 and 2007:

In thousands of Euro
	2009	2008	2007
January 1,	(16,644)	(29,224)	(33,438)
Change in accounting policy	—	—	45
Deferred tax through statement of income	(3,375)	11,595	3,414
Deferred tax through goodwill	—	—	(697)
Deferred tax through equity	1,786	257	(388)
Effects of movements in exchange rates	(389)	728	1,840
December 31,	(18,622)	(16,644)	(29,224)

Deferred tax through equity reflects the tax impact on the actuarial gains and losses on pensions that are directly recognized in other comprehensive income.

In 2007, a deferred tax asset of € 580 was recognized against goodwill as an adjustment to the provisional purchase price allocation on the acquisition of SBL Vaccin Holding AB. A deferred tax liability of € 1,277 was recognized against goodwill as an adjustment to the provisional purchase price allocation on the acquisition of Berna Products Corp.

The composition of the temporary differences and tax loss carry forwards in the statement of financial position is as follows:

In thousands of Euro

Year ended December 31,	2009	2008
Deferred income tax liabilities
Valuation differences attributable to: Inventories	(2,555)	(2,171)
Other assets	(1,287)	(1,614)
Net pension assets	(628)	(1,852)
Property, plant and equipment	(8,542)	(7,316)
Intangible assets	(12,920)	(14,580)
Other liabilities	(1,416)	(1,649)
	(27,348)	(29,182)
Deferred income tax assets
Losses available for offset against future taxable income	5,488	9,060
Valuation differences attributable to: Inventories	579	469
Other assets	542	1,273
Property, plant and equipment	1,775	1,202
Other liabilities	342	534
	8,726	12,538
Offset of deferred tax balances	8,518	12,538
Reflected in the statement of financial position as follows:
Deferred tax assets	208	—
Deferred tax liability	(18,830)	(16,644)
Deferred tax liabilities, net	(18,622)	(16,644)

The Group has unrecognized tax carry forward losses of € 180,261 (2008: € 172,732; 2007: € 254,511) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose. In the Netherlands anti-abuse laws may limit our ability to realize certain tax carry forward losses for an amount up to € 26,170.

In 2008, the Group agreed with the Dutch tax authorities to retrospectively change the valuation of our intellectual property for tax purposes to avoid the evaporation of unrecognized tax carry forward losses in the Netherlands. As per year-end 2009 an amount of € 90,375 of our intellectual property was recognized as intangible assets for tax purposes. These assets for tax purposes are depreciated ratably over time over a period of 20 years. The difference between tax value and IFRS value is not recognized as a deferred tax asset.

The unrecognized carry forward losses relate to the Dutch and Italian operations of the Group and expire as follows:

2010	—
2011- 2012	38,666
2013- 2014	22,693
2015	40,159
After 2015	77,587
Unlimited	1,156
Total	180,261

Tax holidays

In the years 2009 and 2008 the Group benefited from a tax holiday in Korea. The group received a discount of 40% and 37% respectively for tax payable in these years. The tax holiday was granted by the Korean tax authorities in recognition of a foreign investment in an eligible high technology business. Prior to 2007 the net benefit of the tax holiday was nil due to tax loss carry forwards. For the years 2009 and 2008 the net benefit of the tax holiday was € 5,363 and € 2,758. This tax holiday ended on December 31, 2009.

Starting in 2012, the Group will benefit from a new tax holiday in Korea. This tax holiday was granted in 2008 following the Group’s commitment to make a direct foreign investment in the share capital of the Korean subsidiary. The investment was made in an amount equal to $ 30 million and was used for the new production facility in the Incheon Free Economic Zone. Based upon the ratio between new share capital and existing share capital, a reduction of 76% is granted on the nominal tax amount payable for the years 2012-2016. For the years 2017 and 2018 the reduction is 38% on the nominal tax amount payable. As per the end of 2009 the deferred tax liabilities in the statement of financial position were € 2,083 lower compared to if no tax holiday had been granted to the Group.

Tax rate changes

In financial year 2009, the applicable tax rate in Korea was 16.5%. As of 2010 the tax rate will be the nominal income tax rate of 24% as the current tax holiday ended December 31, 2009.

The Swedish domestic statutory corporate income tax rate amounted to 28.0% in 2008 and changed to 26.3% in 2009 and the years thereafter.

5.5	Profit/ (loss) per share

In thousands of Euro, except per share data
Year ended December 31,	2009	2008	2007
Profit/ (loss) attributable to ordinary shareholders	23,938	14,250	(44,334)
Weighted average number of ordinary shares for the year	70,265,644	65,593,374	65,102,801
Dilutive effect share options	1,419,673	721,682	—
Weighted average number of ordinary shares including dilutive effect	71,685,317	66,315,056	65,102,801
Net profit / (loss) per share—basic	0.34	0.22	(0.68)
Net profit / (loss) per share—diluted	0.33	0.21	(0.68)

5.6	Property, plant and equipment

Amounts in thousands of Euro

	Freehold Land and buildings	Plant and equipment	Assets under construction	Total
Cost At January 1, 2008	65,607	74,709	54,884	195,200
Additions	66	7,917	7,804	15,787
Disposals	—	(1,444)	—	(1,444)
Transfer assets under construction	66	35,204	(35,270)	—
Disposal of subsidiary	—	(176)	—	(176)
Effect of movements in exchange rates	5,456	2,450	1,886	9,792
At December 31, 2008	71,195	118,660	29,304	219,159
Additions	319	11,237	39,479	51,035
Disposals	(13)	(4,676)	—	(4,689)
Transfer assets under construction	5,758	252	(6,010)	—
Effect of movements in exchange rates	1,010	2,170	2,268	5,448
At December 31, 2009	78,269	127,643	65,041	270,953

Depreciation and impairment

At January 1, 2008	(14,778)	(34,897)	—	(49,675)
Depreciation charge for the year	(6,715)	(9,914)	—	(16,629)
Reversal of Impairment/ (impairment)	4,953	(65)	—	4,888
Disposals	—	1,444	—	1,444
Disposal of subsidiary	—	54	—	54
Effect of movements in exchange rates	(3,526)	(4,509)	—	(8,035)
At December 31, 2008	(20,066)	(47,887)	—	(67,953)
Depreciation charge for the year	(9,154)	(11,239)	—	(20,393)
Impairment	—	(565)	(320)	(885)
Reversal of impairment	3,827	4,257	—	8,084
Disposals	13	4,378	(143)	4,248
Effect of movements in exchange rates	(607)	(837)	5	(1,439)
At December 31, 2009	(25,987)	(51,893)	(458)	(78,338)

Net book value

At December 31, 2009	52,282	75,750	64,583	192,615
At December 31, 2008	51,129	70,773	29,304	151,206

Depreciation is included in the cost of goods sold for an amount of € 12,094 in 2009 (2008: € 10,026; 2007: € 11,176), research and development costs of € 5,770 in 2009 (2008: € 4,157; 2007: € 2,353) and selling, general and administrative costs of € 2,529 in 2009 (2008: € 2,446; 2007: € 924).

Impairment

See note 1.4 ‘Use of estimates and judgments’ in the financial statements for further details on any impairments or reversal thereof.

Useful lives

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. In 2009, Management determined that in Korea, the useful lives of certain items of property, plant and equipment from the Shingal site can only be used until the moment of the relocation to new Incheon site. As a result the useful life of these assets was reduced to reflect that the asset will be fully depreciated by March 31, 2011. The assets are subject to accelerated depreciation, which leads to a higher depreciation charge in the coming periods. In 2009, the impact on the profit before tax was an additional charge of € 806.

Lease and borrowing costs

At December 31, 2009 and 2008, the Group held equipment under finance leases with a cost of € 23,568 and € 23,505, respectively, and a net book value of € 19,727 and € 21,936, respectively. The equipment under finance leases includes the new Spanish filling line and laboratory equipment in Leiden, the Netherlands. These leases are secured by the value of the underlying assets.

At December 31, 2009 an amount of € 619 of borrowing costs related to the construction of the new production facility in Korea were capitalized. The borrowing costs are capitalized at an average capitalization rate of 5.25%. The borrowing cost in 2008 of € 254 related to the new production facility in Leiden, the Netherlands.

Commitments

The remaining contractual commitments amount to € 15,755 (2008: € 20,380; 2007: € 4,696) for purchases of property, plant and equipment, mainly related to the new Korean production facility in the Incheon, Free Economic Zone, Korea.

5.7	Intangible assets

In thousands of Euro

Cost	Customer lists	Patents and licenses	Developed technologies	Assets under development	Total
At January 1, 2008	10,870	22,314	80,836	6,757	120,777
Effect of movements in exchange rates	1,172	2,480	(6,384)	770	(1,962)
At December 31, 2008	12,042	24,794	74,452	7,527	118,815
Additions	—	—	324	4,986	5,310
Acquisition of subsidiaries	448	—	—	—	448
Effect of movements in exchange rates	15	91	2,193	4	2,303
At December 31, 2009	12,505	24,885	76,969	12,517	126,876

Amortization
At January 1, 2008	(3,957)	(6,683)	(16,092)	—	(26,732)
Amortization	(3,141)	(3,706)	(4,827)	—	(11,674)
Effect of movements in exchange rates	(640)	(1,299)	534	—	(1,405)
At December 31, 2008	(7,738)	(11,688)	(20,385)	—	(39,811)
Amortization	(2,594)	(4,491)	(4,022)	—	(11,107)
Effect of movements in exchange rates	(32)	(85)	(443)	—	(560)
At December 31, 2009	(10,364)	(16,264)	(24,850)	—	(51,478)

Net book value
At December 31, 2009	2,141	8,621	52,119	12,517	75,398
At December 31, 2008	4,304	13,106	54,067	7,527	79,004

Amortization of intangible assets is included in the cost of goods sold for an amount of € 114 in 2009 (2008: € 127; 2007: € 131), research and development costs of € 8,248 in 2009 (2008:  € 8,635; 2007: € 8,939) and selling, general and administrative costs of € 2,745 in 2009 (2008: € 2,912; 2007: € 2,824).

Useful lives

The Group reviews the estimated useful lives of intangible assets at the end of each annual reporting period. In November 2009, the Group announced the launch of the global Crucell brand, a consistent identity for its worldwide activities and products. As a result of the global rebranding, the useful life of the trademarks of Berna Biotech and SBL was reduced to a maximum of 3 years as these trademarks are gradually phased out. The impact in 2009 on the profit before tax was an additional charge of € 597.

Material intangible assets

The following individual intangible assets are considered material to the Group’s financial statements:

In thousands of Euro

	Remaining amortization at December 31, 2009 (in years)	Carrying value December 31, 2009	Carrying value December 31, 2008
Developed technology Quinvaxem	16.7	25,610	25,519
Developed technology Epaxal	16.2	10,325	10,959
Developed technology Inflexal	8.2	6,314	7,084
In-process R&D Flavimun	—	7,530	7,526
Developed Technology Vivotif	16.2	5,271	5,595

5.8	Goodwill and business combinations

5.8.1	Goodwill

Goodwill is measured as the excess of the total consideration over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill includes intangible assets acquired in a business combination, which were not identifiable because the assets were either not separable or did not arise from contractual or legal rights. Goodwill recognized can significantly affect operating results of both current and future periods as goodwill is subject to an annual impairment review and not to periodic amortization.

In thousands of Euro
Goodwill
Cost
At January 1, 2008	44,377
Adjustment to cost of business combination	237
Effect of movements in exchange rates	1,462
At December 31, 2008	46,076

Adjustment to cost of business combination	167
Effect of movements in exchange rates	581
At December 31, 2009	46,824

Net book value
At December 31, 2009	46,824
At December 31, 2008	46,076

The selling shareholders of SBL Vaccin acquisition Holding AB are contractually entitled to earn-out payments based on contingent future events. Additional consideration resulting from the earn-out agreement with the former shareholders was treated as an adjustment to the cost of the business combination for an amount of € 167 and € 237 in 2009 and 2008, respectively. This contingent consideration was not recognized in the prior year because the amount could not be measured reliably.

The goodwill has fully been allocated to the businesses that were acquired in 2006 as a single cash generating unit.

●
In February 2006, the Company acquired approximately 97% of the outstanding common shares of Berna Biotech AG (‘Berna Biotech’) for € 348,852, excluding acquisition costs. During 2006 the remaining outstanding shares were also acquired. Berna Biotech was a fully integrated biotechnology company that marketed numerous vaccines on a global scale.

●
In October 2006, the Group purchased, via its subsidiary Crucell Vaccines Inc. the assets and liabilities of the Florida-based Berna Products Corp. (‘BPC’) from Acambis plc for € 13,806. BPC was originally established in 1990 by Berna Biotech to market Vivotif, Berna’s oral typhoid fever vaccine, in the US and Canada.

●
In November 2006, the Group acquired, via its subsidiary Crucell Holland B.V. the shares of Stockholm-based SBL Vaccin Holding AB (SBL) from 3i and SEB for a total consideration of € 39,341 in cash. SBL’s main product was Dukoral. In addition, SBL has a sales and distribution organization for vaccines in Scandinavia.

Impairment testing methodology and key assumptions

The CGU’s recoverable amount is based on the fair value less costs to sell. Given that due to the level of specificity of the CGU no observable market price exists, the fair values less costs to sell is based on discounted net present value calculations that use assumptions applicable in the current market as well as management’s past experience about the key assumptions.

The valuation is based on a discounted future cash flow model based on the Group’s latest long range plans which have been benchmarked to external market information. The Group’s long range plans use a 5-year planning horizon.

The key assumptions used in the cash flow projections are the growth rate after the 5-year planning horizon, the level of research and development expenses incurred to guarantee future products, and the weighted average cost of capital (WACC).

The recoverable goodwill amount was determined on the basis of a (pre-tax) discount rate of 13.0%, a growth rate after the 5-year planning horizon of 0% and research and development expenditures as a percentage of sales of 15%.

Calculations of the recoverable amount show that there is no impairment as the recoverable amount of the 2006 business acquisitions exceeds the carrying amount of € 265 million (2008: € 235 million) by € 146 million (2008: € 189 million).

Management believes that any reasonable possible change in the key assumptions would not decrease the recoverable amount to the extent that the related carrying amount would exceed the recoverable amount. Several sensitivity analyses on key assumptions were performed and the outcome indicated that the carrying amount would not exceed the recoverable amount.

5.8.2	Acquisition selected assets and liabilities of Masta Ltd.

On June 5, 2009 the Group established Crucell UK Ltd. On July 15, 2009 the Group purchased, via its subsidiary Crucell UK Ltd. selected assets and liabilities of UK-Based Masta for an amount of £ 105. The relevant assets acquired pertain to the customer base and the workforce of the UK fields activities of Masta Ltd. In addition, Masta Ltd received monthly payments from March 1, 2009 to July 1, 2009 for a total amount of £ 304 from the Group as consideration for pre-acquisition costs directly related to the business combination.

The Group recognized the identifiable assets acquired and the liabilities assumed at their respective fair values. The consideration allocated to the acquired customer contracts amounted to £ 405. No goodwill was recognized in the business combination. Based on the magnitude of the business combination, not all specific disclosures as required by IFRS 3 were included.

5.9	Investments in associate and joint venture

5.9.1	Associated company

ADImmune Corp., Taiwan

The Group has an 11.8% stake in the share capital of Taiwan-based ADImmune Corp., (ADImmune) a company that develops, manufactures and distributes vaccines and other biopharmaceutical products. During 2008, our ownership of ADImmune Corp. was diluted from 20% to 11.8%. ADImmune obtained a license to the Group’s virosome technology to produce a virosome adjuvanted influenza vaccine for the following markets: Taiwan, Japan and Macau. Additionally, ADImmune will produce influenza antigen in the future, which we may purchase to produce our influenza vaccine product, Inflexal V.

Although the Group holds less than 20% of the outstanding share capital, ADImmune is accounted for as an associate. The Group concludes it has significant influence over ADImmune as the Group has a seat in the governing body of ADImmune.

Summary financial information of ADImmune (unaudited) for the years ended December 31, 2009, not adjusted for the percentage of ownership held by the Group, is as follows:

In thousands of Euro
	As of December 31,		Year ended December 31,
ADImmune Corp.	Total assets	Total liabilities	Revenues	Expenses	Profit/ (loss) before tax
2009	127,763	(39,692)	30,282	(11,818)	18,464
2008	92,518	(23,080)	5,844	(6,548)	(704)

5.9.2	Joint venture

Percivia LLC, United States

In August 2006, DSM Pharmaceutical Products Inc, and the Group established a joint venture, Percivia LLC (Percivia) to operate the PERCIVIA PER.C6 Development Center in Cambridge, MA, US. Each company holds 50% of the shares of the joint venture. The initial contribution of the Group amounted to $ 500. The joint venture further develops the PER.C6 cell line and provides a unique solution for the production of pharmaceutical proteins to licensees utilizing the PER.C6 human cell line in the biotech industry. Percivia charges the costs incurred to the venturers. No additional contributions are planned.

Summary financial information of this joint venture, not adjusted for the percentage ownership held by the Group is as follows:

In thousand of Euro
	As of December 31,		Year ended December 31,
Percivia LLC	Total assets	Total liabilities	Revenues	Expenses	Profit/ (loss) before tax
2009	3,888	(1,131)	9,154	(8,319)	835
2008	3,420	(1,440)	8,721	(7,972)	749

The tax charge for PERCIVIA PER.C6 Development Center is accounted for in the financial statements of the venturers. The tax charge recognized in the financial statements relating to the percentage owned by the Group amounts to € 142 in 2009 (2008: € 151).

5.10	Retirement benefit obligations

The Group provides employee benefit plans to most of its employees by means of various pension plans. These plans comply with local regulations and practices in the countries in which they operate and differ based on legal requirements, tax legislation, local customs and economic conditions in those countries. While the nature of the plans varies by country, in general, the benefits provided depend on remuneration and years of service. Most of these benefits are administrated by insurance companies or pension funds.

In 2009 the Group changed its policy in accounting for actuarial gains and losses of defined benefit pensions plans.  Starting 2009, the Group recognizes actuarial gains and losses in the period in which they occur in other comprehensive income. Previously, the Group accounted for its actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions in line with the ‘corridor’ method as prescribed in IAS 19.92.

The Group adjusted comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied. See note 1.5.1 ‘New adopted accounting policies in the financial year 2009’ in the financial statements for further details on the change in accounting policy.

In thousands of Euro

Year ended December 31,	2009	2008	2007
Statement of income
Defined benefit plans	(73)	254	220
Defined contribution plans	2,241	2,410	2,436
Total	2,168	2,664	2,656

As of December 31,	2009	2008	2007
Statement of financial position
Defined benefit plans
Pension assets	2,923	8,612	7,397
Pension liability	(4,437)	(4,009)	(3,699)
Net pension asset – (liability)	(1,514)	4,603	3,698

The Group operates defined benefit plans in Switzerland, Korea and Sweden. The pension asset of € 2,923 (2008: € 8,612) relates to the Swiss pension fund while the pension liability of € 4,437 (2008: € 4,009) relates to the Swedish and the Korean pension funds.

In total, 95% of the plan assets (2008: 97%) and 90% of the defined benefit obligation (2008: 91%) relate to the Swiss pension fund. The Swiss mandatory pension fund is organized in a foundation. The regular retirement age is 65, with the possibility of early retirement from the age of 59 and postponement of retirement up to the age of 68. Contributions by employees vary per age category and range from 1.25% for employees between 18 and 24 to 8.75% of the insured income for employees between 60 and 68. Contributions by the employer also vary per age category and range from 1.75% for employees between 18 and 24 to a maximum contribution of 22.25% of the insured income for employees between 60 and 68. The retirement pension at the age of 65 amounts to 6.4% of the accrued retirement assets at retirement. The Swiss pension fund provides a minimum benefit to its participants, which is mandatory under Swiss law. In case of an underfunding of the pension fund the employer is obliged to make an additional contribution to the pension fund.

The assumptions used in the actuarial calculation can have a significant impact on the outcome. The weighted average of the principal assumptions used in determining the employee benefit obligations for the defined benefit plans of the Group are shown below:

Year ended December 31,	2009	2008	2007
Discount rate	3.42%	3.37%	3.40%
Expected return on plan assets	4.54%	4.53%	4.53%
Future salary increases	1.22%	1.19%	1.22%
Future pension increases	0.75%	0.71%	0.78%

Changes in the present value of the defined benefit obligation are as follows:

In thousands of Euro

Year ended December 31,	2009	2008	2007
Defined benefit obligation, January 1,	85,485	74,506	72,679
Past service cost – vested obligations	(1,563)	—	—
Interest cost	2,860	2,165	2,363
Current service cost	3,926	3,748	3,369
Benefits paid	(3,100)	(4,418)	(2,450)
Actuarial (gains)/ losses	1,088	3,038	934
Exchange differences	608	6,446	(2,389)
Defined benefit obligation, December 31,	89,304	85,485	74,506

Changes in the fair value of plan assets are as follows:

In thousands of Euro

Year ended December 31,	2009	2008	2007
Fair value of plan assets, January 1	92,211	99,032	102,306
Expected return on plan assets	4,132	4,606	4,528
Acquisition of subsidiaries	—	—	—
Contributions by employer	2,074	598	2,338
Contributions by participants	1,164	1,053	984
Benefits paid	(3,100)	(4,418)	(2,450)
Actuarial gains/ (losses)	2,265	(17,961)	(5,727)
Exchange differences	677	9,301	(2,947)
Fair value of plan assets, December 31	99,423	92,211	99,032

In 2010, the Group expects to contribute € 2,100 to its defined benefit pension plans. The actual return on plan assets for the year ended December 31, 2009 amounted to a gain of € 6,397 (2008: loss of € 13,355).

The costs for defined benefit plans are as follows:

In thousands of Euro

Year ended December 31,	2009	2008	2007
Current service cost	3,926	3,748	3,369
Interest cost	2,860	2,165	2,363
Expected return on plan assets	(4,132)	(4,606)	(4,528)
Past service cost	(1,563)	—	—
Employee contributions	(1,164)	(1,053)	(984)
	(73)	254	220

The amounts recognized in other comprehensive income are as follows:

In thousands of Euro

Year ended December 31,	2009	2008	2007
The effect of changes In the asset ceiling	9,394	(20,157)	(8,465)
Actuarial (gains) and losses	(1,177)	20,999	6,661
	8,217	842	(1,804)

As of December 31,	2009	2008	2007
Cumulative actuarial (gains) and losses	6,757	(1,460)	(2,302)

The amounts in the statement of financial position are determined as follows:

In thousands of Euro

	December 31, 2009	December 31, 2008	January 1, 2007
Defined benefit obligation	(89,304)	(85,485)	(72,679)
Fair value of plan assets	99,423	92,211	102,306
Funded status	10,119	6,726	29,627
Amount not recognized as asset due to asset ceiling	(11,633)	(2,123)	(30,493)
Net pension (liability)/ asset	(1,514)	4,603	(866)

The impact of the change in accounting policy on the net pension liability as at January 1, 2007 is an amount of € 248. The total net pension liability as at January 1, 2007 increased from € 618 to € 866.

In thousands of Euro

Year ended December 31,	2009	2008	2007	2006
Defined benefit obligation	(89,304)	(85,485)	(74,506)	(72,679)
Plan assets	99,423	92,211	99,032	102,306
Surplus	10,119	6,726	24,526	29,627
Experience adjustments on plan liabilities – (loss)/gain	(0.4)%	(3.0)%	(1.7)%	1.1%
Experience adjustments on plan assets – (loss)/gain	2.2%	(10.0)%	(5.8)%	(0.2)%

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2009	2008
Bonds	42.2%	44.9%
Equity	24.3%	22.0%
Property	25.1%	28.4%
Other	8.4%	4.7%
	100.0%	100.0%

The overall expected rate of return on assets is determined based on the market prices expected to be applicable to the period over which the obligation is to be settled and the relative weight of the separate categories of plan assets.

5.11	Other financial assets

In thousands of Euro

As of December 31,	2009	2008
Long-term restricted cash	13,023	12,896
Long-term deposits and guarantees	2,870	1,645
Other long-term receivables	325	379
	16,218	14,920

5.12	Cash and cash equivalents

In thousands of Euro

As of December 31,	2009	2008
Cash at banks and in hand	95,297	91,853
Call deposits	232,540	79,116
	327,837	170,969

Cash and cash equivalents are denominated in the following currencies (translated into Euros):

In thousands of Euro

As of December 31,	2009	2008
Euros (€)	256,711	111,909
Korean Won (KRW)	35,047	7,360
US Dollar ($)	24,907	37,975
Swedish Crowns (SEK)	4,570	7,746
Canadian Dollars (CAD)	3,459	50
Pound Sterling (£)	1,610	5
Swiss Francs (CHF)	1,210	4,144
Other currencies	323	1,780
	327,837	170,969

5.13	Derivative financial instruments

The Group uses derivative financial instruments for the management of foreign currency risks.

In thousands of Euro

As of December 31,	2009 Fair value assets	2009 Fair value liabilities	2009 Total fair value	2008 Fair value assets	2008 Fair value liabilities	2008 Total fair value
Foreign exchange contracts	229	(294)	(65)	1,761	(194)	1,567
Cash flow hedge	57	—	57	—	(685)	(685)
Total derivative financial instruments	286	(294)	(8)	1,761	(879)	882

All derivative financial instruments mature within a year and are therefore presented as current assets or liabilities. The fair values of forward foreign exchange contracts are determined using forward foreign exchange rates as at December 31, 2009.

All foreign exchange contracts, which are not designated as a qualifying hedge instrument, mature within 2 months after December 31, 2009. The principal amount and fair value of foreign currency forwards that are not designated in a cash flow hedge are € 26,856 in 2009 (2008: € 38,907) and have a negative unrealized result of € 65 in 2009 (2008: positive unrealized result of € 1,567). The Group enters in these derivative transactions to mitigate its foreign currency transaction exposure.

Cash flow hedging

The Group has designated certain qualifying derivative financial instruments as hedge instruments for cash flow hedge accounting to manage its currency risk resulting from specific contracts denominated in foreign currencies that differ from the functional currency of the Group company that engages in the contract. The principal amount and fair value of foreign currency forwards designated in a cash flow hedge are € 4,486 (2008: € 7,535) and an unrealized result of € 57 (2008: € 685) respectively.

Cash flow hedges of foreign currency risks relate to forecasted transactions. These are expected to occur between four and nine months after December 31, 2009. As at year-end 2009, the outstanding cash flow hedge was estimated to be 100% effective. No ineffectiveness was recognized in the statement of income arising from cash flow hedges (2008: Nil).

5.14	Trade accounts receivable

In thousands of Euro

As of December 31,	2009	2008
Trade receivables from third party customers	86,910	39,343
Trade receivables from associates and joint ventures	121	765
	87,031	40,108

At December 31, 2009, trade accounts receivables are shown net of an allowance for doubtful debts for an amount of € 1,924 (2008: € 2,289). The Group’s normal credit period is 30 days, although in some jurisdictions, including Italy, Korea and Spain, a credit period of 60 days or even more is maintained in line with local customs. Receivables are denominated in several currencies and can be specified as follows:

In thousands of Euro

As of December 31,	2009	2008
Euros (€)	32,003	20,569
US Dollar ($)	34,434	8,985
Swiss Francs (CHF)	12,211	5,058
Swedish Crowns (SEK)	6,833	2,810
Korean Won (KRW)	417	1,334
Other currencies	1,133	1,352
	87,031	40,108

Aging of past due, but not impaired

Included in the Group’s trade accounts receivables balance are debtors with a carrying amount of € 16,010 (2008: € 11,678) which are past due at the reporting date for which the Group has no significant provision because there has not been a significant change in credit quality and the amounts are considered recoverable. The Group does not hold any collateral over these balances.

In thousands of Euro

As of December 31,	2009	2008
0-60 days	10,136	7,810
60-90 days	2,524	1,407
90-180 days	888	340
Over 180 days	2,462	2,121
	16,010	11,678

The Group’s trade accounts receivables past due, but not impaired, are mainly due within the European region (€ 13,629). These are mainly due from customers in the Mediterranean region, which normally pay after the standard payment period and due from significant customers, whose trade accounts receivables have recently shifted into the overdue buckets.

Allowance for doubtful debts

Movements in the allowance for doubtful debts are as follows:

In thousands of Euro

Year ended December 31,	2009	2008
Balance at beginning of the year	2,289	2,763
Impairment losses recognized on receivables	166	1,429
Amounts written off as uncollectible	(300)	(1,379)
Amounts recovered during the year	(51)	(8)
Impairment losses reversed	(190)	(281)
Foreign exchange	10	(235)
	1,924	2,289

5.15	Inventories

In thousands of Euro

As of December 31,	2009	2008
Raw materials and consumables	22,560	13,286
Work in progress	85,667	61,980
Finished products	10,193	16,581
	118,420	91,847

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Group stocks certain inventories to a level such that they may not be utilized within one year. Provisions are recognized for obsolete inventory. The amount of write-down of inventories recognized as an expense is € 1,689 (2008: € 3,218).

The amount of inventories recognized as an expense in cost of product sales is € 173,391 (2008: € 128,632; 2007: € 113,250).

5.16	Other current assets

In thousands of Euro

As of December 31,	2009	2008
Accrued income	6,368	4,495
Prepaid expenses	4,415	3,612
Other short-term receivables	1,900	6,658
Director’s loan	134	134
Income tax receivables	8,680	2,734
Deposits with a maturity over 3 months	100,000	—
	121,497	17,633

5.17	Issued share capital and reserves

The Company’s authorized share capital amounts to 156,250,000 ordinary shares and 156,250,000 preference shares, each with a par value of € 0.24. As of December 31, 2009, there were 81,446,295 ordinary shares issued and outstanding (2008: 65,833,242). No preference shares are issued and outstanding as of December 31, 2009.

	Shares 000	Issued capital € 000	Share premium € 000	Total capital € 000
At December 31, 2007	65,349	15,685	735,578	751,263
Shares issued relating to share-based payments	484	115	3,115	3,230
Cost of share-based payment transactions	—	—	5,053	5,053
At December 31, 2008	65,833	15,800	743,746	759,546
Shares issued relating to share-based payments	986	237	8,969	9,206
Cost of share-based payment transactions	—	—	7,732	7,732
Shares issued in relation to private placement of JNJ	14,627	3,510	228,549	232,059
At December 31, 2009	81,446	19,547	988,996	1,008,543

The Dutch Civil Code restricts distribution of legal reserves and capital in an amount of € 28,077 (2008: € 19,054).

Strategic collaboration affiliates of Johnson & Johnson (JNJ)

On September 28, 2009 Crucell signed a strategic agreement with affiliates of JNJ. On that date the Group entered into several agreements with affiliates of JNJ: an equity purchase agreement, a registration rights agreement, a shareholder agreement and two collaboration agreements.

Pursuant to the equity purchase agreement the Company issued 14,626,984 shares to JHC Nederland B.V., an affiliate of JNJ, at a price of € 20.63, totaling an amount of € 301,755. The number of shares issued represents 18% of the outstanding share capital of the Company after issuance. The equity purchase agreement contains customary representations and warranties.

Under IFRS, the fair value of the equity investment corresponds with a total value of € 233,300. The fair value per share was equal to the price of a NYSE Euronext listed share of the Company at the date of issuance. Costs directly attributable to the issuance of shares amount to € 1,241 and are deducted from share premium, a component of equity. The premium over the fair value of € 68,455 has been allocated to the development programs that are part of the strategic collaboration with an affiliate of JNJ, as described below.

The Group and JNJ, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., entered into a strategic collaboration for the development and commercialisation of a universal monoclonal antibody product (flu-mAb) for the treatment and prevention of influenza. In addition, the strategic collaboration involves three innovative discovery programs focusing on the development and commercialisation of a universal influenza vaccine as well as vaccines directed against three other infectious and non-infectious disease targets. Pursuant to the registration rights agreement, JHC Nederland B.V. was granted certain customary rights regarding the registration of the new shares issued to it under the US Securities Exchange Act 1934, as amended.

The following is a summary of certain important elements of the shareholder agreement.

Standstill For a certain period beginning September 28, 2009, JHC Nederland B.V. and its affiliates may not, without the Group’s prior approval, purchase or acquire any shares or securities of the Company convertible into, or exercisable or exchangeable for, or otherwise giving the holder thereof any rights in respect of, shares or commence a public offer for the Company’s shares, if, in either case, the consummation of such purchase or acquisition or public offer would result in JHC Nederland B.V. and its affiliates in the aggregate beneficially owning (assuming the exercise, exchange or conversion of all our securities held by them), directly or indirectly, more than 18% of the issued and outstanding shares of the Company. Customary exceptions apply to the standstill.

Anti-Dilution If, within nine months from the date of issuance, the Company experiences the consummation of a negotiated transaction for a change of control of the Company at a price per share below the issue price, JHC Nederland B.V. shall be entitled to receive a cash payment equal to the difference between the issue price and such lower price multiplied by the number of shares acquired upon consummation of such transaction (not to exceed the number of 14,626,984 new shares as acquired by JHC Nederland B.V. on the issue date). This amount must be paid to JHC Nederland B.V. within 5 business days after the consummation of the relevant transaction by the counterparty to the change of control transaction or where it concerns a public offer or sale of all or substantially all of our assets by the Company.

Drag Along Right If the Company receives a bona fide public offer from a third party and (i) the Management Board and Supervisory Board have endorsed, approved, recommended or otherwise supported such public offer, (ii) the holders of at least 70% of the issued and outstanding shares of the Company (including those held by JHC Nederland B.V. and/ or its affiliates) have tendered their shares to the third party in connection with such public offer and (iii) JHC Nederland B.V. and/ or any of its affiliates do not have a bona fide matching (x) counter public offer to the Company’s shareholders or (y) other proposal involving the acquisition by a third party of more than 30% of the Company’s shares or assets pending, JHC Nederland B.V. and its affiliates shall agree to tender and sell all their shares in such public offer. JHC Nederland B.V. shall in such event, if applicable, also have the right to receive payment of the amount as described under ‘Anti-Dilution’ in the preceding paragraph.

Pre-Emptive Right If the Company plans to issue any shares or any securities convertible into, or exercisable or exchangeable for, or otherwise giving the holder thereof any rights in respect of, shares, JHC Nederland B.V. has the right to purchase in such offer such number of shares to maintain its proportionate ownership interest in the Company on a fully diluted basis (disregarding equity based awards under the Employee stock ownership plan (ESOP)). JHC Nederland B.V. pre-emptive right shall expire and no longer be available upon JHC Nederland B.V. (together with its affiliates) ceasing to beneficially own at least 12% of the Company’s issued and outstanding shares of the Company.

Approval Rights the Company may not without the approval of JHC Nederland B.V.: (i) commence a tender offer or repurchase of shares if the consummation of such tender offer or repurchase would result in JHC Nederland B.V. holding more than 18% of the issued and outstanding shares, (ii) grant options or other equity awards in excess of the amounts authorized under the ESOP, or (iii) amend the Articles of Association in a manner that would create a new class of securities, or make the current rights of the General Meeting subject to proposals of the Management Board and/or Supervisory Board or subject to other limitations. JHC Nederland B.V. approval right shall expire and no longer be available upon JHC Nederland B.V. (together with its affiliates) ceasing to beneficially own at least 10% of  the Company’s issued and outstanding shares.

5.18	Share-based payment plans

Stock-based compensation

Employee stock option plans

The Group maintains stock option plans whereby the Remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board. The compensation expenses included in operating expenses for those plans were € 7,732, € 5,053 and € 6,524 in 2009, 2008 and 2007, respectively.

In December 2004, the Supervisory Board approved a new option plan (the ‘2005 Plan’) providing for the grant of stock options to non-Management Committee members. Options granted under this stock option plan are exercisable once vested. Granted options vest straight line over a period of four years. Compensation costs are recognized in accordance with the accelerated method. The options expire five years after date of grant. Upon termination of employment, options must be exercised within 90 days. Options granted under the stock option plan are granted at exercise prices, which equal the fair value of the ordinary shares of the Company at the date of grant.

All options granted under previous stock option plans (the ‘Prior Plans’) are exercisable immediately upon grant. The options expire four to eight years from the date of grant, or earlier upon termination of employment with the Group. Upon termination of employment, options must be exercised within 90 days. No further grants are to be made under the Prior Plans.

The Group has a separate long-term incentive (LTI) stock option for its Management Committee members. Under the terms of the LTI plan, options are conditionally granted and vest at the end of a three-year performance period. The conditionally granted options include a market condition that is taken into account when estimating the fair value of the equity instruments granted. The number of LTI options that vest are based on the fulfillment of the LTI performance condition. On the vesting date, the Company’s Total Shareholder Return (‘TSR’) performance is measured against the performance of the NASDAQ Biotechnology Index during the performance period. The positive difference in percentages, if any, between the Company’s TSR compared to the performance of the NASDAQ Biotechnology Index, determines the number of LTI options that vest on the vesting date. Depending on the level of achievement of these market measures, at the end of three years, the number of shares vesting could be 0%-200% of the number of options originally granted.

The Group accounts for its employee stock options under the fair value method. The fair value of options is estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

Year ended December 31,	2009	2008	2007
Risk-free interest rate	2.4%	4.3%	4.1%
Expected dividend yield	—	—	—
Expected volatility	50.9%	36.7%	33.3%
Expected life (years)	4.39	4.76	4.25

The weighted average fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was

€ 6.68, € 4.03 and € 5.34, respectively.

A summary of the stock option activity for the outstanding plans is as follows:

	Number of options	Weighted average exercise price
Balance at January 1, 2007	3,685,440	10.36
Granted	1,514,165	16.97
Exercised	(301,475)	6.45
Forfeited	(237,447)	19.15
Balance at December 31, 2007	4,660,683	12.31
Granted	2,639,640	11.59
Exercised	(420,270)	7.58
Forfeited	(592,175)	16.55
Balance at December 31, 2008	6,287,878	11.92
Granted	1,179,986	14.41
Exercised	(958,569)	9.57
Forfeited	(376,357)	14.77
Balance at December 31, 2009	6,132,938	12.59

Included in the options outstanding are also options to acquire ordinary shares held by certain former employees and consultants. These individuals have been permitted to continue vesting in these options for services rendered.

During 2009, a number of 134,306 conditionally granted LTI options were issued. These LTI options are included in the total number of options outstanding as of December 31, 2009.

The following table summarizes information about the company’s stock options outstanding at December 31, 2009:

Exercise price	Outstanding options at December 31, 2009	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options	Weighted average exercise price- exercisable options
€ 2.35 – € 5.00	489,100	3.33	1.12	489,100	3.33
€ 5.00 – € 9.99	918,315	7.43	2.22	617,885	6.49
€ 10.00 – € 14.99	3,298,396	12.96	3.84	379,125	13.09
€ 15.00 – € 19.99	1,227,546	17.88	2.23	678,782	18.06
€ 20.00 – € 22.22	199,581	20.42	1.18	155,006	20.47
Total	6,132,938	12.59	2.99	2,319,898	11.22

Stock option grants to non-employees

Crucell has a total number of 55,000 (2008: 67,604) stock options to various non-employees outstanding in connection with consulting agreements over the years. The exercise prices range from € 14.58 to € 18.22 per share and the stock options expire on dates ranging from May 2010 through August 2012.

The Company recorded compensation expense associated with these stock options of € 23, € 24, and € 11 for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock option grants to non-employees are made pursuant to approved stock option plans and activity related thereto is included in the tables above with the employee grants of the approved plans.

5.19	Provisions, commitments and contingencies

In thousands of Euro

	Restructuring	Litigation	Employee Benefits	Other	Total
At January 1, 2008	—	855	3,699	1,013	5,567
Arising during the year	684	705	—	626	2,015
Utilised	(74)	(2)	—	(491)	(567)
Unused amounts reversed	—	—	—	(33)	(33)
Movement defined benefit liability	—	—	(207)	—	(207)
Exchange adjustment	—	90	517	75	682
At December 31, 2008	610	1,648	4,009	1,190	7,457
Current 2008	610	—	—	971	1,581
Non-current 2008	—	1,648	4,009	219	5,876

At January 1, 2009	610	1,648	4,009	1,190	7,457
Arising during the year	300	247	—	911	1,458
Utilised	(541)	(88)	—	(934)	(1,563)
Unused amounts reversed	(69)	—	—	(134)	(203)
Movement defined benefit liability	—	—	399	—	399
Exchange adjustment	—	4	29	11	44
At December 31, 2009	300	1,811	4,437	1,044	7,592
Current 2009	—	—	—	739	739
Non-current 2009	300	1,811	4,437	305	6,853

The impact of the change in accounting policy on provisions as at January 1, 2007 is an amount of € 248, which is due to an increase of the employee benefits. The total provision as at January 1, 2007 increased from € 8,006 to € 8,354.

Restructuring provisions

In May 2009, Management decided to move the formulation and filling activities relating to Dukoral and rCTB to our Madrid site. A restructuring provision of € 300 is recognized for redundancy packages offered to employees. In 2008, a restructuring program in our Italian subsidiary Berna Biotech Italia Srl. was executed. A total provision of € 684 was recognized of which € 610 was outstanding as per year-end 2008. An amount of € 541 was utilized in 2009. The remaining amount of € 69 was released.

Legal proceedings

The Group is subject to certain lawsuits and other legal proceedings. The current status of any pending proceedings has been reviewed with a legal counsel. Upon consideration of known relevant facts and circumstances, provisions are recognized for losses that are considered to be probable and that can be reasonably estimated at the year-end.

Deductibility of research and development costs

In Italy, Berna Biotech Italia Srl. was subject to a tax audit for fiscal years 2001 and 2002. For the year 2001, a settlement was reached with the Italian tax authorities in 2007. For the year 2002, no settlement has been reached. The tax authorities issued an assessment that deviates from the amount that was filed in the tax return. We have challenged this assessment in court. We made a provision for the costs of additional taxes, penalties and interest, as well as lawyers’ fees, which we expect we would have to pay as a result. One of the items in dispute is the deductibility of the research and development costs we make in Italy. The Group won the initial court case with respect to the deductibility of the research and development costs. The Italian tax authorities appealed this decision.

In 2008, the Italian tax authorities also challenged the deductibility of research and development costs for the year 2003 and issued an assessment. We challenged this assessment in court. The Group won the initial court case with respect to the deductibility of the research and development costs. The Italian tax authorities appealed this decision. The Italian tax authorities may also challenge the deductibility of research and development costs for the years 2004 to 2008. As the Group considers it more likely than not that the research and development cost will be tax deductible, consequently no provision was recognized for the non-deductibility of research and development costs for the year 2003.

Complaint against government grant awarded

In 2008, a competitor of Crucell filed a protest against the award of a US Government grant to Crucell for the development and manufacture of a vaccine against the Ebola and Marburg virus. The complaint was filed against the US Government but Crucell voluntarily joined the proceedings to defend the award. Following a dismissal of the protest by the US Government Accountability Office (GAO), the competitor filed an appeal with the United States Court of Appeals for the Federal Circuit. In the second quarter of 2009, this appeal by the competitor was also dismissed.

Employee benefits

See note 5.10 ‘Retirement benefit obligations’ for more information on employee benefits.

Other

The other provisions mainly include provisions for product returns and asset retirement obligations. The provision for product returns amounts to € 589 and is established for expected product returns to be incurred within one year. The asset retirement obligations mainly related to our Swiss subsidiary and are expected to be settled after one year.

Contingencies

Contingent liability STAR technology

The Group acquired STAR technology in 2004 through the purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. In connection with the purchase, we also entered in a contingent payment agreement that could result in additional payments of up to € 7.0 million to former ChromaGenics shareholders upon receipt of revenues and royalties generated from the STAR technology. In connection with this agreement, we paid € 2.0 million in 2007 to former ChromaGenics shareholders. No payments were made in 2009 and 2008.

5.20	Short and long-term financial liabilities

This note provides information about the contractual terms of the Group’s loans and borrowings. See note 3 ‘Financial risk management’ for more information on the Group’s exposure to financial market risks.

In thousands of Euro

As of December 31,	Total 2009	2010	2011	2012	2013	2014	More than 5 years	Total 2008
Mortgage loan	16,094	384	401	420	441	462	13,986	16,461
Equipment lease	17,924	3,099	3,426	6,158	1,786	3,455	—	20,526
Comprehensive credit limit Berna Biotech Korea Corp.	14,990	14,990	—	—	—	—	—	20,855
Mortgage loan Korea	2,998	—	—	—	—	2,998	—	—
Loan Berna Biotech Korea Corp.	—	—	—	—	—	—	—	2,909
Derivatives	294	294	—	—	—	—	—	879
	52,300	18,767	3,827	6,578	2,227	6,915	13,986	61,630

Mortgage loan Netherlands

In December 2005, the Group entered into a Euro mortgage loan of up to € 17,091 and as of December 31, 2006 the Group had drawn the maximum amount. In 2006, interest was accrued to the loan and no payments of principal or interest were required. Beginning January 1, 2007, the loan is being repaid through monthly payments over 15 years. A balloon repayment of € 10,000 will be made at the end of the 15 years. The loan matures on December 31, 2021. The loan bears interest at 4.55% for the first five years. After this period the rates will be renegotiated. The land, building, part of the equipment and a compensating cash balance arrangement with a bank in the amount of € 10,000 secure the loan. The carrying amount of the underlying secured assets was at the year-end € 22,396 (2008: € 24,015 2007: € 26,946).

Finance lease liabilities

Finance leases mainly relate to equipment for the new production facility in Leiden. The vast majority of the finance lease liabilities are denominated in Euro. All leases are on a fixed repayment basis and interest rates are fixed at the contract date. For further information see note 5.23 ‘Operating and finance leases’.

Comprehensive credit limit Berna Biotech Korea Corp.

On June 12, 2008 Berna Biotech Korea Corp. entered into a comprehensive credit limit transaction agreement. Under the terms of the agreement Berna Biotech Korea Corp. may freely borrow and repay money for an amount of KRW 30 billion during the period ending on May 31, 2009. In December 2008, Berna Biotech Korea Corp. agreed on an additional facility for KRW 10 billion. The loan has a variable interest rate that is based on a Korean interest index plus a margin. As per year-end the interest percentage was 6.79% and an amount of KRW 37 billion (€ 20,855) was drawn under the agreement.

Loan Berna Biotech Korea Corp.

Berna Biotech Korea Corp. had an unsecured Euro loan with an interest rate of 5.45% which was outstanding as at December 31, 2008. The original maturity date of the loan was August 1, 2010, but the loan was repaid in full on February 2, 2009.

Mortgage loan Korea

On March 26, 2009, the Group’s Korean subsidiary entered into a mortgage loan facility in an amount of KRW 50 billion (€ 27,704) with a Korean bank to partly finance the investments in the new Incheon facility. The loan has a duration of 60 months and has a variable interest rate that is based on a Korean interest index plus a mark-up. As at December 31, 2009, KRW 5 billion was drawn under the mortgage facility. The Group provided the third party bank with a guarantee amounting to KRW 50 billion plus interest and other costs.

5.21	Other liabilities and deferred income – current and non-current

In thousands of Euro

As of December 31,	Current	Non-current	2009 Total	Current	Non-current	2008 Total
Deferred income	21,301	54,980	76,281	7,882	7,054	14,936
Accrued salary expenses and payroll taxes	12,231	—	12,231	9,817	—	9,817
Accrued expenses	11,731	—	11,731	8,540	—	8,540
Other liabilities	2,249	504	2,753	2,166	591	2,757
	47,512	55,484	102,996	28,405	7,645	36,050

Collaboration with an affiliate of JNJ

On September 28, 2009, the Group entered into two collaboration agreements with Ortho-McNeil-Janssen Pharmaceuticals (an affiliate of JNJ) in conjunction with several other agreements (See 5.17 ‘Issued share capital and reserves’). The premium over the fair value of the shares paid by JNJ for the 18% equity investment amounted to € 68,455 and is classified as deferred income. The amount is amortized over the duration of the continuing performance obligations of the development programs.

5.22	Trade accounts payable

In thousands of Euro

As of December 31,	2009	2008
Trade accounts payable to third parties	78,345	58,182
Trade accounts payable to joint venture	754	1,023
	79,099	59,205

5.23	Operating and finance leases

Operating lease commitments

The Group leases certain research and corporate facilities, motor vehicles and items of machinery and equipment. No restrictions are placed upon the lessee by entering into these leases. Future minimum lease payments under operating leases as at December 31, 2009 and 2008 are as follows:

In thousands of Euro

As of December 31,	2009	2008
Within one year	4,203	3,830
After one year but not more than five years	9,310	10,073
More than five years	9,533	10,759
	23,046	24,662

Most operating leases are increased by a general price index on an annual basis.

Finance lease commitments

Certain of the Group’s fixtures and equipment are subject to finance leases. These leases mainly relate to equipment for the new production facility in Leiden and the filling line in Spain. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The fair value of the Group’s lease obligations approximates their carrying amount. The Group’s obligations under finance leases are secured by the value of the underlying assets. The average term of finance leases entered into is 5.5 years.

Future minimum lease payments under finance leases as at December 31, 2009 and 2008 are as follows:

In thousands of Euro

As of December 31,	2009 Minimum payments	Present value of payments	2008 Minimum payments	Present value of payments
Within one year	4,279	3,099	4,134	2,777
After one year but not more than five years	16,832	14,825	17,284	14,293
More than five years	—	—	3,580	3,456
	21,111	17,924	24,998	20,526

5.24	Financial instruments

Financial assets

In thousands of Euro

As of December 31,	Financial assets at fair value through profit and loss	Designated cash flow hedge	Loans and receivables	Available-for-sale financial assets	2009 Total	Financial assets at fair value through profit and loss	Loans and receivables	Available-for-sale financial assets	2008 Total
Derivative financial instruments	229	57	—	—	286	1,761	—	—	1,761
Available-for-sale financial assets	—	—	—	10,441	10,441	—	—	4,922	4,922
Other financial assets	—	—	16,218	—	16,218	—	14,920	—	14,920
Cash and cash equivalents	—	—	327,837	—	327,837	—	170,969	—	170,969
Trade accounts receivables	—	—	87,031	—	87,031	—	40,108	—	40,108
Other current assets	—	—	110,713	—	110,713	—	9,526	—	9,526
	229	57	541,799	10,441	552,526	1,761	235,523	4,922	242,206

The carrying value of the financial assets approximates the fair value.

Financial liabilities

In thousands of Euro

As of December 31,	Financial liabilities at fair value through profit and loss	Financial liabilities at amortized cost	2009 Total	Financial liabilities at fair value through profit and loss	Designated cash flow hedge	Financial liabilities at amortized cost	2008 Total
Derivative financial instruments	294	—	294	194	685	—	879
Financial liabilities	—	52,006	52,006	—	—	60,751	60,751
Other non-current liabilities	—	504	504	—	—	591	591
Accounts payable	—	79,099	79,099	—	—	59,205	59,205
Other current liabilities	—	26,211	26,211	—	—	20,523	20,523
	294	157,820	158,114	194	685	141,070	141,949

The fair values of the financial liabilities of the Group approximate the carrying amount of the Group’s financial instruments.

The fair values of the loans have been calculated by discounting the face values with the interest rate of financial instruments with a similar risk profile and term. The fair values of forward foreign exchange contracts are determined using forward foreign exchange rates as at December 31, 2009.

Maturity analysis contractual undiscounted cash flows

Future minimum payments for all contractual obligations for years subsequent to December 31, 2009 are as follows:

In thousands of Euro

As of December 31,	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual obligations
Debt obligations1	42,767	16,627	2,638	5,639	17,863
Finance lease obligations2	21,111	4,266	11,159	5,686	—
Derivative financial instruments3	31,464	31,464	—	—	—
Accounts payable	79,099	79,099	—	—	—
Other current liabilities	26,715	26,211	504	—	—
Recognised obligations	201,156	157,667	14,301	11,325	17,863

Commitments
Operating lease obligations4	23,046	4,203	5,787	3,523	9,533
Capital expenditure commitments5	15,755	15,755	—	—	—
Total commitments	38,801	19,958	5,787	3,523	9,533

Total recognized obligations and commitments	239,957	177,625	20,088	14,848	27,396

1	The debt obligations exclude finance lease obligations and include an amount of interest of € 7,841.
2	Finance lease obligations. Certain of the Group’s fixtures and equipment are finance leases. The finance leases relate to equipment for the new production facility in Leiden, the Netherlands and to the filling line in Spain. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The interest included amounts to € 3,187.
3	Derivative financial instruments are foreign exchange contracts. The principal amount and fair value of foreign currency forwards that are not designated in a cash flow hedge are € 26,856 in 2009 (2008: € 38,907) and have a negative unrealized result of € 65 in 2009 (2008: positive unrealized result of € 1,567).
The principal amount and fair value of foreign currency forwards designated in a cash flow hedge are € 4,486 (2008: € 7,535) and an unrealized result of
€ 57 (2008: € 685), respectively.

4	Operating lease obligations. The operating lease obligations include rental obligations. The Group concluded long-term rental agreements for premises in
Sweden and the Netherlands. In addition, the Group leases certain motor vehicles and items of machinery and equipment.

5	Capital expenditure commitments. The contractual commitments for purchases of property, plant and equipment as per December 31, 2009 amount to approximately € 15,755 (2008: €, 20,380: € 4,696). These commitments mainly relate to our new production facility in Incheon, Free Economic Zone, Korea.

5.25	Fair value estimation

Effective 1 January 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

In thousands of Euro

	2009			2008
As of December 31,	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets
Financial assets at fair value through profit or loss
Derivative financial instruments	—	57	57	—	1,761	1,761
Available-for-sale financial assets	10,136	305	10,441	4,922	—	4,922
Liabilities
Derivative financial instruments	—	(65)	(65)	—	(879)	(879)
Total	10,136	297	10,433	4,922	882	5,804

The Group did not have any assets at liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2009 and 2008.

The fair value of financial instruments traded in active markets is based on quoted market prices at the year-end. A market is regarded active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily equity investments classified as trading securities or available-for-sale.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The Group did not reclassifiy any financial assets out of the fair value through profit and loss category or out of the available-for-sale category.

5.26	Guarantees

The Group has a guarantee facility for an amount of € 10.0 million with a third-party bank.

In 2008, as part of the overall working capital management efforts, the Group agreed with Novartis to extend payment terms on the supply of Quinvaxem antigens. We have provided Novartis with collateral on our Swiss premises for an amount up to € 30,254. These payment terms still apply in 2009.

In addition to the guarantees given on assets, as described in note 5.6 ‘Property, plant and equipment’ and note 5.20 ‘Short and long-term financial liabilities’, the guarantees issued by the Group amount to € 4,414, which include a letter of credit issued by the Group for an amount of $ 1.6 million, which will expire on April 14, 2013, for the benefit of the Percivia Development Center.

5.27	Net cash flows from/ (used in) operating activities

In 2009, the Group’s cash flow from operating activities was € 76,866, compared to a negative operating cash flow of € 254 in 2008. These cash flows consist of non-cash adjustments and changes in working capital relating to operating activities.

On September 28, 2009 Crucell signed a strategic agreement with JNJ. As part of this agreement the Company allocated an amount of € 68,455 to the development programs, which is presented as deferred income. The non-current part of € 51,341 is included in ‘Receipt from (payments of) deferred income and provisions’ and the current part of € 17,114 is included in the ‘Changes in net working capital.

5.28	Net cash flows from/ (used in) investing activities

In 2009, the Group’s cash flow used in investing activities amounted to € 154,387, compared to € 8,907 in 2008.

Investments were made in property, plant and equipment for an amount of € 51,035 (2008: € 15,787). These investments mainly related to our new Korean production facility and investments in our facilities in Bern, Switzerland that will improve current production processes and allow in-house production of materials currently sourced from third parties. In addition, investments were made in intangible assets in an amount of € 5,925.

An amount of € 100,000 was invested in deposits with a maturity over 3 months.

5.29	Net cash flows from/ (used in) financing activities

In 2009, the total cash flow from financing activities amounted to € 231,512 in 2009, compared to € 16,626 in 2008.

The Company issued 14,626,984 shares to JHC Nederland B.V. an affiliate of JNJ. The fair value of the shares issued, after deducting directly attributable transaction costs, amounted to € 232,059. See note 5.17 ‘Issued share capital and reserves’ for more information on the shares issued. Total cash proceeds resulting from share based payment transactions, mainly the exercise of options by employees, amounted to € 9,206 in 2009.

An amount of € 2,884 was drawn under a mortgage loan facility by the Group’s Korean subsidiary in connection with the new production facility.

The Group’s Korean subsidiary repaid an unsecured Euro-denominated in an amount of € 2,909 and partially repaid a KRW denominated flexible loan in amount of for € 6,757. The Group also repaid finance lease liabilities in the aggregate amount of € 2,984.

5.30	Related parties

Related party transactions

The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided by the Group or received in respect of any related party receivables or payables. For the year ended December 31, 2009, the Group has not made any provision for doubtful debts relating to amounts owed by related parties (2008: nil). This assessment is undertaken each financial year through examining the financial position of the related party.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The following table provides the total value of transactions which have been entered into with related parties, excluding Management and Supervisory Board members, for the relevant financial year.

In thousands of Euro

	Revenue/(expenses) for the year ended December 31,
Related party1	2009	2008	2007
Associates	2,825	3,392	2,858
Joint Venture	(4,170)	(4,081)	(4,247)

1	Prior to 2009, transactions with Avv. Falaguerra, an Italian firm that provides taxation services to the Group’s Italian subsidiary, were disclosed, as Mr. Falaguerra was the chairman of the Italian subsidiary. Mr. Falaguerra resigned in 2009 as chairman. Transactions with Mr. Falaguerra were limited in value and have not been disclosed any more.

As of December 31, 2009 trade accounts receivable in an amount of € 121 (2008: 4,495) were receivable from the Group’s associate. As of December 31, 2009 trade accounts payable in an amount of € 754 (2008: 1,023) were payable to the Group’s joint venture.

Preferred foundation

On October 25, 2000, the Company established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s object is to safeguard the interests of Crucell, its business and parties connected therewith by blocking any influences that may threaten these interests, which interests may include the continuity, independence or identity of Crucell, its business and parties connected therewith. The Preferred Foundation can safeguard these interests through acquiring and managing the preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

The agreement between the Company and the Preferred Foundation grants an option to the Preferred Foundation to acquire preference shares up to 100% of the number of our outstanding shares as necessary to match the total number of statutory votes on all of the ordinary shares outstanding at the time of an acquisition. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from the Company. If the Company has previously acquired any preference shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Mr. J.P. Oosterveld, in his capacity as chairman of our Supervisory Board, and Mr. P. Bouw, Mr. M.W. den Boogert, Mr. S. van Wijnbergen and Mr. G.P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of the Management or Supervisory Board of the Company, or an employee of any of our advisers, any of our banks or us. The board of governors appoints these independent members. The Supervisory Board appoints the non-independent members after consultation with the Management Board.

In 2009, the Group funded the Preferred Foundation in an amount of € 100 (2008: nil, 2007: € 438).

As a result of the arrangements regarding the exercise of the options and restrictions to the use of the underlying shares by the Preferred Foundation, the Company is of the opinion that the option has an insignificant value.

Remuneration report for Management Board and Supervisory Board

The ‘Remuneration report for Management Board and Supervisory Board’ as included in the Corporate Governance section of the Management Report contains required disclosures on key management personnel compensation, as meant in IAS 24. These disclosures are deemed to be part of the financial statements.

6	Statement of financial position (After appropriation of result)

In thousands of Euro

As of December 31,	Notes	December 31, 2009	December 31, 2008 As adjusted	January 1, 2007 As adjusted
Assets
Non-current assets
Investments in subsidiaries	9.1	340,294	267,375	283,320
Other long-term receivables	9.2	34,648	49,272	141,089
Goodwill		37,529	37,239	35,456
		412,471	353,886	459,865
Current assets
Short-term receivables		474	1,015	1,218
Cash and cash equivalents		262,449	79,295	38,094
Short term receivables related parties		108,227	18,614	—
		371,150	98,924	39,312

Total assets		783,621	452,810	499,177

In thousands of Euro

As of December 31,	Notes	December 31, 2009	December 31, 2008 As adjusted	January 1, 2007 As adjusted

Liabilities and shareholders’ equity
Shareholders’ equity
Issued capital		19,547	15,800	15,553
Share premium		988,996	743,746	726,869
Translation reserve (legal reserve)		(19,586)	(32,852)	(7,933)
Hedge reserve (legal reserve)		57	(685)	—
Available-for-sale reserve (legal reserve)		8,473	3,254	10,670
Actuarial gains and losses		(5,217)	1,214	383
Accumulated deficit		(254,005)	(277,943)	(247,859)
	9.3	738,265	452,534	497,683
Non-current liabilities
Provision for financial assets		15,490	—	1,341
Liabilities to related parties		155	149	132
		15,645	149	1,473
Current liabilities
Accrued compensation and related benefits		29,551	122	21
Liability to related parties		160	5	—
		29,711	127	21
Total liabilities and shareholders’ equity		783,621	452,810	499,177

7	Statement of income

In thousands of Euro
Year ended December 31,	2009	2008 As adjusted	2007 As adjusted
Result from subsidiaries	18,647	3,683	(48,368)
Other income	5,291	10,567	4,034
Profit/ (loss) for the year	23,938	14,250	(44,334)

8	General

The description of the Group’s activities and the Group structure as included in the notes to the consolidated financial statements also apply to the Company financial statements (see note 1.1).

In accordance with article 2:362 section 8 of Book 2 Title 9 of the Dutch Civil Code, the accounting policies used in the preparation of the Company financial statements, except for investments, are the same as those used in the preparation of the consolidated financial statements. Investments in subsidiaries are stated at net asset value as the Company effectively exercises significant influence over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Group in its consolidated financial statements.

In accordance with article 402, Book 2 Title 9 of the Dutch Civil Code, the Company statement of income is presented in abbreviated form.

9	Notes to the Company financial statements

9.1	Investments in subsidiaries

Investments in subsidiary companies are stated at net asset value as the Company effectively exercises significant influence over the operational and financial activities of these investments.

In thousands of Euro

Year ended December 31,	2009	2008	2007
Book value as of January 1,	267,375	272,054	283,523
Change in accounting policy	—	—	(203)
Share in result of subsidiaries	18,647	3,683	(48,368)
Effect of movements in exchange rates	12,976	(6,684)	(20,018)
Dividends received	—	(43,069)	(80,907)
Acquisition shares subsidiaries	—	—	80,907
Transfer to/ (from) provisions	15,490	—	(1,341)
Offset of receivables	26,961	47,062	59,375
Other comprehensive income items	(1,155)	(5,671)	(914)
Book value at December 31,	340,294	267,375	272,054

Other comprehensive income items include actuarial losses and gains on pensions, unrealized results on available-for-sale financial assets and changes in the cash flow hedge reserves of the Company’s subsidiaries.

On June 12, 2008 Crucell Switzerland AG distributed a dividend equivalent to € 43,069 to the Company.

Beginning 2007, Crucell owned 7.3% of the shares of Berna Rhein B.V. The remaining 92.7% of the shares were owned by Crucell’s subsidiary Crucell Switzerland AG. On November 3, 2007 Crucell acquired the remaining 92.7% shares for € 80,907. Crucell Switzerland AG subsequently distributed a dividend equivalent to € 80,907 to the Company.

9.2	Other long-term receivables

In thousands of Euro

As of December 31,	December 31, 2009	December 31, 2008	January 1, 2007
Long-term receivables on related parties	21,625	36,376	126,693
Other long-term receivables	13,023	12,896	14,396
	34,648	49,272	141,089

9.3	Shareholders’ equity

Reference is made to the consolidated statement of changes in equity and to note 5.17 ‘Issued share capital and reserves’ of the notes to the consolidated financial statements as of, and for the year ended December 31, 2009.

9.4	Taxes

The Company constitutes a fiscal unity with the Dutch wholly owned subsidiaries Crucell Holland B.V., U-BiSys B.V. and ChromaGenics B.V. and is for that reason jointly and severally liable for the tax liabilities of the whole fiscal unity. As of the financial year 2008, Berna Rhein B.V. was included in that fiscal unity.

9.5	Employee information

The Company had no employees in 2009 and 2008.

9.6	Auditor’s fees

	Year ended December 31, 2009			Year ended December 31, 2008
	Deloitte Accountants B.V.	Network Deloitte Accountants B.V.	Total	Deloitte Accountants B.V.	Network Deloitte Accountants B.V.	Total
Audit fees	510	315	825	481	359	840
Audit related fees	149	—	149	75	—	75
Tax fees for services provided related to consultation on tax matters	—	—	—	—	—	—
Total fees	659	315	974	556	359	915

9.7	Joint and several liability

In accordance with Section 403 of Book 2 Title 9 or the Netherlands Civil Code, the Company has assumed joint and several liability for all legal transactions carried out by the following subsidiaries:

Crucell Holland B.V., Leiden

U-BiSys B.V., Utrecht

ChromaGenics B.V., Amsterdam

Signing of the financial statements

The financial statements were approved by the Management Board and Supervisory Board and authorized for issue on April 6, 2010.

Management Board

R.H.P. Brus

L. Kruimer

C. de Jong

J. Goudsmit

Supervisory Board

J.P. Oosterveld

A. Hoevenaars

S.P. Lance

P.M. Satow

C.E. Wilhelmsson

S. Davis

F. Waller

Appropriation of result

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preference shares will be paid their dividends first, which will be a certain percentage of their nominal value. With Supervisory Board approval, our Management Board then decides whether and how much of the remaining profit will be reserved. Any profits remaining shall be paid as a dividend on the ordinary shares. If the retained earnings are negative or are to be used to form a statutory reserve no dividend will be paid out. The result for the year 2009 was added to the accumulated deficit.

Preference shares

On October 25, 2000, the Company established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s object is to safeguard the interests of Crucell, its business and parties connected therewith by blocking any influences that may threaten these interests, which interests may include the continuity, independence or identity of Crucell, its business and parties connected therewith. The Preferred Foundation can safeguard the interests through acquiring and managing the preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

The Preferred Foundation has an option to acquire preference shares up to 100% of the number of our outstanding shares, necessary to match the total number of statutory votes on all of the ordinary shares outstanding at the time of an acquisition. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from us. If we acquire any preference shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Mr. J.P. Oosterveld, in his capacity as chairman of our Supervisory Board, and Mr. P. Bouw, Mr. M.W. den Boogert, Mr. S. van Wijnbergen and Mr. G.P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of our Management or Supervisory Board, or an employee of any of our advisers, any of our banks or us. The board of governors appoints these independent members. Our Supervisory Board appoints the non-independent members after consultation with our Management Board.

16.5	Auditor’s Report Relating to the Financial Statements for the Financial Year 2009

To the Supervisory Board and Shareholders of Crucell N.V., Leiden, the Netherlands

Report on the financial statements

We have audited the accompanying financial statements 2009 as set out on pages 163 to 221 of Crucell N.V., Leiden. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at December 31, 2009, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flow for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company statement of financial position as at December 31, 2009, the company statement of income for the year then ended and the explanatory notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Crucell N.V. as at December 31, 2009, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Crucell N.V. as at December 31, 2009 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the management report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Signed by:

Deloitte Accountants B.V.

P.J.M.A van de Goor

Amsterdam, the Netherlands

April 6, 2010

The auditors’ report stated above is the original auditors’ report as issued April 6, 2010 in connection with the 2009 annual report of Crucell N.V. in which, next to the financial statements, also a report by the executive board was included.  For the purpose of this Offer Document the report by the executive board is not included.  The page numbers included in the auditors’ report stated above refer to the page numbers in the original 2009 financial statements of Crucell N.V.

16.6
Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010, Including, Condensed Statements of Income, Condensed Statements of Comprehensive Income, Condensed Statements of Financial Position, Condensed Statements of Cash Flows and Condensed Statements of Changes in Equity

16.6.1	Condensed Consolidated Statements of Income

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
in EUR ‘000 (except per share data)
	9 months ended September 30,		Third quarter
	2010 unaudited	2009 unaudited	2010 unaudited	2009 unaudited
Product sales	228,163	213,262	72,787	83,696
License revenues	23,048	11,742	5,178	3,763
Service fees	6,095	7,791	4,602	2,429
Total revenue	257,306	232,795	82,567	89,888

Cost of product sales	-184,208	-131,514	-75,528	-53,120
Cost of service and license fees	-2,137	-6,919	-1,498	-2,027
Total cost of goods sold	-186,345	-138,433	-77,026	-55,147

Gross margin	70,961	94,362	5,541	34,741

Government grants	12,654	3,831	2,964	1,805
Other income	13,790	10,056	3,948	2,574
Total other operating income	26,444	13,887	6,912	4,379

Research and development	-70,164	-47,796	-26,839	-16,527
Selling, general and administrative	-49,528	-47,576	-16,731	-15,239
(Reversal of) impairment		8,107		8,107
Total other operating expenses	-119,692	-87,265	-43,570	-23,659

Operating profit/(loss)	-22,287	20,984	-31,117	15,461

Financial income & expenses	2,523	-3,694	580	-879
Results investments in non-consolidated companies	1,007	311	-563	86
Profit/(loss) before tax	-18,757	17,601	-31,100	14,668

Income tax	-1,342	-9,220	4,054	-4,647
Profit/(loss) for the period	-20,099	8,381	-27,046	10,021

Net profit/(loss) per share - basic	-0.25	0.13	-0.33	0.15
Weighted average shares outstanding - basic (in ‘000)	81.637	66.540	81.727	66.938

Net profit per share - diluted	-0.25	0.12	-0.33	0.15
Weighted average shares outstanding - diluted (in ‘000)	81.637	68.129	81.727	68.527

16.6.2	Condensed Consolidated Statements of Comprehensive Income

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
in EUR ‘000
	9 months ended September 30,		3 months ended September 30,
	2010 unaudited	2009 unaudited	2010 unaudited	2009 unaudited

Profit/(loss) for the period	-20,099	8,381	-27,046	10,021

Foreign currency translation	43,513	4,290	-2,046	9,144
Unrealized result on available for sale securities	4,575	5,032	1,965	881
Actuarial gains / losses on pensions	-1,251		-446
Result unrealized cash flow hedges	1,264	913	1,196	-423
Other comprehensive income for the period	48,101	10,235	669	9,602

Total comprehensive income for the period	28,002	18,616	-26,377	19,623

16.6.3	Condensed Consolidated Statements of Financial Position

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
in EUR ‘000
	September 30, 2010 unaudited	June 30, 2010 unaudited	December 31, 2009 audited
ASSETS
Non-current assets
Property, plant and equipment	239,297	229,087	192,615
Intangible assets	82,604	83,252	75,398
Goodwill	51,966	52,574	46,824
Investments in associates and joint ventures	13,481	14,977	11,433
Net pension asset	3,255	3,291	2,923
Available-for-sale investments	15,087	13,086	10,441
Other financial assets	16,414	15,897	16,426
	422,104	412,164	356,060

Current assets
Cash and cash equivalents	292,123	245,494	327,837
Financial assets, short-term	56,611	100,896	100,286
Trade accounts receivables	66,354	80,487	87,031
Inventories	108,137	123,150	118,420
Other current assets	24,812	21,285	21,497
	548,037	571,312	655,071

TOTAL ASSETS	970,141	983,476	1,011,131

LIABILITIES AND EQUITY
Total equity attributable to equity holders of the parent	773,915	798,201	738,265

Non-current liabilities
Long-term financial liabilities	15,459	15,582	33,533
Long-term provisions	6,770	7,774	6,853
Deferred tax liabilities	16,669	19,717	18,830
Other non-current liabilities and deferred income	43,158	48,142	55,484
	82,056	91,215	114,700

Current liabilities
Accounts payable	63,000	34,846	79,099
Short-term financial liabilities	515	520	18,767
Other current liabilities and deferred income	48,884	49,212	47,512
Tax payable	862	8,959	12,049
Short-term provisions	909	523	739
	114,170	94,060	158,166

Total liabilities	196,226	185,275	272,866

TOTAL LIABILITIES AND SHAREHOLDER’s EQUITY	970,141	983,476	1,011,131

16.6.4	Condensed Consolidated Statements of Cash Flows

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
in EUR ‘000
	9 months ended September 30,		Third quarter 2010
	2010 unaudited	2009 unaudited	unaudited	2009 unaudited

Cash flows from/(used in) operating activities
Profit/(loss) before tax for the period	-18,757	17,601	-31,100	14,668

Adjustments	-1,007	-311	563	-86
Results of investments in associates and joint ventures	-1,678	-137	-2,896	372
Financial income and expenses	8,680	8,632	3,057	2,927
Amortization	14,925	15,783	5,697	5,338
Depreciation		-8,107		-8,112
(Reversal of) Impairment	-15,847	-1,399	-6,202	-252
Non-cash change in long-term deferred income and provisions	5,342	6,095	1,718	1,898
Stock based compensation	-202	107	57	-36
Other non-cash items	-8,544	38,264	-29,106	16,717

Change in net working capital
Trade accounts receivable and other current assets	20,119	-32,805	11,859	-24,907
Inventories	24,946	-31,771	15,472	3,088
Trade accounts payable and other current liabilities	-26,182	26,183	24,556	26,980
Interest paid	-1,587	-2,587	-278	-744
Income taxes paid	-16,288	-2,562	-5,114	-408
Receipts from / (payments of) deferred income and provisions	2,009	50,425	-134	51,353
Net cash from/(used in) operating activities	-5,527	45,147	17,255	72,079

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-45,587	-33,849	-15,540	-16,169
Proceeds from sale of equipment	910	159	105	101
Investments in intangle assets (including goodwill)	-8,221	-3,364	-4,143	-2,095
Proceeds from/(investments in) financial assets	48,159	-99,904	47,557	-100,137
Interest received	2,909	1,436	1,140	269
Net cash from/(used in) investing activities	-1,830	-135,522	29,119	-118,031

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	2,306	239,330	377	232,864
Proceeds from financial liabilities	94	3,056	9	2,947
Repayment of financial liabilities	-37,276	-12,196	-161	-857
Net cash from (used in) financing activities	-34,876	230,190	225	234,954

Effects of exchange rate on cash and cash equivalents	6,519	856	30	1,047
Net increase/(decrease) in cash and cash equivalents	-35,714	140,671	46,629	190,049
Cash and cash equivalents at beginning of the period	327,837	170,969	245,494	121,591
Cash and cash equivalents at end of the period	292,123	311,640	292,123	311,640

16.6.5	Condensed Consolidated Statements of Changes in Equity

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
in EUR ‘000
	Issued capital	Share premium	Net unrealized gains reserve	Hedging reserve	Actuarial gains / losses	Translation reserve	Accumulated deficit	Total
At January 1, 2009	15,800	743,746	3,254	-685	1,214	-32,852	-277,943	452,534
Issue of shares	3,704	235,626						239,330
Costs share based payment transactions		6,095						6,095
Total comprehensive income for the period			5,032	913		4,290	8,381	18,616

At September 30, 2009	19,504	985,467	8,286	228	1,214	-28,562	-269,562	716,575

At January 1, 2010	19,547	988,996	8,473	57	-5,217	-19,586	-254,005	738,265
Issue of shares	71	2,235						2,306
Costs share based payment transactions		5,342						5,342
Total comprehensive income for the period			4,575	1,264	-1,251	43,513	-20,099	28,002
At September 30, 2010	19,618	996,573	13,048	1,321	-6,468	23,927	-274,104	773,915

16.6.6	Notes to the Condensed Consolidated Interim Financial Statements

Notes to the condensed consolidated interim financial statements
(All amounts are in thousands of Euro, unless otherwise stated)

1	General
1.1	Corporate information

Crucell N.V. (the ‘Company’) is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded on NYSE Euronext Amsterdam (CRXL), and SWX Swiss Exchange Zurich (CRX). Its American Depositary Shares (ADSs) are publicly traded on NASDAQ New York (CRXL). The Company has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea, the UK and the US (hereinafter the ‘Group’). The Group employed 1,365 people at September 30, 2010 (September 30, 2009: 1,252).

Its vaccines are sold in public and private markets worldwide. Crucell’s core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Group has a broad development pipeline, with several product candidates based on its unique PER.C6 production technology. The Group licenses its PER.C6 technology and other technologies to the biopharmaceutical industry. There have been no changes to the organizational structure in the nine months of
2010.

On October 6, 2010 Johnson & Johnson and Crucell announced an agreement whereby Johnson & Johnson, through an affiliate, would acquire all outstanding equity of Crucell that it does not already own for approximately €1.75 billion in a recommended cash tender offer; this reflects an intended all cash offer of €24.75 per share for all outstanding shares not already owned by Johnson & Johnson. Crucell will become the center for vaccines within the Johnson & Johnson pharmaceutical group whilst retaining its innovative and entrepreneurial culture and dedicated employees. Combined with the strength of Johnson & Johnson, Crucell can further accelerate and expand our product and pipeline development, as well as our ability to provide vaccines to people around the world.

1.2	Basis of preparation

These condensed consolidated interim financial statements for the nine months period ended September 30, 2010 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed consolidated interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2009 which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. These consolidated interim financial statements were reviewed by our external auditor.

Accounting policies
Except as described below, the accounting policies applied are consistent with those applied in the financial statements for the year ended December 31, 2009 as described in those financial statements.

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2010.

IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. All payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of income. There is a choice on an acquisition by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group applies IFRS 3 (Revised) prospectively to business combinations as of January 1, 2010.
Not all standards, amendments to standards and interpretations, which are mandatory for the first time for the financial year beginning January 1, 2010 have been listed above as they are not expected to be relevant for the Group or do not vary from our current accounting policies.

Change in accounting policy as of January 1, 2009
As of January 1, 2009, Crucell changed its accounting policy of recognizing actuarial gains and losses for its defined benefit pensions plans. The newly adopted policy requires that all actuarial gains and losses are recognized in ‘other comprehensive income’ in the period which they occur. Prior to this change all actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions were accounted for in line with the ‘corridor’ method, which allowed deferral of these results. The new policy provides more relevant and timely information as all transactions and events of a defined benefit postretirement plan are recognized in the period in which they occur. Comparative amounts were adjusted as if the new accounting policy had always been applied. The change in accounting policy had an effect of € 1.0 million on total equity as of January 1, 2009.

1.3	Estimates and judgments
The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements relates to:

●	Revenue recognition;
●	Valuation of deferred tax assets and liabilities;
●	Impairment reviews of property, plant and equipment, intangible assets and goodwill;
●	Valuation of defined benefit plans and share-based payments;
●	Recognition of provisions for litigations and claims; and
●	Valuation of inventories.
The above uncertainties, except valuation of inventories, are described in detail in the notes to the financial statements of our Annual Report and Form 20-F for the financial year 2009 as filed with the Autoriteit Financiële Markten (AFM) on April 7, 2010.

Valuation of inventories
Inventories are stated at the lower of cost and net realizable value. Management exercises judgment in determining the valuation of inventory. In Q3 2010, the full carrying value of the Quinvaxem inventory produced during the period that the sterile operations had been compromised was recognized as a period expense. At this stage, Management does not consider it probable that for any Quinvaxem inventory affected future economic benefits will flow to the entity.

Management is not aware of any changes in the nature of uncertainties, changes in estimates of amounts reported in prior interim periods or other changes not included in these notes that should be disclosed.

2	Seasonality
A part of the sales of the Group’s products is exposed to seasonal variations. This is specifically the case for influenza vaccines, as vaccination programs mainly take place in the second half of the year. Furthermore, the travel vaccine portfolio sales are subject to seasonal travel patterns.

3	Credit risk
Credit risk represents the risk of financial loss caused by default of the counterparty. The Group’s principal financial assets are cash and cash equivalents, deposits and trade and other receivables.

Cash and cash equivalents and deposits are placed with numerous financial institutions that meet our credit-rating requirements. In addition, the investments have a low-risk profile as the majority of the investments are short-term deposits with a maturity up to one year. Management does not expect any counterparty to fail to meet its obligations.

The Group holds the following financial assets with financial institutions.

In thousands of Euro	Duration	September 30, 2010	December 31, 2009
Cash and cash equivalents	On demand	114,135	95,297
Cash and cash equivalents	<3 months	177,988	232,540
Other current assets	< 1 year	52,500	100,000
Other financial assets1	> 1 year	13,038	13,023
Total		357,661	440,860

The Group normally trades only with recognized, credit-worthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Allowances are recognized for receivable balances deemed uncollectible upon identification.

4	Segmentation
The Group identified the Management board as the ‘chief operating decision maker’. The Management board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance. This led to the identification of one reportable segment, which comprises the development, production and marketing of products that combat infectious diseases.

4.1	Information about major products

In thousands of Euro
	YTD 2010	YTD 2009
Paediatric vaccines	153,262	123,062
Travel vaccines	50,153	46,466
Respiratory vaccines	10,276	26,106
Other vaccines	4,807	7,075
Proteins and other business	9,665	10,553
	228,163	213,262

2  Other financial assets as at September 30, 2010, exclude € 2.2 million of rent-deposits.

5	Income taxes

In the first nine months of 2010, the tax charge decreased by € 7,878 or 85.4 % to € 1,342 compared to € 9,220 in the same period prior year. The decrease in tax is mainly caused by less taxable income in Korea, Switzerland and Sweden. In Korea the write-down of Quinvaxem inventory in the amount of € 22,766 reduced the tax charge by € 5,502.

During the first nine months of 2010 the Group had an effective tax rate of -7.2%. This relatively high tax rate is due to the particular structure of our organization. In most of our subsidiaries we realize taxable profits, however, in the Netherlands; we realized a taxable loss for which no deferred tax asset has been recognized. As a result, our tax charges are divided by a loss base which leads to the negative effective tax rate of -7.2%.

We expect our effective tax rate to remain high until we benefit from the tax exemptions in Korea starting in 2012 or until we are able to start generating profits in the Netherlands.

6	Property, plant and equipment

In thousands of Euro

Net book value PPE, January 1, 2010	192,615
Additions	45,587
Disposals	-910
Depreciation charge for the period	-14,925
Effect of movements in exchange rates	16,930
Net book value PPE, September 30, 2010	239,297

In the nine months of 2010 the Group invested a total of € 45,587 in property, plant and equipment. These investments mainly related to our new Korean production facility; investments in our facilities in Bern (Switzerland), which will improve current production processes and allow in-house production of materials currently acquired from third parties; and investments in our new filling line in Madrid (Spain).

The remaining contractual commitments for property, plant and equipment for the new Korean production facility in the Incheon, Free Economic Zone, Korea amount to € 3,744 (December 31, 2009: € 15,755).

No impairments or reversals of impairments were recognized in the first nine months of 2010.

7	Intangible assets

In thousands of Euro

Net book value, January 1, 2010	75,398
Additions	8,221
Amortization charge for the period	-8,681
Effect of movements in exchange rates	7,666
Net book value, September 30, 2010	82,604

8	Inventories

In thousands of Euro
	September 30, 2010	December 31, 2009
Raw materials and consumables	31,498	22,560
Work in progress	59,363	85,667
Finished products	17,276	10,193
	108,137	118,420

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Group stocks some inventories to a level such that they might not be utilized in one year. Provisions are recognized for obsolete inventory.

On October 28, 2010 Crucell announced that it has put a temporary hold on all shipments of Quinvaxem and Hepavax-Gene. Crucell also suspended production at the Shingal facility in Korea as the sterile operation had been compromised during recent operations. Current analysis indicates that a microbiological contamination has occurred and investigation into root cause is ongoing. The Shingal facility was already scheduled to be vacated next year. The operations in our new Incheon facility are not affected. There are no concerns in terms of product safety in relation to the use of any of the vaccines that have already been distributed. All products currently in the market were manufactured in compliance with GMP regulations and have passed all release tests, including, without exception, all sterility analyses.
The investigation into root cause of the contamination is progressing well and actions are being taken to resume manufacturing at the Shingal facility in the coming weeks. The company has taken a €22.8 million inventory provision on all Quinvaxem stock affected. Crucell’s responsibility to the children in developing countries is paramount and we have committed all required resources to resolve this issue expeditiously. We are working with all stakeholders, including authorities and Johnson & Johnson, to understand the circumstances surrounding these events and to assess the situation.

9	Issued share capital and reserves

Ordinary shares Issued and fully paid	Shares	Issued capital	Share Premium
	000	€000	€000
At January 1, 2009	65,833	15,800	743,746
Issue of shares	15,434	3,704	235,626
Costs share based payment transactions	-	-	6,095
At September 30, 2009	81,267	19,504	985,467

At January 1, 2010	81,446	19,547	988,996
Issue of shares	296	71	2,235
Costs share based payment transactions	-	-	5,342
At September 30, 2010	81,742	19,618	996,573

No dividends were distributed during the nine months of 2010.

Total cash proceeds on share issuances amounts to € 2,306 (same period 2009: € 239,330). The costs of € 5,342 (same period 2009: € 6,095) represent the non-cash period costs for the share-based payment transactions.

10	Share-based payment plans

The Company maintains stock option plans whereby the Remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board.

In the first nine months of 2010 a total number of 270,840 options were exercised under the Company’s stock option plans. In the first nine months of 2010 a total number of 1,238,327 options were granted under the Company’s stock option plans. This includes a total number of 108,824 conditional options granted under the terms of the long-term incentive plan.

Following the cash offer by Johnson & Johnson no new share options were granted any more and the Company announced a closed period for trading in Crucell shares and exercising of options. During this period no options will forfeit.

11	Retirement benefit obligations

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-time events.

12	Short-term and long-term financial liabilities

In thousands of Euro
	September 30, 2010	December 31, 2009
Mortgage loan	15,807	16,094
Equipment lease	167	17,924
Comprehensive credit limit Korean subsidiary	-	14,990
Mortgage loan Korea	-	2,998
Derivatives	-	294
Total financial liabilities	15,974	52,300

Following the strategic agreement with affiliates of JNJ in 2009 and positive earnings the liquidity of the Group improved significantly. Given the solid cash position and current interest yields in the market, the Group has limited needs for external debt. Consequently the Group initiated a program to reduce the level of debt.

Equipment lease
On April 21, 2010 the Group terminated several financial lease contracts by paying the remaining redemptions including a penalty for early payment. The leases mainly related to equipment for our facilities in the Netherlands.

Comprehensive credit limit Korean subsidiary
During the first quarter in 2010 the Group fully repaid its short-term comprehensive credit limit transaction agreements that were entered into by our Korean subsidiary. As at December 31, 2009 an amount of KRW 37 billion (€ 20,855) was drawn under these agreements.

Mortgage loan Korean subsidiary
During the first quarter in 2010 the Group fully repaid its mortgage loan facility that was entered into by our Korean subsidiary. As at December 31, 2009 an amount of KRW 5 billion
(€ 2,998) was drawn under this agreement.

13	Current and non-current liabilities and deferred income

In thousands of Euro
	September 30, 2010			December 31, 2009
	Current	Non-current	Total	Current	Non-current	Total

Deferred income	20,241	42,695	62,936	21,301	54,980	76,281
Other accruals and liabilities	28,643	463	29,106	26,211	504	26,715
	48,884	43,158	92,042	47,512	55,484	102,996

Total deferred income decreased by € 13,345, mainly due recognition of € 14,271 deferred income from the Johnson & Johnson collaboration. The decrease was partially offset by receipt of a deferred payment of $ 4,000 from the same collaboration

14	Related parties

14.1	General
The Group has related party transactions and balances with joint venture partners, associates and directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business. There were no material changes in the nature, scale or scope of related party transactions in the first nine months of 2010 compared with those disclosed in the Financial Statements for the year ended December 31, 2009.

14.2	Remuneration Management Board and Supervisory Board
For detailed descriptions of the remuneration structure for the Members of the Supervisory and Management Board, reference is made to the ‘Remuneration policy for Management Board and Supervisory Board’ as included in the Corporate Governance section of the 2009 Annual Report and Form 20-F. Any relevant changes are highlighted below.

Remuneration
In 2010, the base salary levels of the Management Board were increased by 6% to 10%. Each year, the Supervisory Board considers whether base salary levels should be adjusted according to external and internal business factors.

Long-term incentive plan
On January 1, 2010, as part of the long-term incentive plan, a total number of 80,670 conditional options were granted to members of the Management Board.

At the General Meeting of Shareholders on June 4, 2010, our shareholders approved to increase long term incentive levels in order to bring the compensation package for the Management board more in line with competitive market levels (taking account of AMX-listed companies and direct competitors), as specified below:

Chief Executive Officer	65%
Other Board functions	50%

Options and shares
On March 18, 2010 a number of 40,000 options with an exercise price of € 3.49 were exercised by Ronald Brus, the Company’s CEO. On February 9 and March 3, 2010 a total of 50,000 options with an exercise price of € 5.49 and 20,000 options with an exercise price of € 3.49 were exercised by Leon Kruimer, the Company’s CFO. There were no other exercises of share options held by members of the Management Board or Supervisory Board during the first nine months of 2010.

At the General Meeting of Shareholders on June 4, 2010, our shareholders approved the grant of 150,000 options with an exercise price of €14.43 to Mr. de Jong, the Company’s COO. This option grant is governed by the ordinary employee stock option plan 2008.

Share grants to Supervisory Board
During the first nine months of 2010 a total of 25,000 shares were granted to members of the Supervisory Board, which forms part of their annual remuneration.

15	Litigation
In the first nine months of 2010, there were no material changes to litigation affecting the Group from those disclosed in the Financial Statements for the year ended December 31, 2009.

16	Contingent liabilities or contingent assets
In the first nine months of 2010, there were no material changes to the Group’s commitments and contingent liabilities from those disclosed in the Financial Statements for the year ended December 31, 2009.

17	EGM information

Crucell will convene an Extraordinary General Meeting of Shareholders on December 10, 2010 in Amsterdam, the Netherlands, to discuss the intended offer of Johnson & Johnson for all outstanding shares of Crucell not already owned by Johnson & Johnson. The statutory meeting for shareholders as required by Dutch takeover regulations will be held in January, 2011 in Amsterdam, the Netherlands (six business days prior to the expiration of the acceptance period of the offer).

16.7	Review Report Relating to Crucell’s Updated Condensed Consolidated Interim Financial Statements Relating to the Nine Month Period Ended September 30, 2010

To the Supervisory Board and Shareholders of Crucell N.V.,

Leiden, the Netherlands

Introduction
We have reviewed the accompanying condensed consolidated interim financial statements for the 9 month period ended September 30, 2010, of Crucell N.V., Leiden, which comprises the condensed consolidated statement of the financial position  as at September 30, 2010, the condensed consolidated statement of income, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flow and the selected explanatory notes for the 9 month period then ended. We have not reviewed the condensed consolidated interim financial statements for the 9 month period ended September 30, 2009. The amounts included for comparative purposes in the condensed consolidated statement of income, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flow have therefore not been reviewed.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review
We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at September 30, 2010, is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Deloitte Accountants B.V.
P.J.M.A. van de Goor
Amsterdam, the Netherlands
November 8, 2010